
04038891



H&R BLOCK

2004 ANNUAL REPORT 2004 PROXY STATEMENT

RELATIONSHIP

H&R Block tax professional Lisa Russell helped Kelly Charleston, a single mother from Glendale, Arizona, with her taxes. She suggested that Kelly, above left, make larger contributions to her 401(k) plan and ask about employer-sponsored education savings accounts.

RESULT

Kelly has a better long-term perspective on her financial goals. She's now looking for a home, due in part to information that Lisa gave her. Lisa referred Kelly to an H&R Block Mortgage loan specialist familiar with programs for minorities buying a first home.



H&R Block serves clients through businesses operating under three brands: H&R Block, RSM McGladrey and Option One. These businesses share a long-term focus on building strong client relationships based on service excellence. H&R Block, the leading brand in consumer tax services, offers clients a choice of in-office and digital tax solutions. H&R Block Financial Advisors helps clients plan for the future, while H&R Block Mortgage helps them with home finance products. RSM McGladrey offers a unique array of tax, accounting and business services for middle-market companies. Option One Mortgage is a leader in wholesale non-prime lending and servicing.

TABLE OF CONTENTS

SELECTED FINANCIAL HIGHLIGHTS

Amounts in thousands, except per share amounts and number of sharehol

Year Ended April 30	**2004**	2003	2002	2001	2(
FOR THE YEAR:					
Total revenues	**$ 4,205,570**	$ 3,746,457	$ 3,285,701	$ 2,965,405	$ 2,420,(
Net income before change in accounting principle	**$ 704,256**	$ 580,064	$ 434,405	$ 276,748	$ 251,(
Net income	**$ 697,897**	$ 580,064	$ 434,405	$ 281,162	$ 251,(
AT YEAR END:					
Total assets	**$ 5,380,026**	$ 4,767,308	$ 4,384,640	$ 4,166,044	$ 5,700,1
Long-term debt	**$ 545,811**	$ 822,302	$ 868,387	$ 870,974	$ 872,(
Stockholders' equity	**$ 1,897,009**	$ 1,663,709	$ 1,369,420	$ 1,173,741	$ 1,218,(
Shares outstanding	**173,096**	179,601	181,126	183,608	196,(
Number of shareholders	**29,430**	30,716	31,094	31,523	33,(
MEASUREMENTS:					
Basic earnings per share:					
Net income before change in accounting principle	**$ 3.98**	$ 3.23	$ 2.38	$ 1.50	$ 1
Net income	**$ 3.94**	$ 3.23	$ 2.38	$ 1.53	$ 1
Diluted earnings per share:					
Net income before change in accounting principle	**$ 3.90**	$ 3.15	$ 2.31	$ 1.49	$ 1
Net income	**$ 3.86**	$ 3.15	$ 2.31	$ 1.52	$ 1
Other per share data:					
Cash dividends declared	**$ .78**	$ .70	$ .63	$ .59	$
Net book value	**$ 10.96**	$ 9.26	$ 7.56	$ 6.39	$ 6
Return on total revenues	**16.7%**	15.5%	13.2%	9.3%	10
Return on stockholders' equity	**43.6%**	45.2%	41.1%	29.7%	25
Return on average assets	**13.8%**	13.5%	9.8%	5.3%	7
Working capital ratio	**1.20**	1.38	1.17	1.13	1
Debt to total capital ratio	**30.2%**	34.5%	40.4%	44.0%	50
Total equity to total assets	**.35**	.35	.31	.28	
Dividend yield	**1.7%**	1.8%	1.6%	2.1%	2
Dividend payout ratio	**19.8%**	21.7%	26.6%	38.5%	41


R BLOCK
quarters

rporate offices in Kansas City, Missouri.



Mark A. Ernst, *H&R Block chairman, president and chief executive officer, speaks to U.S. tax managers.*

LETTER TO SHAREHOLDERS

We've completed another successful year ι H&R Block, again delivering strong results s measured by traditional financial indicators:

- Revenues, up 12 percent
- Earnings, up 20 percent
- Earnings per share, up 23 percent
- Return on equity, 44 percent.

Over the past five years, we've sustained our rowth through changing economic climates. /e've demonstrated the resilience of our mix of usinesses, operating under the umbrella of ur three brands – H&R Block, Option One and SM McGladrey.

For the past two years, Option One led our rowth with outstanding results in revenues nd pretax earnings. In 2004, our growth was oosted by revenue and earnings improvements in our H&R Block and RSM McGladrey branded businesses. And at the end of the year, our financial condition was as solid as we've seen it in many years.

Once again, we generated significant free cash flow, which we deployed in ways that we believe will create long-term value for shareholders.

We invested in the future growth of our businesses when those investments made sense in terms of our strategic objectives. And we returned excess cash to shareholders in the form of dividends and share repurchases.

This year we increased our dividend for the seventh consecutive year, returning $138 million to shareholders. We repurchased 10.6 million shares for $520 million and decreased the number of shares outstanding from 180 million to 173 million.

We face complex challenges as we work to achieve our long-term objectives. But looking forward, we remain committed to our core principles for creating shareholder value:

- We operate our businesses to create unique value for the clients we serve.
- We work to continuously make our services more relevant and valuable to clients.
- We deploy capital efficiently, increasing earnings while minimizing required capital.
- We work to increase long-term shareholder value through the prudent use of our capital.

We operate our businesses with a strategic focus on the long term: long-term relationships with clients, long-term growth in the markets we serve, and long-term returns for shareholders.





Susan Arkuszewski, *a tax professional in Brockton, Massachusetts, reads to elementary school children. She was the recipient of a Henry W. Bloch award for outstanding community service in 2003.*



nz Warren, *northeast regional director, R Block Financial Advisors, Greenwich, nnecticut.*

Tim Witt *and* Justin Bergen, *senior se Investment Management department Financial Advisors headquarters in L*



$2,420.9
$2,965.4
$3,285.7
$3,746.5
$4,205.6
2000
2001
2002
2003
2004

CONSOLIDATED REVENUES
(in millions)

In practice, this approach means we'll be patient when we believe that selected businesses need time to build a solid foundation for their future growth. And at times, we'll continue to make investments that we believe will create the greatest value over the long term, even when it appears that the stock market might reward other alternatives more quickly.

H&R BLOCK BRANDED BUSINESSES

The U.S. tax business had a year of notable successes, along with some disappointments. Among our achievements, we integrated the operations of 459 former franchise offices into our network of company-owned tax offices. This complex transition, executed very well, contributed to the segment's 13 percent increase in revenues and 15 percent increase in pretax earnings.

Our digital tax solutions business reacl critical scale and is now making a meaning contribution to pretax earnings. We gai share in the online tax solutions market. A we enjoyed our fastest growth in a niche tl we believe has great potential – the blenc channel that enables clients to do their ta with a software or online solution and have option of getting help from a tax professiona answer questions or check their work.

We have a healthy lead in this emerg market. H&R Block is the only company tl offers a range of digital tax solutions and a has its own nationwide network of tax offic Over time, we believe a large number taxpayers will prefer a blended digital solution to a purely digital alternative.

We saw improved client satisfaction in tax offices, which indicates we're mak



', *a tax client, with her daughter*
H&R Block tax office,
'ssouri.

Chan Singh, *H&R Block tax professional, Toronto, Ontario, Canada.*



Jeffery W. Yabuki, *executive vice president and chief operating officer, meets with H&R Block associates.*

Ve're unique in our ability to empower clients to make lecisions to improve their tax and financial lives."

rogress in increasing the value that clients lace on our services. More than 215,000 IRA ccounts were funded, up more than 70 percent om last year. And nearly half of H&R Block fortgage clients got their mortgage referral om our other businesses. These trends emonstrate our progress in increasing the elevance of our tax-related advice and ssociated financial products and services.

Without question, our biggest disappointment as the decline in the number of retail tax lients, a 3 percent decrease. The U.S. tax usiness faces both short-term and long-term hallenges.

We've known for some time that our success this market would attract competitors who elieve they can duplicate at least part of what e offer our clients, notably speed of refund. efund speed is of primary importance to early-season filers, who will take their business to a competitor if there is too long a wait in one of our offices or if a competitor's office is more conveniently located.

Our review indicates there are many locations that present growth opportunities – areas where we have many taxpayers who fit our profile of likely clients, but not enough office capacity to give them the convenience of quicker service or a closer location.

In 2005, we plan to open as many as 600 new offices in these areas. (We began the expansion process in 2004, when we opened offices in about 550 Wal-Mart stores.)

In the next several years, we'll continue to add offices where research indicates we have an opportunity to grow. In the short term, we'll also continue to refine our marketing strategies and tactics to attract more new clients to our offices.

The long-term challenge, however, is more fundamental: to more sharply differentiate the unique value of the H&R Block brand, building on our current strengths while also providing consumers a more compelling value proposition beyond mere convenience.

While speed of refund is becoming a more widely available service in the industry, we're unique in our ability to empower clients to make decisions to improve their tax and financial lives.

We're the only major company that provides a combination of tax services and financial information and advice, along with related products and services that enable clients to work toward their financial objectives.

We're also unique in our ability to give clients the flexibility to choose from a wide variety of tax solutions: meeting with a tax



ris Garnica, *server systems team lead, with Colleen Bell, third-party team lead, and Sid Ellegard, senior work engineer, in the network operations center at Option One Mortgage, Irvine, California.*


OPTION ON

Option One headquarters, Irvine, Cali

"Since 1999, we've made significant progress with our long-term mission to help clients achieve their financial objectives by serving as their tax and financial partner."


$251.9
$276.7
$434.4
$580.1
$704.3
2000
2001
2002
2003
2004

CONSOLIDATED NET EARNINGS
before change in accounting principle
(in millions)

professional in an office, using software or online tax products at home, or blending these alternatives.

Since 1999, we've made significant progress with our long-term mission to help clients achieve their financial objectives by serving as their tax and financial partner. In 2004, for the first time we began highlighting the advantage of this expanded relationship in our marketing programs. We believe this competitive advantage will become more compelling in years to come as we continue to deepen our capability of delivering on that brand promise.

H&R Block Financial Advisors has been a business on the mend for several years. We saw progress in 2004 with a 14 percent increase in revenues and a $64 million improvement to the bottom line. The organization has modified its business model to match the realities of today's market by shifting our focus fr transaction-based client relationships to m advice-based relationships. We plan to ha several thousand tax professional/financ advisor partnerships in 2005. And we now ha more than 1,000 tax professionals enrolled a program to become licensed referral t professionals.

I am confident we have a strong foundati in place to grow this business in scale and m us forward with H&R Block's mission become our clients' tax and financial partne

Our international tax business contribute solid year, with important growth initiati that were internally funded. While t business is fairly small, we see opportunit that bode well for future growth, such as in t United Kingdom, where we are moving forwa with a relationship with Barclays Bank.





Marcus S. Alexander, *an underwriter with Option One, participates in a company-sponsored community service project, building a house for Habitat for Humanity in Redmond, Washington.*

esident and chief executive officer, rtgage.



Karen Carpenter, *an underwriter with Option One, Bellevue, Washington.*

H&R Block Mortgage headquarters, Forest Hills, California.

OPTION ONE MORTGAGE

We've believed for some time that our mortgage business is a unique enterprise that has more potential for creating long-term shareholder value than many investors realize.

In 2004, our mortgage segment's financial results once again showed what an outstanding business we have in Option One, our non-prime mortgage operation. And our retail mortgage business – H&R Block Mortgage – also demonstrated excellent results and strong growth potential.

Loan origination increased 40 percent. The segment recorded $678 million in pretax earnings. We increased revenues 10 percent even though the year-over-year comparison was challenging.

(In 2004, we sold previously securitized residual interests that boosted revenues and earnings by about $131 million, compared with similar transactions this year that yielded about $41 million.)

We manage Option One to optimize cash flow and minimize risk to the balance sheet. Our approach generates substantial free cash flows that we convert to shareholder value in the form of dividends and share repurchases, which enables us to accrue significant value for long-term shareholders.

If you're an investor with relatively short-term goals, this strategy may not be as satisfying as a spinoff or a sale of this business would be. But the principles that guide our approach to the business keep our focus on creating long-term value.

Next year brings significant challenges. The expected increase in interest rates will test the quality of our organization and the ability of



$1.27
$1.49
$2.31
$3.15
$3.90
2000
2001
2002
2003
2004

CONSOLIDATED NET EARNINGS
per diluted share before change in accounting principle



Brandon Maves, *general services manager, RSM McGladrey, Minneapolis.*

RSM McGladrey Business Services offices, Minneapolis.



25.1%
29.7%
41.1%
45.2%
43.6%
2000
2001
2002
2003
2004

RETURN ON EQUITY

our associates to respond with agility to the rate changes. We expect somewhat lower margins as a result of the interest rate volatility that makes bond investors more cautious. Margins may improve after rates stabilize at a higher level.

Despite these likely fluctuations in the interest rate environment, we expect continued growth in mortgage originations. This expected growth is driven primarily by factors that we can manage, such as the number of our account executives, our closing ratios and other controllable drivers.

Our long-term focus on building a strong organization with solid client relationships will be critical to our success. This challenging transitional period – when the wind is in our face, not at our back – will enable us to demonstrate this business's enduring value.

RSM MCGLADREY BUSINESS SERVICES

The business services market for mid-siz companies is an opportunity where we belie we can build a business that creates uniqu long-term value for clients and shareholder Our investments in this area fit in well wit our mission and strategy.

In 2004, we got a glimpse of the potential thi business promises. Revenues grew 15 percen Pretax earnings improved by $33 million. Thi progress was driven by good results in our cor tax and accounting business, along with soli growth in our capital markets operation.

RSM McGladrey's most significan accomplishment of 2004 was further establishin a solid foundation that will sustain futur growth. This business is now positioned t make a more meaningful contribution t H&R Block's earnings.



H&R BLOCK

R Block tax professional,
ia.

H&R Block tax office, Chicago.



Keith Searcy, *service center associate, Kansas City, Missouri.*



"Our experience in establishing H&R Block as the leading brand in consumer tax services taught us that nothing is more important than the trust we engender when we help our clients achieve a financial goal."

ALUES FOR LONG-TERM RELATIONSHIPS

Certainly all of our businesses – in whatever age of development – face distinct challenges ı the coming year. There's no doubt these ıallenges will engage our full attention.

But as we look forward to H&R Block's ftieth anniversary in 2005, we remember 'hat we have learned from the company's istory: that the H&R Block brand is a ıng-term asset of considerable value, and that reating value for each of our brands is a long-erm process.

There isn't a line item on our balance sheet nat fully captures the value of the H&R Block rand, although by some estimates, it's the ompany's single most valuable asset. This alue accrued after long years of working with lients to win their trust and maintain their onfidence in our ability to serve them well.

Our experience in establishing H&R Block as the leading brand in consumer tax services teaches us that nothing is more important than the trust we engender when we help our clients achieve a financial goal.

This lesson stands behind our commitment to the core principles that shape our long-term approach to the business, as well as our commitment to our mission and corporate values that govern the company's relationships with clients, shareholders and its associates – the values of client focus, integrity, excellence, respect for the individual and teamwork.

These values are a common denominator between and among the company's three brands. They guide our commitment to expand the relevance of the H&R Block brand and increase the value of the Option One and RSM McGladrey brands.

In a time of transition and change, we realize the importance of remaining true to our values and principles. We've consistently taken this approach to the business. We are confident about our prospects for the coming year and appreciate your continued support.

Mark A. Ernst
Chairman, President and Chief Executive Officer



RELATIONSHIP	RESULT
H&R Block tax professional John Irwin helped Ray Swiczkowski, Jr., above, get the best possible tax refund. John explained the advantages of starting an IRA as well as the costs and benefits of various settlement products, including refund anticipation loans.	When Ray lost his job, he was able to live on cash from a refund anticipation loan. After he found a new job, he began to plan his future and opened an account with H&R Block Financial Advisors Inc. He intends to finance a home with a loan from H&R Block Mortgage.

TAX AND FINANCIAL RELATIONSHIPS

I&R Block helped Ray Swiczkowski, Jr. get the best possible tax refund. But Ray's rusted tax professional didn't stop there. He also encouraged Ray to get started on iis long-term goals – home ownership and retirement – by introducing him to I&R Block Mortgage and H&R Block Financial Advisors.

With the help of H&R Block tax professional ohn Irwin, Ray got a substantial tax refund in 003. The 38-year-old factory worker and father ' two hoped to do as well in 2004. When he arned John had moved from the H&R Block ffice in Holland, Ohio, to another office in earby Maumee, Ray tracked him down.

During the tax preparation interview, Ray amented that he hadn't done much planning or his retirement. John recommended an IRA nd introduced Ray to Randy Smith, a senior ax professional who was highly knowledgeable bout IRAs.

The IRA enabled Ray to begin saving for the uture while pushing him into a lower tax racket. And that increased his refund by everal hundred dollars.

Ray also mentioned that he hoped to buy is first home from his mother, who was selling the house she'd lived in for 30 years. But his financial history wasn't perfect and three lenders had already rejected his loan application.

With Ray's permission, John called H&R Block Mortgage, and within minutes, loan specialist Dustin Ekey of the Cleveland office was on the phone, explaining possible choices to Ray and setting the groundwork for a mortgage application.

When the tax return was completed, John summarized the ways in which Ray could get his refund, including an explanation of the costs and benefits of various settlement products. Ray chose a refund anticipation loan.

"I knew it wasn't the cheapest thing to do, but I wanted the money right away, and the way things turned out, it was a blessing," Ray said. He was about to be laid off from his job.

"It was one of the best days of my life, because of everything I was able to do with H&R Block, especially getting a mortgage application going," he said. "But it was also one of the worst."

Fortunately, Ray had access to his refund money until he got a new job. Then Edie Schwamberger, of H&R Block Financial Advisors, helped Ray open an account to allow for financial planning in the future. Ray is also looking to close in the near future on an H&R Block mortgage.

"The professionals at H&R Block were great. It's such a pleasure dealing with people who have your best interests at heart," he said. "No doubt, I'll return to H&R Block because no other tax service company is able to give financial advice and help me out in so many ways."

"I was doing my tax return online when a couple of questions cropped up. It was clo to midnight when I called to leave a voice message at a nearby H&R Block office. Mu to my amazement, a tax professional picked up the phone."

Jenniffer Scheideler, *digital tax solutions c*

A year ago, 26-year-old Jenniffer Scheideler was like many other dedicated single moms – working full-time at a temporary agency near her home in New Milford, Pennsylvania, and scrambling to raise two boys, ages six and 16 months.

Today, Jenniffer is confined to a wheelchair, with vision problems and stroke-like symptoms caused by multiple sclerosis.

She spent a month in the hospital after the sudden onset of the disease last August and hasn't worked since. She goes to rehab twice a week, but spends most of her time at home because it's difficult to get out.

That's why Jenniffer was so intrigued when she received an e-mail in January promoting H&R Block's online tax preparation solution. She liked the option of doing her taxes online while also having the opportunity to speak with a tax professional if she had a question or needed to be reassured that she was handling a complex tax issue in the right way. So one night after the kids were asleep and the apartment was quiet, she decided to give it a try.

"I got into it and thought, 'Wow, this is so convenient!'" she said. "It was great."

Jenniffer's tax return was more complex than usual this year due to her illness and related unemployment and disability issues. When a couple of questions cropped up during the online session, Jenniffer decided to leave a voice message at the nearby H&R Block office in Montrose, Pennsylvania.

"It was close to midnight when I called and much to my amazement, a tax professional picked up the phone," Jenniffer said.

After talking with two tax professionals, Jacqueline Hunter and Sherry Frederici, Jenniffer completed her return and e-maile to Sherry for review. "She called back a li while later, and we were finished," Jenni said. "She told me my refund amounts a when the money would be in my accou Really, the whole thing was amazing."

As an H&R Block tax professional, She says she was glad to lend a hand. "That's wl we're here for. It felt good to help her, beca it's hard for her to get out." As for the l hours, Sherry said that's par for the cou during the tax season.

Jenniffer was so enthusiastic about t simplicity and convenience of H&R Bloc online tax solution that she says she'll be usi it again next year. "The convenience w phenomenal. I could put the kids to bed and down with my cup of tea and just do my ta without any interruptions," she said.



RELATIONSHIP	RESULT
Jenniffer Scheideler's health problems made it difficult for her to visit a tax office, but she wanted a tax professional to answer her questions and assure her that she was handling a complex issue correctly. H&R Block offered a service alternative that met her needs.	Jenniffer completed her taxes at home, with telephone assistance from an H&R Block tax professional in a nearby office. She enjoyed the comfort and convenience of home, combined with the help she needed from a tax professional.



RELATIONSHIP	**RESULT**
Sharon and Marion Goodman, above, rely upon tax professional Lillian Callaway to help them find all the credits and deductions that the law allows. They also appreciate Lillian's advice, which gave them alternatives to consider for funding their children's higher education.	The Goodmans are confident that their tax and financial lives are in good order, without having to take a great deal of time out from the many activities that bring meaning to their lives and enhance the quality of life in their community.

"My life is pretty complex, and taxes just aren't my area of expertise. I need someone I can trust and who I know will get the job done right. That's why I chose H&R Block."

Sharon Goodman, *H&R Block client*

Sharon and Marion Goodman have a full life and a busy schedule, with many activities and commitments involving family, community and a wide variety of organizations.

They rely on their trusted H&R Block tax professional, Lillian Callaway, not only for help preparing their tax return, but also for information and suggestions that are relevant to the Goodman's major personal and financial objectives. This advice enables them to plan more effectively for their long-term goals.

Marion retired last year from a position with the State of Florida Department of Children and Families. He's a deacon at his church and engaged in other volunteer activities.

Sharon is the former mayor of their hometown of Arcadia, Florida, where she now serves as city councilor and school principal. She directs an early childhood preschool with more than 100 students. And after school, she's also a dedicated student, working many hours to achieve an important personal objective: a doctorate in religious studies. She was ordained as a minister last year.

In addition to these demanding commitments, Sharon also volunteers tirelessly for her church.

"My life is pretty complex, and taxes just aren't my area of expertise," she said. "I need someone I can trust and who I know will get the job done right. That's why I chose H&R Block.

"I have many education exemptions and travel expenses that need to be taken into account. And Lillian really knows the letter of the law.

"She's extremely competent and dedicated. We couldn't be happier with the work she's done and the assistance she's given us," Sharon said.

Lillian's relationship with the Goodmans is based on her insight into the couple's tax situation. But she also has some insight into their life situation. And she's given them some alternatives to consider that enabled them to plan more effectively for family goals, such as financing a college education for their children.

For example, Lillian directed the Goodmans to available scholarships and financial aid for their son, Marion III, now a junior in high school. Their daughter, Shari, is a sophomore at Florida Gulf Coast University.

It's all part of the job for Lillian, a six-year tax professional with H&R Block.

"I don't know that there's any particular thing I've done that's been exceptional," she said. "I just try to be attentive to the client's needs. I enjoy working with people. And when I'm able to help someone like I've helped the Goodmans, it's very satisfying."



RELATIONSHIP	RESULT
In 1992, Delia Meier, above, and the family-owned Iowa 80 Group turned to RSM McGladrey for help in drafting a three-year strategic plan. RSM McGladrey specializes in assisting privately held middle-market companies to become more efficient and grow.	Working with professionals from RSM McGladrey, the Iowa 80 Group has achieved its goal of transforming the family business into the world's largest truck stop, with a sister company that operates the industry's largest chain of truck weighing stations.

RESULTS FOR MID-SIZED BUSINESS

SM McGladrey consultants worked closely with the managers of a family-owned ompany to help them plan for a second generation of growth and achieve mbitious goals: to build the world's largest truck stop and expand their presence in he transportation industry.

In 1965, a visionary named Bill Moon ırchased a small truck stop along a newly ›nstructed stretch of Interstate 80 in Walcott, ›wa. In time, the family business grew to ecome one of the largest independent truck ops in the U.S.

But after Bill passed away in 1992, wife arolyn, son Will and daughter Delia realized ›e time had come to plan the next stage in the ompany's future.

"My father always had a strategic plan, but it as in his head," said Delia Meier, a senior vice resident with the business. "We needed to ıake a transition to the second generation, to different kind of company."

At the recommendation of a friend, the Iowa 0 Group's management team turned to SM McGladrey Business Services Inc. for rofessional advice.

RSM McGladrey business consultants helped develop a plan to make Iowa 80 the largest truck stop in the world and continue the expansion of one of the company's subsidiaries, a truck weighing business called CAT Scale Company.

Today, the Iowa 80 truck stop in Walcott is indeed the largest in the world. The 200-acre facility, which handles about 5,000 visitors a day, boasts four restaurants, gift and convenience stores, a truck service facility, shower facilities, a barbershop, dental services and an 80-seat movie theater.

The company also owns Truckomat truck washing facilities at 10 locations nationwide.

The CAT Scale business, meanwhile, has expanded from 250 locations in 1992 to 900 locations and is now the largest truck scale chain in the industry.

Delia said the discipline enforced by RSM McGladrey's rigorous strategic planning process played a key role in Iowa 80 Group's success. Each long-term plan assesses a range of competitive issues, analyzes the state of the business, and defines three-year objectives.

"The strategic plans have really been great tools for us. They've forced us to focus on what we need to do and give us the guidelines to follow through and do it," she said. "We've had many opportunities to get involved in different things. But if it didn't fit our strategic plan, we didn't do it. I don't think that either the CAT Scale or truck stop businesses would be where they are today if we'd gotten sidetracked."

Iowa 80 will celebrate its 40th year with the opening of a truck museum, including a building that will house Bill Moon's collection of more than 100 vintage trucks.



RELATIONSHIP

Option One Mortgage Corp. provides wholesale, non-prime loans to Remington Mortgage in Southfield, Michigan. Remington Mortgage offers the loans on a retail basis to homeowners in the southern Michigan region.

RESULT

Option One understands that every loan applicant is a unique individual and evaluates every loan application on an individual basis. This approach gives a competitive edge to Josh Stern, above, enabling Remington Mortgage to provide loans to more applicants.

RELATIONSHIPS LEAD TO RESULTS

ption One Mortgage builds partnerships with mortgage brokers, helping companies ke Remington Mortgage become more competitive with a wide range of mortgage roducts and an approach to customer service that enables them to meet the needs f more loan applicants.

Josh Stern, president of Southfield, ichigan-based Remington Mortgage Inc., sees world of difference between Option One and her mortgage companies. For the past six ars, he's worked closely with Option One to ovide non-prime loans to homeowners across uthern Michigan.

Unlike many non-prime lenders, Option One kes the time to thoroughly examine a loan portunity and fully understand a borrower's rcumstances before making a decision on the an application, Josh said. That's much different om many other mortgage companies, which ly solely on computer programs to generate provals or denials.

Option One's willingness to look deeper eans the company is much more likely to ake a challenging loan work, he said. That exibility and commitment, coupled with Option One's portfolio of products, translates into satisfied – and appreciative – customers.

"Option One is a very progressive company that has a great feel for what customers need," Josh said. "They're a non-prime lender that seems truly interested in making sure the loan makes sense for the customer."

According to Josh, Option One account executive Connie Werner exemplifies another quality that sets Option One apart: the dedication of its people.

"It's truly a partnership with Connie," he said. "She's in here several times a week to review and discuss the loans in our pipeline and to see what she can do to get them funded. She works extremely hard."

Connie has even played a role in Remington's marketing efforts. Last year, she suggested that Remington expand its direct mail campaign to target new territories. The campaign's result? New customers and more mortgages.

In addition to the close working relationship with Connie, Josh regularly communicates with other Option One managers. In contrast, most other lenders send only their account reps.

Connie says mutual trust and respect are at the heart of the relationship between Remington and Option One.

"I'm fortunate to work with someone who believes in the approach that Option One takes to the non-prime market," she said. "Together, I think we've been able to do a lot of good for a lot of people. I'm really proud of what we've accomplished." Josh agrees.

"Option One gives you respect and really goes the extra mile, both for the customers and the broker. We enjoy doing business with them. They make our jobs a lot easier," Josh said.

"Since 9-11, many people have needed to draw on the equity in their homes to g them through difficult times. Option One has done a great job meeting that need

Eric Garza, *chief executive officer, Preferred Mort*

Denver-based Preferred Mortgage Group Inc. was established a decade ago as an alternative for those who have faced credit difficulties. In Option One Mortgage Corp., they found a perfect partner.

"We've had a fantastic relationship for four years," said Eric Garza, Preferred Mortgage's chief executive officer. "Option One takes a very commonsense approach to underwriting, and with the flexibility and the risk management tools they have, they're able to offer a wide range of programs that are sustainable in the marketplace."

Option One's willingness to approach each and every loan and borrower on an individual basis complements Preferred Mortgage's strategy, which includes providing clients with financial counseling to help them get back on their feet.

In fact, Preferred Mortgage is so enthusiastic about Option One's client-centered approach that the company gives Option One a first look at every non-prime loan application that comes through the door, Eric said. Preferred Mortgage did almost $300 million in loans last year.

"Rather than sending 50 loans to 50 different companies, we'd rather send them all to Option One because of the relationship we have with them," he said. This relationship "helps us in pricing and it helps us build momentum.

"We have a very good working knowledge of Option One's programs, and that gives us a competitive edge in the market when we sit down with the clients. It's truly a partnership."

Because Option One is able to respond quickly to mortgage applications with a top-notch team of loan professionals, doing business with the company is a breeze, Eric said.

Option One runs "at a higher speed tha lot of companies in terms of getting back their clients," he said. This responsivenes coupled with a determination to make decision that also serves the customer's b interest: Option One is willing to pass on a l opportunity when it may not be to the borrow advantage to take on more debt.

"I respect that, because that's somethin lot of companies won't do."

Richard Brown, Option One's Denver bra manager, said he meets frequently with Eri find new ways to serve customers better.

"We've been able to help them grow th business by being flexible on some matte Richard said. "And we've benefited because vast majority of the non-prime loans that t get are automatically funneled to us. So it tr is the best kind of partnership."



RELATIONSHIP

Preferred Mortgage Group takes a customer service-intensive approach to the mortgage business, helping homeowners who have faced credit difficulties. Option One's focus on client service enables Preferred Mortgage to give its customers the attention they need.

RESULT

Eric Garza, above, is able to be more successful, thanks to the ease of doing business with Option One, which offers a variety of wholesale mortgage products and services that meet the needs of a broad range of loan applicants.

FIVE YEARS IN REVIEW

Amounts in thousands, except offices and number of loans origina

Year Ended April 30	**2004**	2003	2002	2001	2C
NUMBER OF TAX OFFICES:					
By country:					
United States	**9,851**	9,301	9,015	9,072	9,2
Canada	**891**	910	955	944	9
Australia	**378**	362	362	350	3
Other	**65**	62	59	84	
	11,185	10,635	10,391	10,450	10,6
By type:					
Company-owned	**6,942**	6,045	5,794	5,827	5,9
Franchised	**4,243**	4,590	4,597	4,623	4,6
	11,185	10,635	10,391	10,450	10,6
RETURN AND FEE DATA:[1]					
Tax preparation fees:					
United States	**$ 2,119,772**	$ 1,947,727	$ 1,863,204	$ 1,661,270	$ 1,498,2
Canada	**81,495**	82,006	77,985	76,101	73,1
Australia	**55,303**	52,892	49,660	47,021	39,4
Electronic filing fees in the United States	**$ 126,212**	$ 196,813	$ 214,751	$ 212,018	$ 205,5
Discounted return fees in Canada	**$ 27,322**	$ 28,369	$ 27,024	$ 28,616	$ 29,0
Number of returns prepared:					
United States	**15,903**	16,331	16,899	16,442	16,2
Regular returns in Canada	**1,182**	1,191	1,196	1,220	1,2
Discounted returns in Canada	**552**	531	525	532	5
Australia	**519**	505	489	486	4
Overseas	**72**	76	69	54	
	18,228	18,634	19,178	18,734	18,5
Clients served:					
United States[2]	**16,015**	16,517	17,148	16,883	16,9
Canada	**1,734**	1,722	1,721	1,752	1,8
Australia	**519**	505	489	486	4
Overseas	**72**	76	69	54	
	18,340	18,820	19,427	19,175	19,2
MORTGAGE DATA:					
Number of loans originated:					
Wholesale	**130,356**	93,497	74,208	49,805	47,3
Retail	**24,983**	22,344	15,125	10,254	6,7
Total	**155,339**	115,841	89,333	60,059	54,0
Volume of loans originated:					
Wholesale	**$ 20,150,992**	$ 13,659,243	$ 9,457,331	$ 5,289,715	$ 4,903,4
Retail	**3,105,021**	2,918,378	1,995,842	1,235,186	794,2
Total	**$ 23,256,013**	$ 16,577,621	$ 11,453,173	$ 6,524,901	$ 5,697,6
Loan sales	**$ 23,234,935**	$ 17,225,774	$ 11,440,190	$ 6,009,544	$ 6,080,1

(1) Combined return and fee data from company-owned and franchised offices, in local currency.
(2) Includes returns filed electronically.

FIVE YEARS IN REVIEW

Amounts in thousands

'ear Ended April 30	**2004**	2003	2002	2001	2000
I.S. TAX OPERATIONS:					
:evenues:					
Tax preparation and related fees	**$ 1,519,238**	$ 1,378,733	$ 1,364,673	$ 1,237,622	$ 1,108,666
Royalties	**173,754**	163,519	154,780	140,146	128,870
RAL waiver/participation fees	**174,923**	139,116	159,965	133,710	89,761
Other	**225,702**	180,313	151,856	111,521	70,490
	2,093,617	1,861,681	1,831,274	1,622,999	1,397,787
xpenses:					
Compensation and benefits	**662,326**	577,545	598,355	561,962	517,968
Occupancy and equipment	**235,469**	207,366	186,998	172,572	173,656
Depreciation and amortization	**54,879**	39,456	39,871	55,346	55,814
Bad debt	**44,155**	17,358	38,235	55,391	32,540
Other	**469,196**	472,878	434,347	343,661	297,817
	1,466,025	1,314,603	1,297,806	1,188,932	1,077,795
'retax income	**$ 627,592**	$ 547,078	$ 533,468	$ 434,067	$ 319,992
MORTGAGE OPERATIONS:					
:evenues:					
Gain on sales of mortgage assets	**$ 726,718**	$ 740,343	$ 424,401	$ 228,494	$ 184,533
Loan servicing	**211,710**	168,351	147,162	110,222	62,510
Interest income	**340,798**	253,880	127,860	57,517	102,156
Other	**2,173**	2,837	2,910	3,274	1,156
	1,281,399	1,165,411	702,333	399,507	350,355
xpenses:					
Compensation and benefits	**297,441**	242,143	171,084	123,874	98,899
Variable servicing and processing	**107,538**	74,774	86,146	34,620	20,338
Occupancy and equipment	**49,231**	42,626	30,700	23,683	15,462
Other	**148,928**	111,918	75,015	79,338	127,082
	603,138	471,461	362,945	261,515	261,781
retax income	**$ 678,261**	$ 693,950	$ 339,388	$ 137,992	$ 88,574
BUSINESS SERVICES:					
Revenues:					
Accounting, tax and consulting	**$ 372,423**	$ 352,102	$ 365,194	$ 356,258	$ 311,388
Capital markets	**73,857**	35,626	10,756	-	-
Other	**52,930**	46,412	40,976	29,910	8,535
	499,210	434,140	416,926	386,168	319,923
Expenses:					
Compensation and benefits	**336,073**	292,291	265,960	240,660	182,592
Occupancy and equipment	**25,277**	24,428	19,957	24,792	28,444
Other	**118,539**	131,539	108,293	104,763	91,776
	479,889	448,258	394,210	370,215	302,812
Pretax income (loss)	**$ 19,321**	$ (14,118)	$ 22,716	$ 15,953	$ 17,111

FIVE YEARS IN REVIEW

Amounts in thousa

Year Ended April 30	**2004**	2003	2002	2001	20
INVESTMENT SERVICES:					
Revenues:					
Production revenue	**$ 161,330**	$ 130,780	$ 149,667	$ 229,558	$ 172,0
Margin interest income	**33,408**	37,300	67,849	211,128	83,9
Other	**34,732**	32,714	33,169	31,739	12,3
	229,470	200,794	250,685	472,425	268,3
Expenses:					
Interest	**1,358**	4,830	14,744	106,265	41,5
Commissions	**53,851**	41,748	46,490	68,099	55,3
Compensation and benefits	**97,151**	92,978	93,314	93,592	43,8
Occupancy and equipment	**29,054**	30,323	29,106	28,804	12,5
Other	**112,502**	159,207	121,893	166,367	73,8
	293,916	329,086	305,547	463,127	227,1
Pretax income (loss)	**$ (64,446)**	$ (128,292)	$ (54,862)	$ 9,298	$ 41,2
INTERNATIONAL TAX OPERATIONS:					
Revenues	**$ 97,560**	$ 85,082	$ 78,710	$ 78,469	$ 79,8
Expenses	**86,463**	74,618	71,617	72,445	74,9
Pretax income	**$ 11,097**	$ 10,464	$ 7,093	$ 6,024	$ 4,8
CORPORATE OPERATIONS:					
Revenues	**$ 4,314**	$ (651)	$ 5,773	$ 5,837	$ 4,6
Expenses	**116,673**	123,790	139,833	142,070	74,0
Investment income, net	**4,691**	2,436	3,097	5,977	9,8
Pretax loss	**$ (107,668)**	$ (122,005)	$ (130,963)	$ (130,256)	$ (59,5
CONSOLIDATED:					
Revenues	**$ 4,205,570**	$ 3,746,457	$ 3,285,701	$ 2,965,405	$ 2,420,9
Expenses	**3,046,104**	2,761,816	2,571,958	2,498,304	2,018,4
Investment income, net	**4,691**	2,436	3,097	5,977	9,8
Pretax income	**$ 1,164,157**	$ 987,077	$ 716,840	$ 473,078	$ 412,2

 **H&R BLOCK**

4400 Main Street
Kansas City, Missouri 64111

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held September 8, 2004

: annual meeting of shareholders of H&R Block, Inc., a Missouri corporation (the "Company"), will be held in the H&R Block City ge Theater at Union Station located at 30 West Pershing (corner of Pershing and Main Street), Kansas City, Missouri, on Wednesday, ›tember 8, 2004 at 9:00 a.m., Kansas City time (CDT). Shareholders attending the meeting are asked to park in The Yards Parking Lot ated on the west side of Union Station. The meeting will be held for the following purposes:

. The election of three Class III directors (nominees are Donna R. Ecton, Louis W. Smith and Rayford Wilkins, Jr.) to serve until the 2007 annual meeting and until their successors are elected and qualified (See page 3);

. The approval of an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock, without par value, from 500,000,000 to 800,000,000 (See page 10);

. The approval of an amendment to the 1989 Stock Option Plan for Outside Directors to extend the Plan for five years, such that it will terminate, unless further extended, on December 5, 2009 (See page 12);

. The approval of amendments to the 1999 Stock Option Plan for Seasonal Employees to (i) extend the Plan for two years, such that it will terminate, unless further extended, on December 31, 2006 and (ii) increase the aggregate number of authorized shares of Common Stock issuable under the Plan from 20,000,000 to 23,000,000 (See page 14);

. The ratification of the appointment of KPMG LLP as the Company's independent accountants for the fiscal year ending April 30, 2005 (See page 17); and

. The transaction of any other business as may properly come before the meeting or any adjournments thereof.

'he Board of Directors has fixed the close of business on June 30, 2004 as the record date for determining shareholders of the mpany entitled to notice of and to vote at the meeting.

By Order of the Board of Directors
BRET G. WILSON
Secretary

ısas City, Missouri
y 23, 2004

proxy for the annual meeting is enclosed. Even though you may plan to attend the meeting in person, please promptly te by telephone or Internet or by completing the enclosed proxy card and returning it in the enclosed postage-paid velope. Telephone and Internet voting information is provided on the proxy card. If you are present at the meeting and sire to vote in person, your vote by proxy will not be used.

H&R BLOCK, INC.
PROXY STATEMENT
FOR THE 2004 ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors (the "Board of Directors" or "Board") of H&R Block, Inc., a Missouri corporation ("H&R Block" or th "Company") solicits the enclosed proxy for use at the annual meeting of shareholders of the Company to be held at 9:00 a.m. (CDT), o Wednesday, September 8, 2004 in the H&R Block City Stage Theater at Union Station located at 30 West Pershing (corner of Pershin and Main Street), Kansas City, Missouri. This Proxy Statement contains information about the matters to be voted on at the meeting an the voting process, as well as information about our directors and executive officers.

Why did I receive this proxy statement?

The Board of Directors is soliciting your proxy to vote at the annual meeting because you are a shareholder at the close of business on June 30, 2004, the record date, and are entitled to vote at the meeting. This proxy statement, the proxy card and Annual Report to Shareholders for the fiscal year ended April 30, 2004 are being made available to shareholders beginning on or about July 23, 2004. This proxy statement summarizes the information you need to know to vote at the annual meeting. You *do not need to attend the annual meeting to vote your shares.*

What am I voting on?

You are voting on five (5) items of business at the annual meeting:

- The election of three Class III directors (nominees are Donna R. Ecton, Louis W. Smith and Rayford Wilkins, Jr.) to serve until the 2007 annual meeting and until their successors are elected and qualified;
- The approval of an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock, without par value, from 500,000,000 to 800,000,000;
- The approval of an amendment to the 1989 Stock Option Plan for Outside Directors to extend the Plan for five years, such that it will terminate, unless further extended, on December 5, 2009;
- The approval of amendments to the 1999 Stock Option Plan for Seasonal Employees to (i) extend the Plan for two years, such that it will terminate, unless further extended, on December 31, 2006, and (ii) increase the aggregate number of authorized shares of Common Stock issuable under the Plan from 20,000,000 to 23,000,000; and
- The ratification of KPMG LLP as independent accountants for the fiscal year ending April 30, 2005.

Who is entitled to vote?

You may vote if you owned H&R Block Common Stock as of th close of business on June 30, 2004, the record date, includin restricted shares of Common Stock issued on or before June 3(2004 under the Company's Long-Term Executive Compensatio Plans that allow the recipients the right to vote such shares whil subject to restrictions. Each share of H&R Block common stoc is entitled to one vote.

What are the voting recommendations of the Board of Directors?

Our Board of Directors recommends that you vote your shar("FOR" each of the Class III nominees named in this pro› standing for election to the Board, "FOR" the amendment ı Company's Articles of Incorporation, "FOR" the amendment : the 1989 Stock Option Plan for Outside Directors, "FOR" tl amendments to the 1999 Stock Option Plan for Season Employees and "FOR" the ratification of KPMG LLP as o independent accountants.

How do I vote?

If you are a shareholder of record, there are four ways to vot(

- by toll-free telephone at 1-800-435-6710 and following tl instructions on the proxy card;
- by Internet at *http://www.eproxy.com/hrb/* and following tl instructions on the proxy card;
- by completing and mailing your proxy card; and
- by written ballot at the annual meeting.

If you vote by Internet or telephone, your vote must received before 11:59 p.m. (ET) on the day before the annı meeting. Your shares will be voted as you indicate. If you do n indicate your voting preferences the appointed proxies (Mark Ernst, G. Kenneth Baum and Henry F. Frigon) will vote yo shares FOR items 1, 2, 3, 4 and 5. If your shares are owned in joint names, all joint owners must vote by the same method and if joint owners vote by mail, all of the joint owners must sign the proxy card.

If your shares are held in a brokerage account in your broker's name (this is called street name), you should follow the voting directions provided by your broker or nominee. You may complete and mail a voting instruction card to your broker or nominee or, in most cases, submit voting instructions by telephone or the Internet to your broker or nominee. If you provide specific voting instructions by mail, telephone, or the Internet, your broker or nominee should vote your shares as you have directed.

We will pass out written ballots to anyone who wants to vote at the annual meeting. If you hold your shares in street name, you must request a legal proxy from your broker or other nominee to vote at the annual meeting. It is important that your shares are represented at the meeting, whether or not you attend the meeting in person. To make sure that your shares are represented, we urge you to vote as soon as possible by Internet, telephone or mail by following the instructions in this proxy statement.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's transfer agent, Mellon Investor Services LLC ("Mellon Investor Services") you are considered, with respect to those shares, the "shareholder of record." The proxy statement, annual report and proxy card have been made available directly to shareholders of record by the Company.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name. The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the annual meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the annual meeting unless you bring with you a legal proxy from the shareholder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee how to vote your shares.

What are broker non-votes and how are they counted?

Broker non-votes occur when nominees, such as brokers a banks holding shares on behalf of the beneficial owners, a prohibited from exercising discretionary voting authority i beneficial owners who have not provided voting instructions least ten days before the annual meeting date. If no instructio are given within that time frame, the nominees may vote the shares on matters deemed "routine" by the New York Sto Exchange. On non-routine matters, nominees cannot vo without instructions from the beneficial owner, resulting in s called "broker non-votes." Broker non-votes are not counted f the purposes of determining the number of shares present person or represented by proxy on a voting matter.

Can I change my vote?

If you are a shareholder of record, you may revoke your proxy any time before it is voted at the annual meeting by:

- sending written notice of revocation to the Secretary of tl Company;
- submitting a new, proper proxy by telephone, Internet paper ballot, after the date of the revoked proxy; or
- attending the annual meeting and voting in person.

If you are a beneficial owner of shares, you may submit ne voting instructions by contacting your broker, bank or oth nominee. You may also vote in person at the annual meeting you obtain legal proxy as described above.

What vote is required to approve each proposal?

For Item 2 on the form of proxy, the affirmative vote of a majori of the outstanding shares entitled to vote at the annual meeting c shareholders is necessary for approval of the amendment to th Company's Articles of Incorporation to increase the number c authorized shares. For all other matters to be voted upon at th annual meeting, the affirmative vote of a majority of share present in person or represented by proxy, and entitled to vote o the matter, is necessary for election or approval.

Do shareholders have cumulative voting rights with respect to the election of directors?

No. Shareholders do not have cumulative voting rights wit respect to the election of directors.

What constitutes a quorum?

As of the record date 167,770,961 shares of the Company's Common Stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the annual meeting, represented in person or by proxy, shall constitute a quorum. Shares represented by a proxy that directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the annual meeting for quorum purposes. Shares represented by proxy as to which no voting instructions are given as to matters to be voted upon shall be deemed to be represented at the annual meeting for quorum purposes.

Who will count the vote?

Representatives of Mellon Investor Services, the Company's transfer agent, will count the vote and serve as the inspectors of election.

What does it mean if I receive more than one proxy card?

It means your shares are held in more than one account. You should vote all your proxy shares. To provide better shareholder service, we encourage you to have all your shares registered in the same name and address. You may do this by contacting our transfer agent, Mellon Investor Services, at 1-888-213-0964.

Can I access the proxy statement and annual report on the Internet instead of receiving paper copies?

This proxy statement and 2004 Annual Report are located on the Company's website. Most shareholders can access future proxy statements and annual reports on the Internet instead of receiving paper copies in the mail. If you are a shareholder of record, you can choose this option by marking the appropriate box on your proxy card or by following the instructions if you vote by telephone or the Internet. If you choose to access future proxy statements and annual reports on the Internet, you will receive a proxy card in the mail next year with instructions containing the Internet address for those materials. Your choice will remain in effect until you advise us otherwise.

If you are a beneficial owner, please refer to the information provided by your broker, bank or nominee for instructions on how to access future proxy statements and annual reports on the Internet.

How much did this proxy solicitation cost?

The Company has retained Mellon Investor Services to assist in the solicitation of proxies on behalf of the Board of Directors for a fee of $11,500 plus reimbursement of reasonable expenses Further, brokers and other custodians, nominees and fiduciaries will be requested to forward soliciting material to their principals and the Company will reimburse them for the expense of doing so.

What is the Company's Web address?

The Company's home page is *www.hrblock.com*. The Company' filings with the Securities and Exchange Commission ar available free of charge via a link from this address.

Will any other matters be voted on?

As of the date of this proxy statement, our management knows c no other matter that will be presented for consideration at th meeting other than those matters discussed in this prox statement. If any other matters properly come before the meetin and call for a vote of the shareholders, validly executed proxies i the enclosed form will be voted in accordance with th recommendation of the Board of Directors.

ITEM 1 ON FORM OF PROXY

Election of Directors

The Company's Articles of Incorporation and Bylaws provide that the number of directors to constitute the Board of Directors shall not be fewer than nine nor more than 15, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the entire Board. Effective September 11, 2002 the Board fixed the number of directors to constitute the Board of Directors at nine. The Articles of Incorporation and Bylaws provide that the Board of Directors shall be divided into three classes: Class I, Class II and Class III, with each class to consist, as nearly as possible, of one-third of the members of the Boar There are currently three Class I directors, three Class directors and three Class III directors. The term of office of or class of directors expires at each annual meeting of shareholder Directors elected at an annual meeting of shareholders t succeed those whose terms expire are identified as being of th same class as those directors they succeed and are elected for term to expire at the third annual meeting of shareholders aft their election.

At the annual meeting of shareholders to be held on September 8, 2004, three Class III directors will be elected to hold office for three years and until their successors are elected and shall have qualified. Donna R. Ecton, Louis W. Smith and Rayford Wilkins, Jr. have been nominated for election as Class III directors of the Company. The shares voted by proxy will be voted for the election of all three nominees unless authority to do so is withheld as provided in the form of proxy. All nominees are currently Class III directors of the Company and have consented to serve if elected. The Board of Directors has no reason to believe that any of the nominees will be unable to accept the office of director. If such contingency should arise, it is the intention of the proxies to vote for such person or persons as the Board of Directors may recommend.

The nominees for election as Class III directors, the curr Class I directors and the current Class II directors are lis below. Thomas M. Bloch, Mark A. Ernst and Tom D. Seip serve Class I directors with terms scheduled to expire at the ann meeting of shareholders in 2005. G. Kenneth Baum, Henry Frigon and Roger W. Hale serve as Class II directors with ter scheduled to expire at the annual meeting of shareholders 2006. The number of shares of Common Stock beneficially owr by each director is listed under the heading "Security Owners] of Directors and Management" on page 30 of this prc statement.

Nominees for election at this meeting to a term expiring in 2007 (Class III Directors):

Donna R. Ecton
Director since 1993
Age 57

Ms. Ecton is currently the Chairman and Chief Executive Officer of EEI Inc., a management consulti firm located in Paradise Valley, Arizona that she founded in 1998. Prior to forming EEI Inc., Ms. Ect served as the Chief Operating Officer of PETsMART, Inc., Phoenix, Arizona, a retail supplier of produ and services for pets, from December 1996 until May 1998 and on the Board of Directors of PETsMAF Inc., from 1994 until 1998. Prior to PETsMART, Ms. Ecton was Chairman, President and Chief Executi Officer of Business Mail Express, Inc., a privately held expedited printing and mailing business, a before that she served as President and Chief Executive Officer of Van Houten North America, Inc. a Andes Candies, Inc., a privately held international confectionary company. Ms. Ecton's previous busine experience covers a variety of management positions with companies such as Nutri/System, In Campbell Soup Company, Citibank, N.A. and Chemical Bank. She received a Bachelor of Arts Economics from Wellesley College (Durant Scholar) in 1969 and a Master of Business Administrati from the Harvard Graduate School of Business Administration in 1971. Ms. Ecton is Chairman of the Au Committee of the Board of Directors and a member of the Executive and Governance and Nominati Committees.

Louis W. Smith
Director since 1998
Age 61

Mr. Smith served as President and Chief Executive Officer of the Ewing Marion Kauffman Foundation, charitable foundation, Kansas City, Missouri, from July 1997 until April 2002 and President and Chi Operating Officer of the Ewing Marion Kauffman Foundation from June 1995 to July 1997. He also serv on the Board of Directors of such Foundation from January 1991 through September 2002. Prior to joini the Foundation, Mr. Smith had a 29-year career with AlliedSignal, Inc. (now Honeywell International), diversified technology and manufacturing company, retiring as President of the Kansas City Division 1995. Mr. Smith also serves on the Board of Directors of Sprint Corporation. He holds a bachelor's degr in electrical engineering from the University of Missouri-Rolla and a Master of Business Administrati from the Executive Fellows Program at Rockhurst University. Mr. Smith has served since September 20 as the Presiding Director of the Board of Directors, is Chairman of the Executive and Compensati Committees of the Board of Directors and a member of the Audit Committee.

Rayford Wilkins, Jr.
Director since 2000
Age 52

Mr. Wilkins has served as Group President, SBC Communications, Inc., San Antonio, Texas, a diversifi telecommunications company and wireless communications provider, since May 2002. Previously l served as President and Chief Executive Officer of Pacific Bell Telephone Company and Nevada Be Telephone Company, San Ramon, California, from September 2000 until April 2002 and as President SBC Business Communications Services, San Antonio, Texas, from October 1999 through September 200

Mr. Wilkins served as President and CEO of Southwestern Bell Telephone Co., San Antonio, Texas, fron July 1999 until October 1999. He served as President of Business Communications Services, Pacific Bel Telephone Company, San Ramon, California, from August 1997 until July 1999. He also served as Vic President and General Manager of Southwestern Bell Telephone Co., Kansas City, Missouri, from Augus 1993 until August 1997. He earned a bachelor's degree in business administration from the University o Texas in Austin in 1974 and attended the University of Pittsburgh's Management Program for Executive in October 1987. Mr. Wilkins is a member of the Audit and Compensation Committees of the Board o Directors.

Continuing directors whose terms expire in 2005 (Class I Directors):

Thomas M. Bloch
Director since 2000
Age 50

Mr. Bloch has served since January 2000 as Vice Chairman of the University Academy, an urban colleg preparatory charter school that he co-founded in Kansas City, Missouri and as an educator with th University Academy since August 2000. He also served as President of the Youth Service Alliance c Greater Kansas City since July 1999. Mr. Bloch served as an educator with St. Francis Xavier School fror October 1995 until August 2000. Prior to changing careers, Mr. Bloch had a 19-year career with th H&R Block organization, resigning as President and Chief Executive Officer of the Company in 1995. He i also a director of Generali USA Life Reassurance Company. Mr. Bloch graduated from Claremor McKenna College in Claremont, California in 1976. He is a member of the Executive and Financ Committees of the Board of Directors.

Mark A. Ernst
Director since 1999
Age 46

Mr. Ernst has served as Chairman of the Board of the Company since September 2002, Chief Executiv Officer of the Company since January 2001 and as President of the Company since September 1999. H served as Chief Operating Officer of the Company from September 1998 through December 2000 and a Executive Vice President of the Company from September 1998 until September 1999. Prior to joining th Company, Mr. Ernst served as Senior Vice President, Third Party and International Distribution an Senior Vice President, Workplace Financial Services of American Express Company, a diversified financi services company, Minneapolis, Minnesota, from July 1997 through June 1998 and November 199 through July 1997, respectively. Mr. Ernst is also a director of Great Plains Energy, Inc. and Knight-Ridde Inc. He received a Master of Business Administration with an emphasis in finance and economics from th University of Chicago and an undergraduate degree in accounting and finance from Drake University. H is a Certified Public Accountant. Mr. Ernst is a member of the Executive Committee of the Board (Directors.

Tom D. Seip
Director since 2001
Age 54

Mr. Seip currently serves as managing partner of Seip Investments LP and the managing member of To Much Stuff LLC and Ridgefield Farm LLC, private investment vehicles. He served as the President, Chi Executive Officer and director of Westaff, Inc., Walnut Creek, California, a temporary staffing service company, from May 2001 until January 2002. Mr. Seip was employed by Charles Schwab & Co., Inc., Sa Francisco, California, from January 1983 until June 1998 in various positions, including Chief Executi Officer of Charles Schwab Investment Management, Inc. from 1997 until June 1998 and Executive Vic President – Retail Brokerage from 1994 until 1997. Mr. Seip is also a trustee of the Neuberger Berma Mutual Funds, New York. He received a Bachelor of Arts degree from Pennsylvania State University ar participated in the Doctoral Program in Developmental Psychology at the University of Michigan. Mr. Se is a member of the Compensation, Finance and Governance and Nominating Committees of the Board (Directors.

Continuing directors whose terms expire in 2006 (Class II Directors):

G. Kenneth Baum
Director since 1961
Age 74

Mr. Baum has served as the Chairman of George K. Baum Group, Inc., an investment company, Kans City, Missouri, since April 1994. Mr. Baum joined the firm of George K. Baum & Company, a regio investment banking firm, in 1952 and was President of that organization from 1957 until 1982 when he w elected to Chairman of the Board, serving in that capacity until April 1994. Mr. Baum graduated fr Carleton College, Northfield, Minnesota in 1952 with a Bachelor of Arts degree in history. He curren serves as a director of Interstate Bakeries Corporation. Mr. Baum is Chairman of the Finance Committ of the Board of Directors and is a member of the Executive and Governance and Nominating Committe

Henry F. Frigon
Director since 1992
Age 69

Mr. Frigon has served as the Chairman of the Board of CARSTAR, Inc., Overland Park, Kansas, since Ju 1998. He served as Chief Executive Officer of CARSTAR, Inc. from July 1998 until February 20 Mr. Frigon retired from Hallmark Cards, Inc., Kansas City, Missouri in 1994 where he served as Executi Vice President, Corporate Development & Strategy, and Chief Financial Officer, as well as being a memb of its Board of Directors from 1990 until December 1994. Prior to joining Hallmark, Mr. Frigon served the President and Chief Executive Officer of BATUS, Inc., where he was responsible for the compan extensive U.S. holdings in retailing, financial services, tobacco and paper. His previous busine experience covers a variety of operating, management and board positions with companies such as Mas Corporation, General Housewares, General Foods Corporation and Chase Manhattan Bank. Mr. Frig received a bachelor's degree in engineering from Tufts University in 1957 and a Master of Busine Administration from New York University in 1961. He also attended Wharton Graduate School at t University of Pennsylvania and completed the Advanced Management Program at Harvard Busine School. Mr. Frigon is also a director of Buckeye Technologies, Inc., Dimon, Inc., Packaging Corporation America, Sypris Solutions, Inc. and Tuesday Morning Corporation. Mr. Frigon is a member of t Compensation and Finance Committees of the Board of Directors.

Roger W. Hale
Director since 1991
Age 61

Mr. Hale served as Chairman and Chief Executive Officer of LG&E Energy Corporation, a diversifi energy services company headquartered in Louisville, Kentucky, from August 1990 until retiring in Ap 2001. Prior to joining LG&E, he was Executive Vice President of BellSouth Corporation, communications services company in Atlanta, Georgia. From 1966 to 1986, Mr. Hale held seve executive positions with AT&T Co., a communications services company, including Vice Preside Southern Region from 1983 to 1986. He received a Bachelor of Arts degree from the University Maryland in 1965 and a Master of Science in Management from the Massachusetts Institute of Technolog Sloan School of Management in 1979. Mr. Hale is also a director of Ashland, Inc., where he serves on t Audit and Public Policy and Environmental Committees. Mr. Hale is Chairman of the Governance a Nominating Committee of the Board of Directors and a member of the Audit and Executive Committee

Additional Information Concerning the Board of Directors

Board of Directors' Meetings and Committees

The Board of Directors is responsible for managing the property and business affairs of the Company. The Board of Directors reviews significant developments affecting the Company and acts on matters requiring Board approval. During the 2004 fiscal year, the Board of Directors held eight meetings and the standing Board committees held 22 meetings. Each of the incumbent directors attended at least 75% of the aggregate of (1) the total number of meetings of the Board held during the time in which he or she served as a director in such year and (2) the total number of meetings of the Board committees on which he or she serve that were held during the time in which he or she served on su committees in such year, except for Mr. Wilkins who attended combined total of 72% of the meetings due to scheduli conflicts. The Company has adjusted its schedule of regul Board and Committee meetings in fiscal year 2005 to reduce su scheduling conflicts.

The standing committees of the Board include the Executi Committee, the Audit Committee, the Compensation Committe he Finance Committee and the Governance and Nominating :ommittee. Set forth below is a description of the duties of each :ommittee and its members.

The **Executive Committee,** whose members are Mr. Smith Chairman), Ms. Ecton and Messrs. Baum, Bloch, Ernst and Hale, ıeld no meetings during fiscal year 2004. The primary function of he Executive Committee is to control and manage, between neetings of the Board, the property and business of the Company n all matters in which exclusive authority has not been given to he entire Board of Directors or in which specific direction has ıot been given by the Board.

The **Audit Committee,** whose members are Ms. Ecton Chairman) and Messrs. Hale, Smith and Wilkins, held 11 meetings during the 2004 fiscal year. All of the members of the Audit Committee are independent under the New York Stock Exchange's listing standards and the Board's Director ndependence Standards. The Board has determined that each of Ms. Ecton, Mr. Hale, Mr. Smith and Mr. Wilkins is an audit committee financial expert, pursuant to the criteria prescribed by he Securities and Exchange Commission. The Board adopted a evised written charter for the Audit Committee in March 2003, a copy of which is available on the Company's website at *www.hrblock.com* under the tab "Our Company" and then under the heading "Investors – Governance Documents." The functions of the Committee are described in the Audit Committee Charter and include making recommendations to the Board of Directors with respect to the appointment of the Company's independent accountants, evaluating the independence and performance of such accountants, reviewing the scope of the annual audit, and reviewing and discussing with management and the independent accountants the audited financial statements and accounting principles. See the "Audit Committee Report" beginning on page 18.

The **Compensation Committee,** whose members are Messrs. Smith (Chairman), Frigon, Seip and Wilkins held five meetings during fiscal year 2004. The functions of the Committee primarily include reviewing the compensation of the executive officers of the Company and its subsidiaries, recommending to the Board of Directors the salaries and any bonus or cash incentive plans for such executive officers, and administering the Company's long-term incentive compensation plans. The Board adopted a revised written charter for the Compensation Committee in March 2003, a copy of which is available on the Company's website at *www.hrblock.com* under the tab "Our Company" and then under the heading "Investors – Governance Documents." All of the members of the Compensation Committee are independent under the New York Stock Exchange's listing standards and the Board's Director Independence Standards. See the "Compensation Committee Report on Executive Compensation" beginning on page 23.

The **Finance Committee,** whose members are Messrs. Baum (Chairman), Bloch, Frigon and Seip, held three meetings during the 2004 fiscal year. The primary duties of the Finance Committee are to provide advice to management and the Board of Directors concerning the financial structure of the Company, the funding of the operations of the Company and its subsidiaries, the investment of Company funds, determining appropriate areas of business development and expansion and developing acquisition and divestiture strategies.

The **Governance and Nominating Committee,** whose members are Mr. Hale (Chairman), Ms. Ecton and Messrs. Baum and Seip, held three meetings during the 2004 fiscal year. The Governance and Nominating Committee is responsible for corporate governance matters, the initiation of nominations for election as a director of the Company, the evaluation of the performance of the Board of Directors, and the determination of compensation of outside directors of the Company. The Board adopted a revised written charter for the Governance and Nominating Committee in March 2004, a copy of which is available on the Company's website at *www.hrblock.com* under the tab "Our Company" and then under the heading "Investors – Governance Documents." All of the members of the Governance and Nominating Committee are independent under the New York Stock Exchange's listing standards and the Board's Director Independence Standards.

Director's Compensation

Directors, excluding those who are employed by the Company or its subsidiaries, received an annual director's fee of $30,000, meeting fees of $2,000 for each Board meeting attended, committee chairman fees of $2,000 for each committee meeting that they chair, and meeting fees of $1,200 for each committee meeting attended in a capacity other than as chairman. In addition, the chairman of the audit committee receives an annual committee chairman's fee of $5,000. Beginning with the annual installment payable on June 1, 2004, the Board approved an increase in the annual director's fee for non-employee directors from $30,000 to $40,000. All other fees paid will remain the same. In accordance with the provisions of the H&R Block Deferred Compensation Plan for Directors, as amended, eligible non-employee directors may defer receipt of their retainers and/or meeting fees. Deferrals are placed in an account maintained by the Company for each director and such deferrals are fully vested at all times. Gains or losses are posted to each account in accordance with the participant's selection among fixed rate, variable rate and Company Common Stock investment alternatives. Payment of benefits occurs in cash upon termination of the participant's services as a director or upon his or her death. The account balance is generally paid out in approximately equal monthly installments over a 10-year period after the occurrence of the event which results in the benefit distribution.

Pursuant to the H&R Block Stock Plan for Non-Employee Directors, eligible non-employee directors have the opportunity to receive payment of their retainers and/or meeting fees on a deferred basis in shares of Common Stock of the Company. The retainers and/or fees are initially paid in the form of stock units. The stock units in the directors' accounts are fully vested at all times. Payment of the stock units must be deferred at least one year after the year such units are credited and the director shall select the date of payment, which may be upon termination of service as a director. The maximum number of shares of Common Stock that may be issued under the Stock Plan is currently 600,000 shares.

The 1989 Stock Option Plan for Outside Directors, as amended, provides for the grant of stock options to directors of the Company who are not employees of the Company or any of its subsidiaries. The Plan specifies that nonqualified stock options are to be automatically granted to outside directors of the Company serving as such on June 30 of each year in which the Plan is in effect. Effective June 30, 2002, each stock option granted to an outside director of the Company pursuant to the Plan is for 4,000 shares of the Company's Common Stock, and the purchase price per share is equal to the last reported sale price for the Common Stock on the New York Stock Exchange on the date of grant. The maximum number of shares of Common Stock as to which options may be granted under the Plan is 800,000.

Options for 4,000 shares each, with an option price of $43.25 per share, were granted to Ms. Ecton and Messrs. Baum, Bloch, Frigon, Hale, Seip, Smith and Wilkins on June 30, 2003. The outstanding stock options may not be exercised until at least one year after the date of grant, and then may be exercised only in increments in any one year of up to one-third of the aggregate number of shares subject to the option. Vesting is accelerated in the event of death, retirement or removal as a director without cause. Beginning with the grant on June 30, 2004, options will be fully vested and immediately exercisable as of date of grant. All outstanding options expire ten years after the date of grant.

The Company also offers to its non-employee directors free income tax return preparation services at an H&R Block office of their choice and free business travel insurance in connection with Company-related travel.

Corporate Governance

Our Board of Directors has adopted and operated un Corporate Governance Guidelines (the "Guidelines") to assist Board in exercising its responsibilities. The Guidelines reflect Board's commitment to monitor the effectiveness of policy decision-making both at the Board level and management le with a view to enhancing shareholder value over the long te The Guidelines also assure that the Board will have the neces authority and practices in place to review and evaluate Company's business operations as needed and to make decisi that are independent of the Company's management. ' Guidelines are not intended to be a static statement of Company's policies, principles and guidelines, but are subjec continual assessment and refinement as the Board may determ advisable or necessary in the view of the best interests of Company and its shareholders. A copy of the Guidelines available on the Company's website at *www.hrblock.com* un the tab "Our Company" and then under the heading "Investo Governance Documents."

The Guidelines also provide that a non-employee director r be appointed as the "Presiding Director" of the Board. ' Presiding Director (Louis W. Smith) leads executive sessions the non-employee directors at meetings that are held prior each regular meeting of the Board. In addition, the Presid Director may call executive sessions as deemed necessary.

As further described in the Guidelines, the Board believes t a substantial majority of the Board should consist of direct who are independent under the New York Stock Exchang listing standards. As described below, seven of the Board's n directors are independent directors within the meaning of Board's Director Independence Standards and the New Y Stock Exchange's listing standards.

The New York Stock Exchange's listing standards provide t a director does not qualify as independent unless the Bo affirmatively determines that the director has no mate relationship with the Company. The listing standards permit Board to adopt and disclose standards to assist the Board making determinations of independence. Accordingly, the Bo has adopted Director Independence Standards (attached *Appendix A* to this proxy statement) to assist the Board determining whether a director has a material relationship w the Company. The Director Independence Standards also available on the Company's website at *www.hrblock.com* un the tab "Our Company" and then under the heading "Investor Governance Documents."

In June 2004, the Board conducted an evaluation of direc independence, based on the Director Independence Standa and the New York Stock Exchange's listing standards.

onnection with this review, the Board evaluated commercial, haritable, consulting, familial and other relationships with each irector or immediate family members and their related interest ɔ the Company and its subsidiaries. As a result of this evaluation, ıe Board affirmatively determined that each Ms. Ecton and Iessrs. Baum, Frigon, Hale, Seip, Smith and Wilkins are ıdependent directors.

Finally, all directors, officers and employees of the Company nust act ethically and in accordance with the policies comprising he H&R Block Code of Business Ethics and Conduct (the Code"). The Code includes guidelines relating to the ethical ıandling of actual or potential conflicts of interest, compliance vith laws, accurate financial reporting and procedures for ›romoting compliance with, and reporting violations of, the ˜ode. The Code is available on the Company's website under the ab "Our Company" and then under the heading "Investors – Governance Documents." As permitted by applicable law, the Company intends to post at this location on our website any ımendments to the Code, or any waiver from a provision of the Code, that applies to the Company's Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer.

›irector Nomination Process

The entire Board of Directors is responsible for nominating nembers for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Governance and Nominating Committee is esponsible for identifying, screening and recommending candidates to the entire Board for Board membership. The Governance and Nominating Committee works with the Board to determine the appropriate characteristics, skills and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors such as general understanding of various business disciplines (*e.g.*, marketing, finance, information technology), the Company's business environment, educational and professional background, analytical ability and willingness to devote adequate time to Board duties. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The Governance and Nominating Committee may seek the input of the other members of the Board and management in identifying candidates that are consistent with the criteria outlined above. In addition, the Governance and Nominating Committee may use the services of consultants or a search firm. The Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary, at our offices at 4400 Main Street, Kansas City, Missouri 64111. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness to serve as a director. Based on preliminary assessment of a candidate's qualifications, the Governance and Nominating Committee may conduct interviews with the candidate and request additional information from the candidate. The Committee uses the same process for evaluating all nominees, including those recommended by shareholders. In addition, the Company's bylaws contain specific conditions under which persons may be nominated directly by shareholders. The provisions include the condition that shareholders comply with the advance notice time requirements outlined in the "Shareholder Proposals and Nominations" section of this Proxy Statement.

Shareholder Communications with the Board

Shareholders wishing to communicate with the Board of Directors, the non-management directors, or with an individual Board member concerning the Company may do so by writing to the Board, to the non-management directors, or to the particular Board member, and mailing to the correspondence to: Office of the Chief Legal Officer, H&R Block, Inc., 4400 Main Street, Kansas City, Missouri 64111. The envelope should indicate that it contains a shareholder communication. All such shareholder communications will be forwarded to the director or directors to whom the communication is addressed.

Director Attendance at Annual Meetings

Although the Company has no specific policy regarding directoı attendance at its Annual Meeting of Shareholders, all directors are encouraged to attend. Board and Committee meetings are held immediately preceding and following the Annual Meeting of Shareholders, with directors attending the Annual Meeting. Eight of nine directors attended last year's Annual Meeting of Shareholders.

ITEM 2 ON FORM OF PROXY

Approval of an Amendment to the Company's Articles of Incorporation to Increase the Numb of Authorized Shares of Common Stock

Description of the Proposed Amendment

The Board of Directors has determined that it is advisable to amend the Company's Amended and Restated Articles of Incorporation (the "Articles"). On June 9, 2004, the Board of Directors approved a proposed amendment to the Articles (the "Amendment") to increase the number of shares of Common Stock, without par value, authorized for issuance from 500,000,000 to 800,000,000.

The Board believes that an increase in the number of authorized shares is in the best interests of the Company and its shareholders so that the Company maintains an adequate reserve of authorized but unissued shares. Such reserve of shares may be used for the purposes described below.

The Board has directed that the Amendment be submitted to the shareholders for their consideration and approval.

Reasons for the Proposed Amendment

The number of authorized shares of Common Stock of the Company has remained at 500,000,000 since 2001. Of the 500,000,000 currently authorized shares of Common Stock, as of April 30, 2004, 173,096,270 shares were outstanding, 44,849,128 were held as treasury shares and 33,900,614 shares were reserved for issuance under various stock option plans and other stock-related incentive plans.

Although the Company has no specific plans to use the additional authorized shares of Common Stock, the Company's Board of Directors believes that it is prudent to increase the number of authorized shares of Common Stock to the proposed level to provide a reserve of shares for issuance in connection with possible stock splits or stock dividends should the Board of Directors determine that it would be desirable to facilitate a broader base of shareholders. The Amendment will also provide flexibility with respect to other matters such as financings, corporate mergers, acquisitions of property, shareholder rights plans, establishing strategic relationships with corporate partners, employee benefit plans and other general corporate purposes. Currently there are no definite plans, agreements or arrangements in place requiring the utilization of these additional shares for future stock dividends or splits, financing and acquisition transactions, employee benefit plans or other general corporate purposes. Having such additional authorized Common Stock available for issuance in the future would, however, allow the Board of Directors to issue shares of Common Stock witl the delay and expense associated with seeking shareho approval at a special shareholders' meeting. Elimination of s delays and expense occasioned by the necessity of obtai shareholder approval will better enable the Company, am other things, to take advantage of changing market and finar conditions.

The additional Common Stock to be authorized by adoptio the Amendment would have rights identical to the curre outstanding Common Stock of the Company. Adoption of proposed Amendment and issuance of the Common Stock w not affect the rights of the holders of currently outstan Common Stock of the Company, except for effects incidenta increasing the number of shares of the Company's Comr Stock outstanding. Any future issuance of Common Stock wil subject to the rights of holders of any outstanding shares of Preferred Stock that the Company may issue in the future.

Possible Effects of the Amendment

If the proposed Amendment is approved, the Board of Direct may cause the issuance of additional shares of Common St without further vote of the shareholders of the Company, exc as may be required by applicable laws or under the rules of national securities exchange on which shares of Common St of the Company are then listed. Current holders of Comn Stock have no preemptive or like rights, which means t current shareholders do not have a prior right to purchase new issue of stock of the Company to maintain tl proportionate ownership interests. The authorization additional shares of Common Stock may also dilute the vot power of currently outstanding shares and reduce the portior dividends and liquidation proceeds available to the holders currently outstanding stock.

In addition, the Board of Directors could use authorized unissued shares to create or maintain impediments to a takeo or a transfer of control of the Company. For example, proposed increase in authorized shares would maintain, in event of a stock split, a sufficient number of shares of Comr Stock for the Company to exchange Common Stock for rig under the Rights Plan (described below), or provide a substan base of shares of Common Stock to enable holders of rights purchase such Common Stock under such plan upon the exercise of rights. Accordingly, the increase in the number of authorized shares of Common Stock may deter a future takeover attempt which holders of Common Stock may deem to be in their best interest or in which holders of Common Stock may be offered a premium for their shares over the market price.

The Board of Directors is not currently aware of any attempt to takeover or acquire the Company. While it may be deemed to have potential anti-takeover effects, the proposed Amendment is not prompted by any specific effort or takeover threat currently perceived by management. Moreover, management does not currently intend to propose additional anti-takeover measures in the foreseeable future.

Corporate Action Regarding Takeover Attempts

The Rights Plan is intended to deter coercive or unfair takeover tactics and to prevent a potential acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The plan provides a strong incentive for anyone interested in acquiring the Company to negotiate directly with the Board of Directors. Under the Rights Plan adopted in July 1998, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.

Under the Rights Plan, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. The Company may, prior to any Unapproved Stock Acquisition, amend the plan to lower such 15% threshold to not less than the greater of (1) any percentage greater than the largest percentage of beneficial ownership by any person or group of persons then known by the Company, or (2) 10% (in which case the acquisition of such lower percentage of beneficial ownership then constitutes an Unapproved Stock Acquisition and the Rights become exercisable). When exercisable, the registered holder of each Right may purchase from the Company one two-hundredths of a share of a class of the Company's Participating Preferred Stock, without par value at a price of $107.50, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of th Right. Following an Unapproved Stock Acquisition, if th Company is involved in a merger, or 50% or more of th Company's assets or earning power are sold, the registere holder of each Right has the right (the "Merger Right") t purchase for the exercise price of the Right a number of shares o the common stock of the surviving or purchasing compan having a market value equal to twice the exercise price of th Right.

After an Unapproved Stock Acquisition, but before any perso or group of persons acquires 50% or more of the outstandin shares of the Company's Common Stock, the Board of Director may exchange all or part of the then outstanding and exercisabl Rights for Common Stock at an exchange ratio of one share c Common Stock per Right (the "Exchange"). Upon any suc Exchange, the right of any holder to exercise a Right terminate Upon the occurrence of any event giving rise to the exercisabilit of the Subscription Right or the Merger Right or the ability of th Board of Directors to effect the Exchange, the Rights held by th acquiring person or group under the new plan will become voi as they relate to the Subscription Right, the Merger Right or th Exchange.

The Company may redeem the Rights under the Rights Plan a price of $.000625 per Right at any time prior to the earlier (i) an Unapproved Stock Acquisition or (ii) the expiration of th rights. The Rights under the plan will expire on March 25, 200 unless extended by the Board of Directors. Until a Right exercised, the holder thereof, as such, will have no rights as stockholder of the Company, including the right to vote receive dividends. Issuance of the Rights alone has no diluti effect and does not affect reported net earnings per share.

The Company's Articles of Incorporation also conta provisions designed to apply in the event of takeover attempt The general purpose of such provisions is to ameliorate the tin constraints and pressure tactics often associated with takeov attempts and to encourage potential takeover bidders to se approval of the Board prior to attempting a takeover. Certa business transactions between the Company and a person entity owning more than 15% of the Company's outstandi voting stock require approval of the holders of 80% of t Company's outstanding voting stock. Such business transactio include (a) a merger or consolidation involving the Company any of its subsidiary corporations; (b) the sale or exchange more than 20% of the assets of the Company or 20% of the asse of any of its subsidiary corporations; (c) the issuance, transfer other disposition of any securities of the Company or any of i subsidiary corporations; (d) any recapitalization reclassification of securities of the Company; and (e) a liquidation, spin-off or other dissolution of the Company. Approval by 80% of the shareholders is not necessary when certain procedural and price safeguards designed to protect all of the Company's shareholders are observed or when the business transaction receives the approval of two-thirds of the directors. The Articles authorize the issuance of up to 6,000,000 shares of Preferred Stock on such terms as may be determined by the Board. The Articles provide for a classified board of directors in order to extend the time necessary to elect a majority of the Board. The entire Board may not be removed except by the affirmative vote of 80% of each class of stock of the Company entitled to elect directors. Shareholders' meetings may be called only by the holders of at least 80% of the stock of the Company, a majority of the Board of Directors, the Chairman of the Board or the President. The foregoing Article provisions may not amended or repealed except upon the approval of 80% of t stock of the Company, unless at least 80% of the members of t Board recommend such a change.

The affirmative vote of the holders of a majority of t Company's outstanding shares of Common Stock entitled to v(at the annual meeting is required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FO THE PROPOSAL TO AMEND ARTICLE THREE OF TI COMPANY'S ARTICLES OF INCORPORATION TO INCREASE TI NUMBER OF AUTHORIZED SHARES OF COMMON STO(FROM 500,000,000 TO 800,000,000 SHARES, AND PROXI SOLICITED BY THE BOARD WILL BE SO VOTED IN TI ABSENCE OF INSTRUCTIONS TO THE CONTRARY.

ITEM 3 ON FORM OF PROXY

Approval of an Amendment to the 1989 Stock Option Plan for Outside Directors

Introduction

The 1989 Stock Option Plan for Outside Directors (the Plan, as amended, shall be referred to as the "Directors Plan") was adopted by the Board of Directors of the Company on December 6, 1989. The Directors Plan was amended by the Board of Directors on June 19, 1991, and such Plan, as amended, was approved by the shareholders on September 11, 1991. At the annual meeting of shareholders held in September 1998, the shareholders approved an amendment to the Directors Plan that extended its term from December 4, 1999 to December 5, 2001 and increased from 2,000 to 3,000 the number of shares of Common Stock subject to an option automatically granted to each "Outside Director" on an annual basis. At the annual meeting of shareholders held in September, 2001, the shareholders approved an amendment to the Directors Plan that extended the expiration from December 5, 1999 to December 5, 2004, increased from 3,000 to 4,000 the number of shares of Common Stock subject to an option automatically granted to each "Outside Director" on an annual basis, and increased the maximum number of shares issuable from 300,000 to 500,000 (800,000 after adjusting for the 2-for-1 split of the Common Stock effective August 1, 2001). Unless extended, the Directors Plan will terminate on December 5, 2004, except as to the stock options then outstanding.

The Board believes that the Directors Plan has been effective in attracting and retaining experienced and qualified Outside Directors (generally, those directors who are not employed by the Company or any of its subsidiaries) and in securing for the Company and its shareholders the benefits of stock ownership in the Company by those directors. The Board also believes that tl continued services of qualified Outside Directors are essential the sustained growth and progress of the Company and i subsidiaries, and that the options granted pursuant to tl Directors Plan provide additional incentive for the Outsi(Directors to promote the Company's success. The Board believ(that it is in the Company's best interest to adopt the propos(amendment to extend the Directors Plan for five years, such th it will terminate, unless further extended, on December 5, 200!

Material Features of the Directors Plan

The material features of the Directors Plan are summariz(below. The summary is qualified in its entirety by reference to tl specific provisions of the Directors Plan, the full text of which (ɛ proposed to be amended) is set forth as *Appendix B* to this pro› statement.

Participation in the Plan. All Outside Directors of tl Company and its subsidiaries are eligible to participate in tl Directors Plan. As such, Ms. Ecton and Messrs. Baum, Bloc: Frigon, Hale, Seip, Smith, and Wilkins, as Outside Directors, eac have a direct interest in the proposed amendments to tl Directors Plan. Employees (including directors who aı employees) of the Company or any subsidiary of the Compar are not eligible to receive options under the Directors Plan. Th Directors Plan provides that options are to be automaticall granted to Outside Directors of the Company serving as such o the dates of grant specified in the Directors Plan. An Optio Committee appointed by the Board of Directors of the Compan to administer the Directors Plan, consisting only of directors who are not Outside Directors, has the authority under the Plan to grant stock options to such Outside Directors of subsidiaries of the Company (who are not also Outside Directors of the Company) as the Committee shall determine. There are currently eight Outside Directors of the Company.

Administration of the Directors Plan. The Directors Plan is administered by the Option Committee of the Company's Board of Directors, as described above. Mark A. Ernst serves as the sole member of the Option Committee. The Option Committee has the full power and authority to administer the Directors Plan, to interpret the provisions of the Directors Plan and to adopt rules and regulations for carrying out the Directors Plan and written policies for implementing the Plan. A majority of the Option Committee members shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all members of the Committee, shall be valid acts of the Option Committee. All Outside Directors shall be ineligible to vote upon any matter concerning the stock options.

Types of Awards Under the Directors Plan. Stock options are the only awards available under the Directors Plan. Stock options granted or to be granted are nonqualified stock options and are not intended to be "incentive stock options," as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended. A stock option to purchase an aggregate of 4,000 shares of Common Stock is granted on each June 30 in which the Directors Plan is in effect to each Outside Director of the Company serving as such on such date of grant. The Option Committee may, in the exercise of its sole and absolute discretion during the continuance of the Directors Plan, determine which Outside Directors of any subsidiary of the Company shall be granted stock options, as well as the date of grant and the size of stock options to be granted to any such Outside Directors of the Company's subsidiaries.

The purchase price per share of Common Stock under each stock option shall be equal to the last reported sales price for the Common Stock on the New York Stock Exchange on the date of the grant of such stock option. If the date of grant falls on a non-business day, the stock option price will be equal to the last reported sales price for the Common Stock on the next preceding business day on which the stock is quoted. The closing price per share for the Company's Common Stock on the New York Stock Exchange on June 30, 2004, was $xx.xx. All stock options shall expire as to all of their unexercised shares ten years after the date of grant.

The Option Committee may determine that all or a portion of any stock option granted under the Directors Plan shall be vested at such times and upon such terms as may be selected by it Subject to certain exceptions, the outstanding options may not be exercised until at least one year after the date of grant, and then may be exercised only in increments in any one year of up to one third of the aggregate number of shares subject to the option Beginning with the grant scheduled for June 30, 2004, options wil be fully vested and immediately exercisable as of date of grant Each stock option is exercisable by payment of the exercise price in cash, by delivery of Common Stock having a market value equal to the aggregate option price or by a combination o payment of cash and delivery of Common Stock.

The Option Committee may require that a recipient of a stocl option under the Plan be an Outside Director at the time a stocl option is exercised or may establish other provisions concernin the termination or disposition of a stock option on the death o retirement of its recipient.

Options Granted to Outside Directors Under the Director Plan. In accordance with the provisions of the Directors Plar on June 30, 2003, an automatic grant of a stock option for 4,00 shares of Common Stock with an exercise price per share equa to $43.25 was awarded to each of Ms. Ecton and Messrs. Baun Bloch, Frigon, Hale, Seip, Smith and Wilkins. On June 30, 2004, a automatic grant of a stock option for 4,000 shares of Commo Stock with an exercise price per share equal to $47.68 wa awarded to each of Ms. Ecton and Messrs. Baum, Bloch, Frigoı Hale, Seip, Smith, and Wilkins. None of the executive officeı listed on the Summary Compensation Table and no employees (the Company or its subsidiaries are eligible for stock optio grants under the Directors Plan.

Shares of Common Stock Issuable Under the Directors Pla The aggregate number of shares of Common Stock that may t issued under the Directors Plan may not exceed 800,000 share provided that such aggregate number may be adjusted for ar stock split, stock dividend, recapitalization, or simil: transaction.

Non-Alienation. Stock options granted pursuant to tl Directors Plan are not assignable or transferable by the recipie: other than by will or the laws of descent and distribution (pursuant to a qualified domestic relations order.

Anti-Dilution Protection. Shares subject to outstandiı options are subject to anti-dilution protection. In the event of aı change in the capital structure of the Company, including, but n limited, to a change resulting from a stock dividend or stock spl the Board of Directors of the Company shall make equitab adjustments with respect to stock options or any provisions the Directors Plan as it deems necessary or appropriate. If tl Company becomes a party to a corporate merger, consolidatic reorganization or liquidation, the Board shall make such bindi arrangements it deems advisable with respect to the outstanding options, including, but not limited to, the substitution of new stock for any stock options then outstanding, the assumption of such stock options and the termination of or payment for such stock options.

Termination or Amendment of the Directors Plan. The Board of Directors of the Company has the right to amend, modify, supplement, suspend or terminate the Directors Plan, provided that no amendment, supplement, modification, suspension or termination in any manner affects any stock options theretofore granted under the Plan without the consent of the recipient thereof. The Directors Plan may not be amended to increase the aggregate number of shares of Common Stock that may be issued under the Directors Plan (unless such increase is a result of a change in the capital structure of the Company), change the termination date of the Plan, or delete or amend the provisions in the Plan relating to the establishment of the stock option price without the prior approval of the holders of a majority of the outstanding shares of Common Stock represented at a meeting of shareholders. The Plan provisions relating to the prescribed stock options for Outside Directors of the Company and the stock option price may not be amended more than once every six months. Unless the Directors Plan is amended as proposed, stock options may be granted in accordance with the terms of the Plan until December 5, 2004, on which date the Plan will terminate except as to stock options then outstanding, which stock options shall remain in effect until they have expired according to their terms.

Federal Income Tax Consequences

The federal income tax consequences of the Directors Plan and the options granted thereunder are as described below. The following information is not a definitive explanation of the tax consequences of the options. Recipients should consult their own tax advisors with respect to the tax consequences inherent in ownership and/or exercise of the options, and the ownership a disposition of the underlying securities.

The recipient of stock options under the Directors Plan will recognize any income for federal income tax purposes on t grant of the nonqualified option. Generally, on the exercise of t option, the optionee will recognize taxable ordinary income eq to the difference between the option price of the shares and t fair market value of the shares on the exercise date. T Company generally will be entitled to a deduction on the date exercise in an amount equal to the ordinary income recognized the optionee. Upon disposition of the shares purchased pursua to the stock option, the optionee will recognize long-term short-term capital gain or loss, as the case may be, equal to t difference between the amount realized on such disposition a the basis for such shares, which basis will include the amou previously recognized by the optionee as ordinary income.

Effective Date and Vote Required

The amendment to the Directors Plan shall be effecti immediately on the date of their approval by the shareholders the Company. If the amendment is not approved by su shareholders, the Directors Plan will remain in effect as currently exists until its expiration date.

The affirmative vote of the holders of a majority of the shar of Common Stock represented and entitled to vote on th proposal at the annual meeting of shareholders will constitu approval of the amendment to the Directors Plan.

THE BOARD OF DIRECTORS RECOMMENDS APPROVAL C THE AMENDMENT TO THE 1989 STOCK OPTION PLAN FC OUTSIDE DIRECTORS, AND PROXIES SOLICITED BY TH BOARD WILL BE SO VOTED IN THE ABSENCE C INSTRUCTIONS TO THE CONTRARY.

ITEM 4 ON FORM OF PROXY

Approval of Amendments to the 1999 Stock Option Plan for Seasonal Employees

Introduction

The Company has since 1969 offered a stock option program to the seasonal employees of its income tax services business. The Company's Board of Directors adopted the 1999 Stock Option Plan for Seasonal Employees (the Plan, as amended, shall be referred to as the "Seasonal Plan") in March 1999, and the shareholders approved the Plan in September 1999.

Currently, stock options may be granted in accordance with the terms of the Seasonal Plan until December 31, 2004, on which date the Plan will terminate except as to stock options the outstanding, which stock options will remain in effect until the have expired according to their terms. The original terminatio date of the Seasonal Plan was December 31, 2002. At th Company's annual meeting of shareholders held o September 12, 2001, the shareholders approved an amendment t the Seasonal Plan to extend until December 31, 2004.

The Seasonal Plan currently provides that the aggregate number of shares of Common Stock that may be issued under the Plan may not exceed 20,000,000 shares, provided that such aggregated number shall be adjusted for any stock split, stock dividend, recapitalization or similar transaction. The Seasonal Plan originally provided that the aggregate number of shares of Common Stock that may be issued under the Plan may not exceed 6,000,000 and also provided that such aggregate number would be adjusted for any stock split, stock dividend, recapitalization or similar transaction. In accordance with such provision, the original aggregate number of shares was doubled to 12,000,000 shares on August 1, 2001, as a result of the two-for-one split of the Common Stock effected on that date. At the Company's annual meeting of shareholders held on September 12, 2001, the shareholders approved an amendment to the Seasonal Plan to increase the aggregate number of shares of Common Stock for which options may be granted by 8,000,000 shares (from 12,000,000 to 20,000,000 shares).

As of April 30, 2004, approximately 5,431,475 shares remained available for issuance under the Seasonal Plan. With grants of options for 2,509,295 on June 30, 2004, there will be an insufficient number of shares of Common Stock authorized under the Seasonal Plan to permit the grant of options through the amended termination date of December 31, 2006. Accordingly, the Board has approved amendments to the Seasonal Plan, subject to approval of the shareholders of the Company to (i) extend the Seasonal Plan for an additional two years, until December 31, 2006, and (ii) to increase the number of authorized shares thereunder by 3,000,000 shares (from 20,000,000 to 23,000,000).

The Seasonal Plan is intended to reward performance, encourage retention and instill loyalty in the seasonal tax associates who are vital to this segment of the Company's business. The Board believes that a substantial majority of seasonal associates perceive a seasonal stock option plan as a valuable benefit, that such a plan has in fact proven to be a valuable tool in retaining seasonal associates, and that it is important to continue this incentive. The Board believes that it is in the best interests of the Company to adopt the proposed amendments to (a) extend the Seasonal Plan for two years, such that it will terminate, unless further extended, on December 31, 2006, and (b) increase the maximum number of shares issuable under the Seasonal Plan by 3,000,000 shares.

Material Features of the Seasonal Plan

The material features of the Seasonal Plan, as amended, are summarized below. The summary is qualified in its entirety by reference to the specific provisions of the Seasonal Plan, as amended, the full text of which is set forth as *Appendix C* to thi proxy statement.

Participation in and Awards Under the Seasonal Plan Options to purchase the Company's Common Stock are grante under the Seasonal Plan to "Eligible Seasonal Employees" of th direct and indirect, majority-owned subsidiaries of H&R Bloc Services, Inc., an indirect, wholly-owned subsidiary of th Company. Such subsidiaries are collectively referred to herein a "Tax Services." Eligible Seasonal Employees are employees c Tax Services hired to perform jobs designated as seasonal job for limited periods of time during each year. Such employee must have adhered to the working hours agreed upon during th year. At the peak of the 2004 tax season, the Company employe approximately 96,000 Eligible Seasonal Employees. Officers an directors of H&R Block Services, Inc., Tax Services and th Company may not receive grants pursuant to the Seasonal Plan

On June 30 of each year that the Seasonal Plan is in effect, eac Eligible Seasonal Employee who was employed by Tax Service either on the immediately preceding April 15 (or the ne business day if it falls on a Saturday, Sunday or holiday) or for a least 100 working days during the 12-month period precedin such June 30 will receive an option to purchase shares c Common Stock of the Company as follows:

(1) Each option granted on June 30, 1999 was for one share c Common Stock for each $100 of compensation earne during the preceding 12 months, provided that suc compensation was $500 or more;
(2) Each option granted on June 30 of each year that th Seasonal Plan is in effect after 1999 to a participant wh was granted an option on June 30, 1999, is for one share c Common Stock for each $100 of compensation earne during the preceding 12 months, provided that suc compensation is $4,000 or more; and
(3) Each option granted on June 30 of each year that th Seasonal Plan is in effect after 1999 to a participant wh was not granted an option on June 30, 1999, is for or share of Common Stock for each $200 of compensatic earned during the preceding 12 months, provided that suc compensation is $4,000 or more.

If the Eligible Seasonal Employee does not earn the specifie minimum compensation ($500 or $4,000, as the case may be), r option will be awarded. In all cases, the maximum annual grant an option to purchase 100 shares of Common Stock. Th purchase price per share of Common Stock under each stoc option is equal to the last reported sales price for the Comm Stock on the New York Stock Exchange on the date of the grar If the date of grant falls on a non-business day, the stock optic price will be equal to the last reported sales price on the ne preceding business day on which the stock is quoted. Each option is exercisable only between the dates of September 1 through November 30 of either of the two calendar years immediately following the calendar year in which the option is granted, and then only if the optionee is an Eligible Seasonal Employee or a full-time employee of the Company or any of its subsidiaries, and if the compensation earned during the year of exercise is at least 50% of that earned during the year of the grant. An option may be exercised for less than the total number of shares covered thereby and, upon any exercise as to less than all shares covered by an option, the option terminates as to the balance of such shares.

Administration of the Seasonal Plan. The Seasonal Plan is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee has the full power and authority to administer the Seasonal Plan, to interpret the provisions of the Seasonal Plan and to adopt rules and regulations for carrying out the Seasonal Plan and written policies for implementing the Seasonal Plan. A majority of the Compensation Committee members constitutes a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all members of the Committee, are valid acts of the Compensation Committee.

Options Granted or to be Granted Under the Seasonal Plan. The following table reports the options granted on June 30, 2002, June 30, 2003 and June 30, 2004 under the Seasonal Plan:

Date of Grant	Shares Subject to Options	Number of Optionees	Price
June 30, 2002	2,415,320	36,543	$46.15
June 30, 2003	2,319,674	35,853	$43.25
June 30, 2004	**2,509,295**	**40,042**	**$47.68**

If shareholders approve the amendments, stock options will automatically be awarded under the Seasonal Plan on June 30, 2005 to Eligible Seasonal Employees in accordance with the criteria set forth above under "Participation in and Awards under the Seasonal Plan." It is not possible to state the number of options to be granted to any person or group or the number of shares to be subject to any such options. No options under the Seasonal Plan have been granted or will be granted to any executive officer, director or nominee for director of the Company.

Shares of Common Stock Issuable Under the Seasonal Plan. The aggregate number of shares of Common Stock that may be issued under the Seasonal Plan may not exceed 20,000,000 shares, provided that such aggregate number may be adjusted for any stock split, stock dividend, recapitalization or similar transacti Shares subject to options that expire or otherwise termin unexercised may again be optioned by the Company during t life of the Seasonal Plan. If the amendments to the Seasonal Pl are adopted, the number of shares that may be issued thereunc will increase to 23,000,000 shares.

Non-Alienation. Stock options granted pursuant to t Seasonal Plan are not assignable or transferable by the recipie and terminate upon the recipient's death.

Anti-Dilution Protection. In the event a merg consolidation, reorganization, recapitalization, stock divider stock split, or other change in the corporate structure capitalization affecting the Company's capital stock shall occ an appropriate adjustment shall be made in (a) the number shares of stock available for options under the Seasonal Plan a subject to outstanding options, (b) the purchase price per sha for each outstanding option, and (c) the method of participati as outlined under "Participation in and Awards under t Seasonal Plan," provided that no adjustment shall be made to t methods of participation in the event of a stock dividend or sto split. Any adjustment to the Seasonal Plan shall be made by t Board of Directors and, when so made, shall be effective a binding for all purposes of the Seasonal Plan and of all optio then outstanding.

Termination or Amendment of the Seasonal Plan. T Board of Directors of the Company has the right to amen modify, supplement, suspend or terminate the Seasonal Pla provided that no amendment, supplement, modificatio suspension or termination in any manner affects any sto options theretofore granted thereunder without the consent the recipient thereof. The Seasonal Plan may not be amended (i) increase the aggregate number of shares of Common Sto that may be issued (unless such increase is a result of a change the capital structure of the Company), (ii) materially modify t requirements as to eligibility for participation in the Season Plan, or (iii) materially increase the benefits accruing participants under the Seasonal Plan. Unless the amendments a approved, the Seasonal Plan will terminate on December 31, 200 if not terminated earlier by the Board of Directors.

Federal Income Tax Consequences

Federal income tax consequences of the Seasonal Plan and th options granted thereunder are as described below. The followin information is not a definitive explanation of the ta consequences of the options. Recipients should consult their ow tax advisors with respect to the tax consequences inherent in th ownership and/or exercise of the options, and the ownership an disposition of the underlying securities.

The recipient of a stock option under the Seasonal Plan is not deemed to have received any income at the time the option is granted; however, the recipient will recognize taxable ordinary income in the year any part of the option is exercised in an amount equal to the excess of the fair market value of the shares on the exercise date over the option price of the shares. The Company generally will be entitled to a deduction for purposes of determining its corporate income tax obligations in an amount equal to the total amount of ordinary income recognized by the optionee. Upon disposition of the shares by the seasonal employee, the optionee will recognize long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount realized on such disposition and the basis for such shares, which basis includes the amount previously recognized by the optionee as ordinary income.

Effective Date and Vote Required

The amendments shall become effective immediately upon th date of their approval by the shareholders. If the amendments ar not approved, the Seasonal Plan will expire according to its term on December 31, 2004.

The affirmative vote of the holders of a majority of the share of Common Stock represented and entitled to vote on th proposal at the annual meeting of shareholders will constitut approval of the amendments to the Seasonal Plan.

THE BOARD OF DIRECTORS RECOMMENDS APPROVAL O THE AMENDMENTS TO THE 1999 STOCK OPTION PLAN FO SEASONAL EMPLOYEES, AND PROXIES SOLICITED BY TH BOARD WILL BE SO VOTED IN THE ABSENCE O INSTRUCTIONS TO THE CONTRARY.

ITEM 5 ON FORM OF PROXY

Ratification of Appointment of Independent Accountants

The Board of Directors has appointed KPMG LLP as independent accountants to audit the Company's financial statements for the fiscal year ended April 30, 2005. A representative of KPMG LLP is expected to attend the annual meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

On May 12, 2003 PricewaterhouseCoopers LLP ("PwC") informed the Company that it declined to stand for re-election as the independent accountants for the Company upon completion of the audit of the Company's financial statements for the fiscal year ended April 30, 2003 and services related thereto. On July 16, 2003, the Company filed its Annual Report on Form 10-K for the fiscal year ended April 30, 2003. In connection therewith PwC completed its audit of the Company's financial statements. The reports of PwC on the financial statements for each the Company's fiscal years ended April 30, 2003 and April 30, 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audit for each of the Company's fiscal years ended April 30, 2003 and April 30, 2002, and through July 16, 2003, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on the financial statements for such year and there have been r reportable events (as defined in Regulation S- Item 304(a)(1)(v)). We requested that PwC furnish a lett addressed to the Securities and Exchange Commission statir whether or not PwC agreed with the above statements. A copy such letter stating no disagreement with the above was include as Exhibit 16.1 to our amended Current Report on Form 8-K file with the Securities and Exchange Commission on February 2 2004.

On July 10, 2003, the Board of Directors of the Compar appointed and engaged KPMG LLP as its independent accounta for the fiscal year ended April 30, 2004. The ratification of su appointment was submitted to a vote of the shareholders of tl Company at the annual meeting of shareholders on September 1 2003. Prior to their appointment, the Company had not consult with KPMG LLP during the last two fiscal years on (i) tl application of accounting principles to a specific transactio either completed or proposed, or the type of audit opinion th might be rendered on the Company's financial statements (ii) any matter that was either the subject of a disagreement reportable event, as those terms are defined in Item 304(a)(1)(i and (v) of Regulation S-K.

PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL I VOTED "FOR" RATIFICATION OF THE APPOINTMENT OF KPN LLP IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRAR

Audit Committee Report

The Company's management is responsible for the preparation of financial statements in accordance with generally accepted accounting principles and the financial reporting process, including the Company's system of internal controls. The Company's independent accountants are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity to accounting principles generally accepted in the United States. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants.

The Audit Committee has reviewed and discussed with management and KPMG LLP ("KPMG"), the Company's independent accountants, the Company's audited financial statements for the fiscal year ended April 30, 2004. The Audit Committee has also discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61 relating to communication with audit committees. In addition, the Au(Committee has received from KPMG the written disclosures a) the letter required by Independence Standards Board No. relating to independence discussions with audit committees; h discussed with KPMG their independence from the Company a) its management; and has considered whether KPMG's provisi(of non-audit services to the Company is compatible wi maintaining the auditor's independence.

Based on the reviews and discussions referred to above, t] Audit Committee recommended to the Board of Directors of t] Company, and the Board has approved, that the Company audited financial statements be included in the Annual Report (Form 10-K for the fiscal year ended April 30, 2004, for filing wi the Securities and Exchange Commission.

AUDIT COMMITTEE

Donna R. Ecton, Chairman
Roger W. Hale
Louis W. Smith
Rayford Wilkins, Jr.

Audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for 2004 and for professional services rendered by PricewaterhouseCoopers LLP ("PwC") for the audit of the Company's annual financial statements for 2003, and fees billed for other services rendered by KPMG LLP and PwC for such years:

	Fiscal Year	
	2004	2003
Audit fees	**$2,121,275**	$1,170,681
Audit-related fees	**944,811**	618,363
Tax fees	**115,000**	254,136
All other fees	**345,000**	131,302
Total fees	**$3,526,086**	$2,174,482

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related servic(that are reasonably related to the performance of the audit (review of the Company's financial statements or that a) traditionally performed by the independent auditor.

Tax Fees consist of fees for the preparation of original ar amended tax returns, claims for refunds and tax paymen planning services for tax compliance, tax planning, ta consultation and tax advice.

All other fees are fees billed for professional services that we) not the result of an audit or review.

The Audit Committee has adopted policies and procedures f(pre-approving audit and non-audit services performed by tl independent auditor so that the provision of such services do(not impair the auditor's independence. Under the Aud Committee's pre-approval policy, the terms and fees of the annu: audit engagement require specific Audit Committee approva Other types of service are eligible for general pre-approva Unless a type of service to be provided by the independe) auditor has received general pre-approval, it will require specifi Audit Committee pre-approval. In addition, any proposed servic(

exceeding pre-approved cost levels require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy, normally extends to the fiscal year next following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time.

In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the Securities and Exchange Commission's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor should necessarily be determinative. The Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between fees for Audit Services and fees for Audit-Related Services, Tax Services and All Other Services.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. In no instance does the Audit Committee delegate to management its responsibilities to pre-approve services performed by the independent auditor.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by its independent accountant during the 2004 fiscal year was compatible with maintaining the independent accountant's independence.

Equity Compensation Plans

The following table provides information about the Company's Common Stock that may be issued upon the exercise of options warrants and rights under all of the Company's existing equity compensation plans as of April 30, 2004. The Company currently has four stock-based compensation plans: the 2003 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors the 1999 Stock Option Plan for Seasonal Employees, and the 2000 Employee Stock Purchase Plan. The shareholders have approved all of the Company's stock-based compensation plans. The shareholders approved the 2003 Plan in September 2002 to replace the 1993 Long-Term Executive Compensation Plan, effective July 1, 2003. The 1993 Plan terminated at that time, except with respect to outstanding awards thereunder. The shareholders had approved the 1993 Plan in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding options thereunder.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (A) (C)
Equity compensation plans approved by security holders	14,482,000	$35.86	9,880,000
Equity compensation plans not approved by security holders	0	0	0
Total	14,482,000	$35.86	9,880,000

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth for the fiscal year ended April 30, 2004 and for the two previous fiscal years the annual, long-term a other compensation paid to the Chief Executive Officer of the Company serving as such during such year and to each of the four high paid executive officers of the Company (other than the Chief Executive Officer) who was serving as an executive officer of Company at the end of such year and one additional executive officer (Frank J. Cotroneo) who would have been included as one of four highest paid executive officers, but for the fact that he was not serving as an executive officer as of April 30, 2004.

		Annual Compensation			Restricted	Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Stock Award(s) ($)[1]	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensati ($)[2]
Mark A. Ernst,	**2004**	**768,750**	**865,477**	**1,574**	**432,500**	**110,000**	**-0-**	**90,958**
Chairman of the Board,	2003	741,667	734,063	-0-	-0-	120,000	-0-	60,470
President and Chief Executive Officer	2002	683,333	787,500	27	168,032	180,000	-0-	77,554
Robert E. Dubrish,	**2004**	**450,000**	**438,681**	**40**	**229,982**	**90,000**	**-0-**	**66,097**[3
President and Chief Executive Officer,	2003	425,000	414,375	40	138,125	90,000	-0-	29,676
Option One Mortgage Corporation	2002	360,153	297,000	-0-	139,511	60,000	-0-	35,969
Jeffery W. Yabuki,	**2004**	**437,500**	**383,133**	**1,482**	**216,250**	**90,000**	**-0-**	**51,290**
Executive Vice President	2003	416,667	352,219	1,440	-0-	90,000	-0-	37,268
and Chief Operating Officer	2002	411,006	365,625	36,601	126,451	90,000	-0-	31,645
Steven Tait	**2004**	**400,000**	**217,008**	**272**	**-0-**	**40,000**	**-0-**	**22,216**
President, RSM McGladrey	2003	33,333	-0-	-0-	321,375	50,000	-0-	20
Business Services, Inc.	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Brian L. Nygaard	**2004**	**359,167**	**194,769**	**4,466**	**216,250**	**35,000**	**-0-**	**29,057**
President and Chief Executive Officer,	2003	350,000	50,050	-0-	-0-	50,000	-0-	11,228
H&R Block Financial Advisors, Inc.	2002	171,859	325,655	-0-	509,965	40,000	-0-	2,640
Frank J. Cotroneo[4]	**2004**	**384,334**	**109,309**	**1,064**	**216,250**	**45,000**	**-0-**	**62,352**[5]
	2003	373,333	262,969	40	-0-	55,000	-0-	24,643
	2002	362,500	301,125	9,437	92,392	70,000	-0-	12,126

NOTES:

[1] Restricted shares of the Company's common stock granted pursuant to the Company's Long-Term Executive Compensation Plan. The awards shown represent grants of restricted shares valued as of the date of the grant. Dividends are paid on the restricted shares as when dividends are paid on the Company's common stock. The restricted shares vest in one-third annual increments beginning one year after the grant date.

Mark A. Ernst – For fiscal year 2004, 10,000 shares granted on June 30, 2003, valued at $43.25 per share. For fiscal year 2002, 3,641 shares granted on June 30, 2002, valued at $46.15 per share. The shares are reported for fiscal year 2002 because they represent a portion of Mr. Ernst's fiscal ye 2002 short-term incentive compensation. As of April 30, 20(Mr. Ernst held 12,428 restricted shares with a value $560,627.

Robert E. Dubrish – For fiscal year 2004, 5,000 shar granted on June 30, 2003, valued at 43.25 per share a: 288 shares granted on June 30, 2004, valued at $47.68 T 288 shares are reported for fiscal year 2004 because th represent a portion of Mr. Dubrish's fiscal year 2004 sho term incentive compensation. For fiscal year 20(3,194 shares granted on June 30, 2003, valued at $43.25. T shares are reported for fiscal year 2003 because th represent a portion Mr. Dubrish's fiscal year 2003 short-term incentive compensation. For fiscal year 2002, 3,023 shares granted June 30, 2002, valued at $46.15. The shares are reported for fiscal year 2002 because they represent a portion of Mr. Dubrish's fiscal year 2002 short-term incentive compensation. As of April 30, 2004, Mr. Dubrish held 10,210 restricted shares with a value of $460,573.

Jeffery W. Yabuki – For fiscal year 2004, 5,000 granted on June 30, 2003, valued at $43.25 per share. For fiscal year 2002, 2,740 shares granted on June 30, 2002, valued at $46.15 per share. The shares are reported for fiscal year 2002 because they represent a portion of Mr. Yabuki's fiscal year 2002 short-term incentive compensation. As of April 30, 2004, Mr. Yabuki held 6,827 restricted shares with a value of $307,966.

Steven Tait – For fiscal year 2003, 7,500 shares granted as a part of his initial hiring on April 1, 2003, valued at $42.85 per share. As of April 30, 2004, Mr. Tait held 5,000 restricted shares with a value of $225,550.

Brian L. Nygaard – For fiscal year 2004, 5,000 restricted shares granted on June 30, 2003, valued at $43.25 per share. For fiscal year 2002, 14,500 shares granted as a part of his initial hiring on November 5, 2001, valued at $35.17 per share. As of April 30, 2004, Mr. Nygaard held 9,834 restricted shares with a value of $443,612.

Mr. Cotroneo – For fiscal year 2004, 5,000 granted on June 30, 2003, valued at $43.25 per share. For fiscal year 2002, 2,002 shares granted on June 30, 2002, valued at $46.15 per share. The shares are reported for fiscal year 2002 because they represent a portion of Mr. Cotroneo's fiscal year 2002 short-term incentive compensation. All of Mr. Cotroneo's restricted shares were cancelled in connection with his resignation (See Note 4).

(2) For fiscal year 2004, these figures include the following: (a) the Company's matching contributions under the Company's Deferred Compensation Plan for Executives ("DCP") of $83,516 (Mr. Ernst), $43,371 (Mr. Dubrish), $39,861 (Mr. Yabuki) and $10,000 (Mr. Tait), $19,028 (Mr. Nygaard) and $20,802 (Mr. Cotroneo); (b) the Company's matching contributions under the H&R Block Retirement Savings Plan ("RSP") of $5,150 (Mr. Ernst), $6,246 (Mr. Dubrish), $10,218 (Mr. Yabuki), $10,000 (Mr. Tait), $9,554 (Mr. Nygaard) and $4,375 (Mr. Cotroneo); (c) the insurance premiums paid by the Company with respect to term life insurance maintained by the Company for the benefit of each of the named executive officers of $1,017 (Mr. Ernst), $594 (Mr. Dubrish), $578 (Mr. Yabuki), $536 (Mr. Tait), $475 (Mr. Nygaard) and $626 (Mr. Cotroneo); and (d) the economic value of the death benefit provided by the Company's Executive Survivor Plan ("ESP") of $1,275 (Mr. Ernst), $1,175 (Mr. Dubrish), $634 (Mr. Yabuki), $1,680 (Mr. Tait) and $642 (Mr. Cotroneo). The imputed income reported from the ESP represents the portion of the premium paid by the Company pursuant to the ESP that is attributable to term life insurance coverage for the executive officer. The ESP provides only an insurance benefit with no cash compensation element to the executive officer.

(3) Amount includes a payment to Mr. Dubrish of $14,711 for carryover paid time off resulting from the combination Option One's paid time off plans.

(4) Mr. Cotroneo, the Company's former Senior Vice President and Chief Financial Officer, resigned from the Company effective October 31, 2003. In connection with such resignation, Mr. Cotroneo entered into a Termination Agreement with the Company, pursuant to which he was paid $301,476. Such amount represents an aggregate of one-half of Mr. Cotroneo's annual base salary and target short-term incentive compensation for the 2004 fiscal year, which is reflected in the "Salary" and "Bonus" columns above. A summary of the Termination Agreement is provided under the heading "Employment Agreements, Change in Control and Other Arrangements" below.

(5) Amount includes a severance payment of $35,908 to Mr. Cotroneo in connection with his resignation (See Note 4).

Stock Option Grant Table

The following table summarizes options to purchase the Company's Common Stock granted during the fiscal year ended April 30, 2 to the executive officers named in the Summary Compensation Table (the "Named Officers") above:

	Individual Grants				Potential Realizable Value Assumed Annual Rates c Stock Price Appreciation f Option Term[1]	
Name	Number of Securities Underlying Options Granted (#)[2]	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)[2]	Expiration Date	5% ($)	10% ($
Mark A. Ernst	**110,000**	**2.94%**	**$43.25**	**6/30/2013**	**$2,991,966**	**$7,582,2**
Robert E. Dubrish	**90,000**	**2.41%**	**$43.25**	**6/30/2013**	**$2,447,972**	**$6,203,6**
Jeffery W. Yabuki	**90,000**	**2.41%**	**$43.25**	**6/30/2013**	**$2,447,972**	**$6,203,6**
Steven Tait	**40,000**	**1.07%**	**$43.25**	**6/30/2013**	**$1,087,988**	**$2,757,1**
Brian L. Nygaard	**35,000**	**.94%**	**$43.25**	**6/30/2013**	**$ 951,989**	**$2,412,5**
Frank J. Cotroneo [3]	**45,000**	**1.20%**	**$43.25**	**6/30/2013**	**-0-**	

NOTES:

(1) The amounts shown as potential realizable values on the options identified in the table are based on arbitrarily assumed annualized rates of appreciation in the price of the Company's Common Stock of five percent and ten percent over the term of the options, as set forth in the rules of the Securities and Exchange Commission relating to proxy disclosure. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

(2) Stock option grants consisted of nonqualified stock options, incentive stock options or a combination of the two types of options. No stock appreciation rights were granted during fiscal year 2004. Options were granted under the 2003 Long-Term Executive Compensation Plan. The exercise price for each option is the fair market value of a share of Common Stock on the date of grant. Options granted to the Named Officers become exercisable two years after the date of gra at which time they are exercisable on a cumulative basis a maximum annual rate of one-third of the total number shares subject to the option. The stock options generæ become fully exercisable (a) at any time after the Nam Officer reaches the age of 65, retires, and more than one y has elapsed since the date of grant, or (b) upon a change control of the Company not less than six months after the d of grant. The Named Officer must be employed by t Company or one of its subsidiary corporations at the time exercise, except that the exercise of the options may ta place for limited time periods after the termination employment in the event of death, retirement, disability termination without cause. All options expire ten years af the date of grant.

(3) Pursuant to Mr. Cotroneo's Termination Agreement with t Company, such options were cancelled on October 31, 200

Option Exercises and Fiscal Year-End Values

The following table summarizes the value realized on the exercise of options during the fiscal year ended April 30, 2004 and presents the value of unexercised options as of such date for the Named Officers. The value of unexercised in-the-money options at fiscal year-end is calculated by determining the difference between the fair market value of the securities underlying the options at fiscal year-end and the exercise price of the options multiplied by the number of shares underlying such option.

			Number of Securities Underlying Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable (E)/ Unexercisable (U)	Exercisable (E)/ Unexercisable (U)
Mark A. Ernst	-0-	-0-	654,000(E) 326,000(U)	$15,317,505(E) $ 1,772,820(U)
Robert E. Dubrish	-0-	-0-	217,600(E) 214,000(U)	$ 5,202,022(E) $ 758,468(U)
Jeffery W. Yabuki	-0-	-0-	186,000(E) 234,000(U)	$ 4,089,295(E) $ 1,130,430(U)
Steven Tait	-0-	-0-	-0-(E) 90,000(U)	-0-(E) $ 219,800(U)
Brian L. Nygaard	-0-	-0-	13,333(E) 111,667(U)	$ 132,930(E) $ 343,570(U)
Frank J. Cotroneo	63,334	$1,398,808	-0-(E) -0-(U)	-0-(E) -0-(U)

Compensation Committee Report on Executive Compensation

Compensation Philosophy

The Company continues to be strongly committed to maximizing shareholder value through consistent growth and profitability. Superior performance by the executive officers and management team of the Company and its subsidiary corporations is essential to reaching that goal. As such, the Company's philosophy is to ensure that executive compensation is linked directly to sustained improvements in corporate performance and increased shareholder value as measured by the Company's stock price and the payment of dividends. The Compensation Committee is responsible for reviewing the Company's executive compensation program and policies each year and recommending to the non-employee members of the Board of Directors the compensation of the Company's executive officers.

The Compensation Committee has established the following objectives as guidelines in making compensation decisions:

- Provide a competitive total compensation program that enables the Company and its subsidiary corporations to attract and retain the key executives needed to accomplish the Company's goals.
- Integrate executive compensation programs with th Company's annual and long-term business objectives an focus executive behavior on fulfilling those objectives.
- Provide variable compensation opportunities that relat directly to the Company's performance and align executiv compensation with the interests of the Company' shareholders.

Compensation Program

The Company's executive compensation program is designed t ensure that executive pay levels and incentive opportunities ar competitive and reflect the performance of both the individu executive and the Company. In designing executiv compensation programs and determining executive offic salaries, the Committee considers information provided b compensation consultants and surveys regarding compensatio paid to executives holding positions with similar responsibiliti in organizations of comparable size.

Base Salary. Base salaries are determined by reference to factors such as market surveys, individual salary grades and salary ranges. Salary grade levels are determined by comparing jobs to applicable market pay practices and assessing a job's internal value. The primary factors considered in determining the appropriate salary for fiscal year 2004 within a particular salary range were the executive's individual performance and the ratio of the individual's prior salary to the mid-point of the salary range. Individual executive officers salaries are reviewed annually by the Committee.

Short-Term Incentive Program. The Company's short-term incentive program (the "STI Program") consists of an objective incentive compensation component based upon objective, financial-performance-based criteria (the "Financial STI Component") and a discretionary incentive compensation component based on the achievement of pre-established individual or strategic objectives (the "Discretionary STI Component"). Certain aspects of the STI Program differ, depending upon whether a participant is a senior vice president or more senior officer of the Company or one of its operating subsidiaries ("Senior Executive"). A heavier emphasis for executive officers (80% of targeted incentive compensation in most cases in fiscal year 2004) is placed upon the Financial STI Component, which specifically relates executive pay to Company performance. Payments under the STI Program provide financial rewards solely for achieving substantive business results. Under the STI Program, the Committee establishes performance goals for the Company and its business units, as well as competitive target bonus awards for the participants (usually a percentage of salary). The Committee specifies the performance goals for each participant and the portion of the target award to which each performance goal applies.

Payments under the Financial STI Component are paid after the end of a fiscal year only if the Company (or applicable business unit) has met the performance goals established by the Compensation Committee for such fiscal year. The Committee reviews and approves the payout for an executive officer and certifies the extent to which performance targets have been achieved prior to the payment under the Financial STI Component. Fiscal year 2004 performance criteria under the Financial STI Component consisted of the following, depending on the business unit: (i) the degree to which the Company attained targeted year-over-year growth in diluted earnings per share; (ii) year-over-year growth in pretax earnings; and (iii) attainment of year-over-year revenue goals. Under the Financial STI Component, participants can earn more or less than the target award (from 0% to 200% of the target award) depending upon how actual results compare to the pre-establis performance targets.

Payments under the Discretionary STI Component for fis year 2004 were based upon achievement of measurable strate and individual performance objectives that support Company's priorities. For most executive officers, 20% of executive's overall targeted STI Program compensation based on the Discretionary STI Component. Actual incent payouts under the Discretionary Objective STI Component co be from 0% to 200% of the target award.

For fiscal year 2004, the Compensation Committee determi that the Financial STI Component for executive officers ot than Senior Executives could be increased or decreased based the associate's individual performance rating for the fiscal ye Top performers were eligible to receive up to 1.5 times the act calculated STI Program payout (increasing the top end of range of potential actual payouts for these criteria from 200% 300% of the target award). Associates whose performance rati indicated that they were not consistently meeting expectatic could have calculated payout amounts reduced by up to 7 These multipliers provided incentive for stronger individ performance.

Most short-term incentive compensation is paid in cash. portion of Senior Executives' performance-based incent compensation, however, is paid in the form of shares of restrict Common Stock so that Senior Executives have more meaning exposure to the Company's performance. Payment in the form restricted stock also encourages Senior Executive retentic Accordingly, actual short-term incentive payouts that exceed 150% of the targeted payouts were paid in the form of restrict stock. Restricted stock is issued under the Company's 2003 Lo Term Executive Compensation Plan and is described in mc detail under "Long-Term Incentive Compensation" below. T number of shares of restricted stock awarded was calculated dividing the cash value of the applicable incentive compensati by the last reported closing price for the Company's stock as June 30, 2004.

Short-Term Incentive Compensation Plan. In addition to t STI Program, the Company maintains the H&R Block Short-Te Incentive Plan, which was approved by the Compan shareholders on September 13, 2000 (the "STI Plan). The STI Pl permits the Company to include a bonus compensati component in executive officer compensation intended to quali as deductible performance-based compensation und section 162(m) of the Internal Revenue Code of 1986, amended. Under the STI Plan, the Committee may gra performance-based awards to certain officers of the Company its subsidiaries who are selected by the Committee, including t

Company's Chief Executive Officer and its four other highest paid executive officers at the end of the applicable tax year. To the extent an officer receives an award under the STI Plan, such officer does not receive an award under the Financial Component of the STI Program. Awards under the STI Plan are based on performance targets established each year by the Committee based on one or more of the following business criteria: (a) earnings, (b) revenues, (c) sales of products, services or accounts, (d) numbers of income tax returns prepared, (e) margins, (f) earnings per share, (g) return on equity, (h) return on capital, and (i) total shareholder return. Fiscal year 2004 performance criteria under the STI Plan were the same as the fiscal year 2004 performance criteria under the Financial Component of the STI Program.

Deferred Compensation. The Company offers to its executive officers and key employees of its subsidiaries a deferred compensation plan designed to enhance the participants' financial security upon retirement. Subject to annual deferral limits, the plan offers participants the opportunity to defer an aggregate of $1 million of compensation during the time of his or her participation in the plan. The Company contributes to the plan an annual match of 100% of the first 5% of aggregate salary and bonus deferred to the plan and the Company's qualified retirement plans, less any employer matching contributions made to one of the Company's qualified retirement plans. Vesting in such Company contributions is based on the number of years of plan participation as an employee. Gains or losses are posted to a participant's account in accordance with his or her selection of various fixed rate, variable rate and Company stock investment alternatives. The plan is unfunded and benefits are paid upon termination of employment, except in cases of disability or hardship.

Long-Term Incentive Compensation. The Company encourages stock ownership by executive officers of the Company. Long-term incentive awards tied to the Company's Common Stock, such as stock options and restricted stock, are designed to encourage stock ownership. Stock options and restricted stock provide incentive to executives by giving them an economic interest in managing for stock price appreciation, thereby better aligning their interests with those of the Company's shareholders. Under the Company's 2003 Long-Term Executive Compensation Plan, option exercise prices are set at 100% of the fair market value of the stock on the date of grant and the options generally expire after ten years. Options granted to executive officers in fiscal year 2004 become exercisable over a three-year period on a cumulative basis in one-third increments. Restrictions on restricted stock granted in fiscal year 2004 lapse over a three-year period in one-third annual increments beginning on the first anniversary of the date of issuance. Options are granted, and restricted stock is awarded, to executive officers at the Committee's discretion. The Committee generally awards stock options and restricted stock to executive officers on an annual basis. The number of shares subject to any stock option grant or restricted stock award is based on the executive's level of responsibility, prior year's performance and future potential. The Compensation Committee believes that stock options and restricted stock have been effective in attracting, retaining and rewarding executives and key employees of the Company and its subsidiary corporations.

In some cases in fiscal year 2004, the Compensation Committee awarded to executive officers restricted Stock pursuant to the 2003 Long-Term Executive Compensation Plan as an inducement to accept employment with a subsidiary of the Company or in connection with the STI Program (as described above). Restricted stock is subject to forfeiture and may not be transferred by the executive until certain time restrictions lapse. In each case, the Restricted Shares Agreement between the Company and the executive officer provides that, prior to the time restricted stock vests, (i) such restricted stock is nontransferable, (ii) the officer is entitled to receive any cash dividends payable with respect to unvested restricted stock and (iii) the officer is entitled to vote such unvested restricted stock shares at any meeting of shareholders of the Company.

Executive Stock Ownership Guidelines. The Company believes that its executives should have a significant financial stake in the Company so that their interests are aligned with those of the shareholders. To that end, the Board of Directors has adopted stock ownership guidelines that set forth the Board's expectations that certain executives should own shares of Company stock with an aggregate value that meets or exceeds certain specified multiples of the executive's base salary. The Board has adopted similar stock ownership guidelines with respect to stock ownership by Board members. The Board member ownership guidelines are a multiple of the annual retainer paid to non-employee Directors.

Compensation of Chief Executive Officer

The salary, short-term incentive compensation and long-term incentive compensation of the Chief Executive Officer are determined by the Committee substantially in conformity with the policies described above for all other executives of the Company.

Mark A. Ernst has served as President and Chief Executive Officer of the Company since January 1, 2001 and as Chairman of the Board since September 11, 2002. Mr. Ernst is a party to an employment agreement with a subsidiary of the Company entered into at the time of his employment by such subsidiary in 1998. Mr. Ernst's annual base rate of salary was increased from $750,000 to $772,500, effective July 1, 2003. In addition, the Committee established a target award under the STI Plan for Mr. Ernst for fiscal year 2004 of $494,400, 100% of which is tied to the following objective, performance-based criteria with payouts for each criteria component ranging from 0% to 200% against threshold to maximum target levels: (i) 40% was based on year-over-year growth in overall corporate earnings per share of 7.8% to 25.0% (with the incentive payout at the target award upon 15.9% growth), (ii) 10% was based on year-over-year growth in overall revenue of 5.5% to 12.0% (with the incentive payout at the target award upon 8.0% growth) and (iii) 50% was tied to individual business unit performance targets. Based upon the results achieved by the Company, Mr. Ernst earned incentive compensation under the STI Plan of $705,577 (143% of target).

Under the Discretionary STI Component of the STI Program a target award of $123,600 (20% of annual base pay) was established for Mr. Ernst, with an actual payout to be an amount between 0% and 200% of the target award, as determined by the Compensation Committee based upon the Company's measurable performance against pre-established individual objectives. The Compensation Committee determined that Mr. Ernst earned incentive compensation under the Discretionary STI Component of $159,900 (130% of target) due primarily to his role in (i) developing best-in-class mortgage segment financial and reporting controls, (ii) strengthening the corporate legal function, (iii) addressing issues pertaining to the Company's refund anticipation loan product, (iv) completing comprehensive strategic and operational reviews of the Company's Financial Services and Business Services segments, and (v) involving the Board of Directors in the corporate headquarters site analysis process. All of Mr. Ernst's short-term incentive compensation was paid in cash.

Mr. Ernst was granted an option to purchase 110,000 shares of Common Stock at an option price of $43.25 per share, the last quoted market price for the Company's Common Stock on June 30, 2003, the date of grant. Such option has a term of ten years and vests in one-third annual increments beginning on the first anniversary of the date of grant. Mr. Ernst was also awarded 10,000 shares of restricted stock. Restrictions on such restricted stock lapse over a three-year period in one-third annual increments beginning June 30, 2004.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and Treasury Regulations relating thereto limit to $1 million the Company's federal income tax deduction for compensation paid to any one executive officer named in Summary Compensation Table of the Company's pr statement, subject to certain transition rules and exceptions specified types of performance-based compensation.

The Committee believes that it is in the Company's shareholders' best interests to maximize tax deductibility c when practicable and consistent with the Committee's ove compensation philosophy, the needs of the Company shareholder interests. The Committee may award non-deducti compensation when it believes that such awards are in the b interest of the shareholders, balancing tax efficiency with lo term strategic objectives.

The Committee believes the H&R Block Short-Term Incent Plan and compensation payable under the 2003 Long-Te Executive Compensation Plan in the form of stock options sati the requirements for exemption under Section 162(m). With Committee's primary focus on performance-based compensat under these Plans, it expects to continue to qualify m compensation paid to the named executive officers as deductible.

COMPENSATION COMMITTEE

Louis W. Smith, Chairman
Henry F. Frigon
Tom D. Seip
Rayford Wilkins, Jr.

Compensation Committee Interlocks and Insider Participation

The following non-employee directors serve on t Compensation Committee of the Company's Board of Directo Louis W. Smith (Chairman), Henry F. Frigon, Tom D. Seip a Rayford Wilkins, Jr. No directors on the Compensati Committee (a) are or have been officers or employees of t Company or any of its subsidiaries, or (b) had any relationshi requiring disclosure in the proxy statement.

Employment Agreements, Change-in-Control and Other Arrangements

Mark A. Ernst is subject to an Employment Agreement with HI Management, Inc. ("HRB"), an indirect subsidiary of t Company, dated July 16, 1998, whereby effective September 1998, he was employed as the Executive Vice President and Chi Operating Officer of the Company. The Agreement provides f an initial base salary at an annual rate of $400,000; participati in the Company's Short-Term Incentive Plan; 72,000 restrict shares of the Company's Common Stock ("Common Stock (split-adjusted) awarded on the effective date; and a stock optic to purchase 300,000 shares of Common Stock (split-adjusted) granted on the effective date. Base salary and incentive bonus compensation are to be reviewed annually by the Compensation Committee. The Agreement provides that it may be terminated by either party at any time for any reason upon 45 days' prior written notice, by HRB for "cause," and by Mr. Ernst for "good reason," in each case as defined in the Agreement. If the Agreement is terminated by HRB without "cause," by Mr. Ernst for "good reason," or by either party during the 180-day period following the date of a "change of control" (as defined in the Agreement) of the Company, HRB is obligated to continue to pay Mr. Ernst's salary (determined as of the termination date) and provide all other benefits for a period of two years following such termination, as well as a pro rata portion of the incentive bonus compensation to which he would have been entitled had he remained employed through the end of the fiscal year in which such termination occurs. In addition, all outstanding stock options become fully vested and are exercisable for the three-month period following termination, and any restrictions upon Common Stock awarded Mr. Ernst on the effective date lapse and such stock becomes fully vested upon the date of termination.

Robert E. Dubrish is subject to an Employment Agreement with Option One Mortgage Corporation ("Option One"), an indirect subsidiary of the Company, dated February 9, 2002, and effective June 30, 2001. The Agreement provides for a base salary at an annual rate of $360,000 as of the effective date and a stock option to purchase 60,000 shares of Common Stock (split-adjusted) granted as of the effective date. Base salary and any incentive bonus compensation are to be reviewed annually by the Compensation Committee. The Agreement provides that it may be terminated by either party at any time for any reason upon 45 days' prior written notice. Option One also has the right to terminate the Agreement without notice upon the occurrence of certain stated events. If Mr. Dubrish incurs a "qualifying termination," as defined in the H&R Block Severance Plan (the "Severance Plan"), or if the Agreement is terminated by Mr. Dubrish within 180 days following a "change of control" (as defined in the Agreement) of the Company, Option One is obligated to pay to Mr. Dubrish his choice of the level of severance compensation and benefits as would be provided under the Severance Plan as such plan exists either on the effective date of the Agreement or on Mr. Dubrish's last day of employment. As of the effective date, the Severance Plan provides maximum compensation of 18 months of salary and one and one-half times target payout under the STI Program, with the actual amount based upon Mr. Dubrish's salary and target payout, salary grade and length of service with all subsidiaries of the Company at the time of his termination, as well as a discretionary payment, which may be zero. In addition, in such circumstances, Option One obligated to provide health, life and disability insurance benefi for up to 12 months following such termination, and a outstanding stock options that would have vested in the 18-mont period following termination become fully vested and a exercisable for the three-month period following termination the severance period.

During the 2004 fiscal year, Mr. Dubrish maintained a marg account with H&R Block Financial Advisors, Inc. to p withholding taxes upon the vesting of restricted stock. T largest aggregate amount of indebtedness outstanding in t margin account at any time during the 2004 fiscal year w $321,891. As of July 1, 2004 there was no outstanding balance this account and the account has been closed. This marg account was established in the ordinary course of business a on substantially the same terms, including interest rate collateral and repayment terms as those prevailing at the time f comparable transactions with other customers.

Jeffery W. Yabuki is subject to an Employment Agreement wi HRB dated September 7, 1999, whereby effective September 1999, he was employed as the President, H&R Blo International. The Agreement provides for an initial base salary an annual rate of $250,000; participation in the Company's Sho Term Incentive Plan; a $70,000 bonus upon continu employment by HRB through April 30, 2000; 67,600 restrict shares of Common Stock (split-adjusted) awarded on t effective date; a stock option to purchase 80,000 shares Common Stock (split-adjusted) granted on the effective date; a a stock option to purchase a minimum 44,000 shares of Comm Stock (split-adjusted) granted on the date in fiscal year 2001 which options are granted to all or substantially all other seni executives of the Company and its subsidiaries. Base salary a incentive bonus compensation are to be reviewed annually by t Compensation Committee. The Agreement provides that it m be terminated by either party at any time for any reason up 45 days' prior written notice, by mutual written agreement, HRB for "cause," and by Mr. Yabuki for "good reason," in ea case as defined in the Agreement. If the Agreement is terminat by HRB without "cause," by Mr. Yabuki for "good reason," or either party within 180 days following a "change of control" (defined in the Agreement) of the Company, HRB is obligated pay to Mr. Yabuki for the two-year period following su termination compensation at an annual rate equal to the sum the annual rate of base salary in effect on the date of terminati and the aggregate short-term incentive compensation paid HRB to him for the last fiscal year completed prior to the year termination, and provide health, life and disability insuran benefits for a period of two years following such termination.

addition, all outstanding stock options which would have vested during such two-year period following termination become fully vested and are exercisable for the three-month period following termination, and any restrictions upon stock held by Mr. Yabuki lapse to the extent such restrictions would have lapsed during the two-year period following termination.

Steven Tait is subject to an Employment Agreement with HRB Business Services, Inc. (now RSM McGladrey Business Services, Inc.) ("RSM"), an indirect subsidiary of the Company, dated April 1, 2003, whereby effective April 1, 2003, he was employed as President of RSM. The Agreement provides for an initial base salary at an annual rate of $400,000; participation in the Company's Short-Term Incentive Plan with a target bonus for fiscal year 2004 of $220,000; 7,500 restricted shares of the Company's Common Stock awarded on the effective date; a stock option to purchase 50,000 shares of Common Stock granted on the effective date; and a stock option to purchase a 40,000 shares of Common Stock granted on the date in fiscal year 2004 on which options are granted to all or substantially all other senior executives of the Company and its subsidiaries. Base salary is to be reviewed for adjustment no less than annually. The Agreement provides that it may be terminated by either party at any time for any reason upon 45 days' prior written notice. RSM also has the right to terminate the Agreement without notice upon the occurrence of certain stated events. If Mr. Tait incurs a "qualifying termination," as defined in the H&R Block Severance Plan (the "Severance Plan"), or if the Agreement is terminated by Mr. Tait within 180 days following a "change of control" (as defined in the Agreement) of the Company, RSM is obligated to pay to Mr. Tait his choice of the level of severance compensation and benefits as would be provided under the Severance Plan as such plan exists either on the effective date of the Agreement or on Mr. Tait's last day of employment. As of the effective date, the Severance Plan provides maximum compensation of 18 months of salary and one twelfth of the target payout under the STI Program multiplied by Mr. Tait's years of service, as well as a discretionary payment, which may be zero. In addition, in such circumstances, RSM is obligated to provide medical, dental, vision, employee assistance, life insurance, cafeteria plan and accidental death and dismemberment insurance benefits for up to 12 months following such termination, and all outstanding stock options that would have vested in the 18-month period following termination become fully vested and are exercisable for the three-month period following termination or the severance period.

Brian L. Nygaard is subject to an Employment Agreement with H&R Block Financial Advisors, Inc., an indirect subsidiary of the Company, dated November 5, 2001 whereby effective November 5, 2001 he was employed as President and Chi Executive Officer of H&R Financial Advisors, Inc. The Agreeme provides for a base salary at an annual rate of $350,000 for tl first year, 14,500 restricted shares of Common Stock awarded (the effective date, a stock option to purchase 40,000 shares of tl Company's Common Stock granted as of the date in fiscal ye 2002 on which options are granted to substantially all seni executives of the Company and participation in the Compan Short-Term Incentive Plan, with a target award for calendar ye 2001 of not less than $300,000. Base salary, any additional sala and incentive compensation are to be reviewed annually by tl Compensation Committee during the term of the Agreement. Tl Agreement provides that it may be terminated by the partie mutual written agreement or by either party for "good reason," defined in the Agreement. "Good reason" is defined to include substantial reduction in Mr. Nygaard's duties and a materi breach of the Agreement by the Company. If the Agreement terminated by the Company without "cause" or within 180 da following a "Change of Control," or by Mr. Nygaard for "goc reason," as such terms are defined in the Agreement, tl Company is obligated to pay to Mr. Nygaard the level (compensation and severance benefits as would be provided und the Severance Plan as such plan exists either on the date of M Nygaard's employment agreement or on Mr. Nygaard's last day (active employment with the following adjustments: (a) tl "Severance Period" shall be 24 months, (b) Mr. Nygaard will l credited with 24 "Years of Service" for purposes of determinir severance compensation, (c) Mr. Nygaard will receive a payme in lieu of the severance payment under the Severance Plan equ to his most recent payment under the H&R Block Short-Ter Incentive Plan and the discretionary short-term incenti program (except in the case of a "Change of Control" that occu in calendar year 2002, which case, Mr. Nygaard will recei $192,500), (d) all outstanding stock options become fully veste and are exercisable for the three-month period followin termination and (e) any nonvested restricted shares of Commo Stock awarded pursuant to the Agreement become fully veste The Severance Plan could provide up to a maximum of 1 months' of salary based upon the base salary at the time (termination, a pro-rata share of Mr. Nygaard's target payo under the Short-Term Incentive Program based upon the period i such fiscal year in which Mr. Nygaard is employed by th Company and a possible discretionary amount. In addition, i such circumstances, the Company is obligated to provide healt life and disability insurance benefits for the one-year perio following such termination, all outstanding stock options whic would have vested in the 18-month period following terminatio become fully vested and are exercisable for the three-mont period following termination, and any shares of restricted stock held by Mr. Nygaard become fully vested upon the date of termination.

Mr. Cotroneo and HRB entered into a Termination Agreement dated September 3, 2003 (the "Termination Agreement"), whereby Mr. Cotroneo's employment and his Employment Agreement with HRB terminated on October 31, 2003 (the "Termination Date"). Under the Termination Agreement, HRB agreed to (1) pay Mr. Cotroneo $301,476 over a 6-month period beginning on the Termination Date in semi-monthly equal installments of $25,123, (2) allow Mr. Cotroneo to remain eligible to participate in those health and welfare plans maintained by HRB offering medical, dental, vision, employee assistance, flexible spending account, life insurance and accidental death and dismemberment insurance benefits during the 6-month period beginning on the Termination Date, and (3) allow Mr. Cotroneo to exercise stock options to purchase shares of the Company's common stock that were outstanding and exercisable as of the Termination Date, for the first 3 months after the Termination Date. In exchange, Mr. Cotroneo agreed to, among other things, release the Company and all its subsidiaries from any and all claims.

Stock option agreements entered into on or after June 30, 1996 between the Company and the recipients of stock options granted pursuant to the 1993 Long-Term Executive Compensation Plan and the 2003 Long-Term Executive Compensation Plan contain provisions that accelerate the vesting of options held more than six months in the event of certain changes in control. For purposes of such agreements, changes in control include (i) the purchase or other acquisition by a person, entity or group of persons of beneficial ownership of 20% or more of the Company's voting securities, (ii) the turnover of more than a majority of the directors on the Board of Directors as a result of a proxy contest or series of contests, (iii) either approval (for agreements entered into prior to June 30, 2001) by the Company's shareholders or completion (for agreements entered into on or after June 30, 2001) of (A) a reorganization or consolidation such that the shareholders immediately prior to the reorganization or consolidation do not, immediately after such reorganization ‹ consolidation, own more than 50% of the voting securities of tl reorganized or consolidated organization, or (B) the sale of all ‹ substantially all of the assets of the Company, or (iv) approval l the Company's shareholders of a liquidation or dissolution of tl Company.

Performance Graph

The graph below sets forth for the five-year period ended April 3 2004, the cumulative total shareholder return to the Company shareholders, as well as the cumulative total return of tl Standard & Poor's 500 Stock Index and the cumulative tot return of the Standard & Poor's Diversified Commercial Servic Index, the published industry index to which the Company currently assigned by Standard & Poor's. The performance gra assumes that $100 was invested at the market close on April 3 1999 and that dividends were reinvested. The data for the gra was furnished by Research Data Group, Inc.



250
200
150
100
50
0
DOLLARS
H&R BLOCK, INC.
S & P 500
S & P DIVERSIFIED
COMMERCIAL SERVICES
4/99
4/00
4/01
4/02
4/03
4/04

Cumulative Total Shareholder Return

	4/99	4/00	4/01	4/02	4/03	**4/0**
H&R BLOCK, INC.	100.00	88.93	120.65	178.87	175.02	**207.8**
S & P 500	100.00	110.13	95.84	83.74	72.60	**89.2**
S & P DIVERSIFIED COMMERCIAL SERVICES	100.00	82.08	101.71	109.86	101.18	**146.5**

Information Regarding Security Holders

Security Ownership of Directors and Management

The following table shows as of June 1, 2004 the number of shares of Common Stock beneficially owned by each director and nomine for election as director, by each of the Named Officers and by all directors and executive officers as a group. The number of share beneficially owned is determined under rules of the Securities and Exchange Commission. The information is not necessarily indicativ of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individu has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire withi 60 days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole votin and investment power with respect to shares set forth in the following table.

	Number of Shares			
Name	Beneficially Owned[1]	Share Units and Share Equivalents[2]	Total	Percent of Class
G. Kenneth Baum	**231,601**	**6,448**	**238,049**	*
Thomas M. Bloch	**264,113**[3]	**0**	**264,113**	*
Frank J. Cotroneo	**10,000**	**0**	**10,000**	*
Robert E. Dubrish	**358,138**[4]	**0**	**358,138**	*
Donna R. Ecton	**43,135**	**2,549**	**45,684**	*
Mark A. Ernst	**884,233**[5]	**0**	**884,233**	*
Henry F. Frigon	**32,001**[6]	**4,387**	**36,388**	*
Roger W. Hale	**55,584**	**2,548**	**58,132**	*
Bryan L. Nygaard	**61,170**[7]	**0**	**61,170**	*
Tom D. Seip	**5,001**	**1,367**	**6,368**	*
Louis W. Smith	**26,001**	**9,236**	**35,237**	*
Steven Tait	**20,834**[8]	**0**	**20,834**	*
Rayford Wilkins, Jr	**10,001**	**2,668**	**12,669**	*
Jeffery W. Yabuki	**303,918**[9]	**2,207**	**306,125**	*
All directors and executive officers as a group (23 persons)	**2,546,908**[10][11]	**32,781**	**2,579,689**	**1.5%**

* Less than 1%

(1) Includes shares that on June 1, 2004 the specified person had the right to purchase as of June 30, 2004 pursuant to options granted in connection with the Company's 1989 Stock Option Plan for Outside Directors or the Company's Long-Term Executive Compensation Plans, as follows: Mr. Baum, 42,001 shares; Mr. Bloch, 10,001 shares; Mr. Dubrish, 292,006 shares; Ms. Ecton, 38,001 shares; Mr. Ernst, 766,675 shares; Mr. Frigon, 28,001 shares; Mr. Hale, 42,001 shares; Mr. Nygaard, 41,670 shares; Mr. Seip, 4,001 shares; Mr. Smith, 22,001 shares; Mr. Tait, 13,334 shares; Mr. Wilkins, 10,001 shares; and Mr. Yabuki, 246,006 shares.

(2) These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives and/or the Company's Stock Plan for Non-Employee Directors. The value of the share units mirrors the value of the Company's Common Stock. The share units do not have voting rights.

(3) Mr. Bloch has shared voting and shared investment power with respect to 168,000 of these shares. Mr. Bloch disclaims beneficial ownership of 150,000 shares held by M&H Bloch Partners, LI except to the extent of his partnership interest therein.

(4) Includes 10,210 shares of restricted stock granted under th Company's Long-Term Executive Compensation Plan.

(5) Includes 12,428 shares of restricted stock granted under th Company's Long-Term Executive Compensation Plan an 2,912 shares held in the Employee Stock Purchase Plan (th "ESPP").

(6) Mr. Frigon has shared voting and shared investment power wit respect to 4,000 of these shares.

(7) Includes 9,834 shares of restricted stock granted under th Company's Long-Term Executive Compensation Plan.

(8) Includes 5,000 shares of restricted stock granted under th Company's Long-Term Executive Compensation Plan.

[9] Includes 6,827 shares of restricted stock granted under the Company's Long-Term Executive Compensation Plan, 977 shares held in the ESPP and 1,195 in the Company's 401(k) plan.

[10] Includes shares held by certain family members of such directors and officers or in trusts or custodianships for such members (directly or through nominees) in addition to 1,764,744 shares which such directors and officers have the right to purchase as of June 30, 2004 pursuant to options granted in connection with the Company's stock option plans.

[11] Includes 2,386,432 shares held with sole voting and investment powers and 172,000 shares held with shared voting and investment powers.

Principal Security Holders

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company. The information provided is based upon Schedule 13G filings with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Common Stock Outstanding
Warren E. Buffett, Berkshire Hathaway Inc., OBH Inc., and National Indemnity Company 1440 Kiewit Plaza Omaha, Nebraska 68131	**14,610,900**	**8.2%[1]**
Harris Associates L.P. Harris Associates Inc. Two North LaSalle Street, Suite 500 Chicago, Illinois 60602-3790	**14,302,700**	**8.02%[2]**
Davis Selected Advisers, L.P. 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	**9,089,540**	**5.1%[3]**

[1] Information as to the number of shares and the percent of Common Stock outstanding is as of December 31, 2003 and is furnished in reliance on the last-filed Schedule 13G of Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc. and National Indemnity Company filed on February 17, 2004. The Schedule 13G indicates that Mr. Buffett, Berkshire Hathaway Inc., OBH Inc. and National Indemnity Company share votin; and dispositive power over the shares.

[2] Information as to the number of shares and the percent o Common Stock outstanding is as of December 31, 2003 and i: furnished in reliance on the Schedule 13G of Harris Associate: L.P. and Harris Associates Inc., filed with the SEC o1 February 13, 2004. The Schedule 13G indicates that th number of shares beneficially owned include 14,302,700 shares with shared voting power, 3,113,600 share with sole dispositive power and 11,189,100 shares with share dispositive power.

[3] Information as to the number of shares and the percent c Common Stock outstanding is as of December 31, 2003 and i furnished in reliance on the Schedule 13G of Davis Selecte Advisers, L.P., filed with the SEC on February 12, 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires th Company's directors, executive officers and beneficial owners c more than 10% of any class of the Company's equity securities t file reports of ownership and changes in ownership of th Company's Common Stock. To the best of the Company' knowledge, all required reports were filed on time and a transactions by the Company's directors and executive office1 were reported on time except for (a) the failure to timely repo: on Form 4 for Mr. Yabuki the disposition of 306 shares as th result of the withholding of stock to pay taxes upon the vesting (Restricted Shares; (b) the failure to timely report on Form 4 fc Mr. Bloch the acquisition if 150,000 shares by M&H Bloc Partners, Inc. (Mr. Bloch is a general partner of M&H Bloc Partners, Inc. and disclaims beneficial ownership of such share except to the extent of his partnership interest therein); (c) tł failure to timely report on Form 4 for Melanie K. Coleman tł acquisition of 72.73 deferred compensation units in the H& Block Deferred Compensation Plan for Executives ("DCP Units' between July 15, 2003 and December 15, 2003; (c) the failure 1 timely report on Form 4 for Mr. Tait the acquisition of 123.7' DCP Units between July 15, 2003 and December 15, 2003. Ea(DCP Unit has the value of one share of Common Stock. Tl failures to timely report were inadvertent and, as soon as tl oversights were discovered, the transactions were prompt reported.

Shareholder Proposals and Nominations

In order for a shareholder proposal to be considered for inclusion in the Company's Proxy Statement for the 2005 Annual Meeting pursuant to Rule 14a-8 of the Securities and Exchange Commission, the Company must receive notice at our offices at 4400 Main Street, Kansas City, Missouri 64111, Attention: Corporate Secretary, on or before March 25, 2005. Applicable Securities and Exchange Commission rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year's proxy statement and form of proxy.

Pursuant to the Company's bylaws, for any business not included in the proxy statement for the 2005 Annual Meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received no later than June 8, 2005 (45 days prior to July 23, 2005). The notice must contain the information required by the Company's bylaı Similarly, a shareholder wishing to submit a director nominati directly at an annual meeting of shareholders must deli written notice of the nomination within the time period describ in this paragraph and comply with the information requireme in our bylaws relating to shareholder nominations.

A proxy may confer discretionary authority to vote on a matter at a meeting if we do not receive notice of the mat within the time frames described above. A copy of the Compan bylaws is available on our website at *www.hrblock.com* under t tab "Our Company" and then under the heading "Investor Governance Documents," or upon request to: H&R Block, In 4400 Main Street, Kansas City, Missouri 64111, Attentic Corporate Secretary. The Chairman of the meeting may exclu matters that are not properly presented in accordance with t foregoing requirements.

Other Matters

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come befo the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors
BRET G. WILSON
Secretary

APPENDIX A

H&R BLOCK, INC.
BOARD OF DIRECTORS INDEPENDENCE STANDARDS

Pursuant to New York Stock Exchange listing standards, no director qualifies as being an independent director unless the Board of Directors affirmatively determines that the director has no material relationship with H&R Block, Inc. or any of its subsidiaries (collectively, the "Company"), either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Company.

The Board of Directors has established the categorical standards to assist it determining the independence of directors. Pursuant to these standards, a director will not be considered independent if:

- At any time during the three years immediately preceding the date of determination, the director was an employee of the Company or any of the director's immediate family was an executive officer of the Company.
- At any time during the three years immediately preceding the date of determination, the director (or any of the director's immediate family) received more than $100,000 per year in direct compensation from the Company other than (i) director or committee fees (including fees for service on the board of directors of subsidiary or affiliated companies) and (ii) pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- At any time during the three years immediately preceding the date of determination, the director has been employed by (or affiliated with) a present or former internal or external auditor of the Company that had an auditing relationship with the Company during such three year period or any of the director's immediate family members have been so affiliated or employed in a professional capacity.
- At any time during the three years immediately preceding the date of determination, either the director, or any of the director's immediate family members, has been employed a: an executive officer of another company for which ai executive officer of the Company serves on th compensation (or equivalent) committee.
- At any time during the three years immediately preceding th date of determination, the Company made payments to, o received payments from, a company, firm or professiona entity of which or in which (i) the director is currently is a executive officer, partner or employee, or owns in excess o a 10% equity interest or (ii) the director's immediate famil members currently is an executive officer or partner or own in excess of a 10% equity interest; *provided* that suc payments are in an amount exceeding the greater c $1 million or 2% of such other company's consolidated gros revenues for such other company's most recent full fisc: year.
- The director (or any of the director's immediate famil) serves as an officer, director or trustee of a charitabl organization to which the Company gives directly c indirectly through its foundation, more than $200,000 or 5 of the organization's total annual charitable receipts durin its last full fiscal year (whichever is greater).

An individual will be considered to be affiliated with corporation or other entity if that individual controls, controlled by or is under common control with the corporation c other entity. An "immediate family member" includes a person spouse, parents, children, siblings, mothers in law, fathers in la and any one (other than domestic employees) who shares suc person's home.

The Board of Directors will determine the independence of ar director with a relationship to the Company that is not covere by the above standards.

APPENDIX B

H&R BLOCK, INC.
1989 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS
(AS AMENDED)

1. Purposes. The purposes of this 1989 Stock Option Plan for Outside Directors are to attract and retain experienced and qualified directors who are not employees of the Company or any Subsidiary of the Company, and to secure for the Company and its shareholders the benefits of stock ownership in the Company by those directors.

2. Definitions.

(a) "Board of Directors" shall mean the board of directors of the Company or any Subsidiary of the Company, as the case may be.

(b) "Common Stock" shall mean the common stock, without par value, of the Company.

(c) "Company" shall mean H&R Block, Inc., a Missouri corporation.

(d) "Director" shall mean a member of the Board of Directors of the Company or a member of the Board of Directors of any Subsidiary of the Company, as the case may be.

(e) "Outside Director" shall mean a member of the Board of Directors of the Company or any Subsidiary of the Company who is not an employee of the Company on the date of grant of the Stock Option. As used herein, "employee of the Company" means any full-time employee of the Company, its subsidiaries and their respective divisions, departments and subsidiaries and the respective divisions, departments and subsidiaries of such subsidiaries who is employed at least thirty-five (35) hours a week; *provided, however*, it is expressly understood that an employee of the Company does not include independent contractors or other persons not otherwise employed by the Company or any Subsidiary of the Company but who provide legal, accounting, investment banking or other professional services to the Company or any Subsidiary of the Company.

(f) "Plan" shall mean this 1989 Stock Option Plan for Outside Directors, as the same may be amended from time to time.

(g) "Recipient" shall mean an Outside Director of the Company or any Subsidiary of the Company who has been granted a Stock Option under the Plan or any person who succeeds to the rights of such Outside Director under this Plan by reason of the death of such Outside Director.

(h) "Stock Option" shall mean the right to purchase exercise of a Stock Option granted under this Plan, shares Common Stock. Such Stock Options are non-statutory options and are not intended to be "incentive stock optic defined in the Internal Revenue Code of 1986, as amende(

(i) "Subsidiary of the Company" shall mean a subsidiary Company, its divisions, departments, and subsidiaries a respective divisions, departments and subsidiaries of subsidiaries.

3. Administration of the Plan. The Plan may be admini by the Company's Board of Directors or an Option Com (the "Committee"), as the Board of Directors of the Co may in its sole discretion decide. All Outside Directors sl ineligible to vote upon any matter concerning the Stock O including adoption of this Plan. The Committee, if it is estab by the Company's Board of Directors to administer the Plar consist of directors of the Company who are not O Directors, to be appointed by and to serve at the pleasure Board of Directors of the Company. A majority of the Com members shall constitute a quorum and the acts of a majo the members present at any meeting at which a quor present, or acts approved in writing by all members (Committee, shall be valid acts of the Committee. All refe herein to the Committee shall be deemed to mean any suc to the Committee, however designated, or the Board of Dir of the Company if the Board has not approved a Committ

The Committee shall have full power and authority to cor interpret and administer the Plan and, subject to the p herein specifically reserved to the Company's Board of Dir and subject to the other provisions of this Plan, to determinations which shall be final, conclusive and binding all persons, including, without limitation, the Company shareholders of the Company, the Board of Directors Recipients and any persons having any interest in any Options which may be granted under this Plan. The Com shall impose such additional conditions upon Stock O granted under this Plan and the exercise thereof as may time to time be deemed necessary or advisable, in the opin counsel to the Company, to comply with applicable law lations. The Committee from time to time may adopt rules regulations for carrying out the Plan and written policies for ementation of the Plan. Such policies may include, but need e limited to, the type, size and terms of Stock Options to be ted to Outside Directors of the Subsidiaries of the Company the conditions for payment of Stock Options by Recipients. ie initial Committee shall consist of Henry W. Bloch, rman and Chief Executive Officer of the Company, Jerome B. sman, Vice Chairman of the Company, and Thomas M. Bloch, ident of the Company.

bsolute Discretion. The Committee may, in its sole and olute discretion, from time to time during the continuance of Plan, (i) determine which Outside Directors of any Subsidiary ie Company shall be granted Stock Options under the Plan, grant Stock Options to any Outside Directors of any sidiary of the Company so selected, (iii) determine the type, of grant, size and terms of Stock Options to be granted to side Directors of any Subsidiary of the Company (subject to ions 7, 9 and 10 hereof, as the same may be hereafter nded), (iv) determine the terms other than the date of grant, and stock option price of Stock Options granted pursuant to tion 6 hereof to Outside Directors of the Company, (v) place ditions or restrictions on the receipt of Stock Options by side Directors of any Subsidiary of the Company or on the ment or exercise of any Stock Options, and (vi) do all other igs necessary and proper to carry out the intentions of this i.

ligibility. Stock Options may be granted to any Outside ector; however, subject to Section 6 hereof, no Outside ector or other person shall have any claim or right to be ited a Stock Option under the Plan. No member of the nmittee (other than an *ex officio* member) shall be eligible for nts of Stock Options under the Plan.

Prescribed Stock Options for Outside Directors of the ipany. During the continuance of the Plan, a Stock Option urchase an aggregate of 4,000 shares of Common Stock shall granted on each date of grant specified in this Section 6 to h Outside Director of the Company serving as such on such e of grant. Stock Options specified in this Section 6 shall be nted on September 11, 1991, and on June 30 of each year reafter in which the Plan is in effect. The stock option price of h share of Common Stock subject to a Stock Option granted suant to this Section 6 shall be determined in accordance with tion 9 hereof. Outside Directors of the Company shall not be nted Stock Options pursuant to the Plan other than as cified in this Section 6, provided that no Stock Options nted pursuant to this Plan prior to September 11, 1991, shall invalidated or otherwise affected by the provisions of this Section 6. This Section 6 shall not apply to Outside Directors of Subsidiaries of the Company who are not also Outside Directors of the Company on the date of grant.

7. Stock Subject to the Plan. The total number of shares of Common Stock issuable under this Plan may not at any time exceed 800,000 shares, subject to adjustment as provided in Sections 14 and 15 hereof. Shares of Common Stock not actually issued pursuant to Stock Options shall be available for future Stock Options. Shares of Common Stock to be delivered or purchased under the Plan may be either authorized but unissued Common Stock or treasury shares.

8. Vesting Requirements. The Committee may determine that all or a portion of a Stock Option shall be vested at such times and upon such terms as may be selected by it. All Stock Options shall expire as to all of their unexercised shares ten years after the date of their grant.

9. Stock Option Price. The purchase price per share of Common Stock under each Stock Option granted hereunder shall be equal to the last reported sale price, regular way, for the Common Stock on the New York Stock Exchange on the date of grant (or, if said date of grant falls on a non-business day, then on the next preceding business date on which the stock is quoted) of such Stock Option.

10. Payment of Stock Option Price. Payment for exercise of any Stock Option granted hereunder shall be made (a) in cash, or (b) by delivery of Common Stock having a market value equal to the aggregate option price, or (c) by a combination of payment of cash and delivery of Common Stock in amounts such that the amount of cash plus the market value of the Common Stock equals the aggregate option price.

11. Continuation as Director. The Committee shall require that a Recipient be an Outside Director at the time a Stock Option is granted and may require that a Recipient be an Outside Director at the time a Stock Option is exercised. The Committee may provide for the termination of an outstanding Stock Option if a Recipient ceases to be an Outside Director and may establish such other provisions with respect to the termination or disposition of a Stock Option on the death or retirement of a Recipient as it, in its sole discretion, deems advisable. The Committee shall have the sole power to determine the date of any circumstances which shall constitute cessation as a Director and to determine whether such cessation is the result of retirement, death or any other reason.

12. Registration of Stock. No Stock Option may be exercised at any time when its exercise or the delivery of shares of Common Stock or other securities thereunder would, in the opinion of counsel for the Company, be in violation of any state or federal law, rule or ordinance, including any state or federal

securities laws or any regulation or ruling of the Securities and Exchange Commission. If at any time counsel for the Company shall determine that qualification or registration under any state or federal law of the shares of Common Stock or other securities thereby covered, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of or in connection with the exercise of such Stock Option or the purchase of shares thereunder, the Stock Option may not be paid or exercised in whole or in part unless and until such qualification, registration, consent or approval shall have been effected or obtained free of any conditions such counsel deems unacceptable.

13. Non-assignability. No Stock Option granted pursuant to the Plan shall be transferable or assignable by the Recipient other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Security Act, or the rules thereunder. During the lifetime of the Recipient a Stock Option granted pursuant to the Plan shall be exercisable only by the Recipient.

14. Dilution or Other Adjustments. In the event of any change in the capital structure of the Company, including but not limited to a change resulting from a stock dividend or split-up, or combination or reclassification of shares, the Board of Directors of the Company shall make such equitable adjustments with respect to the Stock Options or any provisions of this Plan as it deems necessary or appropriate, including, if necessary, any adjustment in the maximum number of shares of Common Stock subject to an outstanding Stock Option.

15. Merger, Consolidation, Reorganization, Liquidation, Etc. If the Company shall become a party to any corporate merger, consolidation, major acquisition of property for stock, reorganization or liquidation, the Board of Directors of the Company shall make such arrangements it deems advisable with respect to outstanding Stock Options, which shall be binding upon the Recipients of outstanding Stock Options, including, but not limited to, the substitution of new Stock Options for any Stock Options then outstanding, the assumption of such Stock Options and the termination of or payment for such Stock Options.

16. Costs and Expenses. The cost and expenses of administering the Plan shall be borne by the Company and not charged to any Stock Option nor to any Recipient.

17. Stock Option Agreements. The Committee shall have the power to specify the form of Stock Option Agreements to be granted from time to time pursuant to and in accordance with the provisions of the Plan and such agreements shall be final, conclusive and binding upon the Company, the shareholders of the Company and the Recipients. No Recipient shall l acquire any rights under the Plan except such as are evide a duly executed agreement in the form thus specified.

18. No Shareholder Privileges. Neither the Recipient person claiming under or through him or her shall be or h of the rights or privileges of a shareholder of the Com respect to any of the Common Stock issuable upon the e of any Stock Option, unless and until certificates evidenci shares of Common Stock shall have been duly issu delivered.

19. Guidelines. The Board of Directors of the Compar have the power to provide guidelines for administration Plan by the Committee and to make any changes i guidelines as from time to time the Board deems necessa

20. Amendment and Discontinuance. The Board of Di of the Company shall have the right at any time duri continuance of the Plan to amend, modify, supplement, s or terminate the Plan, provided that (a) no amen supplement, modification, suspension or termination of tl shall in any manner affect any Stock Option of an theretofore granted under the Plan without the consent Recipient of the Stock Option, unless such amen supplement, modification, suspension or termination is by of any change in capital structure referred to in Section 14 or unless the same is by reason of the matters referrec Section 15 hereof; (b) Sections 6 and 9 herein shall amended or modified more than once in any six-month other than to comport with changes in the Internal Revenu of 1986, as amended, or the rules thereunder and (c) if the duly approved by the shareholders of the Compan amendment, modification or supplement to the Plan thereafter, in the absence of the approval of the holder majority of the shares of Common Stock of the Company p in person or by proxy at a duly constituted meeti shareholders of the Company, (i) increase the aggregate n of shares which may be issued under the Plan, unless increase is by reason of any change in capital structure re to in Section 14 hereof, (ii) change the termination date Plan provided in Section 21 hereof, or (iii) delete or ame provisions of Section 9 hereof relating to the establishment stock option price.

21. Termination. Stock Options may be granted in accor with the terms of the Plan until December 5, 2009, on whic this Plan will terminate except as to Stock Options outstanding hereunder, which Stock Options shall rem effect until they have expired according to their terms.

22. Approval. This Plan shall take effect upon due appro the Board of Directors of the Company.

APPENDIX C

H&R BLOCK, INC.
1999 STOCK OPTION PLAN FOR SEASONAL EMPLOYEES
(AS AMENDED)

Article 1. Establishment of the Plan. H&R BLOCK, INC., a Missouri corporation (the "Company"), hereby formulates and adopts the 1999 Stock Option Plan for Seasonal Employees (the "Plan") whereby there may be granted to seasonal employees of H&R Block Services, Inc. (an indirect subsidiary of the Company) and the direct and indirect, majority-owned subsidiaries of H&R Block Services, Inc. (such corporation, such direct and indirect subsidiaries, and their successor entities, if any, to be referred to herein as "Tax Services"), options to purchase shares of the Company's Common Stock, without par value (such shares being hereinafter sometimes referred to for convenience as "Common Stock" or "stock" or "shares").

Article 2. Purpose of the Plan. The purpose of the Plan is to advance and promote the interests of the Company, Tax Services and the Company's stockholders by providing a method whereby seasonal employees of Tax Services may acquire Common Stock under options to purchase the same subject to the conditions hereinafter or therein provided. The Plan is further intended to provide seasonal employees who may be granted such options with additional incentive to continue in the employ of Tax Services on a seasonal basis and to increase their efforts to promote the best interests of the Company, Tax Services and the Company's stockholders.

Article 3. Administration of the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee") consisting of three or more directors of the Company, to be appointed by and to serve at and during the pleasure of the Board of Directors of the Company. All references herein to the Committee shall be deemed to mean the Board of Directors of the Company if the Board has not appointed a Committee. A majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by a majority of the Committee, shall be valid acts of the Committee. The Committee shall have full power and authority to construe, interpret and administer the Plan and, subject to the powers herein specifically reserved to the Board of Directors and to the other provisions of this Plan, to make determinations which shall be final, conclusive and binding upon all persons, including without limitation th Company, Tax Services, the stockholders, the Board of Director and any persons having any interest in any options which may b granted under the Plan. The Committee may impose suc additional conditions upon the grant and exercise of option under this Plan as may from time to time be deemed necessary o desirable, in the opinion of counsel of the Company, to compl with applicable laws and regulations. The Committee from tim to time may adopt rules and regulations for carrying out the Pla

Article 4. Eligibility. Options shall be granted on June 30 c each year the Plan is in effect (the "date of grant") only t "Eligible Seasonal Employees" of Tax Services for such year. Th term "Eligible Seasonal Employees" for any calendar year durin which the Plan is in effect shall include all those employees c Tax Services who (a) are hired to perform for limited periods c time during such year jobs specifically designated by Tax Service to be seasonal jobs and (b) have adhered to the working hour agreed upon during such year.

Article 5. Stock Subject to the Plan. The shares of Commo Stock to be issued upon exercise of the options granted under th Plan shall be made available, at the discretion of the Board c Directors of the Company, either from authorized but unissue stock of the Company or from shares that have been purchase by the Company from any source whatever, but the aggregat number of shares for which options may be granted under th Plan shall not exceed 23,000,000 shares of Common Stock of th Company. If an option granted under the Plan shall b surrendered or shall for any reason whatsoever expire c terminate in whole or in part without the exercise thereof, the the shares of stock which were subject to any such option shall, the Plan shall then be in effect, be available for options thereaft granted under the Plan.

Article 6. Method of Participation. Each Eligible Season Employee who either (i) is an employee of Tax Services c April 15 (or the next business day if it falls on a Saturday, Sund or holiday) of each calendar year the Plan is in effect, or (ii) h been an employee of Tax Services for at least an aggregate c 100 working days during the 12-month period ending with tl date of grant, shall be granted an option to purchase one share c

Common Stock for each $100 of the total compensation earned by him or her during and throughout the 12-month period ending with the date of grant (such total compensation during such period to be referred to herein as "Total Compensation"), provided, however, that (a) each Eligible Seasonal Employee who is not entitled to an option grant under the provisions of this Article 6 on June 30, 1999 (regardless of whether or not such Eligible Seasonal Employee was employed on or before such date), but who, with respect to any subsequent date of grant during the term of the Plan, otherwise meets the requirements of this Article 6, shall be granted as of such subsequent date of grant an option to purchase one share of Common Stock for each $200 of Total Compensation in lieu of an option to purchase one share of Common Stock for each $100 of Total Compensation, (b) no employee shall be granted an option to purchase in excess of 100 of said shares in any calendar year under the Plan, (c) no employee shall be granted an option if such employee's Total Compensation for the applicable year is less than $4,000 ($500 for an option granted on June 30, 1999), and (d) any fractional shares which would otherwise be subject to an option under the Plan shall be adjusted to the nearest whole number of shares. As promptly as possible after June 30 of each year the Plan is in effect (but effective as of such date), each Eligible Seasonal Employee shall be notified in writing of the number of shares optioned to him or her under the Plan, the option price and the terms and conditions of said option, as described in Article 9.

Article 7. Adjustment upon Changes in Capitalization. In the event a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in the corporate structure or capitalization affecting the Company's capital stock shall occur, an appropriate adjustment shall be made in (a) the number of shares of stock available for options under the Plan and subject to outstanding options, (b) the purchase price per share for each outstanding option, and (c) the provisions of Article 6, provided that, no adjustment shall be made in the provisions of Article 6 in the event of a stock dividend or stock split. Any adjustment to the Plan shall be made by the Board of Directors and, when so made, shall be effective and binding for all purposes of the Plan and of all options then outstanding.

Article 8. Option Price. Each year this Plan is in effect, the purchase price per share under each option granted during such year shall be equal to the last reported sale price, regular way, for the Common Stock on the New York Stock Exchange (or, if the stock is not then traded on such exchange, the last reported sale price, regular way, on such other national exchange or NASDAQ or other system on which such stock is traded and reported), in each case on the date of grant (or if said date falls on a non-business day then on the next preceding business date on wh the stock is quoted) of such year.

Article 9. Terms and Conditions of Options. The terms ε conditions of each option granted hereunder shall be set forth a written notice to the employee to whom such option is grant Said terms and conditions shall be consistent with the provisic of the Plan and shall include but not be limited to the followi

A. Continuation of Employment. The grant of an opti under this Plan shall not confer on the optionee any right continue in the employ of Tax Services or to be employed by t Company or any of its subsidiaries, nor shall it limit the right Tax Services to terminate the employment of any optionee at a time.

B. Periods of Exercising Option. An option may exercised only between the dates of September 1 throu November 30 of either of the two calendar years immediat following the calendar year in which said option was granted, a said option shall expire as to all shares subject thereto which ε not so exercised.

C. Conditions of Exercising Option. If an optionee shall r be an Eligible Seasonal Employee, as defined in Article 4, fo year in which he or she would be otherwise entitled to exerci an option under this Plan ("Exercise Year"), or shall not ha earned actual Total Compensation during the 12-month peri ending on June 30 of such Exercise Year which is at least equal 50% of the actual Total Compensation earned by him or h during the 12-month period ending on June 30 of the year which the option was granted ("Grant Year"), he or she shall n be entitled to exercise his or her option for such Grant Ye provided, however, if the optionee shall become a full-tir employee of the Company or any of its subsidiaries (includir but not limited to, Tax Services) prior to August 1 of su Exercise Year he or she shall be entitled to exercise said opti for such Grant Year, provided he or she is a full-time employee the Company or one of its subsidiaries at the time the option exercised. The option must be exercised by the optionee writing (unless otherwise authorized by the Company) within t periods above specified with respect to all or part of the shar optioned and accompanied by full payment of the option pri thereof. Only one exercise shall be permitted with respect to single option. If an optionee exercises an option for less than of the shares subject to such option, the optionee shall lose rights to exercise the option for the balance of the shares subje to the option. No optionee will be deemed to be a holder of a shares subject to an option unless and until certificates for su shares are issued to him or her under the terms of the Plan. used herein, "full-time employee" means an individual in t employ of the Company or one of its subsidiaries in a job designated by the applicable employer to be a full-time job.

D. *Non-transferability of Option; Termination upon Death.* The option shall be exercisable only by the optionee and shall not be transferable by him or her. The option shall terminate upon the death of the optionee.

E. **Qualification of Stock.** Each option shall be subject to the requirement that if at any time the Board of Directors of the Company shall determine, in its discretion, that qualification or registration of the shares of stock thereby covered under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of or in connection with the granting of such option or the purchase of shares thereunder, the option may not be exercised in whole or in part unless and until such qualification or registration, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors of the Company, at its discretion.

Article 10. Amendment and Discontinuance. The Board of Directors of the Company shall have the right at any time during the continuance of the Plan to amend, modify, supplement, suspend or terminate the Plan, provided that no employee's right existing at the effective time of such amendment, modification supplement, suspension or termination are adversely affecte thereby, and provided further that, in the absence of the approva of the holders of a majority of the shares of Common Stock of th Company present in person or by proxy at a duly constitute meeting of the shareholders of the Company, no suc amendment, modification or supplement shall (i) increase th aggregate number of shares of Common Stock that may be issue under the Plan, unless such increase is by reason of any change i the capital structure referred to in Article 7 hereof, (ii) materiall modify the requirements as to eligibility for participation in th Plan, or (iii) materially increase the benefits accruing t participants under the Plan.

Article 11. Effective Date; Expiration of Plan. The Plan shal be effective on June 30, 1999 (with the grant of options on tha date) and, unless extended, shall terminate on December 31 2006, but no termination of the Plan, whether under th provisions of this Article 11 or otherwise, shall affect th continuance of any option granted hereunder prior to said date

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: April 30, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-6089



H&R Block, Inc.

(Exact name of registrant as specified in its charter)

MISSOURI	**44-0607856**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

4400 Main Street, Kansas City, Missouri 64111
(Address of principal executive offices, including zip code)

(816) 753-6900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, without par value	New York Stock Exchange
	Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, without par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchang Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has bee subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not t contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of th Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☑ No ☐

The aggregate market value of the registrant's Common Stock (all voting stock) held by non-affiliates of the registrant, computed t reference to the price at which the stock was sold on October 31, 2003, was $8,416,026,893.

Number of shares of registrant's Common Stock, without par value, outstanding on June 1, 2004: 168,292,888.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Shareholders, to be held September 8, 2004, is incorporated t reference in Part III to the extent described therein.

H&R BLOCK, INC.
2004 FORM 10-K AND ANNUAL REPORT

TABLE OF CONTENTS

INTRODUCTION AND FORWARD LOOKING STATEMENTS

This year we have chosen to combine our Annual Report on Form 10-K, which we are required to file annually with the Securities and Exchange Commission ("SEC"), and our Annual Report to Shareholders. Certain portions of our Annual Report to Shareholders, including our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, have historically been filed as exhibits to the Form 10-K. We hope that by including all of this information in one document, you will find this year's Annual Report more useful and informative.

Specified portions of our proxy statement, which will be filed in July 2004, are listed as "incorporated by reference" in response to certain items. Our proxy statement will be printed within our Annual Report and mailed to shareholders in July 2004 and will also be available on our website at *www.hrblock.com.*

In this report, and from time to time throughout the year, we share ou expectations for the Company's future performance. These forward-lookin statements are based upon current information, expectations, estimates an projections regarding the Company, the industries and markets in which w operate, and our assumptions and beliefs at that time. These statements spea only as of the date on which they are made, are not guarantees of futur performance, and involve certain risks, uncertainties and assumptions, which ar difficult to predict. Therefore, actual outcomes and results could materially diffe from what is expressed, implied or forecast in these forward-looking statements Words such as "believe," "will," "plan," "expect," "intend," "estimate," "approximate," and similar expressions may identify such forward-lookin statements.

PART I

ITEM 1. BUSINESS

General Development of Business

H&R Block is a diversified company delivering tax products and services and financial advice, investment and mortgage products and services, and business and consulting services. For nearly 50 years, we have been developing relationships with millions of tax clients and our strategy is to expand on these relationships. Our tax services segments provide income tax return preparation services, electronic filing services and other services and products related to income tax return preparation to the general public in the United States, and also in Canada, Australia and the United Kingdom. We also offer investment services and securities products through H&R Block Financial Advisors, Inc. ("HRBFA"). Our mortgage services segment offers a full range of home mortgage products and services through Option One Mortgage Corporation ("OOMC") and H&R Block Mortgage Corporation ("HRBMC"). RSM McGladrey Business Services, Inc. ("RSM") is a national accounting, tax and consulting firm primarily serving mid-sized businesses.

H&R BLOCK'S MISSION
"To help our clients achieve their financial objectives by serving as their tax and financial partner."

H&R BLOCK'S VISION
"To be the world's leading provider of financial services through tax and accounting based advisory relationships."

Key to achieving our mission and vision is the enhancement of clien experiences through consistent delivery of valuable services and advic Operating through multiple lines of business allows us to better meet the changin financial needs of our customers. Developments during fiscal year 2004 within ou operating segments are described below in "Description of Business."

H&R Block, Inc. was organized as a corporation in 1955 under the laws of th State of Missouri, and is a holding company with operating subsidiaries providin tax and financial products and services to the general public. "H&R Block," "th Company," "we," "our" and "us" are used interchangeably to refer to H&R Bloc Inc. or to H&R Block, Inc. and its subsidiaries, as appropriate to the context.

Recent Developments. We continue to believe share repurchase is one of th best ways we return value to our shareholders. On June 9, 2004, the Board Directors approved the repurchase of an additional 15 million shares. On June 1 2003, the Board of Directors approved the repurchase of 20 million shares and w repurchased 10.6 million shares during fiscal year 2004.

During fiscal year 2004, we began operating former major franchise territori as company-owned tax operations, as discussed further below in "Description Business" and in Item 7.

Financial Information About Industry Segments

See discussion below and in Item 8, note 21 to our consolidated financial statements.

Description of Business

U.S. Tax Operations

General. Our U.S. Tax Operations segment is primarily engaged in providing tax return preparation, filing and related services and products in the United States. Revenues include fees earned for tax-related services performed at company-owned retail tax offices, royalties from franchise retail tax offices, sales of Peace of Mind ("POM") guarantees, sales of tax preparation and other software, fees from online tax preparation, and fees related to refund anticipation loans ("RALs"). Segment revenues constituted 50% of our consolidated revenues f fiscal years 2004 and 2003, and 56% for fiscal year 2002.

Retail income tax return preparation and related services is our origi business. These services are provided by tax professionals via a system of ret offices operated directly by us or by franchisees. In addition to our retail offic we offer a number of digital tax preparation alternatives.

TaxCut® from H&R Block enables do-it-yourself users to prepare their federal and state tax returns easily and accurately. Our software products may be purchased through third-party retail stores, direct mail or online.

Clients also have many online options: multiple versions of do-it-yourself tax preparation, professional tax review, tax advice and tax preparation through a tax professional, whereby the client completes a tax organizer and sends it to a tax professional for preparation and/or signature.

By offering professional and do-it-yourself tax preparation options through multiple channels, we can serve our clients in the manner in which they choose to be served.

We also offer clients a number of options for receiving their income tax refund, including a check directly from the Internal Revenue Service ("IRS"), an electronic deposit directly to their bank account, a refund anticipation check or a RAL.

Block Advantage. When clients have tax returns prepared by our tax professionals or online, they also receive a Block Advantage report and consultation, which provides free, personalized tax and financial-related information and guidance for use throughout the year. This report also includes a summary of their tax return. The service helps identify opportunities for clients to potentially minimize tax liability, maximize tax refunds, take advantage of new savings created by tax law changes, and, in some cases, take advantage of government and other programs that may help the client's financial situation.

Peace of Mind Guarantee. The POM guarantee is offered to tax clients, whereby we will assume the cost, subject to certain limits, of additional taxes owed by a client resulting from errors attributable to one of our tax professionals. The POM program has a per client cumulative limit of $5,000 in additional taxes assessed with respect to the federal, state and local tax returns we prepare for the taxable year covered by the program. There is an additional charge for the POM guarantee, except at H&R Block Premium offices.

RALs. RALs are offered to our tax clients by a designated bank through a contractual relationship with Household Tax Masters, Inc. ("Household"). An eligible electronic filing client may apply for a RAL at one of our offices. After meeting certain eligibility criteria, clients are offered the opportunity to apply for a loan from Imperial Capital Bank ("Imperial") in amounts up to $7,000 based upon their anticipated federal income tax refund. We simultaneously transmit the income tax return information to the IRS and the lending bank. Within a few days or less after the filing date, the client receives a check in the amount of the loan, less the bank's transaction fee, our tax return preparation fee, a system administration fee, if applicable, and/or other fees for client-selected services. Additionally, qualifying electronic filing clients are eligible to receive their RAL proceeds, less applicable fees, in approximately one hour after electronic filing under a product known as Instant Money. For a RAL to be repaid, the IRS directly deposits the participating client's federal income tax refund into a designated account at the lending bank. See related discussion of RAL participations below.

Software and online clients may obtain an Electronic Refund Advance ("ERA"). ERAs are also loan products, through Imperial, that allow a client to have a RAL deposited directly into his or her bank account, usually within two days after the IRS accepts the taxpayer's electronically filed return.

RACs. Refund Anticipation Checks ("RACs") are offered to clients who may not wish to obtain a RAL or do not qualify for the RAL program, but who would like to either (i) receive their refund faster and do not have a bank account for the IRS to direct deposit their refund or (ii) have their tax preparation fees paid directly out of their refund. With a RAC, the IRS directly deposits the client's refund into an account set up by the lending bank within approximately three weeks after the tax return is electronically filed. A check is then issued to the taxpayer in the amount of the refund, less the bank's transaction fee and our return preparation fee, a system administration fee as applicable, and/or o fees for client-selected services. A RAC is not a loan, but allows our client receive their refund faster and allows their tax preparation fees to be paid dire out of their refund.

Additionally, digital tax clients can use a RAC so their federal, state electronic filing fees can be paid directly out of their refund.

Other Services and Products. We also offer the following services products:

- If one of our tax professionals makes an error in preparing a client's return or if our online service or TaxCut software causes an error that res in the assessment of any interest or penalties on additional taxes due, guarantee payment of the interest and penalties, but not the additional ta under our **standard guarantee**.
- Beginning in fiscal year 2004, if due to our error on a return the clien entitled to a larger refund or smaller tax liability than what we calculated, will refund the tax preparation fee for that return, when claimed within calendar year, under our **maximum refund guarantee**.
- Our **Double Check Challenge** encourages taxpayers to bring previou filed returns, which were not prepared by us, to one of our offices for revi at no charge. One of our tax professionals reviews the returns to determin the taxpayer should file an amended return for a tax refund which otherw would have been lost due to overlooked credits or deductions or ot reasons.
- **Electronic filing** reduces the amount of time required for a taxpayer receive a federal tax refund and provides additional assurance to the cli the return is mathematically accurate.
- Individual retirement accounts (**"Express IRAs"**), invested in FDIC-insu money market accounts, are offered to tax clients as a tax savings strat and as a retirement savings tool. HRBFA acts as custodian on the accour with the funds being invested at insured depository institutions pay competitive money market interest rates.
- **"EasyPay"** revolving loans are offered by Imperial through a contract relationship with Household to clients whose tax returns reflect a balar due to the IRS. The loan has "same as cash" terms for approximately 90 da
- We offer **income tax return preparation courses** to the public, whi teach taxpayers how to prepare income tax returns and provide us wit source of trained tax professionals.

Online Tax Preparation. We offer a comprehensive range of tax products a services, from tax advice to complete professional and do-it-yourself tax ret preparation and electronic filing, through our website at *www.hrblock.com* a *www.taxcut.com*. Our branded websites and partner sites provide clients t ability to purchase digital tax services and products. These products and servic allow them to prepare their Federal and state income tax returns using the Onli Tax Program ("OTP"), access tax tips, advice and tax-related news and u calculators for tax planning.

In addition to the standard OTP, we offer several other online tax products a services, including Online drop-off, OTP Premium, OTP Signature and OTP You Adult, as well as Ask a Tax Advisor. We also offer our online and softwa customers ERAs as discussed above under "RALs."

Beginning with the fiscal year 2003 tax season, we participated in the new formed Free File Alliance. This alliance was created by the tax return preparati industry and the IRS, and allows qualified lower-income filers to prepare and f their federal return online at no charge.

Software Products. We develop and market TaxCut income tax preparation software, H&R Block DeductionPro™, Kiplinger's Home and Business Attorney and Kiplinger's WILLPower℠ software products.

TaxCut Standard Edition offers a simple step-by-step tax preparation interview, data imports from money management software and tax preparation software, calculations, completion of the appropriate tax forms, checking for errors and, for an additional charge, electronic filing.

TaxCut EZ Edition offers a simple step-by-step tax interview, data imports from money management software and tax preparation software for taxpayers qualified to file 1040EZ forms and, for an additional charge, electronic filing.

The TaxCut Deluxe Edition offers all the features in the Standard edition plus video tax advice from the experts at H&R Block and Kiplinger Personal Finance magazine, access to IRS publications, a tax and financial planning library, one free TaxCut state program after mail-in rebate and free electronic filing after mail-in rebate.

The TaxCut Premium Edition offers all the features in the Deluxe Edition, plus access to free live professional tax advice from an H&R Block tax professional after mail-in-rebate (through H&R Block's Ask a Tax Advisor service) and a number of additional features to help users address more complex tax situations.

The TaxCut Premium for Home & Business Edition offers users all the features included in the Premium Edition, plus an additional program to help business owners complete their Federal business returns.

H&R Block DeductionPro helps taxpayers track and accurately value their charitable deductions by providing fair-market valuations for hundreds of commonly donated household goods.

Clients Served. We, together with our franchisees, served approximately 19.2 million clients in the United States during fiscal year 2004, compared to 19.4 million in fiscal year 2003 and 19.5 million in fiscal year 2002. "Clients served" includes taxpayers for whom we prepared income tax returns in offices, federal software units sold, online completed and paid federal returns and paid online state returns when no federal return was purchased, as well as taxpayers for whom we provided only paid electronic filing services. Returns for our clients constituted 15.6% of an IRS estimate of total individual income tax returns filed as of April 30, 2004, compared to 15.9% in fiscal year 2003 and 15.6% in fiscal year 2002.

Owned and Franchised Offices. All offices are open during the tax season. During the rest of the year, only a limited number of offices are open, but H&R Block personnel are available by telephone to provide service to clients throughout the entire year. A summary of our company-owned and franchise offices is as follows:

April 30,	**2004**	2003	2002
Company-owned offices	**4,746**	4,672	4,417
Former major franchise territories[1]	**459**	—	—
Company-owned shared locations[2]	**947**	607	600
Total company-owned offices	**6,152**	5,279	5,017
Franchise offices	**3,374**	3,398	3,373
Former major franchise territories[1]	**—**	529	524
Franchise shared locations[2]	**325**	95	101
Total franchise offices	**3,699**	4,022	3,998
Total offices	**9,851**	9,301	9,015

[1] *Impact of company-owned offices in former major franchise territories that commenced operations during fiscal year 2004.*

[2] *Shared locations include offices located within Wal-Mart, Sears or other third-party businesses.*

In addition to our regular offices, we offer tax return preparation services an products at H&R Block Premium offices in the United States. Appealing t taxpayers with more complex returns, H&R Block Premium stresses th convenience of appointments, year-round tax service from the same ta professional and private office interviews. The number of H&R Block Premiur offices in fiscal year 2004 was 405, compared to 427 and 446 in fiscal years 200 and 2002, respectively. In fiscal year 2004, the number of H&R Block Premiur clients was 455,000 compared to 504,000 and 559,000 for fiscal years 2003 an 2002, respectively.

Offices in shared locations include 742 offices in Sears stores operated as "H& Block at Sears" and 553 offices operated in Wal-Mart stores. We are a party t license agreements with both Sears and Wal-Mart relating to the operation in thes locations throughout the United States. The Sears license agreement expires o December 31, 2004 and the Wal-Mart agreement expires on May 30, 2005, bot subject to termination rights.

We have primarily granted two types of franchises — franchises, formerly calle "satellite" franchises, and major franchises. Our franchise arrangements provid us with certain rights designed to protect our brand; however, these arrangement do not provide us with the right to make significant decisions regarding franchis activities or control over the day-to-day operations of the franchise.

Major franchisees cover larger cities and counties and provide for payment (franchise royalties based upon a percentage of gross revenues of their offices. / the end of fiscal year 2004, we only have one remaining major franchisee. Und(the agreements, we granted to each franchisee the right to use the name "H& Block" and provided a policy and procedure manual and other superviso services. We offer to sell furniture, signs, advertising materials, office equipme and supplies to major franchisees. Each major franchisee selects and trains th employees for its office or offices. Since March 1993, HRB Royalty, Inc. has bee the franchisor under the major franchise agreements.

We have also granted other franchises in smaller localities. These franchise receive signs, designated equipment, specialized forms, local advertising, initi training, and supervisory services, and consequently, pay us a higher percenta of gross tax return preparation and related service revenues as a franchise royal than do major franchisees. Many of our franchises are located in cities wi populations of 15,000 or less. Some major franchisees also grant franchises to su franchisees in their respective areas. Of the total 3,699 franchise offices in fisc year 2004, 304 were operated by major franchisees, 230 were operated b franchisees of major franchisees and 3,165 were operated by other franchisees

It has always been our policy to grant tax return preparation franchises qualified persons without an initial franchise fee, although we do require a depo to secure compliance with franchise contracts.

From time to time, we have acquired the territories of existing franchisees a other tax return preparation businesses, and will continue to do so if futu conditions warrant and satisfactory terms can be negotiated.

During fiscal year 2000, we placed most of our major franchises on notice th we would not be renewing their respective franchise agreements as of the ne renewal date. The related major franchise agreements accordingly expired fiscal year 2004, and we began operating the tax preparation businesses company-owned operations in the former major franchise territories. The maj franchise agreements required us to pay the franchisee a "fair and equitable pric for the franchise business. During fiscal year 2004, we made payments $243.2 million related to the acquisition of assets and stock in the franchi territories of ten of our former major franchisees. Two former major franchis entered into new franchise agreements. One franchisee is continuing litigati challenging the post-expiration restrictive covenants and also disputing the payment due under the franchise agreement terms.

RAL Participations and 2003 Tax Season Waiver. Since July 1996, we have been a party to agreements with Household and others to participate in RALs provided by a lending bank to H&R Block tax clients. The 1996 agreement was amended and restated in January 2003 and again in June 2003. In the June 2003 agreement, we obtained the right to purchase a 49.9% participation interest in RALs obtained through company-owned offices and a 25% interest in RALs obtained through major franchise offices. The current agreement continues through June 2006. Our purchases of the participation interests are financed through short-term borrowings, and we bear all of the credit risk associated with our interests in the RALs. Revenue from our participation is calculated as the rate of participation multiplied by the fee paid by the borrower to the lending bank. During fiscal year 2002, we participated in RALs in substantially the same manner as the current year. Our RAL participation revenue was $168.4 in fiscal year 2004 and $160.0 million in fiscal year 2002.

In January 2003, we entered into an agreement with Household, whereby we waived our right to purchase any participation interests in and to receive fees related to RALs during the period January 1 through April 30, 2003. In consideration for waiving these rights, we received a series of payments from Household, subject to certain adjustments based on delinquency rates for the 2003 tax season. We recorded revenues totaling $138.2 million during fiscal year 2003. The initial payments were recognized as revenue over the waiver period. We recorded an additional $6.5 million in revenues in fiscal year 2004. The waiver agreement only covered the 2003 tax season.

Seasonality of Business. Because most of our clients file their tax returns during the period from January through April of each year, substantially all of our revenues from income tax return preparation and related services and products are received during this period. As a result, our tax segment generally operates at a loss through the first two quarters of the fiscal year. Historically, these losses primarily reflect wages of year-round personnel, training of tax professionals, rental and furnishing of retail tax offices, and other costs and expenses relating to preparation for the upcoming tax season. Additionally, the tax business is affected by national economic conditions and unemployment rates.

Competitive Conditions. The tax return preparation and electronic filing businesses are highly competitive. There are a substantial number of tax return preparation firms and accounting firms offering tax return preparation services. Many tax return preparation firms and many firms not otherwise in the tax return preparation business are involved in providing electronic filing and RAL services to the public. Commercial tax return preparers and electronic filers are highly competitive with regard to price, service and reputation for quality. In terms of the number of offices and personal tax returns prepared in offices, online and via our software, we are the largest company providing direct tax return preparation in the United States. We are also, in terms of the number of offices and tax returns electronically filed in fiscal year 2004, the largest provider of electronic filing services in the United States.

The Digital Tax Solutions businesses compete with a number of companies. Intuit, Inc. is the dominant supplier of tax preparation software and is also our primary competitor in the online tax preparation market. There are many smaller competitors in the online market, as well as free state sponsored online filing programs.

Government Regulation. Primary efforts toward the regulation of commercial tax return preparers have historically been made at the federal level. Federal legislation requires income tax return preparers to, among other things, set forth their signatures and identification numbers on all tax returns prepared by them, and retain all tax returns prepared for three years. Federal laws also subject income tax return preparers to accuracy-related penalties in connection with the preparation of income tax returns. Preparers may be prohibited from furt acting as income tax return preparers if they continuously and repeatedly eng in specified misconduct. With certain exceptions, the Internal Revenue Code ε prohibits the use or disclosure by income tax return preparers of certain incc tax return information without the prior written consent of the taxpayer. addition, the Gramm-Leach-Bliley Act and Federal Trade Commission regulati adopted thereunder require income tax preparers to adopt and disclose consu privacy policies, and provide consumers a reasonable opportunity to "opt out' having personal information disclosed to unaffiliated third parties for market purposes. Some states have adopted or proposed strict "opt-in" requirements connection with use or disclosure of consumer information.

We believe the federal legislation regulating commercial tax return prepar and consumer privacy has not had and will not have a material adverse effect the operations of H&R Block. In addition, no present state statutes of this nat have had a material adverse effect on our business. However, we cannot prec what the effect may be of the enactment of new statutes or adoption of n regulations.

The federal government regulates the electronic filing of income tax returns part by requiring individuals and businesses to be accepted into the electro filing program. Once accepted, electronic filers must comply with all publicati and notices of the IRS applicable to electronic filing, provide certain informat to the taxpayer, comply with advertising standards for electronic filers, and subjected to possible monitoring by the IRS, penalties for disclosure or use income tax return preparation and other preparer penalties, and suspension fr the electronic filing program. States that have adopted electronic filing progra for state income tax returns have also enacted laws regulating electronic fil and the advertising and offering of electronic filing services.

Federal statutes and regulations also regulate an electronic filer's involvem in RALs. Electronic filers must clearly explain the RAL is a loan and no substitute for or a quicker way of receiving an income tax refund. Federal la place restrictions on the fees an electronic filer may charge in connection w RALs. In addition, some states and localities have enacted laws and adopt regulations for RAL facilitators and/or the advertisement and offering of RA There are also many states that have statutes regulating, through licensing a other requirements, the activities of brokering loans, providing credit services a offering "credit repair" services to consumers for a fee ("Loan Activity Statutes We believe the procedures under which we facilitate RALs are structured so c activities are not included within the scope of the activities regulated by the Loan Activity Statutes. There can be no assurances, however, that states w these Loan Activity Statutes will not contend successfully that these statu apply to the RAL business and that we will need to become licensed under t Loan Activity Statutes, otherwise comply with statutory requirements, or mod procedures so that the Loan Activity Statutes are inapplicable.

Many states have statutes requiring the licensing of persons offering contra of insurance. We have received from certain state insurance regulators inquir about our POM guarantee program and the applicability of the state insuran statutes. In states where the inquiries are closed, the regulators affirmed c position that the POM guarantee is not a contract of insurance and is therefc not subject to state insurance licensing laws. In the few states where inquiries ε pending, we believe there are no insurance laws under which the POM guarant constitutes a contract of insurance. There can be no assurances, however, that t product, or other similar products we may offer in the future, will not scrutinized as potential insurance products and held to be subject to vario insurance laws and regulations.

Many of our income tax courses are regulated and licensed in select stat Failure to obtain a tax school license could affect our revenues and limit o ability to develop interest in tax preparation as a career or obtain qualified tax professionals.

We believe the federal, state and local laws and legislation regulating electronic filing, RALs and the facilitation of RALs, loan brokers, credit services, credit repair services, insurance products, and proprietary schools have not, and will not in the future, have a material adverse effect on our operations. We cannot predict, however, what the effect may be of the enactment of new statutes or the adoption of new regulations pertaining to these matters.

As noted above under "Owned and Franchised Offices," many of the income tax return preparation offices operating in the United States under the name "H&R Block" are operated by franchisees. Certain aspects of the franchisor/franchise relationship have been the subject of regulation by the Federal Trade Commissio and by various states. The extent of regulation varies, but relates primarily t disclosures to be made in connection with the grant of franchises and limitation on termination by the franchisor under the franchise agreement. To date, no suc regulation has materially affected our business. We cannot predict, however, th effect of applicable statutes or regulations that may be enacted or adopted in th future.

See discussion in "Risk Factors" for additional information.

Mortgage Operations

General. Our Mortgage Operations segment originates mortgage loans, services non-prime loans and sells and securitizes mortgage loans and residual interests in the United States. Revenues consist of proceeds from sales and securitizations of mortgage assets, accretion on residual and beneficial interests, servicing fee income and interest received on loans. Segment revenues constituted 31% of our consolidated revenues for fiscal years 2004 and 2003, and 21% for fiscal year 2002.

Prime mortgages are those that may be offered through government sponsored loan agencies. Non-prime mortgages are those that may not be offered through government-sponsored loan agencies and typically involve borrowers with impaired credit. Even though these borrowers have impaired credit, they also tend to have equity in the property that will be used to secure the loan. We offer both types of loans and conduct business through four channels:

- Option One's wholesale origination channel works with brokers throughout the United States to fund mortgage loans through a national branch network. Wholesale originations represent the majority of Option One's total loan production.
- Option One's national accounts channel forms partnerships with financial institutions, including national and regional banks, to allow them to offer non-prime loans.
- Option One's bulk acquisitions channel specializes in the purchase of performing non-prime mortgage loan pools.
- HRBMC originates residential mortgage loans directly to retail consumers.

The following table details our originations by channel for fiscal years 2004, 2003 and 2002:

(in 000s)

	2004	2003	2002
Wholesale	**$16,828,138**	$11,434,138	$ 8,078,192
National accounts	**2,642,944**	1,814,092	1,219,080
Bulk acquisitions	**679,910**	411,013	160,059
Retail	**3,105,021**	2,918,378	1,995,842
	$23,256,013	$16,577,621	$11,453,173

Option One. Option One, headquartered in Irvine, California, operates in 49 states by serving more than 32,500 mortgage brokers and through its network of 33 wholesale loan production branches and six national accounts branches.

Loan Origination. We originated $20.2 billion in non-prime mortgage loans in fiscal year 2004, compared to $13.7 billion in fiscal year 2003 and $9.5 billion in fiscal year 2002. The average non-prime loan during fiscal year 2004 had a $155,000 principal balance, compared to $146,000 in fiscal year 2003 and $127,000 in fiscal year 2002, and was secured by a first lien on a single-family residence. The weighted-average loan-to-value ratio was 78.1%, 78.7% and 78.6% in fiscal years 2004, 2003 and 2002, respectively.

Wholesale loan originations involve an independent broker who assists th borrower in completing the loan application, gathering necessary information an identifying a lender who offers a loan product best suited to the borrower financial needs. Brokers are free to submit an application to one or more nor prime lenders, such as Option One. No one broker originates more than 1.2% (our total non-prime production.

Each applicant completes an application, which includes information regardir his or her assets, liabilities, income, credit history, employment history an personal information. We require a credit report on each applicant from a industry recognized credit reporting company. In evaluating an applicant's cred history, we utilize credit bureau risk scores, generally known as a FICO scor which is a statistical ranking of likely future credit performance developed t Fair, Isaac & Company and provided by the three national credit data repositorie Our weighted average FICO score on our non-prime production was 608 and 6(for the years ended April 30, 2004 and 2003, respectively. Qualified independe appraisers are required to appraise mortgaged properties that are used to secu mortgage loans.

Upon receipt of an application from a broker, a credit report and an apprais report, one of our branch offices processes and underwrites the loan. O underwriting guidelines require mortgage loans be underwritten in a standardiz procedure that complies with federal and state laws and regulations. Tl guidelines are primarily intended to assess the value of the mortgaged proper evaluate the adequacy of the property as collateral for the mortgage loan, a assess the creditworthiness of the related borrower. Based upon this assessme we advise the broker whether the loan application meets our underwriti guidelines and product description by issuing a loan approval or denial. In sor cases, we issue a "conditional approval," which requires the submission additional information or clarification. The mortgage loans are underwritten wi a view toward resale in the secondary market.

Sale and Securitization of Loans. Substantially all non-prime mortgage loa we originate are sold daily to qualifying special purpose entities ("Trusts"). S discussion of our loan sale and securitization process in Item 7, under the headi "Off-Balance Sheet Financing Arrangements."

Servicing. Mortgage loan servicing involves collecting and remitting mortga loan payments, making required advances, accounting for principal and intere holding escrow for payment of taxes and insurance and contacting delinque borrowers. We receive loan servicing fees monthly over the life of the mortga loans. We only service non-prime mortgage loans. At the end of fiscal year 20 we serviced 324,364 loans totaling $45.3 billion, compared to 246,463 loa totaling $31.3 billion at April 30, 2003 and 209,594 loans totaling $23.8 billion April 30, 2002.

The following table summarizes our servicing portfolio by origin and includes related mortgage servicing rights ("MSRs") and the rate we earn on each type of servicing as of April 30, 2004:

(dollars in 000s)

Type of servicing	Principal Balance	MSR Balance	Rate Earned
Originated	**$ 36,131,752**	**$ 112,800**	**0.43%**
Purchased	**353,576**	**1,021**	**0.50%**
Sub-servicing	**8,782,775**	**–**	**0.30%**
Total	**$ 45,268,103**	**$ 113,821**	**0.41%**

When non-prime loans are subsequently sold or securitized, we generally retain the right to service the loans. The resulting MSR assets are recorded at allocated carrying amounts based on relative fair values when the loans are sold. The fair values of MSRs are determined based on the present value of estimated future cash flows related to servicing loans. Assumptions used in estimating the value of MSRs are discussed in Item 7, under "Critical Accounting Policies." In addition to servicing loans we originate, we also service non-prime loans originated by other lenders. MSRs are recorded only in conjunction with our originated or purchased loan servicing portfolio.

Geographic Distribution. The following table details the percent of origination volume of our non-prime loans for fiscal year 2004 and our loan origination branches by state.

State	Percent of Volume	Number of Branches
California	18.8%	5
New York	14.4%	2
Massachusetts	10.2%	0
Florida	6.4%	4
New Jersey	5.1%	1
Texas	4.5%	3
Illinois	3.6%	3
Virginia	2.9%	2
Connecticut	2.6%	1
Pennsylvania	2.6%	1
Michigan	2.3%	1
Georgia	2.2%	2
Colorado	2.1%	1
Rhode Island	2.0%	2
Ohio	1.9%	2
North Carolina	1.7%	1
Arizona	1.5%	2
New Hampshire	1.3%	1
Washington	1.3%	1
Nevada	1.0%	1
Wisconsin	.8%	1
Other	10.8%	0

H&R Block Mortgage Corporation. HRBMC, a wholly-owned subsidiary of Option One, is a retail mortgage lender for prime, non-prime and government loans and is licensed to conduct business in all 50 states. HRBMC is an approved seller/servicer for Fannie Mae and Freddie Mac and is HUD authorized to originate and underwrite FHA and VA mortgage loans. Through HRBMC, we originated retail mortgage loans from various sales channels, including 41 loan production offices and nine regional offices in 26 states in fiscal year 2004. During fiscal year 2004, approximately 49% of HRBMC's loans were made to clients of our other affiliates compared to 54% in fiscal year 2003.

We originated $3.1 billion in retail mortgage loans in fiscal year 2004, compa to $2.9 billion in fiscal year 2003 and $2.0 billion in fiscal year 2002. In fiscal y 2004, we originated $1.3 billion in prime loans and $1.8 billion in non-prime lo

Substantially all of our retail prime mortgage loans are sold to Countrywide Hc Loans, Inc. ("Countrywide"). The majority of mortgage loans sold to Countryw are underwritten through an automated system under which Countrywide assur our representations and warranties, which comply with Countrywide's underwrit guidelines. This agreement allows us to achieve improved execution due to pr efficiencies in delivery, and elimination of redundancies in operations. We do retain servicing rights related to the prime mortgage loans we sell. Non-pri mortgage loans are sold to Option One. See discussion of our prime warehouse l in Item 7, under "Capital Resources and Liquidity by Segment."

Competitive Conditions. Both the prime and non-prime sectors of residential mortgage loan market are highly competitive. The principal methods competition are in service, product differentiation and price. There are substantial number of companies competing in the residential loan mark including mortgage banking companies, commercial banks, savings associatio credit unions and other financial institutions. There are also numerous compan competing in the business of servicing non-prime loans. No one firm is a domin supplier of prime and non-prime mortgage loans or a dominant servicer of n prime loans. We believe we are one of the top originators and servicers of n prime loans in the industry.

Seasonality of Business. Residential mortgage volume is not subject significant seasonal fluctuations. The mortgage business is cyclical, however, a directly affected by national economic conditions, trends in business and finar and is impacted by changes in interest rates.

Government Regulation. Mortgage loans purchased, originated and serviced are subject to federal laws and regulations, including:

- The federal Truth-in-Lending Act, as amended, and Regulation Z promulgat thereunder;
- The Equal Credit Opportunity Act, as amended, and Regulation promulgated thereunder;
- The Fair Credit Reporting Act, as amended;
- The federal Real Estate Settlement Procedures Act, as amended, a Regulation X promulgated thereunder;
- The Home Ownership Equity Protection Act ("HOEPA");
- The Soldiers' and Sailors' Civil Relief Act of 1940, as amended;
- The Home Mortgage Disclosure Act and Regulation C promulgat thereunder;
- The federal Fair Housing Act;
- The Gramm-Leach-Bliley Act and regulations adopted thereunder; and
- Certain other laws and regulations.

Under environmental legislation and case law applicable in certain states, it possible that liability for environmental hazards in respect of real property may l imposed on a holder of a deed to the property, which may impair the underlyi collateral.

Applicable state laws generally regulate interest rates and other charges pertaini to non-prime loans. These states also require certain disclosures and requi originators of certain mortgage loans to be licensed unless an exemption is availabl In addition, most states have other laws, public policies and general principles equity relating to consumer protection, unfair and deceptive practices, and practic that may apply to the origination, servicing and collection of mortgage loans.

In recent years, there has been a noticeable increase in state, county ar municipal statutes, ordinances and regulations that prohibit or regulate so-calle "predatory lending" practices. Predatory lending statutes such as HOEP regulate "high-cost loans," which are defined separately by each state, county municipal statute, regulation or ordinance, but generally include mortgage loa with interest rates exceeding a (1) specified margin over the Treasury Index for a comparable maturity, or (2) designated percentage of points and fees. Statutes, ordinances and regulations that regulate high-cost loans generally prohibit mortgage lenders from engaging in certain defined practices, or require mortgage lenders to implement certain practices, in connection with any mortgage loans that fit within the definition of a high-cost loan. We believe that we do not originate loans falling under the definition of high-cost loans under any law.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we relied on the federal Alternative Mortgage Transactions Parity Act ("Parity Act") and related rules issued in the past by the Office of Thrift Supervision ("OTS") to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption effective July 1, 2003 and, as a result, we can no longer rely on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption requires compliance with state restrictions on prepayment penalties. These restrictions prohibit us from charging any prepayment penalty in six states and restrict the amount or duration of prepayment penalties that we may impose in an additional eleven states. This places us at a competitive disadvantage relative to financial institutions that continue to enjoy federal preemption of such state restrictions. Such institutions can charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer.

See discussion in "Risk Factors" for additional information.

Business Services

General. Our Business Services segment offers middle-market companies accounting, tax and consulting services. We have continued to expand the services we have to offer our clients by adding wealth management, retirement resources, payroll services, corporate finance and financial process outsourcing. Segment revenues constituted 12% of our consolidated revenues for fiscal years 2004 and 2003, and 13% for fiscal year 2002.

This segment consists primarily of RSM, which was formed in August 1999 to acquire substantially all of the non-attest assets of McGladrey & Pullen, LLP ("M&P"). RSM has more than 90 offices in 23 states and offers services in 18 of the top 25 U.S. markets.

Services are also provided by the following wholly-owned subsidiaries:

- RSM McGladrey Retirement Resources administers retirement plans, helps clients design the best plan for their needs, and also provides retirement plan investment advice, year-end compliance, tax reporting and consulting.
- RSM EquiCo, Inc. is an investment banking firm specializing in business valuations, acquisitions and divestitures for private middle-market businesses.
- RSM McGladrey Employer Services, Inc. (formerly known as "MyBenefitSource, Inc.") is a provider of payroll and benefits administration services to middle-market businesses.
- PDI Global, Inc. provides marketing, communications and visibility programs, tax and financial planning guides, and marketing and management consulting services to accountants, consultants, lawyers, banks, insurers, and other financial service providers.

Relationship with McGladrey & Pullen, LLP. By regulation, we cannot provide audit and attest services. M&P, a public accounting firm, provides audit and review services and other services in which M&P issues written reports on client financial statements to their clients. Through an administrative services agreement with M&P, we provide accounting, payroll, human resources and other administrative services to M&P and receive a management fee for these services. M&P is a limited liability partnership with its own governing body and, accordingly, is a separate legal entity and is not an affiliate. Some partners and employees of M&P are also our employees.

Seasonality of Business. Revenues for this segment are largely seasonal in nature, with peak revenues occurring during January through April.

Competitive Conditions. The accounting and consulting business is highly competitive. The principal methods of competition are price, service and reputation for quality. There are a substantial number of accounting firms offering similar services at the international, national, regional and local levels. As our focus is on middle-market businesses, our principal competition is with regional accounting firms. We believe we have a competitive advantage in the geographic areas in which we are currently located based on the breadth of services we can offer to thes clients above and beyond what a traditional accounting firm can offer.

Government Regulation. Many of the same federal and state regulation relating to tax preparers and the information concerning tax reform discusse above in the "Government Regulation" section of "U.S. Tax Operations" apply t the Business Services segment as well, except accountants are not subject to th same prohibition on the use or disclosure of certain income tax retur information as tax professionals are. Accounting firms are also subject to stat and federal regulations governing accountants, auditors and financial planner Various legislative and regulatory proposals have been made relating to auditc independence and accounting oversight, among others. Some of these proposal if adopted, could have an impact on RSM's operations. We believe current stat and federal regulations and known legislative and regulatory proposals do not an will not have a material adverse effect on our operations, but we cannot predi what the effect of future legislation, regulations and proposals may be.

Independence rules established by the SEC, American Institute of Certifie Public Accountants ("AICPA") and the Public Company Accounting Oversig Board ("PCAOB") apply to M&P as a public accounting firm. In applying i auditor independence rules, the SEC views us and M&P as a single entity a requires that we abide by its independence rules for M&P to be deem independent of any SEC audit client. The SEC regards any financial interest business relationship we have with a client of M&P as a financial interest business relationship between M&P and the client for purposes of applying i auditor independence rules.

We and M&P have jointly developed and implemented policies, procedures a controls designed to safeguard M&P's independence and integrity as an audit fi in compliance with applicable regulations and professional responsibilities. The policies, procedures and controls are designed to monitor and prevent violatio of applicable independence rules and include, among others, (i) informing o officers, directors and other members of management concerning audit independence matters, (ii) procedures for monitoring securities ownersh (iii) communicating with SEC audit clients regarding the SEC's interpretation a application of relevant independence rules and guidelines, and (iv) requiring R employees to comply with M&P's independence and relationship polic (including M&P's independence compliance questionnaire procedures). believe these policies, procedures and controls are adequate, although there c be no assurances they will ensure compliance with applicable independence ru and requirements. Any noncompliance could cause M&P to lose the ability perform audits of financial statements filed with the SEC.

See discussion in "Risk Factors" for additional information.

Investment Services

General. Our Investment Services segment provides brokerage services and investment planning through HRBFA. Products and services offered to our customers include traditional brokerage products, as well as annuities, insurance, fee-based accounts, online account access, equity research and focus lists, model portfolios, asset allocation strategies, and other investment tools and information. Segment revenues constituted approximately 5% of our consolidated revenues for fiscal years 2004 and 2003 and 8% for fiscal year 2002.

HRBFA is a registered broker-dealer with the SEC and is a member of the New York Stock Exchange ("NYSE"), other national securities exchanges, SIPC, and the National Association of Securities Dealers, Inc. ("NASD"). HRBFA is also a registered investment advisor, offering financial advice with traditional products.

Our integration of investment advice with the tax client base allows us to maximize an already established relationship. In the past two years, new product offerings have allowed us to shift our focus from a transaction-based client relationship to a more advice-based focus.

Customer trades in fiscal year 2004 totaled approximately 1.5 million, compared to approximately 1.2 million in fiscal year 2003 and approximately 1.5 million in fiscal year 2002. We had 863,116 active accounts at April 30, 2004, compared to 752,903 at 2003 and 695,355 at 2002. Margin balances decreased to an average of $545.0 million for fiscal year 2004 from $577.0 million and $1.0 billion for fiscal years 2003 and 2002, respectively.

Financial Services Offerings. We provide a full range of financial services to our clients in the United States.

As previously discussed in "U.S. Tax Operations," we offer our tax clients the opportunity to open an Express IRA through HRBFA as a part of the tax return preparation process. Clients funded approximately 215,000 Express IRAs during tax season 2004, approximately 126,000 in tax season 2003 and approximately 130,000 in tax season 2002.

We also offer account holders a service that makes it possible for clients to transact all of their investment activities from one convenient, flexible brokerage account with cash management features. The cash management features include no-minimum checking, unlimited check writing, a credit interest program, a variety of tax-exempt money market fund options, an FDIC insured deposit account, a VISA® Gold ATM/check card with a 1% cash rebate on card purchases and an airline miles program, one consolidated monthly statement and a year-end account summary. HRBFA offers college savings products – called 529 Plans – through state-sponsored investment programs that allow clients to make tax-free withdrawals for qualified education expenses and a comprehensive line of insurance products. Clients may also open professionally managed accounts.

We act as a dealer in fixed income markets including corporate and municipal bonds, various U.S. Government and U.S. Government Agency securities and certificates of deposit.

Financial Advisors and Their Compensation. Our financial advisors receive compensation based on several different factors. They receive commissions from individual customer transactions as well as a percentage of quarterly fees for certain products based on asset levels. In addition, they can receive salaries, draws against commissions and bonuses based on the level of assets they transfer and production achieved.

Key to our future success is retention of our financial advisors and recruitment of new advisors. One of our key initiatives is to build revenues through the addition of financial advisors. During fiscal years 2004 and 2003, we added 255 and 260 advisors, respectively. These additions were offset by attrition of 230 and 487 advisors, respectively. Our overall retention rate for fiscal year 2004 was approximately 77%, but the retention rate for our more experienced, higher-producing advisors was approximately 93%. The retention and recruitmen experienced advisors will continue to be a key initiative in fiscal year 2005. Advisor productivity by recruitment class is as follows:

(dollars in

	Revenue Per Advisor	Total Produc Revenue:
Fiscal year 2004:		
Pre-2003 class	**$216**	**$135,94**
2003 recruits	**84**	**17,71**
2004 recruits	**61**	**7,66**
Fiscal year 2003:		
Pre-2003 class	$135	$126,17
2003 recruits	34	4,604

Licensed Referral Tax Professional Program. The Licensed Referral Professional ("LRTP") program encourages a cooperative relationship betw Investment Services and U.S. Tax Operations by helping tax professionals beco licensed to sell securities, teaming them with a financial advisor and providin commission to the LRTP for business referred to Investment Services. The LR program began in fiscal year 2003 and, as of April 30, 2004 there were 461 LR with total customer assets of $72 million compared to 126 LRTPs with tc customer assets of $2.0 million as of April 30, 2003. We will continue to incre the number of LRTPs in the coming year.

Integrated Online Services. We have an online investment center on website at *www.hrblock.com*. Online users have the opportunity to op accounts, obtain research, create investment plans, buy and sell securities, a view the status of their accounts. Through April 2004, over 145,000 accounts h been web enabled, compared to approximately 143,000 through April 2003 a April 2002. In fiscal year 2004, 229,211 securities transactions were complet online compared to 126,055 in fiscal year 2003, and 107,308 in fiscal year 2002

Office Locations. HRBFA is authorized to do business as a broker-dealer all 50 states and the District of Columbia. At the end of fiscal year 2004, operated approximately 358 branch offices, compared to approximately 6 offices in fiscal years 2003 and 2002. The reduced number of branch offices primarily due to the evolution of our tax-partnering program, which now locat financial advisors with tax professionals. Some HRBFA offices offer, in addition financial products and services, tax preparation and mortgage services year-rou to clients.

We believe the existence of retail locations contributes to our growth and clie satisfaction. The existence of retail locations generally results in an increase unsolicited customer transactions in the geographic area near the office. Ma clients prefer to conduct business in person in local offices rather than in dista offices or online. Clients may also use retail locations to deliver checks a securities.

Competitive Conditions. HRBFA competes directly with a broad range companies seeking to attract consumer financial assets, including full-servi brokerage firms, discount and online brokerage firms, mutual fund companie investment banking firms, commercial and savings banks, insurance compani and others. The financial services industry has become considerably mo concentrated as numerous securities firms have been acquired by or merged in other firms. Some of these competitors have greater financial resources th HRBFA and offer additional financial products and services. In addition, w expect competition from domestic and international commercial banks and larg securities firms to continue to increase as a result of legislative and regulato initiatives in the U.S., including the passage of the Gramm-Leach-Bliley Act in November 1999 and the implementation of the U.S.A. Patriot Act in April 2002. These initiatives strive to remove or relieve certain restrictions on mergers between commercial banks and other types of financial services providers and extend privacy provisions and anti-money laundering procedures across the financial services industry.

Discount brokerage firms and online-only financial services providers compete vigorously with HRBFA with respect to commission charges. Full-commission brokerage firms also offer more product breadth, discounted commissions and online services to selected retail brokerage customers. Additionally, some competitors in both the full-commission and discount brokerage industries have substantially increased their spending on advertising and direct solicitation of customers.

Competition in the online trading business has become similarly intense as recent expansion and customer acceptance of conducting financial transactions online has attracted new brokerage firms to the market.

We compete based on quality of service, breadth of products and services offered, prices, accessibility through delivery channels, technological innovation and expertise and integration with our tax services relationships.

Seasonality of Business. The Investment Services segment does not, as a whole, experience significant seasonal fluctuations. The securities business is cyclical, however, and directly affected by national and global economic and political conditions, trends in business and finance and changes in the conditions of the securities markets in which our clients invest.

Government Regulation. The securities industry is subject to extensive regulation covering all aspects of the securities business, including registration of our offices and personnel, sales methods, the acceptance and execution of customer orders, the handling of customer funds and securities, trading practices capital structure, record keeping policies and practices, margin lending, executio and settlement of transactions, the conduct of directors, officers and employees and the supervision of employees. The various governmental authorities an industry self-regulatory organizations that have supervisory and regulator jurisdiction over us generally have broad enforcement powers to censure, fine issue cease-and-desist orders or suspend or expel a broker-dealer or any of it officers or employees who violate applicable laws or regulations.

The SEC is the federal agency responsible for the administration of the feder securities laws. The SEC has delegated much of the regulation of broker-dealer to self-regulatory organizations, principally the Municipal Securities Rulemakin Board, NASD, Inc. and the NYSE, which has been designated as HRBFA's primar regulator. These self-regulatory organizations adopt rules, subject to SE approval, governing the industry and conduct periodic examinations of HRBFA brokerage operations and clearing activities. Securities firms are also subject t regulation by state securities administrators in states in which they condu business.

As a registered broker-dealer, HRBFA is subject to the Net Capital Rul (Rule 15c3-1) promulgated by the SEC and adopted through incorporation b reference in NYSE Rule 325. The Rule, which specifies minimum net capit requirements for registered brokers and dealers, is designed to measure th financial soundness and liquidity of a broker-dealer and requires at least minimum portion of its assets be kept in liquid form. Additional discussion of th requirement and HRBFA's calculation of net capital is located in Item 7, und "Capital Resources and Liquidity by Segment."

See discussion in "Risk Factors" for additional information.

International Tax Operations

General. Our International Tax Operations segment provides tax return preparation, electronic filing and related services to the general public, principally in Canada, Australia and the United Kingdom. We also offer tax preparation of U.S. tax returns and related services in company-owned and franchise offices in nine countries and U.S. Territories. We offer electronic filing of U.S. income tax returns at offices located in Europe, and the electronic filing of Canadian, Australian, and United Kingdom income tax returns at H&R Block offices in their respective countries. Segment revenues constituted approximately 2% of our consolidated revenues for fiscal years 2004, 2003 and 2002.

This segment served 2.3 million taxpayers in each of fiscal years 2004, 2003 and 2002. Returns prepared at 1,334 company-owned and franchised offices in countries outside of the United States in fiscal year 2004 constituted 12.8% of the total returns prepared by H&R Block, compared to 12.4% in fiscal year 2003 and 11.9% in fiscal year 2002. A summary of our company-owned and franchise offices in countries outside the United States is as follows:

April 30,	**2004**	2003	2002
Canada	**891**	910	955
Australia	**378**	362	362
Other	**65**	62	59
Total offices	**1,334**	1,334	1,376

Canadian Operations. H&R Block Canada, Inc. ("Block Canada") and its franchisees prepared approximately 1.7 million Canadian regular and discounted returns filed with Revenue Canada in each of fiscal years 2004, 2003 and 2002. Of the 891 offices in Canada in fiscal year 2004, 489 were owned and operated by us and 402 were owned and operated by franchisees. We operated 133 offices in department stores in Canada in fiscal year 2004, including 79 offices in Sear facilities.

We offer a refund discount ("CashBack") program to our customers in Canad Canadian law specifies the procedures we must follow in conducting the progra In accordance with current Canadian regulations, if a customer's tax retu indicates the customer is entitled to a tax refund, we issue a check to the clie The client assigns to us the full amount of the tax refund to be issued by Reven Canada and the refund check is then sent by Revenue Canada directly to us. accordance with the law, the discount is deemed to include both the tax retu preparation fee and the fee for tax refund discounting. This program is financ by short-term borrowings. The number of returns discounted under the CashBa program in fiscal year 2004 was approximately 552,000, compared to 531,000 fiscal year 2003 and 525,000 in fiscal year 2002.

During fiscal year 2004, we contracted with Intuit Canada, Inc. to provide onli tax preparation services under the H&R Block brand to Canadian consume Users could print and mail their return, or download their return and fi electronically.

Australian Operations. The number of returns prepared by our compa owned and franchise offices in Australia, was approximately 519,000 in fiscal ye 2004, compared to 505,000 in fiscal year 2003 and 489,000 in fiscal year 2002. the 378 offices in Australia in fiscal year 2004, 278 were company-owned and 1 were franchise offices.

Seasonality of Business. Revenues in this segment are seasonal in natu with peak revenues occurring during the applicable tax season, as follows:

Canada	January – April
Australia	July – October

Competitive Conditions. The tax return preparation business is highly competitive, with a substantial number of firms offering tax preparation services. Commercial tax return preparers are highly competitive with regard to price, service and reputation for quality. We believe we operate the largest tax return preparation businesses in Canada and Australia.

Government Regulation. We seek to determine the applicability of all government and self-regulatory organization statutes, ordinances, rules and regulations in the countries in which we operate (collectively, "Foreign Laws") and to comply with these Foreign Laws. We cannot predict what effect the enactment of future Foreign Laws, changes in interpretations of existing Foreign Laws, or the results of future regulator inquiries regarding the applicability Foreign Laws may have on our segments, any particular subsidiary, or consolidated financial statements.

Statutes and regulations relating to income tax return preparers, electro filing, franchising and other areas affecting the income tax business also e outside of the United States. In addition, the Canadian government regulates refund discounting program in Canada, as discussed under "Canad Operations," above. These laws have not materially affected the International Operations segment.

See discussion in "Risk Factors" for additional information.

Service Marks, Trademarks and Patents

We have made a practice of selling our products and services under service marks and trademarks and of obtaining protection for these by all available means. Our service marks and trademarks are protected by registration in the United States and other countries where our products and services are marketed. We consider these service marks and trademarks, in the aggregate, to be of mate importance to our business, particularly our business segments provid products and services under the "H&R Block" brand.

We have no registered patents that are material to our business.

Employees

We have approximately 15,300 regular full-time employees. The highest number of persons we employed during the fiscal year ended April 30, 2004, including seasonal employees, was approximately 111,300.

Risk Factors

In this report, and from time to time throughout the year, we share our expectations for the Company's future performance. The following explains the critical risk factors impacting our business and reasons actual results may differ from our expectations. This discussion does not intend to be a comprehensive list and there may be other risks and factors that may have an effect on our business.

Liquidity and Capital. We use capital primarily to fund working capital requirements, pay dividends, repurchase our shares and acquire businesses. We are dependent on the use of our off-balance sheet arrangements to fund our daily non-prime originations and the secondary market to securitize and sell mortgage loans and residual interests. See "Off-Balance Sheet Financing Arrangements" in Item 7. We are also dependent on commercial paper issuances to fund RAL participations and seasonal working capital needs. A disruption in such markets could adversely affect our access to these funds. In order to meet our future financing needs we may issue additional debt or equity securities.

Litigation. We are involved in lawsuits in the normal course of our business related to RALs, our Peace of Mind guarantee program, electronic filing of tax returns, Express IRAs, losses incurred by customers in their investment accounts, mortgage lending activities and other matters. Adverse outcomes related to litigation could result in substantial damages and could adversely affect our results of operations. Negative public opinion can also result from our actual or alleged conduct in such claims, possibly damaging our brand and adversely affecting the market price of our stock. See Item 3, "Legal Proceedings" for additional information.

Privacy of Client Information. We manage highly sensitive client information in all of our operating segments, which is regulated by law. Problems with the safeguarding and proper use of this information could result in regulatory actions and negative publicity, which could adversely affect our results of operations.

U.S. Tax Operations

Competitive Position. Increased competition for tax preparation clients in our retail offices, online and software channels could adversely affect our current market share and limit our ability to grow our client base. See clients served statistics included under "U.S. Tax Operations" in Item 7.

Refund Anticipation Loans. Changes in government regulation related RALs could adversely affect our ability to offer RALs or our ability to purch participation interests. Changes in IRS practices could adversely affect our abil to utilize the IRS debt indicator to limit our bad debt exposure. Changes in any these, as well as possible litigation related to RALs, may adversely affect c results of operations.

Mortgage Operations

Competitive Position. The majority of our mortgage loan applications a submitted through a network of brokers who have relationships with many ot mortgage lenders. Unfavorable changes in our pricing, service or other facto could result in a decline in our mortgage origination volume. A decline in o service ratings could adversely affect our pricing and origination volu Increased competition among mortgage lenders can also result in a decline coupon rates offered to our borrowers, which in turn lowers margins and co adversely affect our gains on sales of mortgage loans. Additionally, changes legislation relating to our industry can adversely affect our competitive positic

Asset Valuation Assumptions. The valuation of residual interests a mortgage servicing rights includes many estimates and assumptions surroundi interest rates, prepayment speeds and credit losses. If actual experience diffe from our estimates, we would be required to record write-ups or write-downs the related assets, which could either positively or negatively affect our results operations. See "Critical Accounting Policies" in Item 7.

Legislation and Regulations. Several states and cities are considering have passed laws, regulations or ordinances aimed at curbing predatory lendi and servicing practices. The federal government is also considering legislative a regulatory proposals in this regard. In general, these proposals involve loweri the existing federal HOEPA thresholds for defining a "high-cost" loan a establishing enhanced protections and remedies for borrowers who receive su loans. If unfavorable laws and regulations are passed, it could restrict our abili to originate loans if rating agencies refuse to rate our loans, loan buyers may n want to purchase loans labeled as "high-cost," and it could restrict our ability sell our loans in the secondary market. Accordingly, all of these items could adversely affect our results of operations.

Business Services

Alternative Practice Structure with M&P. Our relationship with M&P requires us to comply with applicable auditor independence rules and requirements. In addition, our relationship with M&P closely links our RSM McGladrey brand with M&P. If M&P were to encounter problems concerning its independence as a result of its relationship with us or if significant litigation arose concerning M&P or its services, our brand reputation and our ability to realize the mutual benefits of our relationship, such as the ability to attract and retain quality professionals, could be impaired.

Investment Services

Regulatory Environment. The broker-dealer industry has recently come und more scrutiny by both Federal and State regulators and, as a result, more foc has been placed on compliance issues. If we do not comply with these regulation it could result in regulatory actions and negative publicity, which could advers affect our results of operations. Negative public opinion about our industry cou damage our reputation even if we are in compliance with such regulations.

Integration into the H&R Block Brand. We are working to foster an advic based relationship with our tax clients through our retail tax office network. Th advice-based relationship is key to the integration of Investment Services into t H&R Block brand and deepening our current client relationships. If we are unab to successfully integrate, it may significantly impact our ability to differentiate o business from other tax providers and grow our client base.

Availability of Reports and Other Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC are available, free of charge, through our website at *www.hrblock.com* as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

Copies of the following corporate governance documents are posted on our website: (1) The Amended and Restated Bylaws of H&R Block, Inc., (2) The H&R Block, Inc. Corporate Governance Guidelines, (3) the H&R Block, Inc. Code of Business Ethics and Conduct, (4) the H&R Block, Inc. Audit Committee Charte (5) the H&R Block, Inc. Governance and Nominating Committee Charter, ar (6) the H&R Block, Inc. Compensation Committee Charter. If you would like printed copy of any of these corporate governance documents, please send yo request to the Office of the Secretary, H&R Block, Inc., 4400 Main Street, Kans City, Missouri 64111.

Information contained on our website does not constitute any part of th report.

ITEM 2. PROPERTIES

We own our corporate headquarters, which are located in Kansas City, Missouri. We have leased additional office space for corporate, U. S. Tax Operations and Investment Services personnel, as necessary, in Kansas City, Missouri.

Most of our tax offices, except those in retail outlets, are operated under leases throughout the United States.

Option One's executive offices are located in leased offices in Irvine, California. HRBMC is headquartered in leased offices in Lake Forest, California. Option One and HRBMC also lease offices for their loan origination and servicing centers and branch office operations throughout the United States.

The executive offices of HRBFA are located in leased offices in Detroit, Michigan. Branch offices are operated throughout the United States, in a combination of leased and owned facilities.

RSM's executive offices are located in leased offices in Bloomingto Minnesota. Its administrative offices are located in leased offices in Davenpo Iowa. RSM also leases office space throughout the United States.

Our Canadian executive offices are located in a leased office in Calgary, Alber Our Canadian tax offices are operated under leases throughout Canada.

We will begin construction of new corporate headquarters during fiscal ye 2005, which will allow us to consolidate the majority of our Kansas City-bas personnel into one facility. The new building will be located in downtown Kans City, Missouri.

All current leased and owned facilities are in good repair and adequate to me our needs.

ITEM 3. LEGAL PROCEEDINGS

The information below should be read in conjunction with the information included in Item 8, note 20 to our consolidated financial statements.

RAL Litigation. We have been named as a defendant in numerous lawsuits throughout the country regarding our refund anticipation loan programs (collectively, "RAL Cases"). Plaintiffs in the RAL Cases have alleged, among other things, that disclosures in the RAL applications were inadequate, misleading and untimely; that the RAL interest rates were usurious and unconscionable; that we did not disclose that we would receive part of the finance charges paid by the customer for such loans; breach of state laws on credit service organizations; breach of contract; unjust enrichment; unfair and deceptive acts or practices; violations of the Racketeer Influenced and Corrupt Organizations act; violations of the Fair Debt Collection Practices Act; and that we owe, and breached, a fiduciary duty to our customers in connection with the RAL program. In many of the RAL Cases, the plaintiffs seek to proceed on behalf of a class of similarly situated RAL customers, and in certain instances the courts have allowed the cases to proce as class actions. In other cases, courts have held that plaintiffs must pursue th claims on an individual basis, and may not proceed as a class action. The amou claimed in the RAL Cases have been very substantial in some instances.

We have successfully defended against numerous RAL Cases. Of these R Cases, some were dismissed on our motions for dismissal or summary judgm and others were dismissed voluntarily by the plaintiffs after denial of cl certification. Other cases were settled, with one settlement resulting in a pret expense of $43.5 million in fiscal year 2003 (the "Texas RAL Settlement").

We believe we have meritorious defenses to the RAL Cases and we intend defend the remaining RAL Cases vigorously. We have accrued our best estimate the probable loss related to the RAL Cases. However, there can be no assuranc as to the outcome of the pending RAL Cases individually or in the aggregate, a there can be no assurances regarding the impact of the RAL Cases on our financ statements. The following is updated information regarding the pending RAL Cases that are class actions or putative class actions:

Lynne A. Carnegie, et al. v. Household International, Inc., H&R Block, Inc., et al., (formerly Joel E. Zawikowski, et al. v. Beneficial National Bank, H&R Block, Inc., Block Financial Corporation, et al.) Case No. 98 C 2178, United States District Court for the Northern District of Illinois, Eastern Division, instituted on April 18, 1998. On April 15, 2003, the District Court judge declined to approve a $25.0 million settlement of this matter, finding that counsel for the settlement plaintiffs had been inadequate representatives of the plaintiff class and failed to sustain their burden of showing that the settlement was fair. The judge subsequently appointed new counsel for the plaintiffs who filed an amended complaint and a motion for partial summary judgment. On March 29, 2004, the court either dismissed or decertified all of the plaintiffs' claims other than part of one count alleging violations of the racketeering and conspiracy provisions of the Racketeer Influenced and Corrupt Organizations act. We intend to continue defending the case vigorously, but there are no assurances as to its outcome.

Sandra J. Basile, et al. v. H&R Block, Inc., et al, April Term 1992 Civil Action No. 3246 in the Court of Common Pleas, First Judicial District of Pennsylvania, Philadelphia County, instituted on April 23, 1993. The court decertified the class on December 31, 2003. Plaintiffs have appealed the decertification.

Levon and Geral Mitchell, et al. v. H&R Block and Ruth R. Wren, Case No. CV-95-2067, in the Circuit Court of Mobile County, Alabama, instituted on June 13, 1995. Plaintiffs' motion for class certification was granted, and defendants have filed a notice of appeal of the certification.

Deandra D. Cummins, et al. v. H&R Block, Inc., et al., Case No. 03-C-134 in the Circuit Court of Kanawha County, West Virginia, instituted on January 22, 2003. Defendants' motions to dismiss and to compel arbitration were heard in part in December 2003, during which the judge discontinued the hearing and ordered the parties to mediation. Mediation occurred in February 2004 during which the parties were unable to reach agreement. Defendants' motion to dismiss and compel arbitration was subsequently denied.

Roy Carbahal, et al. v. Household International, H&R Block Tax Services, Inc. et al., Case No. 00C0626 in the United States District Court for the Northern District of Illinois, instituted on January 31, 2000. Defendants' motion to compel arbitration was granted and the case was dismissed. Plaintiffs appealed such dismissal. On June 24, 2004, the Seventh Circuit Court of Appeals affirmed such dismissal.

Abby Thomas, et al. v. Beneficial National Bank, H&R Block, Inc., et al., Case No. 4:03-CV-00775 GTE in the United States District Court for the Eastern District of Arkansas, Western Division, instituted on August 12, 2003. Defendants moved to dismiss and compel arbitration, and plaintiffs thereafter filed an amended complaint and a motion to remand the case to state court. On December 8, 2003, the federal court denied plaintiffs' motion to remand.

Lynn Becker v. H&R Block, Case No. CV-2004-03-1680 in the Court of Common Pleas, Summit County, Ohio, instituted on April 15, 2004. Plaintiffs filed an amended complaint on May 3, 2004, containing class allegations.

Peace of Mind Litigation. *Lorie J. Marshall, et al. v. H&R Block Tax Services, Inc., et al.*, Civil Action 2002L000004, in the Circuit Court of Madison County, Illinois, is a class action case filed on January 18, 2002, as to which the court granted plaintiffs' first amended motion for class certification on August 27, 2003. Plaintiffs' claims consist of five counts relating to the defendants' Peace of Mind program under which the applicable tax return preparation subsidiary assumes liability for the cost of additional tax assessments attributable to tax return preparation error. The plaintiffs allege that defendants' sale of its Peace of Mind guarantee constitutes statutory fraud by selling insurance without a license, an unfair trade practice, by omission and by "cramming" (i.e., charging customers for the guarantee even though they did not request it and/or did not want it), and constitutes a breach of fiduciary duty. In August 2003, the court certified following plaintiff classes: (1) all persons who were charged a separate fee Peace of Mind by "H&R Block" or a defendant H&R Block class member fr January 1, 1997 to final judgment; (2) all persons who reside in certain class sta and who were charged a separate fee for Peace of Mind by "H&R Block," o defendant H&R Block class member, and that was not licensed to sell insuran from January 1, 1997 to final judgment; and (3) all persons who had an unsolicit charge for Peace of Mind posted to their bills by "H&R Block" or a defendant H Block class member from January 1, 1997, to final judgment. Among th excluded from the plaintiff classes are all persons who received the Peace of Mi guarantee through an H&R Block Premium office and all persons who reside Texas and Alabama. The court also certified a defendant class consisting of a entity with the names "H&R Block" or "HRB" in its name, or otherwise affilia or associated with H&R Block Tax Services, Inc., and which sold or sells t Peace of Mind product. The trial court subsequently denied the defendar motion asking the trial court to certify the class certification issues interlocutory appeal. Discovery is proceeding.

There is one other putative class action pending against us in Texas tl involves the Peace of Mind guarantee. This case is being tried before the sa judge that presided over the Texas RAL Settlement and involves the sa plaintiffs attorneys that are involved in the Marshall litigation in Illinois a substantially similar allegations. No class has been certified in this case.

We believe the claims in these Peace of Mind actions are without merit and intend to defend them vigorously. However, there can be no assurances as to t outcome of these pending actions individually or in the aggregate, and there c be no assurances on the impact of these actions on our consolidated results operations or financial position.

Other Claims and Litigation. As with other broker-dealers that distrib mutual fund shares, HRBFA is the subject of an investigation by the NASD in activities characterized as "market timing" and "late trading" of mutual fu shares by HRBFA. The NASD staff has notified HRBFA that on the basis of investigation it has preliminarily determined to recommend a disciplinary acti against HRBFA for violating various federal securities laws and NASD rules connection with market timing activities that took place primarily in one HRBFA's offices. HRBFA has provided the NASD a written response to allegations. HRBFA is cooperating with the NASD and has conducted its ov internal investigation. While we cannot provide assurance regarding the ultima resolution of this matter, we believe the resolution of this matter will not have material adverse effect on our operations, consolidated results of operations financial position.

As part of an industry-wide review, the IRS is investigating tax planni strategies that certain RSM clients utilized during fiscal years 2000 through 20 Specifically, the IRS is examining these strategies to determine whether RS complied with tax shelter registration and listing regulations and whether su strategies were appropriate. If the IRS were to determine that these strategi were inappropriate, clients that utilized the strategies could face penalties a interest for underpayment of taxes and may attempt to seek recovery from RS While there can be no assurance regarding the outcome of this matter, we do n believe that its resolution will have a material adverse effect on our operation consolidated results of operations or financial position.

As reported in current report on Form 8-K dated December 12, 2003, the Unit States SEC informed outside counsel to the Company on December 11, 2003 th the Commission had issued a Formal Order of Investigation concerning o disclosures, in and before November 2002, regarding RAL litigation to which w were and are a party. There can be no assurances as to the outcome a resolution of this matter.

We have from time to time been party to claims and lawsuits not discussed ıerein arising out of our business operations, including additional claims and awsuits concerning RALs, the Peace of Mind guarantee program, the Express IRA ırogram and claims and lawsuits concerning the preparation of customers' ncome tax returns, the electronic filing of customers' tax returns, the fees charged customers for various products and services, losses incurred by customers with respect to their investment accounts, relationships with franchisees, denials of mortgage loans, contested mortgage foreclosures, other aspects of the mortgage business, intellectual property disputes, and contract disputes. Such lawsuits include actions by individual plaintiffs, as well as cases in which plaintiffs seek to represent a class of similarly situated customers. The amounts claimed in these claims and lawsuits are substantial in some instances and the ultimate liability with respect to such litigation and claims is difficult to predict. We consider these cases to be ordinary, routine litigation incidental to our business, we believe we have meritorious defenses to each of them, and we are defending, or intend to defend, them vigorously. While we cannot provide assurance that we will ultimately prevail in each instance, we believe the amount, if any, we are required to pay in the discharge of liabilities or settlements in these other matters will not have a material adverse effect on our consolidated results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal year 2004. Information regarding executive officers is contained in Item 10 of this report.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

H&R Block's common stock is traded principally on the NYSE and is also traded on the Pacific Exchange. The information called for by this item with respect to H&R Block's common stock appears in Item 8, note 22 to our consolidated financial statements. The remaining information called for by this item relating to "Securities Authorized for Issuance under Equity Compensation Plans" is reported in Item 8, note 14 to our consolidated financial statements. On June 15, 2004, there were 31,06[illegible] shareholders of record and the closing stock price on the NYSE was $46.62 per share.

A summary of our purchases of H&R Block common stock during the fourth quarter of fiscal year 2004 is as follows:

(shares in 000s)

	Total Number of Shares Purchased[2]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Be Purchased Under the Plans or Programs[1][3]
February 1 – February 29	**781**	**$55.28**	**780**	**13,367**
March 1 – March 31	**1,460**	**$53.81**	**1,460**	**11,907**
April 1 – April 30	**575**	**$46.75**	**575**	**11,332**

[1] *On June 11, 2003, our Board of Directors approved the repurchase of 20 million shares of H&R Block common stock. This authorization has no expiration date.*

[2] *Of the total number of shares purchased, 1,202 shares were purchased in connection with funding employee income tax withholding obligations arising upon the exercise of stock option or the lapse of restrictions on restricted shares.*

[3] *On June 9, 2004, our Board of Directors approved the additional repurchase of 15 million shares of H&R Block common stock. This authorization has no expiration date.*

ITEM 6. SELECTED FINANCIAL DATA

(in 000s, except per share amounts)

April 30,	**2004**	2003	2002	2001	2000
Revenues	**$ 4,205,570**	$ 3,746,457	$ 3,285,701	$ 2,965,405	$ 2,420,923
Net income before change in accounting principle	**704,256**	580,064	434,405	276,748	251,895
Net income	**697,897**	580,064	434,405	281,162	251,895
Basic earnings per share:					
Net income before change in accounting principle	**$ 3.98**	$ 3.23	$ 2.38	$ 1.50	$ 1.28
Net income	**3.94**	3.23	2.38	1.53	1.28
Diluted earnings per share:					
Net income before change in accounting principle	**$ 3.90**	$ 3.15	$ 2.31	$ 1.49	$ 1.27
Net income	**3.86**	3.15	2.31	1.52	1.27
Total assets	**$ 5,380,026**	$ 4,767,308	$ 4,384,640	$ 4,166,044	$ 5,700,146
Long-term debt	**545,811**	822,302	868,387	870,974	872,396
Dividends per share	**$ .78**	$ .70	$ .63	$ .59	$ .54

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a diversified company with subsidiaries delivering tax, financial, mortgage and business products and services. We are the only major company offering a full range of software, online and in-office tax solutions, combined with personalized financial advice about retirement savings, home ownership and other opportunities to help clients build a better financial future.

Overall for fiscal 2004, we achieved strong financial results and generally executed well against our strategic priorities. We were able to increase our tax and financial advice offerings, strengthen our multi-channel offerings and continued to cross-sell our financial services and products across segments, which we believe all help increase brand loyalty and client retention. However, we saw a decline in our retail tax clients served in our offices. Additionally, we again saw Mortgage Operations deliver strong financial results. Our key strategic priorities can be summarized as follows:

- U.S. Tax Operations – expanding our office network, working on service and product differentiation and focusing on advice that supports client growth, increased brand loyalty and business extensions with a tax and financial connection.
- Mortgage Operations – developing a diversified source of originations, distinguishing our service quality, minimizing risk and volatility in performance and using secondary markets to optimize value.
- Business Services – developing a national accounting, tax and consulting firm, adding extended services to middle-market companies and enhancing our client service culture.
- Investment Services – serving the broad consumer market through tax-based advisory relationships, brand differentiation through relevant advice and multi-channel access and providing services clients can use to readily implement that advice.

The analysis that follows should be read in conjunction with the tables below, the consolidated income statements and the information contained in Item 1 under "Description of Business."

Overview

A summary of our fiscal year 2004 results is as follows:

- Diluted earnings per share before change in accounting principle were $3.90, an increase of 23.8% over fiscal year 2003.
- Revenues grew 12.3% over the prior year, primarily due to revenues from operations in former major franchise territories and growth in our Mortgage Operations segment. We achieved revenue growth in each of our segments.
- Clients served in company-owned retail tax offices grew 5.2%, and the average fee per client served increased 6.7%. The increase in clients served is due entirely to company-owned operations in former major franchise territories. Excluding the former major franchise territories, clients se decreased 2.5%.
- Software and online revenues increased 11.4% and 70.6%, respecti compared to fiscal year 2003.
- Mortgage originations totaled $23.3 billion for the year as a result of incre in the sales force, average loan size, loan applications and the closing r
- Gains on sales of mortgage assets reached $726.7 million, inclu $40.7 million realized on the sale of previously securitized residual inter
- The Business Services segment reported pretax income of $19.3 million improvement of $33.4 million over the prior year. Fiscal year 2003 include $11.8 million goodwill impairment.
- The Investment Services segment reported a pretax loss of $64.4 million improvement of $63.8 million over prior year. Fiscal year 2003 includ $24.0 million goodwill impairment.
- We began expensing stock-based compensation as of May 1, 2003. We reco $25.7 million in expense related to the issuance of stock options, restri stock and our employee stock purchase plan during fiscal year 2004.

Consolidated Results of Operations (in 0C

Year ended April 30,	**2004**	2003	20
REVENUES:			
U.S. Tax Operations	**$ 2,093,617**	$ 1,861,681	$ 1,831,2
Mortgage Operations	**1,281,399**	1,165,411	702,3
Business Services	**499,210**	434,140	416,9
Investment Services	**229,470**	200,794	250,6
International Tax Operations	**97,560**	85,082	78,7
Corporate Operations	**4,314**	(651)	5,7
	$ 4,205,570	$ 3,746,457	$ 3,285,7
INCOME (LOSS):			
U.S. Tax Operations	**$ 627,592**	$ 547,078	$ 533,4
Mortgage Operations	**678,261**	693,950	339,3
Business Services	**19,321**	(14,118)	22,7
Investment Services	**(64,446)**	(128,292)	(54,8
International Tax Operations	**11,097**	10,464	7,0
Corporate Operations	**(107,668)**	(122,005)	(130,9
Pretax income	**$ 1,164,157**	$ 987,077	$ 716,8

CRITICAL ACCOUNTING POLICIES

We consider the policies discussed below to be critical to securing an understanding of our financial statements, as they require the use of significant judgment and estimation in order to measure, at a specific point in time, matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, we caution that future events rarely develop precisely as forecast, and estimates routinely require adjustment and may require material adjustment.

Revenue recognition: We have many different revenue streams with different revenue recognition policies. We record retail and online tax preparation revenues when a completed return is filed or accepted by the customer. RAL participation revenue is recorded when we purchase our participation interest in the R Commission revenue is recognized on a trade-date basis. Business Servi revenues are recognized on a time and materials basis.

We recognize interest income on customer margin loan balances daily earned, based on current rates charged to customers for their margin balan Accretion income represents interest earned over the life of residual intere using the effective interest method.

We record sales of software when the product is ultimately sold to the end us POM revenues are deferred and recognized over the term of the guarantee bas upon historic and actual payment of claims.

Franchise royalties, which are based upon the contractual percentages of franchise revenues, are recorded in the period in which the franchise provides the service.

Gains on sales of mortgage loans: We sell substantially all of the non-prime mortgage loans we originate to the Trusts, which are qualifying special purpose entities ("QSPEs"), with servicing rights generally retained. Prime mortgage loans are sold in whole loan sales, servicing released, to third-party buyers. We record the gain on sale as the difference between cash proceeds and the allocated cost of loans sold.

We determine the allocated cost of loans sold based on the relative fair values of loans sold, MSRs and the beneficial interest in Trusts, which represents the ultimate expected outcome from the disposition of the loans. The relative fair value of the MSRs and the beneficial interest in Trust is determined using discounted cash flow models, which require various management assumptions (see discussion below in "Valuation of residual interests" and "Valuation of mortgage servicing rights"). Variations in these assumptions affect the estimated fair values, which would affect the reported gains on sales. Gains on sales of mortgage loans totaled $716.7 million, $663.6 million and $455.4 million for fiscal years 2004, 2003 and 2002, respectively.

See discussion in "Off-Balance Sheet Financing" related to the disposition of the loans by the Trusts and subsequent securitization by the Company.

Valuation of residual interests: We use discounted cash flow models to arrive at the estimated fair values of our residual interests. See Item 8, note 1 to our consolidated financial statements for our methodology used in valuing residual interests. Variations in our assumptions, including loss, prepayment speeds, discount rate and interest rate assumptions, could materially affect the estimated fair values, which may require us to record impairments or unrealized gains. In addition, variations will also affect the amount of residual interest accretion recorded on a monthly basis. Residual interests – available-for-sale valued at $211.0 million and $264.3 million were recorded as of April 30, 2004 and 2003, respectively. We recorded $167.1 million in net write-ups in other comprehensive income and $30.7 million in impairments in the income statement related to our residual interests during fiscal year 2004 as actual results differed from our assumptions. See Item 8, note 6 to our consolidated financial statements for current assumptions and a sensitivity analysis of those assumptions. See Item 7a for sensitivity analysis related to interest rates.

Valuation of mortgage servicing rights: We generally sell non-prime mortgage loans with servicing retained. MSRs are recorded at allocated carrying amounts based on relative fair values when the loans are sold (see discussion above in "Gains on sales of mortgage loans"). Fair values of MSRs are determined based on the present value of estimated future cash flows related to servicing loans. Assumptions used in estimating the value of MSRs include discount rates, prepayment speeds (including default) and other factors. The prepayment speeds are somewhat correlated with the movement of market interest rates. As market interest rates decline there is a corresponding increase in actual and expected borrower prepayments as customers refinance existing mortgages under more favorable interest rate terms. This in turn reduces the anticipated cash flows associated with servicing resulting in a reduction, or impairment, to the fair value of the capitalized MSR. Many non-prime loans have a prepayment penalty in place for the first two to three years, which has the effect of making prepayment speeds more predictable, regardless of market interest rate movements. Prepayment rates are estimated using our historical experience and third-party market sources. Variations in these assumptions could materially affect the carrying value of the MSRs.

MSRs are carried at the lower of cost or market and are reviewed quarterly for potential impairment. Impairment is assessed based on the fair value of each risk stratum. MSRs are stratified by: the fiscal year of the loan sale date (which approximates date of origination) and loan type (6-month adjustable, 2- to 3-year adjustable and fixed rate). Fair values take into account the historical prepayment activity of the related loans and our estimates of the remaining future cash flows to be generated through servicing the underlying mortgage loans. If actual prepayment rates prove to be higher than the estimate made by management impairment of the MSRs could occur. MSRs valued at $113.8 million and $99.3 million were recorded as of April 30, 2004 and 2003, respectively. There were no impairments to MSRs during fiscal year 2004. See Item 8, note 6 to our consolidated financial statements for current assumptions and a sensitivity analysis of those assumptions.

Valuation of goodwill: We test goodwill for impairment annually or more frequently whenever events occur or circumstances change which would, more likely than not, reduce the fair value of a reporting unit below its carrying amount We have defined our reporting units as our operating segments or one level below The first step of the impairment test is to compare the estimated fair value of the reporting unit to its carrying value. If the carrying value is less than fair value, no impairment exists. If the carrying value is greater than fair value, a second step is performed to determine the fair value of goodwill and the amount of impairment loss, if any. In estimating each reporting unit's fair value using discounted cash flow projections and market comparables, when available, we make assumptions including discount rates, growth rates and terminal values. Changes in the projections or assumptions could materially affect fair values. Our goodwill balances were $959.4 million and $714.2 million as of April 30, 2004 and 2003 respectively. No goodwill impairments were identified during fiscal year 2004.

In fiscal year 2003, a goodwill impairment charge of $24.0 million was recorded in the Investment Services segment due to unsettled market conditions. Also during 2003, our annual impairment test resulted in an impairment of $11.8 million for a reporting unit within the Business Services segment. No other impairments were identified.

Litigation: Our policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an analysis of historical experience in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," and related pronouncements. Therefore, we have recorded reserves related to certain legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, we have concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. In addition, there are certain gain contingencies for which we have not recorded an asset.

Stock-Based Compensation: We record compensation expense for the issuance of stock options, restricted shares and our employee stock purchase plan ("ESPP"). The expense is calculated based on the fair value of the options/shares and the number of options/shares that vest. We use the Black-Scholes model to calculate the fair value for stock options and ESPP shares using the following assumptions: stock volatility, expected life, risk-free interest rate and dividend yield. The fair value of restricted shares is the stock price on the date of the grant. We also estimate, based on historical data, the percent of options/shares that we expect to vest. The total expense is recognized on a straight-line basis over the vesting period. Variations in the assumptions used to calculate fair value could either positively or negatively affect the recorded expense. Variations in the estimate of vesting could result in timing adjustments recorded at the end of the vesting period.

We began expensing all stock-based compensation grants issued beginning on May 1, 2003. Therefore, our income statements do not fully reflect the expense related to all of our stock options and restricted shares outstanding. We recorded

$25.7 million and $2.1 million in stock-based compensation expense during fiscal year 2004 and 2003, respectively.

Additionally, changes in accounting rules related to stock-based compensation could result in changes to our assumptions of fair value and expense recognition.

Other significant accounting policies: Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters among topics currently under reexamination by accounting standards setters regulators. Although no specific conclusions reached by these standard set appear likely to cause a material change in our accounting policies, outco cannot be predicted with confidence. Also see Item 8, note 1 to our consolid financial statements, which discusses accounting policies we have selected w there are acceptable alternatives.

RESULTS OF OPERATIONS

Our business is divided into five reportable segments: U.S. Tax Operations, Mortgage Operations, Business Services, Investment Services and International Ta Operations.

U.S. TAX OPERATIONS

This segment primarily consists of our income tax preparation businesses – retail, online and software.

U.S. Tax Operations – Operating Statistics (in 000s, except average fee)

Year ended April 30,	**2004**	2003[1]	2002[1]
Clients served:			
Company-owned offices [2]	**9,811**	10,058	10,513
Former major franchise territories [3]	**775**	**	**
Total company-owned	**10,586**	10,058	10,513
Franchise offices	**5,413**	5,629	5,785
Former major franchise territories [3]	**16**	830	850
Total franchise	**5,429**	6,459	6,635
Digital tax solutions:			
Software [4]	**2,027**	1,963	1,825
Online [5]	**1,207**	920	481
	19,249	19,400	19,454
Average fee per client served: [7]			
Company-owned offices [2]	**$ 147.38**	$ 137.36	$ 128.69
Former major franchise territories [3]	**135.52**	**	**
Total company-owned	**146.51**	137.36	128.69
Franchise offices	**128.02**	117.42	108.82
Former major franchise territories [3]	**126.13**	122.96	112.31
Total franchise	**128.02**	118.14	109.27
	$ 140.24	$ 129.84	$ 121.18
RALs: [6]			
Company-owned offices [2]	**2,521**	2,758	2,844
Former major franchise territories [3]	**185**	**	**
Total company-owned	**2,706**	2,758	2,844
Franchise offices	**1,501**	1,595	1,573
Former major franchise territories [3]	**	188	189
Total franchise	**1,501**	1,783	1,762
Digital tax solutions:			
Software	**5**	—	11
Online	**57**	75	33
	4,269	4,616	4,650

U.S. Tax Operations – Financial Results (in 000s)

Year ended April 30,	**2004**	2003	2002
Tax preparation and related fees	**$ 1,519,238**	$ 1,378,733	$ 1,364,673
Royalties	**173,754**	163,519	154,780
RAL waiver fees	**6,548**	138,242	—
RAL participation fees	**168,375**	874	159,965
Software sales	**69,474**	62,368	54,823
Online tax services	**44,860**	26,290	14,606
Peace of Mind revenue	**75,025**	47,677	44,387
Other	**36,343**	43,978	38,040
Total revenues	**2,093,617**	1,861,681	1,831,274
Compensation and benefits	**662,326**	577,545	598,355
Occupancy and equipment	**235,469**	207,366	186,998
Depreciation and amortization	**54,879**	39,456	39,871
Supplies, freight and postage	**39,666**	39,579	35,989
Cost of software sales	**25,274**	20,085	19,947
Bad debt	**44,155**	17,358	38,235
Legal	**7,645**	69,783	7,641
Other	**126,338**	105,456	137,884
Allocated corporate and shared costs:			
Marketing	**110,807**	90,142	99,560
Information technology	**91,158**	77,285	77,230
Finance	**19,675**	22,367	13,270
Supply	**21,607**	19,724	19,508
Other	**27,026**	28,457	23,318
Total expenses	**1,466,025**	1,314,603	1,297,806
Pretax income	**$ 627,592**	$ 547,078	$ 533,468

[1] *Company-owned and franchise numbers for fiscal years 2003 and 2002 have not bee restated for franchise acquisitions during fiscal year 2004.*
[2] *Excludes company-owned offices in former major franchise territories, whi commenced operations during fiscal year 2004.*
[3] *Impact of company-owned offices in former major franchise territories, whi commenced operations during fiscal year 2004.*
[4] *Includes TaxCut federal units sold.*
[5] *Includes a) online completed and paid federal returns, and b) state returns only when payment was made for a federal return.*
[6] *Data is for tax season (January 1 – April 30) only.*
[7] *Calculated as gross tax preparation and related fees divided by clients served.*

Fiscal 2004 compared to fiscal 2003

U.S. Tax Operations' revenues increased $231.9 million, or 12.5%, to $2.1 billion for fiscal year 2004.

Tax preparation and related fees increased $140.5 million, or 10.2%, for fiscal year 2004, compared to fiscal year 2003. This increase is due to a 6.7% increase in the average fee per client served in company-owned offices, coupled with a 5.2% increase in clients served in those offices. The average fee per client served increased to $146.51 in fiscal year 2004, due to increases in our pricing and the complexity of returns prepared. Clients served increased to 10.6 million from 10.1 million as a result of the former major franchise territories. Excluding the impact of our acquisition of former major franchises, clients served declined 2.5%. We believe this decline is due to a combination of factors including a lack of office network density in some key areas of the country. Given the competitive environment and lack of density in key areas, we believe some potential clients, who are primarily motivated by convenience and who do not want to wait for service in our office or drive as far to our office, will instead go to a competitor who is perceived to be more convenient. This is an indication that, for certain consumers, we have not been able to effectively differentiate our services from the competition. See discussion of our future strategy in "Fiscal 2005 Outlook" below. We also believe our marketing campaign, which focused primarily on our brand, did not effectively drive clients, particularly early season filers, into our offices.

The average fee per client at our franchise offices increased 8.4%, while clients served declined 15.9%. The decline is due to the former major franchise territories being operated as company-owned for the majority of fiscal year 2004. These changes, coupled with the re-franchising of certain former major franchise territories at higher royalty rates, resulted in an increase in royalty revenue of 6.3%.

Revenues earned during the current year in connection with RAL participations totaled $168.4 million. These revenues are approximately $30.1 million higher than waiver fees earned during fiscal year 2003 and $8.4 million higher than participation fees earned in fiscal year 2002. See discussion on the waiver below. Our RAL participation revenues are benefiting from the new company-owned operations in former major franchise territories. We participate in RALs at a rate of nearly 50% for company-owned offices compared to 25% in major franchise offices. This increased participation rate has allowed our revenues to increase, although the number of RALs has declined 8.2% since fiscal year 2002.

During fiscal year 2003, we entered into an agreement with Household, whereby we waived our right to purchase any participation interests in and receive license fees for RALs during the period January 1 through April 30, 2003. In consideration for waiving these rights we received a series of payments from Household in fiscal year 2003, subject to certain adjustments in fiscal year 2004 based on delinquency rates. See discussion in Item 1, "RAL Participations and 2003 Tax Season Waiver."

A total of 3.8 million software units were sold during fiscal year 2004, an increase of 11.2% compared to unit sales of 3.4 million in 2003. Software units include TaxCut Federal, TaxCut State, DeductionPro, WillPower and Legal Advisor. Revenues from software sales of $69.5 million in fiscal year 2004 increased 11.4% as a result of the higher sales volume.

Online tax preparation revenues increased 70.6% to $44.9 million primarily as a result of an increase in the average price and a 31.2% increase in clients served. Increases in software and online unit sales have an especially beneficial impact to our earnings, as these operations have relatively low variable costs.

POM revenues for fiscal year 2004 increased $27.3 million, or 57.4%, primarily due to a change in accounting principle. Prior to the adoption of EITF 00-21, revenues related to POM guarantees in premium offices were recorded within tax preparation revenues. With the adoption of EITF 00-21, the revenues are deferred and recognized over the guarantee period. The increase over the prior year is a result of the amortization of larger deferred revenue balances established as j of the cumulative effect of a change in accounting principle. The cumulative ef will increase revenues this year and in future years, but is offset by $6.4 million reduction to consolidated net income in fiscal year 2004.

Total expenses for fiscal year 2004 were up $151.4 million, or 11.5%, from 2(These increased expenses were partially attributable to the operation of forı major franchise territories as company-owned. Compensation and bene increased $42.6 million as a result of the former major franchises and $20.2 mill due to field wages during the later part of the tax season. Additiona $12.9 million was incurred for the expensing of stock options awarded to seasc tax associates. Occupancy and equipment costs increased $28.1 million primarily to a 5.7% increase in the average rent and a 3.4% increase in the num of offices under lease. Depreciation and amortization increased as a result $9.0 million in intangible amortization from the acquisition of assets of forı major franchisees and additional equipment purchased for new office locati opened during the period. Bad debt expense increased $26.8 million as a resul bad debt expense associated with RAL participations, which was not recordec the prior year due to the waiver agreement. Allocated marketing costs increa $20.7 million as a result of additional marketing directed toward our br repositioning and raising consumer awareness of our advice offerings via Block Advantage Campaign. Allocated information technology costs increa $13.9 million as a result of additional technology projects.

These increases were partially offset by a $62.1 million decrease in le expenses, which is primarily a result of the Texas RAL litigation settlement other cases in the prior year. See discussion in "RAL Litigation" below.

Pretax income for fiscal year 2004 increased $80.5 million, or 14.7%, over 20 The segment's operating margin improved sixty basis points to 30.0% in fiscal y 2004.

Fiscal 2005 outlook

For us to successfully grow our client base in future years, we must improve convenience of our services through office expansion and differentiate the va of our services through advice and multi-channel access. In fiscal year 2005, plan to expand our company-owned office locations by 500-600 offices. We beli by investing in our office network, we can attract potential clients who primarily motivated by convenience. Although, we expect the additional offices to result in incremental revenues during fiscal year 2005, due to the cost expansion, we do not expect any growth in pretax income from this off expansion.

Over the past few fiscal years, we have focused on integrating actionable adv into our relationships with our tax clients. We continue each year to add n areas of free advice targeted at the individual client based on informati provided during the preparation of their tax return. We believe our advice-bas strategy is a key point of differentiation and strengthens our competitive positi In addition, our Licensed Referral Tax Professional ("LRTP") program, whi provides referrals to HRBFA financial advisors, is key to bringing financial advi and services to the portion of our client base where more sophisticat investment services are appropriate. Our fiscal year 2005 goal is to ha 2,500 LRTPs. We believe this advice relationship, as well as our ability to of retail mortgage products to our client base increases our tax client retention.

We will also continue to enhance our digital tax solutions. We believe our mu channel strategy not only allows clients to choose how they want to be served, t also allows us to appeal to a different client base than we do through our offic

Fiscal 2003 compared to fiscal 2002

U.S. Tax Operations' revenues increased $30.4 million, or 1.7%, to $1.9 billion f fiscal year 2003.

Tax preparation and related fees increased $14.1 million, or 1.0%, for fiscal year 2003, compared to fiscal year 2002. This increase is due to a 6.7% increase in our average fee per client served, partially offset by a 4.3% decrease in clients served in company-owned offices. The increase in the average fee per client served is primarily due to an increase in the complexity of returns prepared. The decrease in clients served in company-owned offices during fiscal year 2003 was driven primarily by the impact of the sustained weak economy. Additionally, due to the absence of substantive tax law changes, the marketing programs failed to attract as much new business as in the previous year.

Royalty revenue increased $8.7 million, or 5.6%. The average fee per client served at franchise offices increased 8.1%, while clients served declined 2.7%.

RAL waiver fees of $138.2 million were recognized during fiscal year 2003. We participated in RALs in fiscal year 2002 and recognized revenues of $160.0 million.

A total of 3.4 million software units were sold during fiscal year 2003, an increase of 12.1% compared to unit sales of 3.0 million in 2002. Revenues from software sales of $62.4 million in fiscal year 2003 increased 13.8% as a result of the higher sales volume. This increase was partially offset by increases in the number of rebates offered and customer rebate redemption rates.

Online tax preparation revenues increased 80.0% primarily as a result of a 91.3% increase in clients served.

Total expenses for fiscal year 2003 were up $16.8 million, or 1.3%, from 2002. These increased expenses were primarily attributable to a litigation reserve of $41.7 million recorded during the second quarter of fiscal year 2003 relating to Texas RAL litigation. Other legal costs increased $20.4 million due to various legal proceedings.

Occupancy and equipment costs increased $20.4 million due primarily to a 5.2% increase in the number of offices under lease and increases in related utility and other support charges. Allocated finance expenses increased $9.1 million, or 68.6%, primarily due to increased insurance costs. These increases were partially offset by a $20.8 million decrease in compensation and benefits. This decrease was due to better management of support staff wages, a decline in payroll taxes related to seasonal stock option exercises and changes in the tax preparer compensation plan. Bad debt expense declined $20.9 million as a result of collections of RAL receivables, which were written off in prior years, and the elimination of bad debt expense associated with RAL participations. Other expenses decreased $32.4 million from 2002 primarily due to reduced servicing expenses associated with prior year RAL participations.

Pretax income for fiscal year 2003 increased $13.6 million, or 2.6%, over 2002 The segment's operating margin improved thirty basis points to 29.4% in fisca year 2003.

RAL litigation

We have been named as a defendant in a number of lawsuits around the countr alleging that we engaged in wrongdoing with respect to the RAL program. I particular, the plaintiffs in these cases have alleged that disclosures in the RA applications were inadequate, misleading and untimely; that the RAL interest rate were usurious and unconscionable; that we suppressed the fact that we woul receive part of the finance charges paid by the customer for such loans; and tha we owe, and breached, a fiduciary duty to our customers in connection with th RAL program. In many of these cases, the plaintiffs seek to proceed on behalf of class of similarly situated RAL customers, and in certain instances the courts hav allowed the cases to proceed as class actions. In other cases, courts have hel that plaintiffs must pursue their claims on an individual basis, and may nc proceed as a class action. See Item 3, Legal Proceedings for addition information.

On November 19, 2002, we announced a settlement had been reached in th cases *Ronnie and Nancy Haese, et al. v. H&R Block, Inc., et al.*, Cas No. CV96-4213, District Court of Kleberg County, Texas (Haese I) and Ronnie an Nancy Haese, et al. v. H&R Block, Inc., et al., Case No. CV-99-314-D, District Cou of Kleberg County, Texas (Haese II), filed originally as one action on July 30, 199 As a result of that settlement, we recorded a liability and pretax expense ($43.5 million during the 2003 fiscal year. This represented our best estimate of ou share of the settlement, plaintiff class legal fees and expenses, tax products an associated mailing expenses. Our share of the settlement is less than the tot amount awarded due to amounts recoverable from a co-defendant in the case.

We believe we have strong defenses to the various RAL cases and wi vigorously defend our position. Nevertheless, the amounts claimed by th plaintiffs are, in some instances, very substantial, and there can be no assuranc as to the ultimate outcome of the pending RAL cases, or as to the impact of th RAL cases on our financial statements.

MORTGAGE OPERATIONS

This segment is primarily engaged in the origination of non-prime mortgage loans through an independent broker network, the origination of prime and non-prime mortgage loans through a retail office network, the sale and securitization of mortgage loans and residual interests, and the servicing of non-prime loans.

We believe offering retail mortgage products to other segments' clients results in added value to the total client experience. During fiscal year 2004, 48.9% of our retail loans were made to other segments' clients. We estimate, for those clients who purchase these products, their retention as a tax client improves by more than six percentage points.

Mortgage Operations – Operating Statistics (dollars in 000s)

Year ended April 30,	**2004**	2003	2002
Number of loans originated:			
Wholesale (non-prime)	**130,356**	93,497	74,208
Retail: Prime	**9,763**	12,361	7,935
Non-prime	**15,220**	9,983	7,190
Total	**155,339**	115,841	89,333
Volume of loans originated:			
Wholesale (non-prime)	**$ 20,150,992**	$ 13,659,243	$ 9,457,331
Retail: Prime	**1,258,347**	1,697,815	1,179,137
Non-prime	**1,846,674**	1,220,563	816,705
Total	**$ 23,256,013**	$ 16,577,621	$ 11,453,173
Loan sales:			
Loans originated	**$ 23,234,935**	$ 16,591,821	$ 11,440,190
Loans acquired	**–**	633,953	–
Total	**$ 23,234,935**	$ 17,225,774	$ 11,440,190
Weighted average FICO score [2]	**608**	604	600
Execution price – Net gain on sale [1]			
Loans originated and sold	**4.09%**	4.63%	4.30%
Loans acquired and sold	**–**	.18%	–
Total	**4.09%**	4.46%	4.30%
Weighted average interest rate for borrowers [2]	**7.39%**	8.15%	9.09%
Weighted average loan-to-value [2]	**78.1%**	78.7%	78.6%

[1] *Defined as total premium received divided by total balance of loans delivered to third-party investors or securitization vehicles (excluding mortgage servicing rights and the effect of loan origination expenses).*

[2] *Represents non-prime production.*

Mortgage Operations – Financial Results (in 00

Year ended April 30,	**2004**	2003	20
Components of gains on sales:			
Gains on mortgage loans	**$ 716,690**	$ 663,573	$ 455,3
Gains on sales of residual interests	**40,689**	130,881	–
Impairment of residual interests	**(30,661)**	(54,111)	(30,9
Total gains on sales	**726,718**	740,343	424,4
Loan servicing revenue	**211,710**	168,351	147,1
Interest income:			
Accretion-residual interests	**168,029**	145,165	50,5
Accretion-beneficial interest	**167,705**	103,294	70,6
Other interest income	**5,064**	5,421	6,6
Total interest income	**340,798**	253,880	127,8
Other	**2,173**	2,837	2,9
Total revenues	**1,281,399**	1,165,411	702,3
Compensation and benefits	**297,441**	242,143	171,0
Servicing and processing	**107,538**	74,774	86,1
Occupancy and equipment	**49,231**	42,626	30,7
Other	**148,928**	111,918	75,01
Total expenses	**603,138**	471,461	362,94
Pretax income	**$ 678,261**	$ 693,950	$ 339,3

Fiscal 2004 compared to fiscal 2003

Mortgage Operations' revenues increased $116.0 million, or 10.0%, compared the prior year. This increase was primarily a result of higher servicing incor increased production volumes and accretion.

The following table summarizes the key drivers of gains on sales of mortga loans:

(dollars in 000

Year ended April 30,	**2004**	200
Number of sales associates [1]	**2,812**	2,22
Total number of applications	**269,267**	216,49
Closing ratio [2]	**57.7%**	53.5
Total number of originations	**155,339**	115,84
Average loan size	**$ 150**	$ 14
Total originations	**$ 23,256,013**	$ 16,577,62
Non-prime/prime origination ratio	**17.5:1**	8.8:
Loan sales	**$ 23,234,935**	$ 17,225,77
Execution price – net gain on sale [3]	**4.09%**	4.46

[1] *Includes all direct sales and back office sales support associates.*

[2] *Percentage of loans funded divided by total applications in the period.*

[3] *Defined as total premium received divided by total balance of loans delivered to thi party investors or securitization vehicles (excluding mortgage servicing rights and effect of loan origination expenses).*

Gains on sales of mortgage loans increased $53.1 million to $716.7 million for the year ended April 30, 2004. The increase over last year is a result of a significant increase in loan origination volume, an increase in the average loan size and the closing ratio, partially offset by a decrease in the loan sale execution price and increased loan sale repurchase reserves. During the year, the Company originated $23.3 billion in mortgage loans compared to $16.6 billion last year, an increase of 40.3%. The execution price on mortgage loan sales decreased primarily due to lower mortgage rates as the non-prime industry adjusted rates to reflect changes in the market interest rates. The loan sale repurchase reserves, which are netted against gains on sales, increased $25.5 million over the prior year. This increase is primarily a result of an increase in loan sales coupled with the increase in whole loan sales compared to securitizations, for which higher reserves are provided at the time of sale for estimated repurchases. Whole loan sales accounted for 76% of total loan sales, compared to 41% in the prior year.

In November 2002, the Company completed the sale of previously securitized residual interests and recorded a gain of $130.9 million. This sale accelerated cash flows from these residual interests, effectively realizing previously recorded unrealized gains included in other comprehensive income. Two smaller transactions were completed in fiscal year 2004, which resulted in gains of $40.7 million.

Impairments of residual interests in securitizations of $30.7 million were recognized during the year compared with $54.1 million in the prior year. The impairments were due primarily to loan performance of older residuals and changes in assumptions to more closely align with the current economic and interest rate environment.

The following table summarizes the key drivers of loan servicing revenues:

(dollars in 000s)

Year ended April 30,	**2004**	2003
Average servicing portfolio:		
With related MSRs	**$ 32,039,811**	$ 23,858,490
Without related MSRs	**6,481,069**	3,883,980
	$ 38,520,880	$ 27,742,470
Number of loans serviced	**324,364**	246,463
Average delinquency rate	**6.04%**	7.08%
Value of MSRs	**$ 113,821**	$ 99,265

Loan servicing revenues increased $43.4 million, or 25.8%, this year. The increase reflects a higher average loan servicing portfolio, which was partially offset by the reduction of certain of our ancillary fees previously charged to borrowers. The average servicing portfolio for fiscal year 2004 increased 38.9%.

Total accretion of residual interests increased $22.9 million over the prior year. This improvement is the result of write-ups in the related asset values in fiscal years 2003 and 2004. Increases in fair value are realized in income through accretion over the remaining expected life of the residual interest.

For the majority of fiscal year 2004, our residual interests continued to perform better than expected primarily due to lower interest rates during the first part of the year and due to lower credit losses than assumed during the later part of the year. As a result of this performance, our residuals have produced, or are expected to produce, more cash proceeds than projected in previous valuation models. We recorded favorable pretax mark-to-market adjustments, which increased the fair value of our residual interests $199.7 million during the year. These adjustments were recorded, net of write-downs of $32.6 million and deferred taxes of $63.8 million, in other comprehensive income and will be accreted into income throughout the remaining life of the residual interests. Future changes in interest rates, actual loan pool performance or other assumptions could cause additional favorable or unfavorable adjustments to the fair value of the residual interests and could cause changes to the accretion o these residual interests in future periods. Additionally, sales of previousl securitized residual interests results in decreases to accretion income in futur periods.

Accretion of beneficial interest in Trusts increased $64.4 million, or 62.4%, i 2004. The balance of loans held by the Trusts and the interest margin earne impacts our accretion. The average balance of loans held by the Trusts increase to $3.2 billion from $1.8 billion in the prior year. The interest margin is th difference between the rate on the underlying loans and the financing costs of th Trusts. The interest rate margin decreased to 5.40% during fiscal year 2004, fron 5.76% in 2003.

Total expenses increased $131.7 million, or 27.9%, over the prior year. Servicin and processing expenses increased $32.8 million, or 43.8%, as a result of a highe average servicing portfolio and the acceleration of amortization of certain MSRs Compensation and benefits increased $55.3 million as a result of a 22.9% increas in the number of employees, reflecting resources needed to support higher loa production volumes. Other expenses increased $37.0 million, or 33.1%, for th current year, primarily due to $10.4 million in increased marketing expense primarily for retail mortgage direct mail advertising, $13.5 million in increase allocated corporate and shared costs and $7.2 million in increased consultin expenses. Allocated costs increased due to higher insurance costs and th expensing of stock-based compensation. Occupancy and equipment expense increased $6.6 million due to nine additional branch offices opened since Octobe 2002, continued expansion of a second servicing center that opened in Augus 2002 and additional administrative office space.

Pretax income decreased $15.7 million, or 2.3%, for fiscal year 2004.

Fiscal 2005 outlook

We believe fiscal year 2005 will generally be a rising interest rate environment. In rising interest rate environment, we expect our profit margins will narrow due t less favorable loan execution pricing compared to the sustained period c declining rates over the last two fiscal years. Actual execution pricing for th fourth quarter and full fiscal year 2004 was 3.96% and 4.09%, respectively. As c April 30, 2004, we have forward loan sale commitments at an average executio price of 4.38%.

With the rising interest rates we have raised our coupon rate since year-en Although the timing and magnitude of changes to non-prime mortgage intere rates may differ from changes in other market interest rates, we will be utilizir various strategies in fiscal year 2005 to manage our pricing in a competitive ra environment.

Additionally, we believe we can grow our originations at a modest level t continued expansion of our retail business and focusing on controllable drivers our wholesale business. These drivers include geographic expansion, growing o sales force, increasing our penetration of existing broker relationships ar continuing to improve our closing ratios.

Based on these assumptions, we expect our mortgage segment pretax incon to be flat to slightly down from this year, excluding the gain on sale of previous securitized residual interests.

Fiscal 2003 compared to fiscal 2002

Mortgage Operations' revenues increased $463.1 million, or 65.9%, compared fiscal year 2002. This increase was primarily a result of increased productic volumes and related sales execution pricing, gains on sales of previous securitized residuals and accretion on residual interests.

Gains on sales of mortgage loans increased $208.2 million to $663.6 million f the year ended April 30, 2003. The increase over the prior year is a result of significant increase in loan origination volume, an increase in the average lo size, the closing ratio and the loan sale execution price. During 2003, the Compa originated $16.6 billion in mortgage loans compared to $11.5 billion in 2002, an increase of 44.7%. The execution price on mortgage loan sales increased primarily due to declining interest rates during the year, offset by a decline in the weighted-average coupon rate charged to borrowers.

In November 2002, the Company completed the sale of previously securitized residual interests and recorded a gain of $130.9 million.

Impairments of residual interests in securitizations of $54.1 million were recognized during fiscal year 2003, due primarily to loan performance of older residuals and changes in assumptions to more closely align with the current economic and interest rate environment.

Loan servicing revenues increased $21.2 million, or 14.4%, over fiscal year 2002. The increase reflects a higher average loan servicing portfolio. The average servicing portfolio for fiscal year 2003 increased 39.4%.

Total accretion of residual interests increased $94.6 million over fiscal year 2002. This improvement is the result of increases in the related asset values in fiscal years 2002 and 2003. Increases in fair value are realized in income through accretion over the remaining expected life of the residual interest.

We recorded favorable pretax mark-to-market adjustments, which increased the fair value of our residual interests $203.8 million during fiscal year 2003, and write-downs of $19.1 million. These adjustments were recorded, net of write-downs and deferred taxes of $70.5 million, in other comprehensive income and will accreted into income throughout the remaining life of the residual interests.

Accretion of beneficial interest in Trusts increased $32.6 million, or 46.2% 2003, due to the average balance on loans held by the Trusts increasing $1.8 billion from $1.2 billion in fiscal year 2002. Also contributing to the incre was higher interest margin earned. The interest rate margin increased to 5. during fiscal year 2003, from 5.58% in 2002.

Total expenses increased $108.5 million, or 29.9%, over fiscal year 2002. 1 increase is primarily due to a $71.1 million increase in compensation and bene as a result of a 23.2% increase in the number of employees, reflecting resour needed to support higher loan production volumes. Occupancy and equipm expenses increased $11.9 million due to the opening of an additional servic center and expansion of the servicing and information technology facilities support the higher overall activity levels. Servicing and processing expen declined due to an impairment of $11.6 million on servicing assets recor during fiscal year 2002, while only $866 thousand was recorded in fiscal year 2(Other expenses increased $36.9 million, or 49.2%, primarily due to increa consulting, depreciation and marketing expenses.

Pretax income increased $354.6 million, or 104.5%, for fiscal year 2003.

BUSINESS SERVICES

This segment offers middle-market companies accounting, tax and consulting services, wealth management, retirement resources, payroll services, corporate finance and financial process outsourcing.

Business Services – Operating Statistics

Year ended April 30,	**2004**	2003	2002
Accounting, tax and consulting:			
Chargeable hours	**2,598,397**	2,583,505	2,675,704
Chargeable hours per person	**1,414**	1,388	1,399
Net collected rate per hour	**$ 124**	$ 120	$ 113
Average margin per person	**$ 102,496**	$ 97,117	$ 94,052
Capital markets:			
Platforms delivered	**1,293**	655	(1)

(1) *Not comparable due to mid-year acquisition of capital markets business.*

Business Services – Financial Results (in 000s)

Year ended April 30,	**2004**	2003	2002
Accounting, tax and consulting	**$ 372,423**	$ 352,102	$ 365,194
Capital markets	**73,857**	35,626	10,756
Payroll, benefits and retirement services	**21,107**	20,578	17,048
Other	**31,823**	25,834	23,928
Total revenues	**499,210**	434,140	416,926
Compensation and benefits	**336,073**	292,291	265,960
Occupancy and equipment	**25,277**	24,428	19,957
Depreciation and amortization	**23,002**	23,044	21,339
Impairment of goodwill	**–**	11,777	–
Other	**95,537**	96,718	86,954
Total expenses	**479,889**	448,258	394,210
Pretax income (loss)	**$ 19,321**	$ (14,118)	$ 22,716

Fiscal 2004 compared to fiscal 2003

Business Services' revenues for fiscal year 2004 improved $65.1 million, or 15.0%, over the prior year. This increase was primarily due to a $38.2 million increase in capital markets revenue resulting from a 97.4% increase in the number of platforms delivered.

Revenues in accounting, tax and consulting also increased $20.3 million over the prior year as a result of newly acquired tax businesses and increased productivity. The acquisition of U.S. Tax Operations' former major franchises allowed us to acquire the tax businesses associated with the original M&P acquisition. We were previously unable to acquire and operate these businesses in direct competition with major franchise territories. The acquired tax businesses contributed $13.0 million in revenues in the current fiscal year. Th[e] remainder of the increase was driven primarily by a 3.3% increase in the ne[t] collected rate per hour.

Total expenses increased $31.6 million, or 7.1%, over the prior year[.] Compensation and benefits costs increased $43.8 million, primarily as a result o[f] increased activity in the capital markets business and increased costs i[n] traditional accounting. A goodwill impairment charge of $11.8 million wa[s] recorded in the prior year. No such impairment was recorded in fiscal year 2004[.]

Pretax income for the year ended April 30, 2004 was $19.3 million compared t[o] a loss of $14.1 million in fiscal year 2003.

Fiscal 2005 outlook

Our focus for fiscal year 2005 is growing the business within our current market[s] by expanding our services to existing clients and by targeting other mid-siz[e] companies in those areas. To achieve this goal, we began the development of [a] national sales force in fiscal year 2004 and we plan to continue to roll thi[s] initiative out in fiscal year 2005. Additionally, in May 2004 we initiated ne[w] marketing efforts designed to promote brand awareness and the services we offe[r.] We have no major acquisition plans for fiscal year 2005.

Fiscal 2003 compared to fiscal 2002

Business Services' revenues for fiscal year 2003 improved $17.2 million, or 4.1[%] over fiscal year 2002. This increase was primarily due to the acquisition of Equic[o] Resources, LLC ("EquiCo") in December 2001, which contributed an increase [of] $24.9 million over fiscal year 2002. Revenues from traditional accounting servic[es] declined $13.1 million over fiscal year 2002 as a result of a 20.0% reduction in ta[x] planning services sold and lower revenues per unit sold. This decline wa[s] somewhat offset by growth in core accounting and tax services, driven primari[ly] by an increase in the net collected rate per hour. Additionally, fiscal year 2003 wa[s] the first year there was no significant year-over-year growth related to ne[w] acquisitions. In fiscal year 2003 we acquired only a few businesses to add scale [to] existing offices and only one new location was added, resulting in an increase [of] $1.7 million in revenues.

Deferred revenue increased $12.2 million in fiscal year 2003 due to a backlog [of] scheduled capital markets platforms resulting from staffing shortages.

Total expenses increased $54.0 million, or 13.7%, over fiscal year 200[2.] Compensation and benefits costs increased $26.3 million and occupancy a[nd] equipment costs increased $4.5 million, primarily as a result of the EquiCo a[nd] MyBenefitSource, Inc. ("MBS") acquisitions in December 2001. Other expens[es] increased by $9.8 million primarily due to increased legal and travel expens[es] both related to EquiCo and MBS. As part of our annual goodwill impairme[nt] testing, an impairment charge of $11.8 million was recorded related to MBS [in] fiscal year 2003.

The pretax loss for fiscal year 2003 was $14.1 million compared to pret[ax] income of $22.7 million in fiscal year 2002.

INVESTMENT SERVICES

This segment is primarily engaged in offering advice-based investment services and securities products. Our integration of investment advice and new product offerings have allowed us to shift our focus from a transaction-based cli[ent] relationship to a more advice-based focus.

Investment Services – Operating Statistics

Year ended April 30,	**2004**	2003	2002
Customer trades [1]	**1,514,969**	1,218,092	1,536,930
Daily average trades	**5,918**	4,853	6,123
Average revenue per trade [2]	**$ 119.36**	$ 120.15	$ 106.42
Active accounts	**863,116**	752,903	695,355
Assets under administration (billions)	**$ 26.7**	$ 22.3	$ 27.3
Average assets per active account	**$ 30,970**	$ 29,616	$ 39,261
Ending margin balances (millions)	**$ 608**	$ 486	$ 801
Ending customer payables balances (millions)	**$ 1,007**	$ 848	$ 825
Number of advisors [3]	**1,009**	984	1,211
Included in the numbers above are the following relating to fee-based accounts:			
Customer accounts	**6,964**	4,680	3,339
Average revenue per account	**$ 1,572**	$ 1,442	$ 449
Assets under administration (millions)	**$ 1,494**	$ 789	$ 512
Average assets per active account	**$ 214,537**	$ 168,522	$ 153,323

[1] *Includes both trades on which commissions are earned ("commissionable trades") and trades for which no commission is earned ("fee-based trades"). Excludes open-ended mutual fund redemptions.*
[2] *Calculated as total commissions divided by commissionable trades.*
[3] *Fiscal year 2003 and 2002 advisors have been adjusted to exclude sales assistants.*

Investment Services – Financial Results (in

Year ended April 30,	**2004**	2003	20
Transactional revenue	**$ 101,634**	$ 93,422	$ 123,9
Annuitized revenue	**59,696**	37,358	25,6
Production revenue	**161,330**	130,780	149,6
Other revenue	**34,732**	32,714	33,1
Non-interest revenue	**196,062**	163,494	182,8
Margin interest revenue	**33,408**	37,300	67,8
Less: interest expense	**(1,358)**	(4,830)	(14,7
Net interest revenue	**32,050**	32,470	53,1
Total revenues [1]	**228,112**	195,964	235,9
Commissions	**53,851**	41,748	46,4
Other variable expenses	**3,866**	4,234	9,2
Total variable expenses	**57,717**	45,982	55,7
Gross profit	**170,395**	149,982	180,1
Compensation and benefits	**97,151**	92,978	93,31
Occupancy and equipment	**29,054**	30,323	29,10
Depreciation and amortization	**45,129**	51,791	49,86
Impairment of goodwill	**-**	24,000	-
Other	**44,426**	63,933	48,06
Allocated corporate and shared costs	**19,081**	15,249	14,69
Total fixed expenses	**234,841**	278,274	235,04
Pretax loss	**$ (64,446)**	$ (128,292)	$ (54,86

[1] *Total revenues, less interest expense*

Fiscal 2004 compared to fiscal 2003

Investment Services' revenues, net of interest expense, for fiscal year 20 increased $32.1 million, or 16.4%, over the prior year. The improvement primarily due to the increase in annuitized revenues.

Transactional revenue, which is based on transaction or trade quantiti increased $8.2 million, or 8.8%, from the prior year due to a 24.4% increase trading activity, partially offset by a slight decline in average revenue per trac Annuitized revenues increased $22.3 million, or 59.8%, due to increased sales annuities and mutual funds. The increase in production revenues is also due to increase in advisor productivity. We added a net 25 advisors this year and advis productivity continues to improve. Productivity averaged approximately $166,0 per advisor compared to $122,000 last year.

Margin interest revenue declined $3.9 million, or 10.4%, from the prior ye primarily as a result of a 5.5% decline in average margin balances coupled wi lower interest rates. Margin balances declined from an average of $577.0 million fiscal year 2003 to $545.0 million in the current year. Accordingly, interest expen for fiscal year 2004 declined $3.5 million, or 71.9%, from fiscal year 2003. Marg balances, which steadily declined during most of 2003, have steadily increased the last several months of fiscal year 2004 and averaged $600.0 million for th fourth quarter.

Total expenses decreased $31.7 million, or 9.8%, primarily due to th $24.0 million goodwill impairment charge recorded last year. Other expens decreased $19.5 million primarily as a result of a reduction in consulting and leg expenses. These decreases were partially offset by a $12.1 million increase i commissions expense due to the increase in customer trading and higher averag commissions paid.

The pretax loss for Investment Services for fiscal year 2004 was $64.4 million compared to a loss of $128.3 million last year.

Fiscal 2005 outlook

We believe the key to segment profitability is the recruitment and retention of experienced financial advisors. See additional discussion of our advisor production in Item 1, "Description of Business." Our goal is to hire 250-300 experienced advisors in fiscal year 2005. We are also partnering with the U.S. Tax Operation segment in the LRTP program, which focuses on adding advice to our tax client relationships through licensing and aligning tax professionals with financial advisors. See additional discussion above in U.S. Tax Operations outlook section.

Although we expect to see continued improvements in our financial performance, we still expect to report an operating loss for fiscal year 2005.

Fiscal 2003 compared to fiscal 2002

Investment Services' revenues, net of interest expense, for fiscal year 2003 declined $40.0 million, or 16.9%, compared to fiscal year 2002. The decrease was primarily due to lower net interest income and lower transactional revenues.

Transactional revenue decreased $30.6 million, or 24.7%, from the prior year due to a 20.7% decline in trading activity, partially offset by an increase in average revenue per trade. Additionally, syndicate fee revenues of $6.7 million were included in Other revenues for fiscal year 2003 and in fiscal year 2002 they were included in Transactional revenue. Annuitized revenues increased $11.7 million, or 45.5%, due to increased sales of annuities and mutual funds.

Margin interest revenue declined $30.5 million, or 45.0%, from fiscal year 2002 primarily as a result of a 42.3% decline in average margin balances coupled with lower interest rates. Margin balances declined from an average of $1.0 billion foı fiscal year 2002 to $577.0 million in 2003. Accordingly, interest expense for fiscal year 2003 declined $9.9 million, or 67.2%, from fiscal year 2002.

Total expenses increased $33.5 million, or 11.5%, primarily due to a $24.0 millior goodwill impairment charge recorded during fiscal year 2003. During the firsı quarter of fiscal year 2003, in light of unsettled market conditions and the severe decline of comparable business valuations in the investment industry, we engagec an independent valuation firm to perform the goodwill impairment test, iı accordance with Statement of Financial Accounting Standards No. 142, "Goodwil and Other Intangible Assets," on the Investment Services segment. As a result, the $24.0 million impairment charge was recorded.

Additional expense increases resulted from various new initiatives to expanc products and the business, including the installation of a new back offic brokerage operating system, relocation to new offices and advisor recruitmen initiatives. These increases were partially offset by a decrease in commission expense due to the decline in customer trading and cost containment measures

As a result of meeting certain three-year production goals established iı connection with the acquisition of OLDE Financial, certain long-term advisor were eligible to receive a one-time retention payment. The retention period wa through December 31, 2002. Retention payments under this plan of approximatel $17.0 million were accrued through the third quarter of fiscal year 2003. Th retention payments were paid out in February 2003.

The pretax loss for Investment Services for fiscal year 2003 was $128.3 millioı compared to the prior year loss of $54.9 million.

INTERNATIONAL TAX OPERATIONS

This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom. In addition, International Tax Operations includes Overseas operations, which consists of company-owned and franchise offices preparing tax returns for U.S. citizens living abroad.

Operations in this segment are transacted in the local currencies of the countries in which they operate, therefore the results can be affected by the translation into U.S. dollars. The weakening of the U.S. dollar during the current year had the impact of increasing reported revenues, income and losses.

International Tax Operations – Financial Results (in 000s)

Year ended April 30,	**2004**	2003	2002
Canada	**$ 64,238**	$ 57,985	$ 55,753
Australia	**26,577**	20,614	17,701
Other	**6,745**	6,483	5,256
Total revenues	**97,560**	85,082	78,710
Canada	**8,888**	8,108	7,728
Australia	**4,609**	3,802	2,912
Other	**(2,400)**	(1,446)	(3,547)
Pretax income	**$ 11,097**	$ 10,464	$ 7,093

Fiscal 2004 compared to fiscal 2003

International Tax Operations' revenues for the year ended April 30, 2004 increased $12.5 million, or 14.7%, compared to the prior year. This improvement is due to results in Canada and Australia. Revenues in Canada increased $6.3 million, or 10.8%, entirely as a result of favorable foreign exchange rates. Revenues i Canadian dollars declined 0.4% primarily due to a 3.5% decline in the averag charge per return, somewhat offset by an increase in company-owned tax return prepared, most of which were discounted returns. The decline in average charg resulted from our current year marketing program, which was designed to attrac students and younger filers. Of the $6.0 million increase in Australian revenue $4.9 million was due to favorable foreign exchange rates. Additionally, tax returr prepared in company-owned offices in fiscal year 2004 increased 3.7% compare to the prior year and the average charge per return increased 2.0%.

Pretax income improved $0.6 million, or 6.1%, primarily due to exchange rate as earnings in local currencies were similar to the prior year.

Fiscal 2003 compared to fiscal 2002

International Tax Operations' revenues for the year ended April 30, 2003 increase $6.4 million, or 8.1%, compared to fiscal year 2002. This improvement is primari due to results in Australia, where tax returns prepared in company-owned offic in fiscal year 2003 increased 3.7% compared to 2002 and the average charge p return increased 3.0%. Revenues in Canada increased $2.2 million, or 4.0%, entire as a result of foreign exchange rates. Revenues in Canadian dollars declined 2.3 primarily due to the sale of certain operations during 2003 and a decline in tl number of returns prepared. Tax returns prepared declined 3.7% as a result increased competition in the major metropolitan areas.

Pretax income improved $3.4 million, or 47.5%, primarily due to cost savings the United Kingdom as a result of business restructuring and the write-off intangible assets in the prior year, which is included in "Other" in the above tabl

CORPORATE OPERATIONS

This segment consists primarily of corporate support departments, which provide services to our operating segments. These support departments consist of marketing, information technology, facilities, human resources, executive, legal, finance, government relations and corporate communications. Support department costs are generally allocated to our operating segments. Our captive insurance, franchise financing and small business initiative subsidiaries are also included within this segment.

Corporate Operations – Financial Results (in 000s)

Year ended April 30,	**2004**	2003	2002
Operating revenues	**$ 12,532**	$ 6,448	$ 12,603
Eliminations	**(8,218)**	(7,099)	(6,830)
Total revenues	**4,314**	(651)	5,773
Corporate expenses:			
Compensation and benefits	**12,670**	14,959	14,703
Interest expense:			
Acquisition debt	**68,815**	72,766	79,002
Other interest	**693**	1,106	3,777
Marketing and advertising	**1,409**	4,518	4,600
Other	**36,299**	33,438	36,392
	119,886	126,787	138,474
Support departments:			
Information technology	**110,569**	92,899	84,834
Marketing	**110,507**	88,819	85,087
Finance	**33,829**	30,232	19,795
Other	**78,521**	65,730	58,749
	333,426	277,680	248,465
Allocation of corporate and shared costs	**(336,639)**	(280,677)	(247,106)
Investment income, net	**4,691**	2,436	3,097
Pretax loss	**$ (107,668)**	$ (122,005)	$ (130,963)

Fiscal 2004 compared to fiscal 2003

Corporate Operations' revenues increased $5.0 million primarily as a result of operating capital gains of $1.0 million in the current year compared to a $2.0 million write-off of investments at our captive insurance subsidiary improved results from our small business subsidiary.

Corporate expenses declined $6.9 million, or 5.4%, due primarily to lo interest expense. Interest expense on acquisition debt declined as a resul lower financing costs and a scheduled payment of $45.1 million in August 2C

Information technology department expenses increased $17.7 million, or 19 primarily due to additional resources needed to support additional projects behalf of the operating segments and other support departments. Marke department expenses increased $21.7 million, or 24.4%, primarily as a resul marketing initiatives for U.S. Tax Operations directed toward our br repositioning and raising consumer awareness of our advice offerings.

The pretax loss was $107.7 million, compared with last year's loss $122.0 million.

Our effective income tax rate for fiscal year 2004 decreased to 39.5% compa to 41.2% in fiscal year 2003, primarily as a result of non-deductible good impairment charges recorded in the prior year.

Fiscal 2003 compared to fiscal 2002

Corporate Operations' revenues declined $6.4 million primarily as a result ($4.2 million decrease in operating interest income and a $2.0 million write-of investments at our captive insurance subsidiary.

Corporate expenses declined $11.7 million, or 8.4%, due primarily to lo interest expense. Interest expense on acquisition debt declined as a result lower financing costs and a payment of $39.8 million in August 2002.

Information technology department expenses increased $8.1 million, or 9. primarily due to a 20.5% increase in department personnel to support additio projects on behalf of the operating segments. Finance department expen increased $10.4 million, or 52.7%, primarily as a result of $4.7 million in increa insurance costs and $2.4 million in additional consulting fees over fiscal year 2C

The pretax loss was $122.0 million, compared with the fiscal year 2002 loss $131.0 million.

Our effective income tax rate for fiscal year 2003 increased to 41.2% compa to 39.4% in fiscal year 2002, primarily as a result of non-deductible good impairment charges recorded in 2003.

FINANCIAL CONDITION

CAPITAL RESOURCES & LIQUIDITY BY SEGMENT

Our sources of capital include cash from operations, issuances of common stock and debt. We use capital primarily to fund working capital requirements, pay dividends, repurchase our shares and acquire businesses.

Cash From Operations. Operating cash flows totaled $926.8 million, $690.8 million and $741.4 million in fiscal years 2004, 2003 and 2002, respectively. Operating cash flows in fiscal year 2004 improved compared to fiscal year 2003 due to an increase of $117.8 million in net income and increased cash flows from both Mortgage Operations and U.S. Tax Operations. Mortgage Operations contributed $278.5 million to cash from operations in the current year compared to $145.0 million in fiscal year 2003. U.S. Tax Operations contributed $521.6 million in operating cash flows this year compared to $410.2 million in the prior year.

Issuances of Common Stock. We issue shares of our common stock accordance with our stock-based compensation plans out of our treasury shar Proceeds from the issuance of common stock totaled $120.0 million, $12 million and $195.2 million in fiscal years 2004, 2003 and 2002, respectively.

Dividends. We have consistently paid quarterly dividends. Dividends p totaled $138.4 million, $125.9 million and $115.7 million in fiscal years 2004, 2C and 2002, respectively.

Share Repurchases. On June 9, 2004, our Board of Directors approved authorization to repurchase an additional 15 million shares. This authorization in addition to the authorization of 20 million shares on June 11, 2003 a 15 million shares on September 12, 2001. During fiscal year 2004, we repurchas 10.6 million shares pursuant to these authorizations at an aggregate price

518.5 million or an average price of $48.90 per share. There were 11.3 million shares remaining under the 2003 authorization and no shares remaining under the 2001 authorization at the end of fiscal year 2004.

We plan to continue to purchase shares on the open market in accordance with these authorizations, subject to various factors including the price of the stock, the availability of excess cash, our ability to maintain liquidity and financial flexibility, securities laws restrictions and other investment opportunities available.

Acquisitions. We, from time to time, acquire businesses that are a good strategic fit to our organization. Significant acquisitions during fiscal year 2004 were the former major franchise territories we now operate as company-owned. Cash paid in fiscal year 2004 related to the acquisition of these territories totaled $243.2 million. Total cash paid for acquisitions was $280.9 million during fiscal year 2004 and $26.4 million during fiscal year 2003.

Restricted Cash. We hold certain cash balances that are restricted as to use. Cash and cash equivalents – restricted totaled $545.4 million at fiscal year end. Investment Services held $531.6 million of this total segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Investment Services restricted cash balance has grown from $400.1 million at the beginning of fiscal year 2004 as customer credit balances have increased at a faster pace than customer debit balances. Restricted cash of $13.2 million at April 30, 2004 held by Business Services is related to funds held to pay payroll taxes on behalf of its customers. Restricted cash held by Mortgage Operations totaled $0.6 million at April 30, 2004 as a result of cash held for outstanding commitments to fund mortgage loans.

Fiscal year 2005 outlook. We are planning on refinancing our $250.0 million in Senior Notes, which are due in November 2004.

We are also beginning construction on a new world headquarters facility during fiscal year 2005. Estimated construction costs during fiscal year 2005 of $18 million will be financed from operating cash flows.

A condensed consolidating statement of cash flows by segment for the fiscal year ended April 30, 2004 follows. Generally, interest is not charged on intercompany activities between segments. Detailed consolidated statements of cash flows are located in Item 8.

(in 000s)

	U.S. Tax Operations	Mortgage Operations	Business Services	Investment Services	International Tax Operations	Corporate Operations	Consolidated H&R Block
Cash provided by (used in):							
Operations	**$ 521,646**	**$ 278,461**	**$ 61,875**	**$ (28,200)**	**$ 19,458**	**$ 73,567**	**$ 926,807**
Investing	**(293,711)**	**219,111**	**(39,373)**	**(4,086)**	**(4,679)**	**(8,395)**	**(131,133)**
Financing	**–**	**–**	**(59,003)**	**–**	**(129)**	**(540,219)**	**(599,351)**
Net intercompany	**(188,699)**	**(546,609)**	**49,668**	**31,841**	**(13,831)**	**667,630**	**–**

Net intercompany activities are excluded from investing and financing activities within the segment cash flows. We believe that by excluding intercompany activities, the cash flows by segment more clearly depicts the cash generated and used by each segment. Had intercompany activities been included, those segments in a net lending situation would have been included in investing activities, and those in a net borrowing situation would have been included in financing activities.

U.S. Tax Operations: U.S. Tax Operations has historically been our largest provider of annual operating cash flows. The seasonal nature of U.S. Tax Operations generally results in a large positive operating cash flow in the fourth quarter. U.S. Tax Operations generated $521.6 million in operating cash flows primarily related to net income, as cash is generally collected from clients at the time services are rendered. Cash requirements for investing activities of $293.7 million includes $243.2 million paid to former major franchisees.

Household and its designated bank provide funding of all RALs offered pursuant to a contract that expires in June 2006. If Household and its designated bank do not continue to provide funding for RALs, we could seek other RAL lenders to continue offering RALs to our clients or consider alternative funding strategies. We believe that a number of suitable lenders would be available to replace Household should the need arise.

We also believe that the RAL program is a productive product line for the Company and a useful product for our customers. The RAL program is regularly reviewed both from a business perspective and to ensure compliance with applicable state and federal laws. It is our intention to continue to offer the RAL program in the foreseeable future.

Loss of the RAL program could adversely affect our operating results. In addition to the loss of revenues and income directly attributable to the RAL program, the inability to offer RALs could indirectly result in the loss of retail tax clients and associated tax preparation revenues, unless we were able to take mitigating actions. Revenues from RAL participations were $168.4 million for the year ended April 30, 2004, and after direct costs, contributed $92.7 million to the segment's results. Total revenues related to the RAL program (including revenue from participation interests) were $174.2 million for the year ended April 30, 2004 representing 4.1% of consolidated revenues. Revenues related to the RAL program totaled $142.1 million for the year ended April 30, 2003, representing 3.8% of consolidated revenues.

Mortgage Operations: This segment primarily generates cash as a result of the sale and securitization of mortgage loans and residual interests and as it residual interests mature. Mortgage Operations provided $278.5 million in cash from operating activities primarily due to the sale of mortgage loans. This segment also generated $219.1 million in cash from investing activities primarily related to cash received from the maturity and sales of residual interests.

Gains on Sales. Gains on sales of mortgage loans and related assets totaled $726.7 million, of which 87% was received as cash. The cash was primarily recorded as operating activities.

The percent of gains on sales of mortgage assets received as cash is calculated as follows:

(in 000s)

Year ended April 30,	2004	2003	2002
Cash:			
Whole loans sold by the Trusts	**$ 721,957**	$ 347,241	$ 65,219
Loans securitized	**198,226**	389,449	414,844
Sale of previously securitized residuals	**40,689**	130,881	–
Loan origination expenses, net	**(325,605)**	(203,511)	(116,699)
	635,267	664,060	363,364
Non-cash:			
Retained mortgage servicing rights	**84,274**	60,078	52,844
Additions (reductions) to balance sheet [1]	**11,490**	(10,829)	22,910
Changes in beneficial interest in Trusts	**37,918**	74,987	17,028
Impairments to fair value of residual interests	**(30,661)**	(54,111)	(30,987)
Net change in fair value of rate-lock commitments	**(11,570)**	6,158	(758)
	91,451	76,283	61,037
Reported gains on sales of mortgage assets	**$ 726,718**	$ 740,343	$ 424,401
% of gains received as cash	**87%**	90%	86%

[1] *Includes residual interests and interest rate caps.*

Another important measure of cash generation is the percentage of proceeds we receive from our capital market transactions. These amounts also included within the gain on sale of mortgage assets as reconciled below. percent calculation is as follows:

(in 0

Year ended April 30,	2004	2003	2(
Cash proceeds:			
Whole loans sold by the Trusts	**$ 721,957**	$ 347,241	$ 65,2
Loans securitized	**198,226**	389,449	414,8
Sale of previously securitized residuals	**40,689**	130,881	–
	960,872	867,571	480,C
Non-cash:			
Retained mortgage servicing rights	**84,274**	60,078	52,8
Additions (reductions) to balance sheet [1]	**11,490**	(10,829)	22,9
	95,764	49,249	75,7
Portion of gain on sale related to capital market transactions	**$ 1,056,636**	$ 916,820	$ 555,8
Other items included in gain on sale:			
Changes in beneficial interest in Trusts	**37,918**	74,987	17,0
Impairments to fair value of residual interests	**(30,661)**	(54,111)	(30,9
Net change in fair value of rate-lock commitments	**(11,570)**	6,158	(7
Loan origination expenses, net	**(325,605)**	(203,511)	(116,6
	(329,918)	(176,477)	(131,4
Reported gains on sales of mortgage assets	**$ 726,718**	$ 740,343	$ 424,4(
% of gain on sale related to capital market transactions received as cash [2]	**91%**	95%	86

[1] *Includes residual interests and interest rate caps.*
[2] *Cash proceeds divided by portion of gain on sale related to capital market transacti*

Warehouse Funding. We regularly sell loans as a source of liquidity. L sales in fiscal year 2004 were $23.2 billion compared with $17.2 billion in fis year 2003. Additionally, Block Financial Corporation ("BFC") provides additional $150 million line of credit for working capital needs.

To finance our prime originations, we utilize a warehouse facility with capa up to $50 million. This annual facility is currently in the final stage renegotiation, during which time the original maturity has been extended o month-to-month basis. This facility bears interest at one-month LIBOR plus 64 175 basis points. As of April 30, 2004 and 2003, the balance outstanding under t facility was $4.0 million and $6.3 million, respectively, and is included in accou payable, accrued expenses and other on the consolidated balance sheets.

See discussion of our non-prime warehouse facilities below in "Off-Bala Sheet Financing Arrangements."

We believe the sources of liquidity available to the Mortgage Operati segment are sufficient for its needs. Risks to the stability of these sources inclu but are not limited to, adverse changes in the perception of the non-pri industry, adverse changes in the regulation of non-prime lending, changes in t rating criteria of non-prime lending by third-party rating agencies and, to a les degree, reduction in the availability of third parties that provide cre enhancement. Past performance of the securitizations will also impact the segment's future participation in these markets. The five off-balance sheet warehouse facilities used by the Trusts, which have a total current capacity of $7.0 billion, are subject to annual renewal, each at a different time during the year, and any of the above events could lead to difficulty in renewing the lines. These risks are mitigated by a staggering of the renewal dates related to these warehouse lines and through the use of multiple lending institutions to secure these lines.

Business Services: Business Services funding requirements are largely related to receivables for completed work and "work in process." We provide funding sufficient to cover their working capital needs. Business Services also has future obligations and commitments, which are summarized in the tables below under "Contractual Obligations and Commercial Commitments."

This segment generated $61.9 million in operating cash flows primarily related to the collection of receivables and net income. Additionally, Business Services used $39.4 million in investing activities primarily related to contingent payments on prior acquisitions, and $59.0 million in financing activities as a result of payments on acquisition debt.

Investment Services: Investment Services, through HRBFA, is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers.

HRBFA is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and complies with the alternative capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $250,000 or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 120% of the minimum required net capital. At the end of fiscal year 2004, HRBFA's net capital of $115.5 million, which was 17.6% of aggregate debit items, exceeded its minimum required net capital of $13.2 million by $102.3 million. During fiscal year 2004, we contributed additional capital of $32.0 million, even though HRBFA was in excess of the minimum net capital requirement, and we may continue to do so in the future.

In fiscal year 2004, Investment Services used $28.2 million in its operating activities primarily due to the timing of cash deposits that are restricted for the benefit of customers.

To manage short-term liquidity, BFC provides HRBFA a $300 million unsecure credit facility. At the end of fiscal year 2004 there was no outstanding balance o this facility.

Liquidity needs relating to client trading and margin-borrowing activities ar met primarily through cash balances in client brokerage accounts and workin capital. We believe these sources of funds will continue to be the primary source of liquidity for Investment Services. Stock loans have historically been used as secondary source of funding and could be used in the future, if warranted.

Securities borrowed and securities loaned transactions are generally reporte as collateralized financings. These transactions require us to deposit cash and/c collateral with the lender. Securities loaned consist of securities owned b customers, which were purchased on margin. When loaning securities, we receiv cash collateral approximately equal to the value of the securities loaned. Th amount of cash collateral is adjusted, as required, for market fluctuations in th value of the securities loaned. Interest rates paid on the cash collateral fluctua as short-term interest rates change.

To satisfy the margin deposit requirement of client option transactions with th Options Clearing Corporation ("OCC"), Investment Services pledges customer margined securities. Pledged securities at the end of fiscal year 2004 totale $46.3 million, an excess of $7.9 million over the margin requirement. Pledge securities at the end of fiscal year 2003 totaled $39.7 million, an excess ($4.3 million over the margin requirement.

We believe the funding sources for Investment Services are stable. Liquidity ris within this segment is primarily limited to maintaining sufficient capital levels t obtain securities lending liquidity to support margin borrowing by customers.

International Tax Operations: International Tax Operations generated $19 million in cash flows from operating activities primarily due to its net income a cash is generally collected from clients when services are rendered.

International Tax Operations are generally self-funded. Cash balances are he in Canada, Australia and the United Kingdom independently in local currencie Block Canada has a commercial paper program up to $125 million (Canadian). April 30, 2004, there was no commercial paper outstanding. The peak borrowi during fiscal year 2004 was $61.0 million (Canadian).

OFF-BALANCE SHEET FINANCING ARRANGEMENTS

We are party to various transactions with an off-balance sheet component, including loan commitments and QSPEs, or Trusts.

We have commitments to fund mortgage loans in our pipeline of $2.6 billion at April 30, 2004, which are subject to conditions and loan contract verification. There is no commitment on the part of the borrower to close and fund on the mortgage loan at this stage of the lending process and external market forces impact the probability of these loan commitments being closed. Therefore, total commitments outstanding do not necessarily represent future cash requirements. If the loan commitments are exercised, they will be funded as described below.

Our relationships with the Trusts serve to reduce our capital investment in our non-prime mortgage operations. These arrangements are primarily used to sell mortgage loans, but a portion may also be used to sell servicing advances and finance residual interests. Additionally, these arrangements have freed up cash and short-term borrowing capacity, improved liquidity and flexibility, and reduced balance sheet risk, while providing stability and access to liquidity in the secondary market for mortgage loans.

Substantially all non-prime mortgage loans we originate are sold daily to t Trusts. The Trusts purchase the loans from us utilizing five warehouse faciliti arranged by us, totaling $7.0 billion. These facilities are subject to various Opti One performance triggers, limits and financial covenants, including tangible r worth and leverage ratios. In addition, these facilities contain cross-defa features in which a default in one facility would trigger a default under the oth facilities as well. These various facilities bear interest at one-month LIBOR plus to 100 basis points and expire on various dates during the year.

When we sell loans to the Trusts, we remove the mortgage loans from c balance sheet and record the gain on the sale, cash and a beneficial interest Trusts, which represents the ultimate expected outcome from the disposition the loans. Our beneficial interest in Trusts totaled $137.8 million a $122.1 million at April 30, 2004 and 2003, respectively.

Subsequently, the Trusts, as directed by their third-party beneficial inter holders, either sell the loans directly to third-party investors or back to us to p the loans for securitization. The decision to complete a whole loan sale o securitization is dependent on market conditions.

For fiscal year 2004, the final disposition of loans was 24% securitizations and 76% whole loan sales. For fiscal year 2003, the final disposition was 59% securitizations and 41% whole loan sales. The current year shift to whole loan sales is due to the more favorable pricing in the whole loan market. Increased whole loan sale transactions result in cash being received earlier. Additionally, whole loan sales do not add residual interests to our balance sheet, and therefore do not retain balance sheet risk.

If the Trusts choose to sell the mortgage loans in a whole loan sale, we receive cash for our beneficial interest in Trusts. In a securitization transaction, after the Trusts transfer the loans, and the right to receive all payments on the loans, to our consolidated special purpose entity, we transfer our beneficial interest in Trusts and the loans to a securitization trust. The securitization trust meets the definition of a QSPE and is therefore not consolidated. The securitization trust issues bonds, which are supported by the cash flows from the pooled loans, to third-party investors. We retain an interest in the loans in the form of a residual interest and, therefore, usually assume the first risk of loss for credit losses in the loan pool. As the cash flows of the underlying loans and market conditions change, the value of our residual interests may also change, resulting in potential write-ups or impairment of our residual interests.

At the settlement of each securitization, we record cash received and our residual interests. Additionally, we reverse the beneficial interest in Trusts. These residual interests are classified as trading securities. See Item 8, note 1 to our consolidated financial statements for our methodology used in valuing our residual interests.

To accelerate the cash flows from our residual interests, we securitize the majority of our residual interests in net interest margin ("NIM") transactions. In a NIM transaction, the residual interests are transferred to another QSPE ("NIM trust"), which then issues bonds to third-party investors. The proceeds from the bonds are returned to us as payment for the residual interests. The bonds are secured by the pooled residual interests and are obligations of the NIM trust. We retain a subordinated interest in the NIM trust, and receive cash flows on residual interest generally after the bonds issued to the third-party investors paid in full.

At the settlement of each NIM transaction, we remove the residual intere sold from our consolidated balance sheet and record the cash received and new residual interest retained. These residual interests are classified as availal for-sale securities.

Residual interests retained from NIM securitizations may also be sold i subsequent securitization or sale transaction.

Loans totaling $3.2 billion and $2.2 billion were held by the Trusts as of April 2004 and 2003, respectively, and were not recorded on our consolidated bala sheets.

In connection with the sale of mortgage loans, we provide cert representations and warranties allowing the purchaser the option of returning purchased loans to us under certain conditions. We may recognize losses a result of the repurchase of loans under these arrangements. We maintain reser for the repurchase of loans based on historical trends. See Item 8, note 19 to consolidated financial statements.

The Financial Accounting Standards Board ("FASB") has decided to reissue exposure draft, "Qualifying Special Purpose Entities and Isolation of Transfer Assets, an Amendment of FASB Statement No. 140," during the third quarter calendar year 2004. The purpose of the proposal is to provide more speci guidance on the accounting for transfers of financial assets to a QSPE.

Provisions in the first exposure draft, as well as the tentative decision reach by the FASB during its deliberations, may require us to consolidate the Trusts whom we sell our non-prime loans daily. As of April 30, 2004, the Trusts had ass and liabilities of $3.2 billion. The provisions of the exposure draft are subject FASB due process and are subject to change. We will continue to monitor t status of the exposure draft, and consider changes, if any, to current structures a result of the proposed rules.

COMMERCIAL PAPER ISSUANCE

We participate in the United States and Canadian commercial paper ("CP") markets to meet daily cash needs. CP is issued by BFC and Block Canada, wholly-owned subsidiaries of the Company. The following chart provides the debt ratings for BFC as of April 30, 2004 and 2003:

	Short-term	Long-term
Fitch	F1	A
Moody's	P2	A3
S&P	A2	BBB+

The following chart provides the debt ratings for Block Canada as of April 30, 2004 and 2003:

	Short-term	Corporate	Trend
DBRS	R-1(low)	A	Stable
Moody's	P2		

We use capital primarily to fund working capital requirements, pay dividends, repurchase our shares and acquire businesses. Short-term borrowings peaked at $2.3 billion in February 2004 related to funding of our participation interests in RALs. No CP was outstanding at April 30, 2004 or 2003.

U.S. CP issuances are supported by an unsecured committed line of credit ("CLOC") from a consortium of twenty-four banks. The $2.0 billion CLOC is subject to annual renewal in August 2004 and has a one-year term-out provisi with a maturity date in August 2005. This line is subject to various affirmative a negative covenants. This CLOC includes $1.5 billion for CP back-up and gene corporate purposes and $500 million for working capital use, general corpora purposes and CP back-up. An additional line of credit of $500 million was put in place for the period of January 26 to February 25, 2004 to back-up peak (issuance. This line is subject to various covenants, substantially similar to t primary CLOC. These CLOCs were undrawn at April 30, 2004. There are no rati contingencies under the CLOCs.

The Canadian issuances are supported by a credit facility provided by one ba in an amount not to exceed $125 million (Canadian). The Canadian CLOC subject to annual renewal in December 2004. This CLOC was undrawn at April 3 2004.

We believe the CP market to be stable. Risks to the stability of our CP mark participation would be a short-term rating downgrade, adverse changes in o financial performance, non-renewal or termination of the CLOCs, adver publicity and operational risk within the CP market. We believe if any of the events were to occur, the CLOCs, to the extent available, could be used for orderly exit from the CP market, though at a higher cost to us. Additionally, v could turn to other sources of liquidity, including cash, debt issuance under t existing shelf registration and asset sales or securitizations.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

A summary of our obligations to make future payments as of April 30, 2004 is as follows:

(in 000s)

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Debt	$ 748,200	$ 249,975	$ 498,225	$ –	$ –
Long-term obligation to government	279,976	–	186,651	93,325	–
Acquisition payments	60,768	25,257	34,963	548	–
Pension obligation assumed	17,511	2,826	5,048	4,176	5,461
Capital lease obligations	12,512	437	1,035	1,132	9,908
Operating leases	597,883	199,292	258,385	91,609	48,597
Total contractual cash obligations	$ 1,716,850	$ 477,787	$ 984,307	$ 190,790	$ 63,966

In April 2000, we issued $500 million of 8½% Senior Notes, due 2007. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings that initially funded the acquisition of OLDE Financial Corporation.

In October 1997, we issued $250 million of 6¾% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings that initially funded the acquisition of Option One. These Senior Notes are included in the current portion of long-term debt on our consolidated balance sheet. We plan to refinance these Senior Notes during fiscal year 2005.

Also included in debt are future payments related to Business Services acquisitions and capital lease obligations. Our debt to total capital ratio was 30.3% at April 30, 2004, compared with 34.5% at April 30, 2003.

As of April 30, 2004, we had $250 million remaining under our shelf registratio available for additional debt issuance.

In connection with our acquisition of the non-attest assets of M&P i August 1999, we assumed certain pension liabilities related to M&P's retire partners. We make payments in varying amounts on a monthly basis. Included i other noncurrent liabilities at April 30, 2004 and 2003 are $17.5 million an $19.5 million, respectively, related to this liability.

Operating leases, although requiring future cash payments, are not included i our consolidated balance sheets.

A summary of our commitments as of April 30, 2004, which may or may not require future payments, expire as follows:

(in 000s

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Commitments to fund mortgage loans	$ 2,605,878	$ 2,605,878	$ –	$ –	$ –
Commitments to sell mortgage loans	4,748,994	4,748,994	–	–	–
Pledged securities	46,340	46,340	–	–	–
Commitment to fund M&P	40,000	40,000	–	–	–
Franchise Equity Lines of Credit	26,990	9,149	5,995	11,846	–
Mortgage loan repurchase obligations	25,168	25,168	–	–	–
Other commercial commitments	10,255	5,880	3,595	780	–
Total commercial commitments	$ 7,503,625	$ 7,481,409	$ 9,590	$ 12,626	$ –

See discussion of commitments in Item 8, note 19 to our consolidated financial statements.

REGULATORY ENVIRONMENT

The United States, various state, local, provincial and foreign governments and some self-regulatory organizations have enacted statutes and ordinances, and/or adopted rules and regulations, regulating aspects of our business, including, but not limited to, commercial income tax return preparers, income tax courses, the electronic filing of income tax returns, the facilitation of RALs, loan originations and assistance in loan originations, mortgage lending, privacy, consumer protection, franchising, sales methods, brokers, broker-dealers and various aspects of securities transactions, financial planners, investment advisors, accountants and the accounting practice. We seek to determine the applicability of such statutes, ordinances, rules and regulations (collectively, "Laws") and comply with those Laws. From time to time in the ordinary course of business, we receive inquiries from governmental and self-regulatory agencies regarding t applicability of Laws to our products and services. In response to past inquiri we have agreed to comply with such Laws, convinced the authorities that su Laws were not applicable or that compliance already exists, and/or modified c activities in the applicable jurisdiction to avoid the application of all or cert parts of such Laws. We believe that the past resolution of such inquiries and c ongoing compliance with Laws have not had a material adverse effect on c consolidated financial statements. We cannot predict what effect future La changes in interpretations of existing Laws, or the results of future regula inquiries with respect to the applicability of Laws may have on our consolida financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

See Item 8, note 1 to our consolidated financial statements for a discussion of recently issued accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Interest Rate Risk. We have established investment guidelines to help minimize the market risk exposure of our cash equivalents and available-for-sale securities. These guidelines focus on managing liquidity, preservation of principal and earnings, which are primarily affected by credit quality and movements in interest rates. Most of our interest rate-sensitive assets and liabilities are managed at the subsidiary level.

Our cash equivalents are primarily held for liquidity purposes and are comprised of high quality, short-term investments, including qualified money market funds. As of April 30, 2004, our non-restricted cash and cash equivalents had an average maturity of less than one month with an average credit quality of AAA. With such a short maturity, our portfolio's market value is relatively insensitive to interest rate changes.

We use capital primarily to fund working capital requirements, pay dividends, repurchase our shares and acquire businesses. At April 30, 2004, no commercial paper was outstanding. For fiscal year 2004, the average issuance term was 23 days and the average outstanding balance was $279.7 million. As commercial paper borrowings are seasonal, interest rate risk typically increases through our third fiscal quarter and declines to zero by fiscal year-end. See Item 7, "Financial Condition" for additional information.

Our current portion of long-term debt and long-term debt at April 30, 2004 consists primarily of fixed-rate Senior Notes; therefore, a change in interest rates would have no impact on consolidated pretax earnings. See Item 8, note 10 to our consolidated financial statements.

We have exposure to interest rate risk through our investment in fixed income securities at our captive insurance subsidiary and our broker-dealer. See table below for sensitivities to changes in interest rates. Additionally, we have exposure to interest rate risk in the financial instruments associated with Mortgage Operations.

Equity Price Risk. We have exposure to the equity markets in several ways. The largest exposures are through our deferred compensation plans, which have mismatches in asset and liability amounts and investment choices (both fixed-income and equity), as well as through equity investments at our captive insurance subsidiary. At April 30, 2004, the impact of a 10% market value change in the combined equity assets of the deferred compensation plans and the captive insurance subsidiary would be approximately $8.9 million, assuming no offset for the liabilities.

Mortgage Operations

Interest Rate Risk, Prime Mortgage Origination Operations. We regularly enter into rate-lock commitments with our customers to fund prime mortgage loans within specified periods of time. The fair value of rate-lock commitments and loans held for sale is calculated based on the current market pricing of short sales of FNMA, FHLMC and GNMA mortgage-backed securities and the coupon rates of the eligible loans. At April 30, 2004, we recorded a liability of $1.7 million related to rate-lock commitments.

We sell short FNMA, FHLMC and GNMA mortgage-backed securities to reduce the risk related to our prime commitments to fund fixed-rate loans. The position hedging certain, or all, of the fixed-rate mortgage loans is closed approximately 10-15 days prior to standard Public Securities Association ("PSA") settlem dates. At April 30, 2004, the Company recorded an asset of $2.1 million relate these instruments.

To finance our prime originations, we utilize a warehouse facility with capa up to $50 million, which bears interest at one-month LIBOR plus 64 to 175 b points. As of April 30, 2004, the balance outstanding under this facility $4.0 million.

Interest Rate Risk, Non-prime Mortgage Origination Operations. Inte rate changes will impact the value of the loans in the origination pipeli beneficial interest in Trusts and the forward loan sale commitments. Additiona our accretion earned on our beneficial interest in Trusts may be affected.

We are exposed to interest rate risk associated with loans in the originat pipeline, consisting of fixed- and adjustable-rate loans, which will generally sold, ultimately, through whole loan sales or securitizations. We have bind commitments ($.6 billion) and non-binding commitments ($2.0 billion) to fu mortgage loans at April 30, 2004, subject to conditions and loan contr verification. Of these commitments, external market forces impact the probabi of the loans being funded and we estimate only $1.3 billion will likely originated.

As a result of whole loan sales to the Trusts, we remove the mortgage lo from our balance sheet and record the gain on sale, cash and a beneficial inter in Trusts, which represents the ultimate expected outcome from the disposition the loans. See Item 7, "Off-Balance Sheet Financing Arrangements." At April 2004, there were $3.2 billion of loans held in the Trusts and the value of c beneficial interest in Trusts was $137.8 million. Changes in interest rates and ot market factors may result in a change in value of our beneficial interest in Trus

We use forward loan sale commitments to reduce risk associated with loans the pipeline and our beneficial interest in Trusts. These commitments, whi represent an obligation to sell a non-prime loan at a specific price in the futu increase in value as interest rates rise and decrease as rates fall. At April 30, 20 there were $4.7 billion in forward loan sale commitments, and most of them gi us the option to under- or over-deliver by five to ten percent. Forward loan sa commitments for non-prime loans are not considered derivative instruments a are therefore not recorded in our financial statements. Forward loan sa commitments lock in the execution price-net gain on sale on the loans which w ultimately be delivered into a whole loan sale.

We also have used interest rate swaps to reduce interest rate risk associat with non-prime loans in our pipeline prior to ultimate disposition. Interest ra swaps represent an agreement to exchange interest rate payments, whereby v generally receive a floating rate and pay the fixed rate. These contracts increase value as rates rise and decrease in value as rates fall. There were no swa outstanding at April 30, 2004.

Prime and non-prime loans, as well as rate-locks associated with prime loan have interest rate risk if interest rates rise before the loan is sold or hedged a the rate on the loan does not change. With $4.7 billion of forward loan sa commitments (and the option to adjust the commitment amount between $4.5 $5.0 billion), netting against pipeline loans estimated at $1.3 billion a the anticipated sale of $3.2 billion in loans by the Trusts, we believe the net risk position of loan origination operations at year end is relatively neutral to changes in interest rates.

Delivery Risk. We have exposure to delivery risk in our non-prime origination operations, which regularly enter into forward loan sale commitments prior to loans being originated. Additionally, it is possible that the loans originated will not meet the required characteristics of the forward loan sale commitments. Several remedies are available, however, use of the remedies could reduce the execution price or the effectiveness of the forward loan sale commitment as a hedge vehicle.

Residual Interests. Relative to modeled assumptions, an increase or decrease in interest rates would impact the value of our residual interests. Additionally, accretion income related to our residual interests may be affected. Residual interests bear the interest rate risk embedded within the securitization due to an initial fixed-rate period on the loans versus a floating-rate funding cost, and the on-going basis risk between the indices of the floating-rate assets and liabilities.

We enter into interest rate caps to mitigate interest rate risk associated with residual interests that are classified as trading securities because they will be sold in a subsequent NIM transaction, and to enhance the marketability of the NIM transactions. Interest rate caps represent a right to receive cash if interest rates rise above a contractual strike rate. Therefore, its value increases as interest rates rise. The interest rate used in our interest rate caps is based on LIBOR. There were no interest rate caps outstanding at April 30, 2004.

See table below for sensitivities to changes in interest rates for residual interests. See Item 8, note 6 to the consolidated financial statements for additional analysis of interest rate risk and other financial risks impacting residual interests.

It is our policy to utilize economic hedge vehicles only for the purpose of offsetting or reducing the risk of loss in earnings associated with a defined or quantified exposure.

Mortgage Servicing Rights. Declining mortgage rates may cause increased refinancing activity. Increased refinancing activity reduces the life of the loans underlying the residual interests and MSRs, thereby reducing their value. Just the opposite occurs in a rising rate environment, however, MSRs are recorded at the lower of cost or market value. Reductions in the value of these assets impact earnings through impairment charges. See Item 8, note 6 to our consolidated financial statements for further sensitivity analysis of the other assumptions.

Investment Services

Interest Rate Risk. HRBFA holds interest bearing receivables from customer brokers, dealers and clearing organizations, which consist primarily of amoun due on margin transactions and are generally short-term in nature. We fund the short-term assets with short-term variable rate liabilities from customers, broke and dealers, including stock loan activity. Although there may be differences i the timing of the re-pricing related to these assets and liabilities, we believe w are not significantly exposed to interest rate risk in this area. As a result, ar change in interest rates would not materially impact our consolidated earnings

Our fixed-income trading portfolio is affected by changes in market rates ar prices. The risk is the loss of income arising from adverse changes in the value the trading portfolio. We value the trading portfolio at quoted market prices ar the market value of our trading portfolio at April 30, 2004 was approximate $13.6 million, net of securities sold short. See table below for sensitivities changes in interest rates. With respect to our fixed-income securities portfolio, v manage our market price risk exposure by limiting concentration ris maintaining minimum credit quality and limiting inventory to anticipated ret demand and current market conditions.

International Tax Operations

Foreign Exchange Rate Risk. Our cash and operations in international marke are exposed to movements in currency exchange rates. The currencies involv are the Canadian dollar, the Australian dollar and the British pound. We transla revenues and expenses related to these operations at the average of exchan rates in effect during the period. As currency exchange rates change, translati of the financial results into U.S. dollars does not presently materially affect, a has not historically materially affected, our consolidated financial resul although such changes do affect the year-to-year comparability of the operati results of our international businesses. We estimate a 10% change in forei exchange rates by itself would impact consolidated pretax income in fiscal ye 2004 by approximately $1.3 million and cash balances at April 30, 2004 $6.1 million.

The sensitivities of certain financial instruments to changes in interest rates as of April 30, 2004 are as follows:

(in 000

	Fair Value at April 30, 2004	–50 Basis Points	+50 Basis Points	+100 Basis Points	+200 Basis Points	+300 Basis Points
Residual interests in securitizations – available-for-sale	$ 210,973	$ 45,449	$ (18,563)	$ (32,709)	$ (46,527)	$ (48,09(
Investments at captive insurance subsidiary	44,667	1,079	(1,069)	(1,591)	(3,146)	(4,66
Fixed income – trading (net)	13,639	677	(637)	(1,228)	(2,271)	(3,16

The table above represents hypothetical instantaneous and sustained parallel shifts in interest rates and should not be relied on as an indicator of future expected resu

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management Report

We at H&R Block are guided by our core values of client focus, integrity, excellence, respect and teamwork. These values govern the manner in which we serve clients and each other, and are embedded in the execution and delivery of our financial reporting responsibilities to our shareholders. To that end, we maintain a comprehensive system of internal accounting controls designed to provide reasonable assurance the Company's assets are safeguarded against material loss from unauthorized use or disposition, and authorized transactions are properly recorded. We support an extensive program of internal audits and require the management teams of our individual subsidiaries to certify their respective financial information. Appropriate communication programs aimed at assuring our policies, procedures and principles of business conduct are understood and practiced by our associates are also an integral part of our control environment.

KPMG LLP audited our 2004 consolidated financial statements and PricewaterhouseCoopers LLP audited our 2003 and 2002 consolidated financial statements. Both issued unqualified opinions thereon. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included an objective, independent review and testing of the system of internal controls necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed solely of outside and independent directors, meets periodically with management, the independent auditors and the chief internal auditor to review matters relating to our financ statements, internal audit activities, internal accounting controls and non-au services provided by the independent auditors. The independent auditors and t chief internal auditor have full access to the Audit Committee and meet, both w and without management present, to discuss the scope and results of their audi including internal control, audit and financial matters.

The financial information in this Annual Report, including the consolidat financial statements, is the responsibility of management. The consolidat financial statements have been prepared in accordance with generally accept accounting principles and necessarily include certain amounts based management's best estimates and judgments.

/s/ Mark A. Ernst
Mark A. Ernst, Chairman of the Board,
President and Chief Executive Officer

/s/ Melanie K. Coleman
Melanie K. Coleman, Vice President and
Corporate Controller

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of H&R Block, Inc.:

We have audited the accompanying consolidated balance sheet of H&R Block, Inc. and subsidiaries (the "Company") as of April 30, 2004, and the related consolidated income statement, statement of cash flows and statement of stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above prese fairly, in all material respects, the financial position of H&R Block, Inc. ar subsidiaries as of April 30, 2004, and the results of their operations and their ca flows for the year then ended in conformity with U.S. generally accepte accounting principles.

As discussed in Note 1 to the financial statements, the Company changed i method of accounting to adopt Staff Accounting Bulletin No. 105, "Application Accounting Principles to Loan Commitments," Emerging Issues Task Force Issu No. 00-21, "Revenue Arrangements with Multiple Deliverables," and Statement Financial Accounting Standards No. 148, "Accounting for Stock-Base Compensation – Transition and Disclosure" during the year ended April 30, 200

/s/ KPMG LLP
June 9, 2004
Kansas City, Missouri

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of H&R Block, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the "Company") at April 30, 2003, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financi statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financi statements, assessing the accounting principles used and significant estimat made by management, and evaluating the overall financial statement presentatio We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
June 10, 2003
Kansas City, Missouri

CONSOLIDATED INCOME STATEMENTS

Amounts in thousands, except per share amoun

Year ended April 30,	**2004**	2003	200
REVENUES:			
Service revenues	**$ 2,740,983**	$ 2,398,081	$ 2,345,30
Gains on sales of mortgage assets, net	**726,718**	740,343	424,40
Interest income	**379,064**	297,185	206,43
Product sales	**157,417**	123,510	115,50
Royalties	**184,882**	174,659	164,61
Other	**16,506**	12,679	29,44
	4,205,570	3,746,457	3,285,70
OPERATING EXPENSES:			
Employee compensation and benefits	**1,610,103**	1,387,731	1,298,15
Occupancy and equipment	**384,622**	345,960	305,38
Depreciation and amortization	**172,038**	161,821	155,38
Marketing and advertising	**188,317**	150,847	155,72
Interest	**84,556**	92,644	116,141
Supplies, freight and postage	**89,189**	88,748	75,71
Impairment of goodwill	**–**	35,777	–
Other	**522,442**	502,687	463,761
	3,051,267	2,766,215	2,570,27
Operating income	**1,154,303**	980,242	715,42
Other income, net	**9,854**	6,835	1,41
Income before taxes	**1,164,157**	987,077	716,84
Income taxes	**459,901**	407,013	282,43
Net income before change in accounting principle	**704,256**	580,064	434,40
Cumulative effect of change in accounting principle for multiple deliverable revenue arrangements, less taxes of $4,031	**(6,359)**	–	–
NET INCOME	**$ 697,897**	$ 580,064	$ 434,405
BASIC EARNINGS PER SHARE:			
Before change in accounting principle	**$ 3.98**	$ 3.23	$ 2.38
Cumulative effect of change in accounting principle	**(.04)**	–	–
Net income	**$ 3.94**	$ 3.23	$ 2.38
DILUTED EARNINGS PER SHARE:			
Before change in accounting principle	**$ 3.90**	$ 3.15	$ 2.31
Cumulative effect of change in accounting principle	**(.04)**	–	–
Net income	**$ 3.86**	$ 3.15	$ 2.31

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and per share amounts

April 30,	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 1,071,676**	$ 875,353
Cash and cash equivalents – restricted	**545,428**	438,242
Receivables from customers, brokers, dealers and clearing organizations, net	**625,076**	517,037
Receivables, net	**347,910**	403,197
Prepaid expenses and other current assets	**371,209**	391,402
Total current assets	**2,961,299**	2,625,231
Residual interests in securitizations – available-for-sale	**210,973**	264,337
Beneficial interest in Trusts – trading	**137,757**	122,130
Mortgage servicing rights	**113,821**	99,265
Property and equipment, net	**279,220**	288,594
Intangible assets, net	**325,829**	341,865
Goodwill, net	**959,418**	714,215
Other assets	**391,709**	311,671
Total assets	**$ 5,380,026**	$ 4,767,308
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Current portion of long-term debt	**$ 275,669**	$ 55,678
Accounts payable to customers, brokers and dealers	**1,065,793**	862,694
Accounts payable, accrued expenses and other	**456,167**	468,933
Accrued salaries, wages and payroll taxes	**268,747**	210,629
Accrued income taxes	**405,667**	299,262
Total current liabilities	**2,472,043**	1,897,196
Long-term debt	**545,811**	822,302
Other noncurrent liabilities	**465,163**	384,101
Total liabilities	**3,483,017**	3,103,599
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par, stated value $.01 per share, 500,000,000 shares authorized, 217,945,398 shares issued at April 30, 2004 and 2003	**2,179**	2,179
Convertible preferred stock, no par, stated value $.01 per share, 500,000 shares authorized	**–**	–
Additional paid-in capital	**545,065**	496,393
Accumulated other comprehensive income	**57,953**	36,862
Retained earnings	**2,781,368**	2,221,868
Less treasury shares, at cost	**(1,489,556)**	(1,093,593
Total stockholders' equity	**1,897,009**	1,663,709
Total liabilities and stockholders' equity	**$ 5,380,026**	$ 4,767,308

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousa

Year ended April 30,	2004	2003	20
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 697,897**	$ 580,064	$ 434,4
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**172,038**	161,821	155,3
Provision for bad debt	**53,663**	49,748	76,8
Provision for deferred taxes on income	**(3,632)**	(45,734)	(89,6
Accretion of residual interests in securitizations	**(168,029)**	(145,165)	(50,5
Impairment of residual interests in securitizations	**30,661**	54,111	30,9
Realized gain on sale of previously securitized residual interests	**(40,689)**	(130,881)	–
Additions to trading securities – residual interests in securitizations	**(327,996)**	(542,544)	(809,2
Proceeds from net interest margin transactions	**310,358**	541,791	783,1
Additions to mortgage servicing rights	**(84,274)**	(65,345)	(65,6
Amortization of mortgage servicing rights	**69,718**	47,107	33,8
Net change in beneficial interest in Trusts	**(15,627)**	(69,529)	(19,9
Impairment of goodwill	**–**	35,777	–
Tax benefit from stock option exercises	**23,957**	37,304	57,8
Stock-based compensation	**25,718**	2,079	–
Cumulative effect of change in accounting principle	**6,359**	–	–
Changes in assets and liabilities, net of acquisitions:			
Cash and cash equivalents – restricted	**(107,186)**	(286,069)	(67,9
Receivables for customers, brokers dealers and clearing organizations	**(108,846)**	326,824	465,9
Receivables	**23,887**	(87,140)	(86,5
Mortgage loans held for sale:			
Originations and purchases	**(23,255,483)**	(17,827,828)	(11,771,6
Sales and principal repayments	**23,246,815**	17,837,323	11,780,7
Prepaid expenses and other current assets	**26,978**	43,818	(159,7
Accounts payable to customers, brokers and dealers	**203,099**	(40,507)	(154,7
Accounts payable, accrued expenses and other	**(34,326)**	56,149	57,6
Accrued salaries, wages and payroll taxes	**58,468**	(42,772)	31,7
Accrued income taxes	**108,801**	156,023	77,0
Other, net	**14,478**	44,400	31,7
Net cash provided by operating activities	**926,807**	690,825	741,44
CASH FLOWS FROM INVESTING ACTIVITIES:			
Available-for-sale securities:			
Purchases of available-for-sale securities	**(11,434)**	(14,614)	(7,24
Cash received from residual interests in securitizations	**193,606**	140,795	67,07
Cash proceeds from sale of previously securitized residuals	**53,391**	142,486	–
Maturities of other available-for-sale securities	**–**	–	8,25
Sales of other available-for-sale securities	**15,410**	14,081	23,17
Purchases of property and equipment, net	**(127,573)**	(150,897)	(111,77
Payments made for business acquisitions, net of cash acquired	**(280,865)**	(26,408)	(46,73
Other, net	**26,332**	19,896	8,22
Net cash provided by (used in) investing activities	**(131,133)**	125,339	(59,03
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of commercial paper	**(4,618,853)**	(9,925,516)	(10,622,01
Proceeds from issuance of commercial paper	**4,618,853**	9,925,516	10,622,01
Payments on acquisition debt	**(59,003)**	(57,469)	(50,59
Dividends paid	**(138,397)**	(125,898)	(115,72
Acquisition of treasury shares	**(519,862)**	(317,570)	(462,93
Proceeds from issuance of common stock	**119,956**	126,325	195,23
Other, net	**(2,045)**	(2,344)	14
Net cash used in financing activities	**(599,351)**	(376,956)	(433,88
Net increase in cash and cash equivalents	**196,323**	439,208	248,52
Cash and cash equivalents at beginning of the year	**875,353**	436,145	187,61
Cash and cash equivalents at end of the year	**$ 1,071,676**	$ 875,353	$ 436,14

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Amounts in thousands, except per share amounts

	Common Stock		Convertible Preferred Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Treasury Stock		
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Shares	Amount	Total Equity
Balances at April 30, 2001	217,945	$ 2,179	–	$ –	$ 419,957	$ (42,767)	$ 1,449,022	(34,337)	$ (654,650)	$ 1,173,741
Net income	–	–	–	–	–	–	434,405	–	–	–
Unrealized translation loss	–	–	–	–	–	(875)	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	87,770	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	521,300
Stock options exercised	–	–	–	–	47,590	–	–	9,662	202,500	250,090
Restricted stock awards	–	–	–	–	237	–	–	17	400	637
Stock issued for ESPP	–	–	–	–	268	–	–	97	2,047	2,315
Acquisition of treasury shares	–	–	–	–	–	–	–	(12,259)	(462,938)	(462,938)
Cash dividends paid – $.63 per share	–	–	–	–	–	–	(115,725)	–	–	(115,725)
Balances at April 30, 2002	217,945	2,179	–	–	468,052	44,128	1,767,702	(36,820)	(912,641)	1,369,420
Net income	–	–	–	–	–	–	580,064	–	–	–
Unrealized translation gain	–	–	–	–	–	17,415	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	(24,681)	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	572,798
Stock options exercised	–	–	–	–	27,241	–	–	5,070	135,409	162,650
Restricted stock awards	–	–	–	–	5	–	–	(64)	(1,306)	(1,301
Stock issued for ESPP	–	–	–	–	1,095	–	–	94	2,515	3,610
Acquisition of treasury shares	–	–	–	–	–	–	–	(6,624)	(317,570)	(317,570
Cash dividends paid – $.70 per share	–	–	–	–	–	–	(125,898)	–	–	(125,898
Balances at April 30, 2003	217,945	2,179	–	–	496,393	36,862	2,221,868	(38,344)	(1,093,593)	1,663,709
Net income	–	–	–	–	–	–	**697,897**	–	–	–
Unrealized translation gain	–	–	–	–	–	**12,355**	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	**8,736**	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	**718,988**
Stock options exercised	–	–	–	–	**21,585**	–	–	**3,928**	**117,975**	**139,560**
Restricted stock awards	–	–	–	–	**385**	–	–	**72**	**2,103**	**2,488**
Stock issued for ESPP	–	–	–	–	**984**	–	–	**127**	**3,821**	**4,805**
Stock-based compensation	–	–	–	–	**25,718**	–	–	–	–	**25,718**
Acquisition of treasury shares	–	–	–	–	–	–	–	**(10,633)**	**(519,862)**	**(519,862**
Cash dividends paid – $.78 per share	–	–	–	–	–	–	**(138,397)**	–	–	**(138,397**
Balances at April 30, 2004	**217,945**	**$ 2,179**	–	$ –	**$ 545,065**	**$ 57,953**	**$ 2,781,368**	**(44,850)**	**$ (1,489,556)**	**$ 1,897,009**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: The operating subsidiaries of H&R Block, Inc. (the "Company") provide a variety of financial services to the general public, principally in the United States, but also in Canada, Australia and the United Kingdom. Specifically, the Company offers tax return preparation and electronic filing of tax returns; origination, sale and servicing of non-prime and prime mortgages; investment services through a broker-dealer; tax preparation and related software, refund anticipation loan products offered by a third-party lending institution; and accounting, tax and consulting services to business clients.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Some of the Company's subsidiaries operate in regulated industries, and their underlying accounting records reflect the policies and requirements of these industries.

Reclassifications: Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Revenues were decreased $33.3 million and $32.0 million for the years ended April 30, 2003 and 2002, respectively, related to the reclassification of loan sale repurchase reserves from other expenses and certain compensation and benefits expenses to reduce gains on sales of mortgage assets. These reclassifications had no effect on the results of operations or shareholders' equity as previously reported.

Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash on hand, cash due from banks and securities purchased under agreements to resell. For purposes of the consolidated balance sheets and consolidated statements of cash flows, all non-restricted highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

The Company's broker-dealers purchase securities under agreements to resell and account for them as collateralized financings. The securities are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. Collateral relating to investments in repurchase agreements is held by independent custodian banks. The securities are revalued daily and collateral added whenever necessary to bring market value of the underlying collateral equal to or greater than the repurchase amount specified in the contracts.

Cash and cash equivalents – restricted: Cash and cash equivalents – restricted consists primarily of securities purchased under agreements to resell and cash which has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934. Also included are cash balances held for outstanding commitments to fund mortgage loans and funds held to pay payroll taxes on behalf of customers.

Marketable securities – trading: Certain marketable debt securities held by the Company's broker-dealer are classified as trading, carried at market value (based on quoted prices) and marked to market through the consolidated income statements. Certain residual interests in securitizations of mortgage loans are classified as trading, based on management's intentions, are carried at mai value (based on discounted cash flow models) and marked to market through consolidated income statements. These securities are included in prep expenses and other current assets on the consolidated balance sheets.

Receivables from customers, brokers, dealers and clearing organizati and accounts payable to customers, brokers and dealers: Custo receivables and payables consist primarily of amounts due on margin and c transactions. These receivables are collateralized by customers' securities h which are not reflected in the accompanying consolidated financial statemen

Receivables from brokers are collateralized by securities in physical possess of, or on deposit with, the Company or receivables from customers or ot brokers. The allowance for doubtful accounts represents an amount conside by management to be adequate to cover potential losses.

Securities borrowed and securities loaned transactions are generally repor as collateralized financing. These transactions require deposits of cash and collateral with the lender. Securities loaned consist of securities owned customers that were purchased on margin. When loaning securities, c collateral approximately equal to the value of the securities loaned is receiv The amount of cash collateral is adjusted, as required, for market fluctuations the value of the securities loaned. Interest rates paid on the cash collat fluctuate as short-term interest rates change.

Receivables: Receivables consist primarily of Business Services accou receivable and mortgage loans held for sale. Mortgage loans held for sale carried at the lower of aggregate cost or market value as determined outstanding commitments from investors or current investor-yield requireme calculated on an aggregate basis. The allowance for doubtful accounts requi management's judgment regarding current market indicators about gene economic trends to establish an amount considered by management to adequate to cover potential losses related to its non-mortgage loan receiva balance.

Marketable securities – available-for-sale: Certain marketable debt a equity securities are classified as available-for-sale, based on manageme intentions, and are carried at market value (based on quoted prices) w unrealized gains and losses included in other comprehensive income. If losses a determined to be other-than-temporary, the security is written down to fair va with the realized loss, net of any unrealized gain previously recorded in ot comprehensive income, included in the consolidated income statements. The c of marketable securities sold is determined on the specific identification meth These securities are included in other assets on the consolidated balance shee

Residual interests in securitizations: Residual interests classified available-for-sale securities are carried at market value (based on discounted ca flow models) with unrealized gains included in other comprehensive income. T residual interests are accreted over the estimated life of the securitizati structure. If the carrying value exceeds market value, the residual is written do to market value with the realized loss, net of any unrealized gain previou recorded in other comprehensive income, included in gains on sales of mortga assets in the consolidated income statements.

The Company estimates future cash flows from these residuals and values th utilizing assumptions it believes to be consistent with those of unaffiliated thi party purchasers. The Company estimates the fair value of residuals by computi the present value of the excess of the weighted-average interest rate on the loa sold over the sum of (1) the coupon on the securitization bonds, (2) a contract servicing fee paid to the servicer of the loans (which is usually the Compan

(3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, if applicable, (5) estimated collections of prepayment penalty fee income, and (6) payments made to investors on NIM bonds, if applicable. The residual valuation takes into consideration the current and expected interest rate environment, including projected changes in future interest rates and the timing of such changes. Prepayment and loss assumptions used in estimating the cash flows are based on evaluation of the actual experience of the servicing portfolio, the characteristics of the applicable loan portfolio, as well as also taking into consideration the current and expected economic and interest rate environment and its expected impact. The estimated cash flows are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on a financial instrument with a similar risk profile. The Company evaluates, and adjusts if necessary, the fair values of residual interests quarterly by updating the actual and expected assumptions in the discounted cash flow models based on current information and events and by estimating, or validating with third-party experts, if necessary, what a market participant would use in determining the current fair value. To the extent that actual excess cash flows are different from estimated excess cash flows, the fair value of the residual would increase or decrease.

Beneficial interest in Trusts – trading: The beneficial interest in Trusts is recorded as a result of daily non-prime whole loan sales to qualifying special purpose entities ("Trusts"). The beneficial interest is classified as a trading security, based on management's intentions, is carried at market value and is marked to market through the consolidated income statements. Market value is calculated as the present value of future cash flows which are limited to the ultimate expected outcome from the disposition of the loans by the Trusts.

Mortgage servicing rights: Mortgage servicing rights ("MSRs") retained in the sale of mortgage loans are recorded at allocated carrying amounts based on relative fair values at the time of the sale. The MSRs are carried at the lower of cost or fair value. Fair values of MSRs are determined based on the present value of estimated future cash flows related to servicing loans. Assumptions used in estimating the value of MSRs include market discount rates and anticipated prepayment speeds (including default), estimated ancillary fee income and other economic factors. The prepayment speeds are estimated using the Company's historical experience and third-party market sources. The MSRs are amortized to earnings in proportion to, and over the period of, estimated net future servicing income. MSRs are reviewed quarterly for potential impairment. Impairment is assessed based on the fair value of each risk stratum. MSRs are stratified by: the fiscal year of the loan sale date (which approximates date of origination) and loan type (6-month adjustable, 2- to 3-year adjustable and fixed rate).

Property and equipment: Buildings and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of the term of the respective lease or the estimated useful life, using the straight-line method. Estimated useful lives are 15 to 40 years for buildings, 3 to 5 years for computers and other equipment and up to 8 years for leasehold improvements.

The Company capitalizes certain allowable costs associated with software developed or obtained for internal use. These costs are amortized over 36 months using the straight-line method.

Intangible assets and goodwill: The Company accounts for its goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). Under SFAS 142, amortization of both goodwill and indefinite-life intangibles ceased and periodic impairment testing of these assets is now required. The Company tests goodwill and other indefinite life intangible assets for impairment annually or more frequently, whenever events occur or circumstances change which would, mo likely than not, reduce the fair value of a reporting unit below its carrying valu These tests were completed and no indications of goodwill impairment we found during fiscal year 2004 or 2002. During fiscal year 2003 howev impairment charges of $24.0 million and $11.8 million were recorded in tl Investment Services and Business Services segments, respectively.

In addition, long-lived assets, including intangible assets with finite lives, a assessed for impairment whenever events or circumstances indicate the carryi value may not be fully recoverable by comparing the carrying value to futu undiscounted cash flows. To the extent there is impairment, analysis is perform based on several criteria, including, but not limited to, revenue trends, discount operating cash flows and other operating factors to determine the impairme amount. No material impairment adjustments to other intangible assets or oth long-lived assets were made during the three-year period ended April 30, 20(The weighted-average life of intangible assets with finite lives is 10 years.

Commercial paper: Short-term borrowings are used to finance tempora liquidity needs and various financial activities conducted by the Company. The was no commercial paper outstanding at April 30, 2004 and 2003.

Litigation: The Company's policy is to routinely assess the likelihood of a adverse judgments or outcomes related to legal matters, as well as ranges probable losses. A determination of the amount of the reserves required, if ar for these contingencies is made after thoughtful analysis of each known issue a an analysis of historical experience in accordance with Statement of Financ Accounting Standards No. 5, "Accounting for Contingencies," and relat pronouncements. The Company has recorded reserves related to certain leg matters for which it is probable that a loss has been incurred and the range such loss can be estimated. With respect to other matters, management h concluded that a loss is only reasonably possible or remote and, therefore, liability is recorded. In addition, there are certain gain contingencies for which t Company has not recorded an asset.

Income taxes: The Company and its subsidiaries file a consolidated Fede income tax return on a calendar year basis. Deferred taxes are provided f temporary differences between financial and tax reporting, which cons principally of deductible goodwill, residual interests, stock-based compensati accrued expenses, deferred compensation, mortgage servicing rights a allowances for credit losses. Deferred taxes are included in prepaid expenses a other current assets and other assets on the consolidated balance sheets.

Revenue recognition: Service revenues consist primarily of fees f preparation and filing of tax returns, system administration fees associated wi refund anticipation loans ("RALs") and refund anticipation checks, mortgage lo servicing fees, brokerage commissions and fees for consulting services. General service revenues are recorded in the period in which the service is perform Retail and online tax preparation revenues are recorded when a completed retu is filed or accepted by the customer. RAL participation revenue is recorded wh the Company purchases its participation interest in the RAL. Commission reven is recognized on a trade-date basis. Revenues for services rendered in connecti with the Business Services segment are recognized on a time and materials bas

Gains on sales of mortgage assets are recognized when control of the assets surrendered (when loans are sold to Trusts) and are based on the differen between cash proceeds and the allocated cost of the assets sold.

Interest income consists primarily of interest earned on customer margin lo balances and mortgage loans, and accretion income. Interest income on custom margin loan balances is recognized daily as earned based on current rates charg to customers for their margin balance. Accretion income represents inter earned over the life of residual interests using the effective interest method.

Product sales consist mainly of tax preparation software, other perso productivity software and the Peace of Mind ("POM") guarantee program. Sales software are recognized when the product is ultimately sold to the end user. POM revenues are deferred and recognized over the term of the guarantee based upon historic and actual payment of claims.

Franchise royalties, which are based upon the contractual percentages of franchise revenues, are recorded in the period in which the franchise provides the service.

Revenue recognition is evaluated separately for each unit in multiple-deliverable arrangements.

Advertising expense: Advertising costs are expensed the first time the advertisement is run.

Foreign currency translation: Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded in other comprehensive income.

Stock-based compensation plans: Prior to fiscal year 2004, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Effective May 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, under the prospective transition method as described in Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). Stock-based compensation expense is recognized on a straight-line basis over the vesting period. Had compensation cost for all stock-based compensation plan grants been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net income and earnings per share would have been as follows:

(in 000s, except per share amounts)

Year ended April 30,	**2004**	2003	2002
Net income as reported	**$ 697,897**	$ 580,064	$ 434,405
Add: Stock-based compensation expense included in reported net income, net of taxes	**18,029**	1,223	—
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of taxes	**(30,662)**	(21,025)	(34,045)
Pro forma net income	**$ 685,264**	$ 560,262	$ 400,360
Basic earnings per share:			
As reported	**$ 3.94**	$ 3.23	$ 2.38
Pro forma	**3.87**	3.12	2.19
Diluted earnings per share:			
As reported	**$ 3.86**	$ 3.15	$ 2.31
Pro forma	**3.80**	3.06	2.13

Derivative activities: The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

The Company uses financial instruments to mitigate interest rate risk, loan commitments related to mortgage loans which will be held for sale, and at times, other instruments which are accounted for as derivatives. The Company utilizes forward loan sale commitments, interest rate swaps and interest rate caps throughout the year to manage its interest rate risk. The Company does not en into derivative transactions for speculative or trading purposes.

Disclosure regarding certain financial instruments: The carrying valu reported in the balance sheet for cash equivalents, receivables, accounts payab accrued liabilities and the current portion of long-term debt approximate f market value due to the relative short-term nature of the respective instrumen Residual interests are recorded at estimated fair value as discussed above. S note 10 for fair value of long-term debt.

New accounting standards: In March 2004, the SEC Staff issued St Accounting Bulletin No. 105, "Application of Accounting Principles to Lo Commitments," ("SAB 105"). SAB 105 states that, when valuing lo commitments, registrants may not include expected future cash flows related the associated servicing of the loans and, similarly, may not recognize any oth internally developed intangible assets as part of the loan commitment derivati The guidance in SAB 105 is effective for new loan commitments entered into aft March 31, 2004. As such, the Company no longer records an asset related to t fair value of its non-prime commitments to fund loans entered into after March : 2004. The Company recorded an asset of $.4 million and $11.4 million as April 30, 2004 and 2003, respectively, related to the fair value of non-prime lo commitments.

In April 2003, Statement of Financial Accounting Standards No. 14 "Amendment of Statement 133 on Derivative Instruments and Hedging Activitie ("SFAS 149") was issued. SFAS 149 amends and clarifies the accounting f derivative instruments and incorporates many of the implementation issu cleared as a result of the Derivatives Implementation Group process. T provisions of this standard are effective for contracts entered into or modifi after June 30, 2003. The adoption of this standard did not have a material impa on the Company's consolidated financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issu Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). revision of FIN 46 was issued in December 2003. FIN 46 provides guidance wi respect to the consolidation of certain variable interest entities ("VIEs") wherel a VIE must be consolidated by its primary beneficiary if the entity does n effectively disperse risks among parties involved. The primary beneficiary is o who absorbs a majority of the expected losses, residual returns, or both as result of holding variable interests. FIN 46 also requires disclosures for both t primary beneficiary of a VIE and other parties with significant variable interests the entity. The Mortgage Operations segment has an interest in certain qualifyi special purpose entities ("QSPEs") it currently does not consolidate, which a exempt from the provisions of FIN 46. See discussion of SFAS 140 exposure dr below, which may affect this conclusion. Adoption of FIN 46 did not have material impact on the Company's consolidated financial statements.

In August 2003, the Company adopted Emerging Issues Task Force Iss No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21' EITF 00-21 requires consideration received in connection with arrangemen involving multiple revenue generating activities be measured and allocated each separate unit of accounting. Revenue recognition is determined separate for each unit of accounting within the arrangement. EITF 00-21 impacts reven and expense recognition related to tax preparation in the Company's premium t offices where POM guarantees are included in the price of a completed tax retur Prior to the adoption of EITF 00-21, revenues and expenses related to PO guarantees at premium offices were recorded in the same period as t preparation revenues. Beginning May 1, 2003, revenues and direct expens related to POM guarantees are now initially deferred and recognized over t guarantee period in proportion to POM claims paid. As a result of the adoption EITF 00-21, the Company recorded a cumulative effect of a change in accounti principle of $6.4 million, net of taxes of $4.0 million, as of May 1, 2003.

Revenues recognized during fiscal year 2004, which were initially recognized in prior periods and recorded as part of the cumulative effect of a change in accounting principle, totaled $36.3 million.

Pro forma results, as if EITF 00-21 had been applied during fiscal years 2003 and 2002, are as follows:

(in 000s, except per share amounts)

Year ended April 30, 2003	As Reported	Pro Forma
Net income	$ 580,064	$ 578,418
Earnings per share:		
Basic	$ 3.23	$ 3.22
Diluted	3.15	3.14

(in 000s, except per share amounts)

Year ended April 30, 2002	As Reported	Pro Forma
Net income	$ 434,405	$ 435,551
Earnings per share:		
Basic	$ 2.38	$ 2.38
Diluted	2.31	2.31

The FASB intends to reissue the exposure draft, "Qualifying Special Purpo Entities and Isolation of Transferred Assets, an Amendment of FASB Stateme No. 140," during the third quarter of calendar year 2004. The purpose of tl proposal is to provide more specific guidance on the accounting for transfers financial assets to a QSPE.

Provisions in the first exposure draft, as well as tentative decisions reached l the Board during its deliberations, may require the Company to consolidate i current QSPEs (the Trusts) established in its Mortgage Operations segment. As April 30, 2004, the Trusts had assets and liabilities of $3.2 billion. The provisions the exposure draft are subject to FASB due process and are subject to chang The Company will continue to monitor the status of the exposure draft, aı consider changes, if any, to current structures as a result of the proposed rule

The estimated impact of these new accounting standards reflects current view There may be material differences between these estimates and the actual impa of these standards.

NOTE 2: BUSINESS COMBINATIONS AND DISPOSALS

Significant acquisitions during fiscal years 2004, 2003 and 2002 are as follows. Each acquisition was accounted for as a purchase and, accordingly, results for ea acquisition are included since the date of acquisition.

(in 000

	Asset Acquired	Estimated Life	Asset Value at Acquisitio
Fiscal year 2004			
Former major franchise territories	Property and equipment		**$ 2,697**
	Goodwill	N/A	**205,313**
	Customer relationships	10 years	**18,167**
	Noncompete agreements	3 years	**17,069**
	Weighted average life	7 years	**$ 243,246**
Accounting firms	Goodwill	N/A	**$ 3,923**
	Customer relationships	10 years	**1,794**
	Noncompete agreements	15 years	**747**
	Weighted average life	11 years	**$ 6,464**
Fiscal year 2003			
Accounting firms	Goodwill	N/A	$ 2,404
	Customer relationships	10 years	2,242
	Noncompete agreements	15 years	728
	Weighted average life	11 years	$ 5,374
Fiscal year 2002			
MyBenefitSource, Inc.	Goodwill	N/A	$ 11,929
	Trade name	5 years	868
	Customer relationships	8 years	1,616
	Noncompete agreements	5 years	1,522
	Weighted average life	6 years	$ 15,935
Equico Resources, LLC	Goodwill	N/A	$ 28,383
	Trade name	6 years	1,560
	Customer relationships	3 years	2,510
	Noncompete agreements	5 years	4,370
	Weighted average life	5 years	$ 36,823
Accounting firms	Goodwill	N/A	$ 15,842
	Customer relationships	10 years	9,314
	Noncompete agreements	15 years	3,584
	Weighted average life	11 years	$ 28,740

During fiscal year 2004, we made payments of $243.2 million related to the acquisition of assets and stock in the franchise territories of ten former major franchisees. The customer relationships will be amortized based on estimated customer retention over ten years. The noncompete agreements will be amortized on a straight-line basis over three years. Goodwill recognized in these transactions is included in the U.S. Tax Operations segment and all but $3.9 million is deductible for tax purposes.

During fiscal year 2004, the Company acquired three accounting firms. Cash payments related to these acquisitions totaled $6.2 million, with additional cash payments of $1.0 million over the next five years. The purchase agreements also provide for possible future contingent consideration of approximately $3.0 million. Goodwill recognized in these transactions is deductible for tax purposes and is included in the Business Services segment.

During fiscal year 2003, the Company acquired two accounting firms. Cash payments related to these acquisitions totaled $2.6 million, with additional cash payments of $2.8 million over the next five years. The purchase agreements also provide for possible future contingent consideration of approximate $0.3 million. Goodwill recognized in these transactions was $2.4 million, which deductible for tax purposes and is included in the Business Services segment.

In December 2001, the Company acquired a controlling interest MyBenefitSource, Inc., an integrated payroll and benefits processing compan with an option to acquire the remaining shares. The Company also acquired 10(of EquiCo Resources, LLC ("EquiCo"), a valuation, merger and acquisiti consulting company. Cash payments related to these acquisitions total $28.5 million with additional cash payments of $31.0 million over the next fi years. The purchase agreements also provide for possible future continge consideration of approximately $45.0 million, which is based on achieving certa revenue, profitability and working capital targets over the next six years, and su consideration will be treated as purchase price if paid. Goodwill recognized these transactions is not deductible for tax purposes and is included in t Business Services segment.

During fiscal year 2002, the Company acquired six accounting firms, giving the Business Services segment a geographic presence in Seattle and San Francisco, as well as expanding its existing presence in New York City and Dallas. Cash payments related to these acquisitions totaled $6.9 million, with additional cash payments of $26.1 million over the next five years. The purchase agreements also provide for possible future contingent consideration of approximately $6.6 million, which is based on achieving certain revenue and profitability over the next five years, and such consideration will be treated as purchase price if paid.

Goodwill of $8.8 million is expected to be fully deductible for tax purposes and i included in the Business Services segment.

During fiscal year 2004, 2003 and 2002, the Company made other acquisition which were accounted for as purchases with cash payments totaling $7.9 millio $3.0 million and $1.6 million, respectively. Their operations, which are n material, are included in the consolidated income statements since the date c acquisition.

NOTE 3: EARNINGS PER SHARE

Basic earnings per share is computed using the weighted-average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share before change in accounting principle are as follows:

(in 000s, except per share amounts)

Year ended April 30,	**2004**	2003	2002
Net income before change in accounting	**$ 704,256**	$ 580,064	$ 434,405
Basic weighted average common shares	**177,076**	179,638	182,903
Dilutive potential shares from stock options and restricted stock	**3,725**	4,439	5,423
Convertible preferred stock	**1**	1	1
Dilutive weighted average common shares	**180,802**	184,078	188,327
Earnings per share:			
Basic	**$ 3.98**	$ 3.23	$ 2.38
Diluted	**3.90**	3.15	2.31

Diluted earnings per share excludes the impact of weighted-average commo shares issuable upon the exercise of stock options of 2.4 million, 2.6 million, an 0.7 million shares for 2004, 2003 and 2002, respectively, because the option exercise prices were greater than the average market price of the common shar and therefore, the effect would be antidilutive.

NOTE 4: RECEIVABLES

The components of receivables from customers, brokers, dealers and clearing organizations are as follows:

(in 000s)

April 30,	**2004**	2003
Gross receivables	**$ 626,179**	$ 518,558
Less: Allowance for doubtful accounts	**(1,103)**	(1,521)
	$ 625,076	$ 517,037

The components of receivables are as follows:

(in 000

April 30,	**2004**	200
Business Services accounts receivable	**$ 145,231**	$ 185,02
Mortgage loans held for sale	**84,428**	68,51
Loans to franchisees	**35,872**	33,34
Refund anticipation loans ("RALs")	**49,047**	12,87
Software receivables	**20,882**	36,81
Other	**65,868**	89,05
	401,328	425,61
Allowance for doubtful accounts	**(38,266)**	(17,03
Lower of cost or market adjustment – mortgage loans	**(15,152)**	(5,38
	$ 347,910	$ 403,19

NOTE 5: MARKETABLE SECURITIES AVAILABLE-FOR-SALE

The amortized cost and market value of marketable securities classified as available-for-sale at April 30, 2004 and 2003 are summarized below:

(in 00(

	2004				2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses[1]	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Municipal bonds	**$ 8,846**	**$ 27**	**$ 78**	**$ 8,795**	$ 11,959	$ 516	$ 8	$ 12,46
Common stock	**4,661**	**450**	**82**	**5,029**	4,491	169	97	4,56
	13,507	**477**	**160**	**13,824**	16,450	685	105	17,03
Residual interests	**98,462**	**112,511**	**–**	**210,973**	166,248	98,089	–	264,33
	$ 111,969	**$ 112,988**	**$ 160**	**$ 224,797**	$ 182,698	$ 98,774	$ 105	$ 281,36

[1] Gross unrealized losses have been in a continuous loss position for less than 12 months.

Proceeds from the sales of available-for-sale securities were $68.8 million, $156.6 million and $23.2 million during 2004, 2003 and 2002, respectively. Gross realized gains on those sales during 2004, 2003 and 2002 were $41.8 million, $131.4 million and $0.6 million, respectively; gross realized losses were $0.1 million, $0.7 million and $0.2 million, respectively.

Contractual maturities of available-for-sale debt securities (municipal bonds) at April 30, 2004 occur at varying dates over the next five to ten years. Because expected maturities differ from contractual maturities due to the issuers' rights prepay certain obligations or the seller's rights to call certain obligations, the fi call date, put date or auction date for municipal bonds and notes is considered t contractual maturity date.

NOTE 6: MORTGAGE BANKING ACTIVITIES

The Company originates mortgage loans and sells most non-prime loans the same day the loans are funded to Trusts. These Trusts meet the criteria of QSPEs and are therefore not consolidated. The sale is recorded in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Trusts purchase the loans from the Company utilizing five warehouse facilities arranged by the Company. As a result of the whole loan sales to the Trusts, the Company removes the mortgage loans from its balance sheet and records the gain on the sale, cash and a beneficial interest in Trusts, which represents the ultimate expected outcome from the disposition of the loans. The beneficial interest in Trusts was $137.8 million and $122.1 million at April 30, 2004 and 2003, respectively. The beneficial interest in Trusts was reclassified from prepaid and other current assets to a non-current asset on the April 30, 2003 balance sheet.

The Trusts, as directed by their third-party beneficial interest holders, either sell the loans directly to third-party investors or back to the Company to pool the loans for securitization. The decision to complete a whole loan sale or a securitization is dependent on market conditions. If the Trusts choose to sell the mortgage loans, the Company receives cash for its beneficial interest in Trusts. In a securitization transaction, the Trusts transfer the loans to a consolidated subsidiary of the Company, and the Company transfers its beneficial interest in Trusts and the loans to a securitization trust. The securitization trust meets the definition of a QSPE and is therefore not consolidated. The securitization tr issues bonds, which are supported by the cash flows from the pooled loans, third-party investors. The Company retains an interest in the loans in the form o residual interest and usually assumes the first risk of loss for credit losses in t loan pool. As the cash flows of the underlying loans and market conditio change, the value of the Company's residual interest may also change, resulting either additional unrealized gains or impairment of the value of the residu interests. These residual interests are classified as trading securities and had balance as of April 30, 2004 and 2003.

To accelerate the cash flows from its residual interests, the Company securitiz the majority of its residual interests in net interest margin ("NIM") transactions. a NIM transaction, the residual interests are transferred to another QSPE ("NI trust"), which then issues bonds to third-party investors. The proceeds from t bonds are returned to the Company as payment for the residual interests. Tl bonds are secured by the pooled residual interests and are obligations of the NI trust. The Company retains a subordinated interest in the NIM trust, and receiv cash flows on its residual interest generally after the bonds issued to the thir party investors are paid in full. Residual interests retained from NI securitizations may also be bundled and sold in a subsequent securitization. The residual interests are classified as available-for-sale securities (see note 5).

Prime mortgage loans are sold in whole loan sales, servicing released, to thir party buyers.

Activity related to residual interests in securitizations consists of the following:

(in 000s)

April 30,	2004	2003
Balance, beginning of year	**$ 264,337**	$ 365,371
Additions (resulting from NIM transactions)	**9,007**	753
Cash received	**(193,606)**	(140,795)
Cash received on sales of residual interests	**(53,391)**	(142,486)
Accretion	**165,817**	145,165
Impairments of fair value	**(30,661)**	(54,111)
Other	**(6,203)**	–
Change in unrealized holding gains (losses) arising during the period	**55,673**	90,440
Balance, end of year	**$ 210,973**	$ 264,337

The Company sold $23.2 billion and $17.2 billion of mortgage loans in whole loan sales to the Trusts during the years ended April 30, 2004 and 2003, respectively. Gains totaling $716.7 million and $663.6 million were recorded on these sales, respectively.

Residual interests valued at $328.0 million and $542.5 million were securitized in NIM transactions during the years ended April 30, 2004 and 2003, respectively. Net cash proceeds of $310.4 million and $541.8 million were received from the NIM transactions for the years ended April 30, 2004 and 2003, respectively. Total net additions to residual interests for the years ended April 30, 2004 and 2003 were $9.0 million and $0.8 million, respectively.

Cash flows from the residual interests of $193.6 million and $140.8 million were received from the securitization trusts for the years ended April 30, 2004 and 2003, respectively. An additional $53.4 million and $142.5 million was received during fiscal years 2004 and 2003, respectively, as a result of the sale of previously securitized residuals, as discussed below. Cash received on the residual interests is included in investing activities on the consolidated statements of cash flows.

During fiscal year 2004, the Company completed sales of previously securitized residual interests and recorded gains of $40.7 million. Cash proceeds of $53.4 million were received from the transactions and a $1.5 million residual interest was retained. These sales accelerate cash flows from the residual interests, effectively realizing previously recorded unrealized gains included in other comprehensive income.

During fiscal year 2003, the Company completed the sale of previously securitized residual interests and recorded a gain of $130.9 million on the transaction. Cash proceeds of $142.5 million were received from the transaction and a residual interest of $57.4 million was retained.

Residual interests are considered available-for-sale securities and are therefore reported at fair value. Gross unrealized holding gains represent the write-up of residual interests as a result of lower interest rates, loan losses or loan prepayments to date than most recently projected in the Company's valuation models.

Aggregate net unrealized gains on residual interests, which had not yet been accreted into income, totaled $112.5 million and $98.1 million at April 30, 2004 and 2003, respectively. These unrealized gains are recorded net of deferred taxes in other comprehensive income, and may be recognized in income in future periods either through accretion or upon further securitization of the related residual interest.

In connection with securitization transactions, the Company, as servicer, generally has a 10% clean-up call option, whereby the Company, at its discretion, may repurchase the outstanding loans in the securitization once the current value of the loans is 10% or less of their original value. During fiscal year 2004, the Company exercised call options on residual interests initially recorded in 1996 and 1999. The outstanding loans were repurchased from the securitization tru and the proceeds were used to pay off the remaining bondholders. The repurchased loans may be included in future sale transactions. At the time the c options were exercised, the carrying value of the corresponding residual interes was $5.9 million, and is included in "Other" in the rollforward of residual interes above.

As the Company services non-prime mortgage loans, $216.1 million a $186.9 million in foreclosure advances, escrow advances and principal a interest advances are included in prepaid expenses and other current assets the consolidated balance sheets as of April 30, 2004 and 2003, respectively.

Activity related to mortgage servicing rights consists of the following:

(in 000

April 30,	2004	200
Balance, beginning of year	**$ 99,265**	$ 81,89
Additions	**84,274**	65,34
Amortization	**(69,718)**	(47,10
Impairments of fair value	**–**	(86
Balance, end of year	**$ 113,821**	$ 99,26

Estimated amortization of MSRs for fiscal years 2005, 2006, 2007, 2008 and 20 is $58.5 million, $29.1 million, $11.3 million, $3.9 million and $.7 milli respectively. The carrying value of MSRs approximates fair value at April 30, 20 and 2003.

The key assumptions the Company used to originally estimate the cash flo and values of the residual interests are as follows:

	2004	2003	200
Estimated annual prepayments	**30-90%**	30-90%	30-90
Estimated credit losses	**3.63%**	3.60%	3.06
Discount rate	**16.25%**	13.03%	14.43
Variable returns to third-party beneficial interest holders	**LIBOR forward curve at closing**		

The key assumptions the Company used to estimate the cash flows and val of the residual interests and MSRs at April 30 are as follows:

April 30,	2004	200
Estimated annual prepayments	**25-90%**	20-90
Estimated credit losses	**4.16%**	5.14
Discount rate – residual interests	**19.09%**	24.22
Discount rate – MSRs	**12.80%**	12.80
Variable returns to third-party Beneficial interest holders	**LIBOR forward curve valuation date**	

Expected static pool credit losses are as follows:

	Mortgage loans securitized in		
	2002	2003	**200**
April 30, 2004	**3.58%**	**4.35%**	**3.92**

Static pool credit losses are calculated by summing the actual and projec future credit losses and dividing them by the original balance of each pool of ass outstanding at April 30, 2004.

At April 30, 2004, the sensitivities of the current fair value of the residuals MSRs to 10% and 20% adverse changes in the above key assumptions presented in the table below. These sensitivities are hypothetical and should used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also in this table, the effect of a variation of a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in anoth which might magnify or counteract the sensitivities.

(dollars in 000s

	Residential Mortgage Loans		
	NIM Residuals	Beneficial Interest in Trusts[1]	Servicing Assets
Carrying amount/fair value of residuals	**$ 210,973**	**$ 137,757**	**$ 113,821**
Weighted average life (in years)	**1.4**	**2.2**	**1.2**
Prepayments (including defaults):			
Adverse 10% – $impact on fair value	**$ 6,352**	**$ (3,836)**	**$ (12,239)**
Adverse 20% – $impact on fair value	**11,458**	**(1,967)**	**(23,003)**
Credit losses:			
Adverse 10% – $impact on fair value	**$ (23,156)**	**$ (2,962)**	**Not applicable**
Adverse 20% – $impact on fair value	**(47,198)**	**(5,831)**	**Not applicable**
Discount rate:			
Adverse 10% – $impact on fair value	**$ (4,176)**	**$ (590)**	**$ (1,545)**
Adverse 20% – $impact on fair value	**(8,063)**	**(3,685)**	**(3,055)**
Variable interest rates:			
Adverse 10% – $impact on fair value	**$ (9,597)**	**$ (10,571)**	**Not applicable**
Adverse 20% – $impact on fair value	**(18,771)**	**(21,910)**	**Not applicable**

[1] *Adverse changes are minimized by the Trusts ability to deliver loans into the Company's forward loan sale commitments. See Item 7a for additional analysis.*

Mortgage loans which have been securitized at April 30, 2004 and 2003, past due sixty days or more and the related net credit losses are presented below:

(in 000s)

	Total Principal Amount of Loans Outstanding		Principal Amount of Loans 60 Days or More Past		Net Credit Losses (net of recoveries)	
	April 30,		Due April 30,		Year ended April 30,	
	2004	2003	**2004**	2003	**2004**	2003
Residual mortgage loans	**$ 15,732,953**	$ 19,835,641	**$ 1,286,069**	$ 1,308,991	**$ 159,253**	$ 130,065
Warehouse	**3,244,141**	2,186,224	**–**	–	**–**	–
Total loans	**$ 18,977,094**	$ 22,021,865	**$ 1,286,069**	$ 1,308,991	**$ 159,253**	$ 130,065

NOTE 7: GOODWILL AND INTANGIBLE ASSETS

Goodwill and other indefinite life intangible assets were tested for impairment in the fourth quarter of fiscal year 2004. An independent valuation firm was engaged to assist in the test for selected reporting units. No impairment existed at any of the Company's reporting units.

In light of unsettled market conditions and the severe decline of comparable business valuations in the investment industry, the Company engaged an independent valuation firm in fiscal year 2003 to perform the goodwill impairment test on the Investment Services segment in accordance with SFAS 142. Based o this valuation, a goodwill impairment charge of $24.0 million was recorded durin fiscal year 2003. Also during 2003, the Company's annual impairment test resulte in an impairment of $11.8 million for a reporting unit within the Business Service segment. No other impairments were identified.

Changes in the carrying amount of goodwill by segment for the year ende April 30, 2004, are as follows:

(in 000s)

	2003	Additions	Other	**2004**
U.S. Tax Operations	$ 130,502	$ 212,200	$ –	**$ 342,702**
Mortgage Operations	152,467	–	–	**152,467**
Business Services	279,650	31,525	–	**311,175**
Investment Services	145,732	–	–	**145,732**
International Tax Operations	5,666	849	619	**7,134**
Corporate Operations	198	10	–	**208**
Total goodwill	$ 714,215	$ 244,584	$ 619	**$ 959,418**

Additions to goodwill for U.S. Tax Operations include $205.3 million related to asset and stock acquisitions involving former major franchise territories and other acquisitions of $6.9 million. Additions to goodwill for Business Services primarily result from the final contingent payment related to the acquisition of the noı attest assets of McGladrey & Pullen, LLP of $26.7 million.

The components of intangible assets are as follows:

(in 000s)

	April 30, 2004		April 30, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
U.S. Tax Operations:				
Customer relationships	**$ 18,167**	**$ (3,311)**	$ –	$ –
Noncompete agreements	**17,069**	**(5,690)**	–	–
Business Services:				
Customer relationships	**121,229**	**(56,313)**	120,178	(44,192)
Noncompete agreements	**27,424**	**(8,670)**	26,909	(6,157)
Trade name – amortizing	**1,450**	**(926)**	1,450	(205)
Trade name – non-amortizing	**55,637**	**(4,868)**	55,637	(4,868)
Investment Services:				
Customer relationships	**293,000**	**(129,408)**	293,000	(100,108)
Corporate Operations:				
Customer relationships	**844**	**(66)**	172	(10)
Noncompete agreements	**295**	**(34)**	60	(1)
Total intangible assets	**$ 535,115**	**$ (209,286)**	$ 497,406	$ (155,541)

Amortization of intangible assets for the year ended April 30, 2004, 2003 and 2002 was $54.2 million, $44.5 million and $43.4 million, respectively. Estimated amortization of intangible assets for fiscal years 2005, 2006, 2007, 2008 and 2009 is $52.9 million, $51.9 million, $43.0 million, $41.2 million and $40.0 millio respectively. In fiscal year 2004, the Company wrote off a $0.6 million trade nan for a subsidiary in its Business Services segment.

NOTE 8: PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

(in 000s)

April 30,	**2004**	2003
Land	**$ 29,925**	$ 37,614
Buildings	**78,136**	81,631
Computers and other equipment	**498,373**	433,649
Capitalized software	**137,784**	113,826
Leasehold improvements	**114,537**	107,482
	858,755	774,202
Less: Accumulated depreciation and amortization	**579,535**	485,608
	$ 279,220	$ 288,594

Depreciation and amortization expense for 2004, 2003 and 2002 \ $117.9 million, $117.3 million and $110.9 million, respectively. Included depreciation and amortization expense is amortization of capitalized softwar($28.2 million, $29.9 million and $25.4 million for fiscal years 2004, 2003 and 2(respectively.

As of April 30, 2004 and 2003, the Company has property and equipment un capital lease with a cost of $14.1 million and $17.6 million, respectively, ; accumulated depreciation of $2.5 million and $4.2 million, respectively. ' Company has an agreement to lease real estate and buildings undeı noncancelable capital lease for the next 16 years with an option to purchase a three years.

NOTE 9: DERIVATIVE INSTRUMENTS

The Company, in the normal course of business, enters into commitments with its customers to fund both non-prime and prime mortgage loans for specified periods of time at "locked-in" interest rates. These derivative instruments represent commitments to fund loans ("rate-lock equivalents"). The fair value of non-prime loan commitments is calculated using a binomial option model. The fair value of prime loan commitments is calculated based on the current market pricing of short sales of FNMA, FHLMC and GNMA mortgage-backed securities and the coupon rates of the eligible loans. At April 30, 2004 and 2003, the Company recorded a liability of $1.4 million and an asset of $12.5 million, respectively, in receivables on its consolidated balance sheets related to these prime and non-prime commitments. Changes in the fair value totaling a loss of $13.9 million were recognized in gains on sales of mortgage assets for fiscal year 2004. See discussion of SAB 105 in note 1, related to a change in accounting for non-prime loan commitments.

The Company sells short FNMA, FHLMC and GNMA mortgage-backed securities to reduce its risk related to its commitments to fund fixed-rate prime loans. The position on certain or all of the fixed-rate mortgage loans is closed approximately 10-15 days prior to standard Public Securities Association ("PSA") settlement dates. At April 30, 2004 the Company recorded assets totaling $2.1 million in prepaid expenses and other current assets on its consolidated balance sheet related to these instruments. Changes in the market value of these instruments are included in gains on sales of mortgage assets and totaled $4.7 million for fiscal year 2004.

The Company enters into forward loan commitments to sell its non-pri mortgage loans to manage interest rate risk. Forward loan sale commitments non-prime loans are not considered derivative instruments and are therefore ı recorded in our financial statements. The notional value and the contract valu(the forward commitments at April 30, 2004 were $4.7 billion and $5.0 billi respectively.

The Company entered into an agreement with Household Tax Masters, I ("Household") during fiscal year 2003, whereby the Company waived its right purchase any participation interests in and receive license fees relating to R/ during the period January 1 through April 30, 2003. In consideration for waiv these rights, the Company received a series of payments from Household, subj to certain adjustments based on delinquency rates on RALs made by Househ through December 31, 2003. This adjustment provision was accounted for a derivative and was marked-to-market monthly through December 31, 20 Accordingly, during fiscal year 2004, the Company recognized $6.5 million revenues related to this instrument. The final settlement in accordance with t agreement was received in January 2004. A receivable of $5.2 million was incluc on the consolidated balance sheet as of April 30, 2003.

None of the derivative instruments qualify for hedge accounting treatment as April 30, 2004 and 2003.

NOTE 10: LONG-TERM DEBT

The components of long-term debt and capital lease obligations at year end are as follows:

April 30,	**2004**	2003
		(in 000s)
Senior Notes, 8½%, due April 2007	**$ 498,225**	$ 497,625
Senior Notes, 6¾%, due November 2004	**249,975**	249,925
Business Services acquisition obligations, due from August 2004 to January 2008	**60,768**	115,874
Mortgage notes	–	1,543
Capital lease obligations	**12,512**	13,013
	821,480	877,980
Less: Current portion	**275,669**	55,678
	$ 545,811	$ 822,302

On April 13, 2000, the Company issued $500.0 million of 8½% Senior Notes under a shelf registration statement. The Senior Notes are due April 15, 2007, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings that initially funded the acquisition of OLDE Financial Corporation and Financial Marketing Services, Inc. (collectively, "OLDE").

On October 21, 1997, the Company issued $250.0 million of 6¾% Senior Note under a shelf registration statement. The Senior Notes are due November 1, 200 and are not redeemable prior to maturity. The net proceeds of this transactio were used to repay short-term borrowings, which initially funded the acquisitio of Option One Mortgage Corporation ("Option One").

The Company has obligations related to Business Services acquisitions c $60.8 million and $115.9 million at April 30, 2004 and 2003, respectively. Th current portion of these amounts is included in the current portion of long-terr debt on the consolidated balance sheet. The long-term portions are due fror August 2005 to January 2008.

The Company has a capitalized lease obligation of $12.5 million at April 30, 200 that is collateralized by land and buildings. The obligation is due in 16 years.

The aggregate payments required to retire long-term debt are $275.7 millior $23.5 million, $510.7 million, $1.1 million, $0.6 million and $9.9 million in 200 2006, 2007, 2008, 2009 and beyond, respectively.

Based upon borrowing rates currently available for indebtedness with simila terms, the fair value of long-term debt was approximately $893.5 million an $915.4 million at April 30, 2004 and 2003, respectively.

NOTE 11: OTHER NONCURRENT LIABILITIES

The Company has deferred compensation plans that permit directors and certain employees to defer portions of their compensation and accrue income on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued. Included in other noncurrent liabilities are $93.4 million and $65.4 million at April 30, 2004 and 2003, respectively, reflecting the liability under these plans. The Company purchases whole-life insurance contracts on certain director and employee participants to recover distributions made or to be made under the plans and records the cash surrender value of the policies in other noncurrent assets.

The Company has recorded $280.0 million and $281.7 million for obligations t certain government agencies at April 30, 2004 and 2003, respectively.

In connection with the Company's acquisition of the non-attest assets c McGladrey & Pullen, LLP ("M&P") in August 1999, the Company assumed certai pension liabilities related to M&P's retired partners. The Company make payments in varying amounts on a monthly basis. Included in other noncurre liabilities at April 30, 2004 and 2003 are $17.5 million and $19.5 millio respectively, related to this liability.

NOTE 12: STOCKHOLDERS' EQUITY

On June 20, 2001, the Company's Board of Directors declared a two-for-one stock split of its Common Stock in the form of a 100% stock distribution effective August 1, 2001, to shareholders of record as of the close of business on July 10, 2001. All share and per share amounts have been adjusted to reflect the retroactive effect of the stock split.

The Company is authorized to issue 6.0 million shares of Preferred Stock, without par value. At April 30, 2004, the Company had 5.6 million shares of authorized but unissued Preferred Stock. Of the unissued shares, 0.6 million shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.

On March 8, 1995, the Board of Directors authorized the issuance of a series of 0.5 million shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 0.4 million shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferre Stock became convertible on April 5, 1998 into four shares of Common Stock c the Company (eight shares after the August 1, 2001 stock split), subject t adjustment upon certain events. The holders of the Convertible Preferred Stoc are not entitled to receive dividends paid in cash, property or securities and, in th event of any dissolution, liquidation or wind-up of the Company, will share ratab with the holders of Common Stock then outstanding in the assets of the Compar after any distribution or payments are made to the holders of Participatir Preferred Stock or the holders of any other class or series of stock of th Company with preference over the Common Stock.

The Company grants restricted shares to selected employees under its stoc based compensation plans. Upon the grant of restricted shares, unearne compensation is recorded as an offset to additional paid in capital and amortized as compensation expense over the restricted period. The balance c unearned compensation related to restricted shares at April 30, 2004 w $15.0 million.

NOTE 13: COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in stockholders' equity. The Company's comprehensive income is comprised of net income, foreign currency translation adjustments and the change in the net unrealized gain or loss on available-for-sale marketable securities. Included in stockholders' equity at April 30, 2004 and 2003, the net unrealized holding gain on available-for-sale securities was $69.7 million and $61.0 million, respectively, and the foreign currency translation adjustment was $(11.8) million and $(24.1) million, respectively. The net unrealized holding gain on available-for-sale securities relates primarily to residual interests in securitizations.

(in 00

Year ended April 30,	**2004**	2003	20(
Net income	**$ 697,897**	$ 580,064	$ 434,4(
Unrealized gains on securities (less applicable taxes (benefit) of $5,412, ($15,290) and $56,156):			
Unrealized holding gains arising during the period (less applicable taxes of $64,174, $70,983 and $58,248)	**103,886**	114,885	92,6:
Less: Reclassification adjustment for gains included in income (less applicable taxes of $58,762, $86,273 and $2,092)	**(95,150)**	(139,566)	(4,8!
Change in foreign currency translation adjustments	**12,355**	17,415	(8;
Comprehensive income	**$ 718,988**	$ 572,798	$ 521,3(

NOTE 14: STOCK-BASED COMPENSATION AND RETIREMENT BENEFITS

The Company has four stock-based compensation plans: the 2003 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors, the 1999 Stock Option Plan for Seasonal Employees, and the 2000 Employee Stock Purchase Plan ("ESPP"). The shareholders have approved all of the Company's stock-based compensation plans.

The 2003 Plan replaced the 1993 Long-Term Executive Compensation Plan, effective July 1, 2003. The 1993 Plan terminated at that time, except with respect to outstanding awards thereunder. The shareholders had approved the 1993 Plan in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 2003 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. Options granted under the Plans are exercisable either (1) starting one year after the date of the grant, (2) starting one, two or three years after the date of the grant on a cumulative basis at the annual rate 331/3% of the total number of option shares, or (3) starting three years after date of the grant on a cumulative basis at the rate of 40%, 30%, and 30% over following three years. In addition, certain option grants have accelerated vest provisions based on the Company's stock price reaching specified levels.

Under the 2003 and 1989 plans, restricted shares of the Company's comn stock may be granted to selected employees. Restricted shares granted vest eit (1) starting one or three years after the grant on a cumulative basis at an ann rate of 331/3% of the total number of shares, or (2) at the end of three years.

The 1999 Stock Option Plan for Seasonal Employees provided for the grant options on June 30, 2003, 2002 and 2001 at the market price on the date of grant. The options are exercisable during September through November in each the two years following the calendar year of the grant, subject to cert conditions.

Changes during the years ended April 30, 2004, 2003 and 2002 under the stock-based compensation plans were as follows:

(in 000s, except per share amoun

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Pric
Options outstanding, beginning of year	**15,772**	**$ 32.14**	15,910	$ 26.33	18,908	$ 20.40
Options granted	**3,744**	**44.05**	5,364	44.32	8,816	32.85
Options exercised	**(3,927)**	**29.11**	(5,098)	24.65	(9,659)	19.82
Options expired/cancelled	**(1,107)**	**34.51**	(404)	34.53	(2,155)	30.21
Options outstanding, end of year	**14,482**	**35.86**	15,772	32.14	15,910	26.33
Shares exercisable, end of year	**6,668**	**30.78**	6,836	25.21	6,410	20.46
Restricted shares granted	**514**	**43.93**	45	44.64	17	36.85
Restricted shares vested	**72**	**23.79**	63	21.02	81	19.56
Shares reserved for future option or restricted stock grants, end of year	**9,880**		14,563		19,523	

A summary of stock options outstanding and exercisable at April 30, 2004 follows:

(shares in 000s)

	Outstanding			Exercisable	
	Number Outstanding at April 30	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at April 30	Weighted-Average Exercise Price
$ 16.13 – 21.91	**2,292**	**4 years**	**$ 18.22**	**2,135**	**$ 18.08**
$ 22.13 – 27.81	**1,693**	**5 years**	**25.94**	**1,092**	**25.82**
$ 32.10 – 39.96	**3,447**	**8 years**	**33.41**	**1,613**	**33.56**
$ 40.00 – 46.26	**6,814**	**9 years**	**44.79**	**1,828**	**46.11**
$ 47.00 – 58.95	**236**	**10 years**	**56.60**	**–**	**–**
	14,482			**6,668**	

The 2000 ESPP provides the option to purchase shares of the Company's Common Stock through payroll deductions to a majority of the employees of subsidiaries of the Company. The purchase price of the stock is 90% of the lower of either the fair market value of the Company's Common Stock on the first trading day within the Option Period or on the last trading day within the Option Period. The Option Periods are six-month periods beginning January 1 and July 1 each year. During fiscal years 2004 and 2003, 127,246 and 93,657 shares, respectively, were purchased under the ESPP out of a total authorized 6.0 million shares.

For purposes of computing actual fiscal year 2004 compensation expense and the pro forma effects for fiscal years 2003 and 2002 of stock compensation plans under the fair value accounting method, disclosed in note 1, the fair value of each stock option grant or purchase right grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $7.58, $8.29 and $5.77, respectively. The weighted-average fair value of purchase rights granted during 2004, 2003 and 2002 was $9.96, $9.02 and $5.88, respectively. The following weighted-average assumptions were used for stock option grants and purchas right grants during the following periods:

Year ended April 30,	**2004**	2003	2002
Stock option grants:			
Risk-free interest rate	**1.76%**	3.37%	4.48%
Expected life	**3 years**	4 years	3 years
Expected volatility	**31.65%**	29.04%	28.81%
Dividend yield	**1.65%**	1.50%	1.84%
Purchase right grants:			
Risk-free interest rate	**.97%**	1.45%	2.70%
Expected life	**6 months**	6 months	6 month:
Expected volatility	**38.14%**	44.38%	33.07%
Dividend yield	**1.55%**	1.60%	1.60%

The Company has 401(K) defined contribution plans covering all full-tin employees following the completion of an eligibility period. Compa contributions to these plans are discretionary and totaled $28.9 millio $20.7 million and $15.5 million for fiscal years 2004, 2003 and 2002, respectivel

NOTE 15: SHAREHOLDER RIGHTS PLAN

On July 25, 1998, the rights under a shareholder rights plan, adopted by the Company's Board of Directors on March 25, 1998, became effective. The 1998 plan was adopted to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the 1998 plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.

Under the 1998 plan, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. The Company may, prior to any Unapproved Stock Acquisition, amend the plan to lower such 15% threshold to not less than the greater of (1) any percentage greater than the largest percentage of beneficial ownership by any person or group of persons then known by the Company, and (2) 10% (in which case the acquisition of such lower percentage of beneficial ownership then constitutes an Unapproved Stock Acquisition and the Rights become exercisable). When exercisable, the registered holder of ea Right may purchase from the Company one two-hundredth of a share of a class the Company's Participating Preferred Stock, without par value, at a price $107.50, subject to adjustment. The registered holder of each Right then also h the right (the "Subscription Right") to purchase for the exercise price of the Rigl in lieu of shares of Participating Preferred Stock, a number of shares of tl Company's Common Stock having a market value equal to twice the exerci price of the Right. Following an Unapproved Stock Acquisition, if the Company involved in a merger, or 50% or more of the Company's assets or earning pow are sold, the registered holder of each Right has the right (the "Merger Right") purchase for the exercise price of the Right a number of shares of the comm stock of the surviving or purchasing company having a market value equal twice the exercise price of the Right.

After an Unapproved Stock Acquisition, but before any person or group persons acquires 50% or more of the outstanding shares of the Compan Common Stock, the Board of Directors may exchange all or part of the th outstanding and exercisable Rights for Common Stock at an exchange ratio of o share of Common Stock per Right (the "Exchange"). Upon any such Exchan the right of any holder to exercise a Right terminates. Upon the occurrence of a of the events giving rise to the exercisability of the Subscription Right or t

Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group under the new plan will become void as they relate to the Subscription Right, the Merger Right or the Exchange.

The Company may redeem the Rights at a price of $.000625 per Right at any time prior to the earlier of (1) an Unapproved Stock Acquisition, or (2) the expiration of the rights. The Rights under the plan will expire on March 25, 2(unless extended by the Board of Directors. Until a Right is exercised, the hol thereof, as such, will have no rights as a stockholder of the Company, includ the right to vote or to receive dividends. The issuance of the Rights alone has dilutive effect and does not affect reported earnings per share.

NOTE 16: INTEREST INCOME AND INTEREST EXPENSE

The components of interest income are as follows:

(in 000s)

Year ended April 30,	**2004**	2003	2002
Mortgage loans	**$ 5,064**	$ 5,421	$ 6,609
Accretion – residual interests	**168,029**	145,165	50,583
Accretion – beneficial interest	**167,705**	103,294	70,668
Broker-dealer activities	**33,408**	37,300	67,849
Other	**4,858**	6,005	10,724
	$ 379,064	$ 297,185	$ 206,433

The components of interest expense are as follows:

(in 00(

Year ended April 30,	**2004**	2003	20C
Acquisition debt	**$ 68,816**	$ 72,766	$ 79,0C
Accretion of liabilities and other	**7,517**	7,724	12,5E
RAL-related	**4,482**	3,244	3,9C
Mortgage loans	**1,836**	3,229	4,95
Margin lending	**1,358**	4,830	14,74
Loans to franchises	**547**	851	95
	$ 84,556	$ 92,644	$ 116,14

NOTE 17: INCOME TAXES

The components of income upon which domestic and foreign income taxes have been provided are as follows:

(in 000s)

Year ended April 30,	**2004**	2003	2002
Domestic	**$ 1,151,632**	$ 976,078	$ 709,940
Foreign	**12,525**	10,999	6,900
	$ 1,164,157	$ 987,077	$ 716,840

Deferred income tax provisions (benefits) reflect the impact of tempor: differences between amounts of assets and liabilities for financial reporti purposes and such amounts as measured by tax laws. The current and defen components of taxes on income are as follows:

(in 000

Year ended April 30,	**2004**	2003	200
Current			
Federal	**$ 421,787**	$ 415,083	$ 335,08
State	**41,169**	29,608	33,11
Foreign	**577**	8,056	3,92
	463,533	452,747	372,12
Deferred:			
Federal	**(3,305)**	(42,512)	(80,27
State	**(323)**	(2,534)	(8,41
Foreign	**(4)**	(688)	(99
	(3,632)	(45,734)	(89,68
Total provision for income taxes before change in accounting principle	**459,901**	407,013	282,43
Income tax on cumulative effect of change in accounting principle	**(4,031)**	–	–
Income tax included in comprehensive income	**5,412**	(15,290)	56,15
Total provision for income taxes	**$ 461,282**	$ 391,723	$ 338,59

Unremitted earnings of foreign subsidiaries totaled $89.5 million at April : 2004. Management intends to indefinitely reinvest foreign earnings, therefore, provision has not been made for income taxes which might be payable up remittance of such earnings. Moreover, due to the availability of foreign incor tax credits, management believes the amount of federal income taxes would immaterial in the event foreign earnings were repatriated.

The following table reconciles the federal statutory tax expense to the Company's income tax expense:

(dollars in 000s)

Year ended April 30,	2004	2003	2002
Statutory tax	**$ 407,455**	$ 345,477	$ 250,894
Increases (reductions) in income taxes resulting from:			
State income taxes, net of Federal income tax benefit	**27,408**	25,978	16,433
Amortization and impairment of goodwill and intangibles	**10,893**	23,337	11,023
Other	**14,145**	12,221	4,085
Total income tax expense	**$ 459,901**	$ 407,013	$ 282,435
Effective tax rate	**39.5%**	41.2%	39.4%

The components of deferred taxes are as follows:

(in 000s)

Year ended April 30,	2004	2003
Gross deferred tax assets:		
Accrued expenses	**$ 46,097**	$ 58,635
Allowance for credit losses	**23,099**	35,817
Current	**69,196**	94,452
Deferred compensation	**34,723**	24,940
Residual interest income	**210,826**	197,747
Depreciation	**5,612**	–
Noncurrent	**251,161**	222,687
Gross deferred tax liabilities:		
Accrued income	**(15,040)**	(24,865)
Current	**(15,040)**	(24,865)
Mortgage servicing rights	**(38,005)**	(39,339)
Amortization of intangibles	**(31,985)**	(19,451)
Depreciation	–	(494)
Noncurrent	**(69,990)**	(59,284)
Net deferred tax assets (liabilities)	**$ 235,327**	$ 232,990

The Company believes the net deferred tax asset of $235.3 million is realizabl The Company has federal taxable income in excess of $1.9 billion and substanti state taxable income in the carry-back period, as well as a history of growth i earnings and prospects for continued earnings growth. Deferred taxes and tax payable have been reclassified for a change in method of income tax reportir initiated by the Company during fiscal year 2004 resulting in an increase to tot assets and liabilities of $163.4 million at April 30, 2003.

NOTE 18: SUPPLEMENTAL CASH FLOW INFORMATION

The Company made the following cash payments:

(in 000s)

Year ended April 30,	2004	2003	2002
Income taxes paid	**$ 331,635**	$ 247,057	$ 236,784
Interest paid	**84,551**	84,094	105,072

The Company characterized the following as non-cash investing activities:

(in 000s

Year ended April 30,	2004	2003	2002
Additions to residual interests	**$ 9,007**	$ 753	$ 26,057
Residual interest mark-to-market	**167,065**	38,880	148,188

NOTE 19: COMMITMENTS, CONTINGENCIES AND RISKS

Commitments and contingencies: At April 30, 2004, the Company maintained a $2.0 billion back-up credit facility to support the commercial paper program and for general corporate purposes. The annual facility fee required to support the availability of this facility is eleven basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.

The Company maintains a revolving credit facility in an amount not to exceed $125.0 million (Canadian) in Canada to support a commercial paper program with varying borrowing levels throughout the year, reaching its peak during February and March for the Canadian tax season.

The Company offers guarantees under its POM program to tax clients whereby the Company will assume the cost, subject to certain limits, of additional tax assessments, up to a cumulative per client limit of $5,000, attributable to t return preparation error for which the Company is responsible. The Compa now defers all revenues and direct costs associated with these guarante recognizing these amounts over the term of the guarantee based upon historic a actual payment of claims. The related current asset is included in prepa expenses and other current assets. The related liability is included in accour payable, accrued expenses and other on the consolidated balance sheets. T related noncurrent asset and liability are included in other assets and ot noncurrent liabilities, respectively, on the consolidated balance sheets. A loss these POM guarantees would be recognized if the sum of expected costs 1 services exceeded unearned revenue. The deferred revenue liability increased fiscal year 2004 by $61.5 million due to the change in accounting principle. T changes in the deferred revenue liability for the fiscal years ended April 30, 2004 and 2003 are as follows:

(in 000s)

April 30,	**2004**	2003
Balance, beginning of year	**$ 49,280**	$ 44,982
Amounts deferred for new guarantees issued	**81,803**	28,854
Revenue recognized on previous deferrals	**(69,522)**	(24,556)
Adjustment resulting from change in accounting principle	**61,487**	–
Balance, end of year	**$ 123,048**	$ 49,280

The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $2.6 billion at April 30, 2004 and 2003, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.

The Company is responsible for servicing mortgage loans for others of $36.5 billion and subservicing loans of $8.8 billion at April 30, 2004.

The Company has entered into whole loan sale agreements with investors in the normal course of business, which include standard representations and warranties customary to the mortgage banking industry. The Company has commitments to sell loans of $4.7 billion and $1.5 billion as of April 30, 2004 and 2003, respectively.

Violations of these representations and warranties may require the Company to repurchase loans previously sold. In accordance with these loan sale agreements, the Company repurchased loans with an outstanding principal balance of $192.3 million and $182.0 million during the fiscal years ended April 30, 2004 and 2003, respectively. A liability has been established related to the potential loss on repurchase of loans previously sold of $25.2 million and $18.9 million at April 30, 2004 and 2003, respectively. Repurchased loans are normally sold in subsequent sale transactions. On an ongoing basis, management monitors the adequacy of this liability, which is established upon the initial sale of the loans, and is included in accounts payable, accrued expenses and deposits in the consolidated balance sheets. In determining the adequacy of the recourse liability, management considers such factors as known problem loans, underlying collateral values, historical loan loss experience, assessment of economic conditions and other appropriate data to identify the risks in the mortgage loans held for sale.

The Company is required, under the terms of its securitizations, to build and/or maintain overcollateralization ("OC") to specified levels, using the excess cash flows received, until specified percentages of the securitized portfolio are attained. The Company funds the OC account from the proceeds of the sale. Future cash flows to the residual holder are used to amortize the bonds until a specific percentage of either the original or current balance is retained, which is specified in the securitization agreement. The bondholders' recourse to the Company for credit losses is limited to the excess cash flows received and the amount of OC held by the trust. Upon maturity of the bonds, any remaining amounts in the trust are distributed. The estimated future cash flows to be distributed to the Company are included as part of the residual valuation and are valued upon distribution from the OC account. As of April 30, 2004 and 2003, $316.0 million and $309.6 million, respectively, was maintained in various OC accounts. These accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.

Option One Mortgage Corporation provides a guarantee up to a maximum amount equal to approximately 10% of the aggregate principal balance of mortgage loans held by the Trusts before ultimate disposition of the loans by Trusts. This guarantee would be called upon in the event adequate proceeds w not available from the sale of the mortgage loans to satisfy the current or ultin payment obligations of the Trusts. No losses have been sustained on commitment since its inception. The total principal amount of Trust obligati outstanding as of April 30, 2004 and 2003 was $3.2 billion and $2.2 bill respectively. The fair value of mortgage loans held by the Trusts as of April 2004 and 2003 was $3.3 billion and $2.3 billion, respectively.

The Company is required, in the event of non-delivery of customers' securi owed to it by other broker-dealers or by its customers, to purchase ident securities in the open market. Such purchases could result in losses not reflec in the accompanying consolidated financial statements.

As of April 30, 2004, the Company had pledged securities totaling $46.3 milli which satisfied margin deposit requirements of $38.5 million.

The Company monitors the credit standing of brokers and dealers customers with whom it does business. In addition, the Company monitors market value of collateral held and the market value of securities receivable fr others, and seeks to obtain additional collateral if insufficient protection agai loss exists.

The Company and its subsidiaries have various contingent purchase pr obligations in connection with prior acquisitions. In many cases, conting payments to be made in connection with these acquisitions are not subject t stated limit. The Company estimates the potential payments (undiscounted) tc approximately $7.8 million as of April 30, 2004. The Company's estimate is bas on current financial conditions. Should actual results differ materially from assumptions, the potential payments will differ from the above estimate. Su payments, if and when paid, would be recorded as additional goodwill.

At April 30, 2004, the Company had a receivable from M&P of $5.8 million. T amount is included in receivables in the consolidated balance she Commitments exist to loan M&P up to $40.0 million at April 30, 2004, which is t lower of the value of their accounts receivable, work-in-process and fixed ass or $40.0 million, on a revolving basis through July 31, 2004, subject to cert termination clauses. This revolving facility bears interest at prime rate plus fc and one-half percent on the outstanding amount and a commitment fee of one-h percent per annum on the unused portion of the commitment. The loan is fu secured by the accounts receivable, work-in-process and fixed assets of M&P. T Company anticipates entering into a new revolving facility, which will extend t loan past July 31, 2004.

The Company has contractual commitments to fund certain franchis requesting Franchise Equity Lines of Credit ("FELCs"). The commitment to fu FELCs as of April 30, 2004 totaled $27.0 million, with a related receivable balan of $35.9 million included in the consolidated balance sheets. The receivab represents the amount drawn on the FELCs as of April 30, 2004.

The Company is self-insured for certain risks, including certain employee heal and benefit, workers' compensation, property and general liability claims, a claims related to its POM program. In fiscal year 2004, the Company issued tv standby letters of credit to servicers paying claims related to the Compan worker's compensation and POM programs. These letters of credit are f amounts not to exceed $0.9 million and $3.6 million, respectively. At April 30, 20 there were no balances outstanding on these letters of credit.

During fiscal year 2004, the Company announced plans to construct a ne world headquarters facility in downtown Kansas City, Missouri. The Company in negotiations to enter into contractual commitments with the City of Kans City and a general contractor for the construction of the building. As of April 3 2004, no commitment for the total cost of the building had been negotiated. Tl Company expects the total expenditure associated with this building to be in tl range of $140 million to $160 million, and to be paid out over the next three fiscal years.

The Company and its subsidiaries routinely enter into contracts that include embedded indemnifications that have characteristics similar to guarantees. Other guarantees and indemnifications of the Company and its subsidiaries include obligations to protect counter parties from losses arising from the following: (1) tax, legal and other risks related to the purchase or disposition of businesses; (2) penalties and interest assessed by Federal and state taxing authorities in connection with tax returns prepared for clients; (3) indemnification of the Company's directors and officers; and (4) third-party claims relating to various arrangements in the normal course of business. Typically, there is no stated maximum payment related to these indemnifications, and the term of indemnities may vary and in many cases is limited only by the applicable statute of limitations. The likelihood of any claims being asserted against the Company or its subsidiaries and the ultimate liability related to any such claims, if any, is difficult to predict. While management cannot provide assurance the Company and its subsidiaries will ultimately prevail in the event any such claims are asserted, management believes the fair value of these guarantees and indemnifications is not material as of April 30, 2004.

Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a three-year period with renewal options and provide for fixed monthly rentals.

Future minimum lease commitments at April 30, 2004 are as follows:

	(in 000s)
2005	**$ 199,292**
2006	**150,441**
2007	**107,944**
2008	**56,694**
2009	**34,915**
2010 and beyond	**48,597**
	$ 597,883

The Company's rent expense for fiscal years 2004, 2003 and 2002 totale $239.8 million, $211.7 million and $190.4 million, respectively.

In the regular course of business, the Company is subject to routir examinations by Federal, state and local taxing authorities. In management opinion, the disposition of matters raised by such taxing authorities, if any, i such tax examinations would not have a material adverse impact on tl Company's consolidated financial statements.

Risks: Loans to borrowers who do not meet traditional underwriting criter (non-prime borrowers) present a higher level of risk of default than feder agency prime loans, because of the increased potential for default by borrowe who may have previous credit problems or who do not have any credit histor Loans to non-prime borrowers also involve additional liquidity risks, as the loans generally have a more limited secondary market than prime loans. Tl actual rates of delinquencies, foreclosures and losses on loans to non-prin borrowers could be higher under adverse economic conditions than tho currently experienced in the mortgage lending industry in general. While tl Company believes the underwriting procedures and appraisal processes employs enable it to mitigate certain risks inherent in loans made to the borrowers, no assurance can be given that such procedures or processes w afford adequate protection against such risks.

Commitments to fund loans involve, to varying degrees, elements of credit ri and interest rate risk in excess of the amount recognized in the financi statements. Credit risk is mitigated by the Company's evaluation of tl creditworthiness of potential borrowers on a case-by-case basis.

Risks to the stability of Mortgage Operations include external events impacti the asset-backed securities market, such as the level of and fluctuations in intere rates, real estate and other asset values, changes in the securitization market a competition.

NOTE 20: LITIGATION COMMITMENTS AND CONTINGENCIES

The Company has been involved in a number of RAL class actions and putative RAL class action cases since 1990. Although the Company has successfully defended many such cases, it incurred a pretax expense of $43.5 million in fiscal year 2003 in connection with the settlement of one such case. Several of these cases are still pending and the amounts claimed in some of them is very substantial. To avoid the uncertainty of litigation and the diversion of resources and personnel resulting from the lawsuits, the Company, the lending bank, and the plaintiffs in the case *Joel E. Zawikowski, et al. v. Beneficial National Bank, H&R Block, Inc., et al.* (renamed *Lynne A. Carnegie, et al. v. H&R Block, Inc., et al.*), Case No. 98-C-2178 in the United States District Court for Northern Illinois, had agreed to a settlement class and a settlement of RAL-related claims on a nationwide basis. Under that settlement, the Company and the lending bank agreed to each pay $12.5 million toward a $25.0 million settlement fund for the benefit of the class members. The settlement was approved by the District Court in February 2001. Certain class members who had objected to the settlement appealed the order approving the settlement to the Seventh Circuit Court of Appeals. In April 2002, the Court of Appeals reversed the District Court's order approving the settlement and remanded the matter back to the District Court for further consideration of the fairness and adequacy of the proposed settlement by a new District Court judge. In April 2003, the District Court judge declined to approve the $25.0 million settlement, finding that counsel for the settlement plaintiffs had been inadequate representatives of the plaintiff class and failed to sustain their burden of showing that the settlement was fair. The jud subsequently appointed new counsel for the plaintiffs who filed an amend complaint and a motion for partial summary judgment. In March 2004, the co either dismissed or decertified all of the plaintiffs' claims other than part of o count alleging violations of the racketeering and conspiracy provision of t Racketeer Influenced and Corrupt Organizations act. The Company intends continue defending the case and the remaining RAL class action litigati vigorously, but there are no assurances as to their outcome. We have accrued o best estimate of the probable loss related to the RAL cases.

The Company and certain of its current and former officers and directors a named defendants in litigation entitled *Paul White, et al. v. H&R Block, et a* consolidated Case Numbers 02CV8965, 02CV9661, 02CV9682 and 02CV98 pending in the United States District Court for the Southern District of New Yo since the third quarter of fiscal year 2003. The respective named plaintiffs seek represent a class of shareholders who purchased the Company's stock betwe November 8, 1997 and November 6, 2002, and allege that the defendants violat Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgat thereunder by failing to disclose to shareholders various cases in which t Company had been sued regarding the RAL program, by failing to set adequa reserves for those cases, and by failing to disclose the supposed implications those cases for the future of the RAL program. The four securities law cases we all assigned to the same judge and consolidated for pre-trial matters.

consolidated complaint was filed in March 2003 and the defendants responded by filing a motion to dismiss in April 2003. In response to defendants' motion to dismiss, the plaintiffs informed defendants that they wished further to amend their complaint. Defendants consented to the filing of an amended complaint as a pleading matter, the plaintiffs filed the amended complaint, and the defendants filed a motion to dismiss it in August 2003. The Company believes the claims in these actions are without merit and intends to defend them vigorously.

In addition to the aforementioned cases, the Company and its subsidiaries have from time to time been parties to claims and lawsuits arising out of such subsidiaries' business operations, including other claims and lawsuits relating to RALs, and claims and lawsuits concerning the preparation of customers' income tax returns, the electronic filing of income tax returns, the fees charged customers for various services, the Peace of Mind guarantee program associated with income tax return preparation services, the Express IRA program, relationships with franchisees, contract disputes and civil actions, arbitrations, regulatory inquiries and class actions arising out of our business as a broker-dealer. Such lawsuits include actions by individual plaintiffs, as well as cases in which plaintiffs seek to represent a class of similarly situated customers. The amounts claimed in these claims and lawsuits are substantial in some instances, and ultimate liability with respect to such litigation and claims is difficult to pred The Company's management considers these cases to be ordinary, rout litigation incidental to its business, believes the Company and its subsidiar have meritorious defenses to each of them and is defending, or intends to defe them vigorously. While management cannot provide assurance the Company a its subsidiaries will ultimately prevail in each instance, management believes t amounts, if any, required to be paid by the Company and its subsidiaries in discharge of liabilities or settlements will not have a material adverse effect on Company's consolidated results of operations, cash flows or financial positi Regardless of outcome, claims and litigation can adversely affect the Compa and its subsidiaries due to defense costs, diversion of management and public related to such matters.

It is the Company's policy to accrue for amounts related to legal matters if it probable that a liability has been incurred and an amount is reasonably estimab Many of the various legal proceedings are covered in whole, or in part, insurance.

NOTE 21: SEGMENT INFORMATION

The principal business activity of the Company's operating subsidiaries is providing tax and financial services and products to the general public. Management has determined the reportable segments identified below according to types of services offered, geographic locations in which operations are conducted, and the manner in which operational decisions are made. The Company operates in the following reportable segments:

U.S. Tax Operations: This segment is primarily engaged in providing tax return preparation, filing and related services and products in the United States. Segment revenues include fees earned for tax-related services performed at company-owned tax offices, royalties from franchise offices, sales of tax preparation and other software, fees from online tax preparation, and payments related to RALs. This segment includes the Company's tax preparation software – TaxCut® from H&R Block, and other personal productivity software offered to the general public, and offers online do-it-yourself-tax preparation, online tax advice to the general public through the *www.hrblock.com* website and online drop-off (whereby the client fills out an online tax organizer and sends it to a tax professional for preparation). Revenues of this segment are seasonal in nature.

Mortgage Operations: This segment is primarily engaged in the origination of non-prime mortgage loans, sales and securitizations of mortgage assets and servicing of non-prime loans in the United States. This segment mainly offers, through a network of mortgage brokers, a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria. Prime mortgage loan products, as well as the same flexible product line available through brokers, are offered through H&R Block Mortgage Corporation retail offices and some other retail offices.

Business Services: This segment offers middle-market companies accounting, tax and consulting services, wealth management, retirement resources, payroll services, corporate finance, and financial process outsourcing. This segment offers services through offices located throughout the United States. Revenues this segment are seasonal in nature.

Investment Services: This segment is primarily engaged in offeri investment services and securities products through H&R Block Financ Advisors, Inc., a full-service securities broker, to the general public. Investme advice and services are primarily offered through H&R Block Financial Adviso branch offices.

International Tax Operations: This segment is primarily engaged providing local tax return preparation, filing, and related services to the gene public in Canada, Australia and the United Kingdom. In addition, International T Operations prepares U.S. tax returns for U.S. citizens living abroad. Tax-relat service revenues include fees from company-owned tax offices and royalties fro franchised offices. Revenues of this segment are seasonal in nature. The major of the foreign countries in which subsidiaries of the Company operate, which a individually immaterial, are included within this segment.

Corporate Operations: This segment consists primarily of corporate suppo departments that provide services to the Company's operating segments. The support departments consist of marketing, information technology, faciliti human resources, executive, legal, finance, government relations and corpora communications. These support department costs are largely allocated to t Company's operating segments. The Company's captive insurance, franchi financing and small business initiative subsidiaries are also included within th segment.

Identifiable assets: Identifiable assets are those assets, including goodw and intangible assets, associated with each reportable segment. The remaini assets are classified as corporate assets and consist primarily of cash, marketab securities and equipment.

Information concerning the Company's operations by reportable segment as of and for the years ended April 30, 2004, 2003 and 2002 is as follows:

(in 000s)

Year ended April 30,	**2004**	2003	2002
REVENUES:			
U.S. Tax Operations	**$ 2,093,617**	$ 1,861,681	$ 1,831,274
Mortgage Operations	**1,281,399**	1,165,411	702,333
Business Services	**499,210**	434,140	416,926
Investment Services	**229,470**	200,794	250,685
International Tax Operations	**97,560**	85,082	78,710
Corporate Operations	**4,314**	(651)	5,773
	$ 4,205,570	$ 3,746,457	$ 3,285,701
INCOME (LOSS) BEFORE TAXES:			
U.S. Tax Operations	**$ 627,592**	$ 547,078	$ 533,468
Mortgage Operations	**678,261**	693,950	339,388
Business Services	**19,321**	(14,118)	22,716
Investment Services	**(64,446)**	(128,292)	(54,862)
International Tax Operations	**11,097**	10,464	7,093
Corporate Operations	**(107,668)**	(122,005)	(130,963)
	$ 1,164,157	$ 987,077	$ 716,840
DEPRECIATION AND AMORTIZATION:			
U.S. Tax Operations	**$ 73,029**	$ 58,131	$ 59,258
Mortgage Operations	**24,428**	21,703	14,753
Business Services	**23,104**	23,134	21,390
Investment Services	**47,285**	53,984	52,182
International Tax Operations	**3,250**	3,356	4,854
Corporate Operations	**942**	1,513	2,949
	$ 172,038	$ 161,821	$ 155,386
Goodwill impairments:			
Business Services	–	11,777	–
Investment Services	–	24,000	–
	–	35,777	–
	$ 172,038	$ 197,598	$ 155,386

(in 000s)

Year ended April 30,	**2004**	2003	2002
CAPITAL EXPENDITURES:			
U.S. Tax Operations	**$ 46,729**	$ 62,383	$ 58,683
Mortgage Operations	**28,176**	38,204	23,087
Business Services	**18,003**	15,248	10,676
Investment Services	**14,278**	15,562	10,268
International Tax Operations	**3,475**	3,086	4,407
Corporate Operations	**16,912**	16,414	4,654
	$ 127,573	$ 150,897	$ 111,775
IDENTIFIABLE ASSETS:			
U.S. Tax Operations	**$ 622,884**	$ 281,340	$ 269,476
Mortgage Operations	**1,200,928**	1,320,233	1,387,774
Business Services	**636,492**	674,566	665,018
Investment Services	**1,685,190**	1,489,297	1,656,469
International Tax Operations	**40,390**	33,142	47,820
Corporate Operations	**1,194,142**	968,730	358,083
	$ 5,380,026	$ 4,767,308	$ 4,384,640

NOTE 22: QUARTERLY FINANCIAL DATA (UNAUDITED)

(in 000s, except per share amoun

Fiscal Year 2004 Quarter Ended	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003	Total
Revenues	$ 2,191,793	$ 959,541	$ 562,912	$ 491,324	$ 4,205,5
Income before taxes	952,074	176,120	17,134	18,829	1,164,1
Income taxes	376,439	69,394	6,758	7,310	459,9
Net income before change in accounting principle	575,635	106,726	10,376	11,519	704,2
Cumulative effect of change in accounting principle	–	–	–	(6,359)	(6,3
Net income	$ 575,635	$ 106,726	$ 10,376	$ 5,160	$ 697,8
Basic earnings per share:					
Before change in accounting principle	$ 3.30	$ .60	$ .06	$ .06	$ 3.9
Net income	3.30	.60	.06	.03	3.9
Diluted earnings per share:					
Before change in accounting principle	$ 3.23	$ .59	$ .06	$ .06	$ 3.9
Net income	3.23	.59	.06	.03	3.8
Dividends per share	$ .20	$ .20	$ .20	$ .18	$ .7
Stock price range:					
High	$ 61.00	$ 60.18	$ 48.36	$ 46.00	$ 61.0
Low	44.50	47.14	40.55	36.30	36.3

(in 000s, except per share amount

Fiscal Year 2003 Quarter Ended	April 30, 2003	January 31, 2003	October 31, 2002	July 31, 2002	Total
Revenues	$ 1,909,755	$ 949,272	$ 465,041	$ 422,389	$ 3,746,45
Income (loss) before taxes (benefit)	842,294	222,934	(62,245)	(15,906)	987,07
Income taxes (benefit)	347,652	90,621	(24,898)	(6,362)	407,01
Net income (loss)	$ 494,642	$ 132,313	$ (37,347)	$ (9,544)	$ 580,06
Basic earnings per share	$ 2.76	$ .74	$ (.21)	$ (.05)	$ 3.2
Diluted earnings per share	2.71	.73	(.21)	(.05)	3.1
Dividends per share	$ .18	$ .18	$ .18	$ .16	$ .7
Stock price range:					
High	$ 44.35	$ 43.05	$ 53.15	$ 48.28	$ 53.1
Low	35.47	30.74	37.45	40.00	30.7

Quarterly revenues for fiscal year 2004 and 2003 in the table above have been adjusted from the reported amounts on Form 10-Q. Reclassifications between revenues and expenses were made in the fourth quarter of fiscal year 2004 which related to previous quarters in fiscal year 2004. The prior year quarters were adjusted to conform to the current period presentation. Net income did not change in any quarter as a result of these adjustments. Additionally, upon adoption of EITF 00-21 in the second quarter of fiscal year 2004, the first quarter results were restated.

The accumulation of four quarters in fiscal years 2004 and 2003 for earnings p share may not equal the related per share amounts for the years ended April 2004 and 2003 due to the repurchase of treasury shares, the timing of the exerci of stock options, and the antidilutive effect of stock options in the first tv quarters.

NOTE 23: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Block Financial Corporation ("BFC") is an indirect, wholly-owned subsidiary of the Company. BFC is the Issuer and the Company is the Guarantor of the $250.0 million 6¾% Senior Notes issued on October 21, 1997 and of the $500.0 million 8½% Senior Notes issued on April 13, 2000. The Company's guarantee is full and unconditional. The following condensed consolidating financial statements present separate information for BFC, the Company and for the Company's other subsidiaries, and should be read in conjunction with the consolidated financial statements of the Company.

These condensed consolidating financial statements have been prepared usi the equity method of accounting. Income of subsidiaries is, therefore, reflected the Company's investment in subsidiaries account. The elimination entri eliminate investments in subsidiaries, related stockholder's equity and oth intercompany balances and transactions.

Condensed Consolidating Income Statements

(in 000

Year Ended April 30, 2004	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidate H&R Block
Total revenues	**$ –**	**$ 1,802,461**	**$ 2,404,669**	**$ (1,560)**	**$ 4,205,57**
Expenses:					
Compensation & benefits	**–**	**465,839**	**1,144,544**	**(280)**	**1,610,10**
Occupancy & equipment	**–**	**79,399**	**305,226**	**(3)**	**384,62**
Interest	**–**	**45,580**	**38,976**	**–**	**84,55**
Depreciation & amortization	**–**	**72,482**	**99,556**	**–**	**172,03**
Marketing & advertising	**–**	**42,664**	**146,117**	**(464)**	**188,31**
Supplies, freight & postage	**–**	**19,555**	**69,634**	**–**	**89,18**
Other	**–**	**382,073**	**140,809**	**(440)**	**522,44**
	–	**1,107,592**	**1,944,862**	**(1,187)**	**3,051,26**
Operating income	**–**	**694,869**	**459,807**	**(373)**	**1,154,30**
Other income, net	**1,164,157**	**–**	**9,854**	**(1,164,157)**	**9,85**
Income before taxes	**1,164,157**	**694,869**	**469,661**	**(1,164,530)**	**1,164,15**
Income taxes	**459,901**	**280,956**	**179,092**	**(460,048)**	**459,90**
Income before change in accounting	**704,256**	**413,913**	**290,569**	**(704,482)**	**704,25**
Cumulative effect of change in accounting	**(6,359)**	**–**	**(6,359)**	**6,359**	**(6,35**
Net income	**$ 697,897**	**$ 413,913**	**$ 284,210**	**$ (698,123)**	**$ 697,89**

(in 000

Year Ended April 30, 2003	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidate H&R Block
Total revenues	$ –	$ 1,567,917	$ 2,180,009	$ (1,469)	$ 3,746,45
Expenses:					
Compensation & benefits	–	391,603	995,867	261	1,387,73
Occupancy & equipment	–	73,837	272,123	–	345,96
Interest	–	62,294	30,350	–	92,64
Depreciation & amortization	–	101,613	95,985	–	197,59
Marketing & advertising	–	34,612	117,110	(875)	150,84
Supplies, freight & postage	–	21,717	67,031	–	88,74
Other	–	256,004	247,518	(835)	502,68
	–	941,680	1,825,984	(1,449)	2,766,21
Operating income	–	626,237	354,025	(20)	980,24
Other income, net	987,077	–	6,835	(987,077)	6,83
Income before taxes	987,077	626,237	360,860	(987,097)	987,07
Income taxes	407,013	265,079	141,926	(407,005)	407,01
Net income	$ 580,064	$ 361,158	$ 218,934	$ (580,092)	$ 580,06

(in 000

Year Ended April 30, 2002	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidate H&R Block
Total revenues	$ –	$ 1,187,955	$ 2,112,438	$ (14,692)	$ 3,285,70
Expenses:					
Compensation & benefits	–	323,600	974,622	(63)	1,298,15
Occupancy & equipment	–	65,305	240,015	67	305,38
Interest	–	100,800	15,341	–	116,14
Depreciation & amortization	–	69,497	85,889	–	155,38
Marketing & advertising	–	20,642	136,342	(1,255)	155,72
Supplies, freight & postage	–	15,000	60,804	(94)	75,71
Other	–	291,986	184,993	(13,218)	463,76
	–	886,830	1,698,006	(14,563)	2,570,27
Operating income	–	301,125	414,432	(129)	715,42
Other income, net	716,840	(2,028)	3,440	(716,840)	1,41
Income before taxes	716,840	299,097	417,872	(716,969)	716,84
Income taxes	282,435	123,884	158,602	(282,486)	282,43
Net income	$ 434,405	$ 175,213	$ 259,270	$ (434,483)	$ 434,40

Condensed Consolidating Balance Sheets

(in 000s

April 30, 2004	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Cash & cash equivalents	**$ –**	**$ 132,076**	**$ 939,600**	**$ –**	**$ 1,071,676**
Cash & cash equivalents – restricted	**–**	**532,201**	**13,227**	**–**	**545,428**
Receivables from customers, brokers and dealers, net	**–**	**625,076**	**–**	**–**	**625,076**
Receivables, net	**180**	**168,879**	**178,851**	**–**	**347,910**
Intangible assets and goodwill, net	**–**	**461,791**	**823,456**	**–**	**1,285,247**
Investments in subsidiaries	**4,291,693**	**205**	**297**	**(4,291,693)**	**502**
Other assets	**(145)**	**1,115,435**	**389,270**	**(373)**	**1,504,187**
Total assets	**$ 4,291,728**	**$ 3,035,663**	**$ 2,344,701**	**$ (4,292,066)**	**$ 5,380,026**
Accounts payable to customers, brokers and dealers	**$ –**	**$ 1,065,793**	**$ –**	**$ –**	**$ 1,065,793**
Long-term debt	**–**	**498,225**	**47,586**	**–**	**545,811**
Other liabilities	**15,879**	**509,151**	**1,345,822**	**561**	**1,871,413**
Net intercompany advances	**2,378,840**	**(327,834)**	**(2,050,445)**	**(561)**	**–**
Stockholders' equity	**1,897,009**	**1,290,328**	**3,001,738**	**(4,292,066)**	**1,897,009**
Total liabilities and stockholders' equity	**$ 4,291,728**	**$ 3,035,663**	**$ 2,344,701**	**$ (4,292,066)**	**$ 5,380,026**

(in 000s

April 30, 2003	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidatec H&R Block
Cash & cash equivalents	$ –	$ 180,181	$ 695,172	$ –	$ 875,35
Cash & cash equivalents – restricted	–	420,787	17,455	–	438,24
Receivables from customers, brokers and dealers, net	–	517,037	–	–	517,03
Receivables, net	168	171,612	231,417	–	403,19
Intangible assets and goodwill, net	–	491,091	564,989	–	1,056,08
Investments in subsidiaries	3,546,734	215	1,105	(3,546,734)	1,32
Other assets	(1,321)	1,182,521	293,930	949	1,476,07
Total assets	$ 3,545,581	$ 2,963,444	$ 1,804,068	$ (3,545,785)	$ 4,767,30
Accounts payable to customers, brokers and dealers	$ –	$ 862,694	$ –	$ –	$ 862,69
Long-term debt	–	747,550	74,752	–	822,30
Other liabilities	2,654	360,125	1,055,860	(36)	1,418,60
Net intercompany advances	1,879,218	125,627	(2,005,346)	501	–
Stockholders' equity	1,663,709	867,448	2,678,802	(3,546,250)	1,663,70
Total liabilities and stockholders' equity	$ 3,545,581	$ 2,963,444	$ 1,804,068	$ (3,545,785)	$ 4,767,30

Condensed Consolidating Statements of Cash Flows

(in 000

Year Ended April 30, 2004	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidatec H&R Block
Net cash provided by operating activities:	**$ 64,782**	**$ 184,949**	**$ 677,076**	**$ –**	**$ 926,80**
Cash flows from investing activities:					
Purchases of available-for-sale securities	**–**	**–**	**(11,434)**	**–**	**(11,43**
Cash received on residual interests	**–**	**193,606**	**–**	**–**	**193,60**
Sales of available-for-sale securities	**–**	**53,391**	**15,410**	**–**	**68,80**
Purchases of property & equipment, net	**–**	**(39,229)**	**(88,344)**	**–**	**(127,57**
Payments made for business acquisitions	**–**	**–**	**(280,865)**	**–**	**(280,86**
Net intercompany advances	**473,521**	**–**	**–**	**(473,521)**	**–**
Other, net	**–**	**12,655**	**13,677**	**–**	**26,33**
Net cash provided by (used in) investing activities	**473,521**	**220,423**	**(351,556)**	**(473,521)**	**(131,13**
Cash flows from financing activities:					
Repayments of commercial paper	**–**	**(4,618,853)**	**–**	**–**	**(4,618,85**
Proceeds from issuance of commercial paper	**–**	**4,618,853**	**–**	**–**	**4,618,85**
Payments on acquisition debt	**–**	**–**	**(59,003)**	**–**	**(59,00**
Dividends paid	**(138,397)**	**–**	**–**	**–**	**(138,39**
Acquisition of treasury shares	**(519,862)**	**–**	**–**	**–**	**(519,86**
Proceeds from issuance of common stock	**119,956**	**–**	**–**	**–**	**119,95**
Net intercompany advances	**–**	**(453,477)**	**(20,044)**	**473,521**	**–**
Other, net	**–**	**–**	**(2,045)**	**–**	**(2,04**
Net cash provided by (used in) financing activities	**(538,303)**	**(453,477)**	**(81,092)**	**473,521**	**(599,35**
Net increase (decrease) in cash and cash equivalents	**–**	**(48,105)**	**244,428**	**–**	**196,32**
Cash and cash equivalents at beginning of the year	**–**	**180,181**	**695,172**	**–**	**875,35**
Cash and cash equivalents at end of the year	**$ –**	**$ 132,076**	**$ 939,600**	**$ –**	**$ 1,071,67**

(in 000

Year Ended April 30, 2003	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Net cash provided by operating activities	$ 36,560	$ 140,617	$ 513,648	$ –	$ 690,82
Cash flows from investing activities:					
Purchases of available-for-sale securities	–	–	(14,614)	–	(14,61
Maturities of available-for-sale securities	–	140,795	–	–	140,79
Sales of available-for-sale securities	–	142,486	14,081	–	156,56
Purchases of property & equipment, net	–	(37,999)	(112,898)	–	(150,89
Payments made for business acquisitions	–	–	(26,408)	–	(26,40
Net intercompany advances	280,583	–	–	(280,583)	–
Other, net	–	(1,480)	21,376	–	19,89
Net cash provided by (used in) investing activities	280,583	243,802	(118,463)	(280,583)	125,33
Cash flows from financing activities:					
Repayments of commercial paper	–	(9,925,516)	–	–	(9,925,51
Proceeds from issuance of commercial paper	–	9,925,516	–	–	9,925,51
Payments on acquisition debt	–	–	(57,469)	–	(57,46
Dividends paid	(125,898)	–	–	–	(125,89
Acquisition of treasury shares	(317,570)	–	–	–	(317,57
Proceeds from issuance of common stock	126,325	–	–	–	126,32
Net intercompany advances	–	(402,197)	121,614	280,583	–
Other, net	–	–	(2,344)	–	(2,34
Net cash provided by (used in) financing activities	(317,143)	(402,197)	61,801	280,583	(376,95
Net increase (decrease) in cash and cash equivalents	–	(17,778)	456,986	–	439,20
Cash and cash equivalents at beginning of the year	–	197,959	238,186	–	436,14
Cash and cash equivalents at end of the year	$ –	$ 180,181	$ 695,172	$ –	$ 875,35

(in 000s

Year Ended April 30, 2002	H&R Block, Inc. (Guarantor)	BFC (Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Net cash provided by operating activities	$ 58,927	$ 256,188	$ 426,331	$ –	$ 741,44
Cash flows from investing activities:					
Purchases of available-for-sale securities	–	–	(7,241)	–	(7,24
Maturities of available-for-sale securities	–	67,070	8,250	–	75,32
Sales of available-for-sale securities	–	–	23,173	–	23,17
Purchases of property & equipment, net	–	(36,434)	(75,341)	–	(111,77
Payments made for business acquisitions	–	–	(46,738)	–	(46,73
Net intercompany advances	324,503	–	–	(324,503)	–
Other, net	–	(4,069)	12,297	–	8,22
Net cash provided by (used in) investing activities	324,503	26,567	(85,600)	(324,503)	(59,03
Cash flows from financing activities:					
Repayments of commercial paper	–	(10,622,011)	–	–	(10,622,01
Proceeds from issuance of commercial paper	–	10,622,011	–	–	10,622,01
Payments on acquisition debt	–	–	(50,594)	–	(50,59
Dividends paid	(115,725)	–	–	–	(115,72
Acquisition of treasury shares	(462,938)	–	–	–	(462,93
Proceeds from issuance of common stock	195,233	–	–	–	195,23
Net intercompany advances	–	(167,738)	(156,765)	324,503	–
Other, net	–	–	140	–	14
Net cash used in financing activities	(383,430)	(167,738)	(207,219)	324,503	(433,88
Net increase in cash and cash equivalents	–	115,017	133,512	–	248,52
Cash and cash equivalents at beginning of the year	–	82,942	104,674	–	187,61
Cash and cash equivalents at end of the year	$ –	$ 197,959	$ 238,186	$ –	$ 436,14

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The information called for by this item regarding the change in independent accountants following completion of the audit of our financial statements for the fiscal year ended April 30, 2003 was previously reported (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) in the curre reports on Form 8-K dated May 12, 2003 and July 10, 2003 and Form 8-K/A dat May 12, 2003.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosures controls are procedures that are designed with the objective of ensuring that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, such as this Form 10-K, is recorded, processed, summarized and reported in accordance with the SEC's rule. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

Our Disclosure Controls were designed to provide reasonable assurance that the controls and procedures would meet their objectives. Our management, including the CEO and Principal Accounting Officer, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simply error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusions of two or more people, or by management override of the control. Because of the inherent limitations in a cost-effective, maturing control syste misstatements due to error or fraud may occur and not be detected.

As of the end of the period covered by this Form 10-K, we evaluated t effectiveness of the design and operation of our Disclosure Controls. The contr evaluation was done under the supervision and with the participation management, including our CEO and Principal Accounting Officer.

The evaluation of our Disclosure Controls included a review of the contr objectives and design, our implementation of the controls and the effect of t controls on the information generated for the use in this Form 10-K. In the cou of the controls evaluation, we identified a series of control weaknesses related our corporate tax accounting function. These weaknesses relate specifically to t reconciliation and level of detailed support of both current and deferred inco tax accounts. We also determined an acceleration of taxable income w warranted in one of our segments, however, there was no change to our to income tax provision. Upon identification of these control weaknesses, immedi corrective action was undertaken. Our efforts to strengthen financial and inter controls continue. We expect these efforts to be completed by the end of fis year 2005.

Based on this evaluation, other than the item described above, our CEO a Principal Accounting Officer have concluded these controls are effective. The have been no significant changes in internal controls, or in other factors, whi would significantly affect these controls subsequent to the date of evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following information appearing in our definitive proxy statement, to be filed no later than 120 days after April 30, 2004, is incorporated herein by reference:

- Information appearing under the heading "Election of Directors"
- Information appearing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance"
- Information appearing under the heading "Board of Directors' Meetings and Committees" regarding identification of the Audit Committee and Audit Committee financial experts.

We have adopted a code of business ethics and conduct that applies to c directors, officers and employees, including our chief executive officer, ch financial officer, principal accounting officer and persons performing simi functions. A copy of the code of business ethics and conduct is available on c website at *www.hrblock.com.*

Information about our executive officers as of May 15, 2004 is as follows:

Name, age	Current Position	Business Experience Since May 1, 1999
Mark A. Ernst, age 46	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board of Directors since September 2002; Chief Executive Officer since January 2001; President of the Company since September 1999; Chief Operating Officer from September 1998 through December 2000; Executive Vice President from September 1998 until September 1999. Mr. Ernst has been a Member of the Board of Directors since September 1999.
Jeffery W. Yabuki, age 44	Executive Vice President and Chief Operating Officer	Chief Operating Officer since April 2002; Executive Vice President since October 2000; President, H&R Block Services, Inc. since October 2000; President, H&R Block International from September 1999 until October 2000; President and Chief Executive Officer of American Express Tax & Business Services, Inc., from 1998 to September 1999.
Melanie K. Coleman, age 39	Vice President and Corporate Controller	Vice President and Corporate Controller since October 2002; Assistant Vice President and Assistant Controller at Sprint Corporation ("Sprint"), from December 2000 until October 2002; Executive Assistant to the Chief Financial Officer of Sprint from September 1999 until December 2000; Director, Capital Asset Accounting at Sprint from October 1998 until September 1999.
Robert E. Dubrish, age 52	President and Chief Executive Officer, Option One Mortgage Corporation	President and Chief Executive Officer, Option One Mortgage Corporation, since March 1996
Brad C. Iversen, age 54	Senior Vice President and Chief Marketing Officer	Senior Vice President and Chief Marketing Officer since September 2003; Founded Catamount Marketing in 2002; Executive Vice President and Director of Marketing at Bank One Corporation from 1997 to 2002.
Linda M. McDougall, age 51	Vice President, Communications	Vice President, Communications since July 1999; Assistant Vice President, Communications from November 1995 through June 1999.
Timothy R. Mertz, age 53	Vice President, Corporate Tax	Vice President, Corporate Tax since October 2000; Vice President of Treasury for Payless Cashways, Inc., from September 1998 through September 2000.
Brian L. Nygaard, age 46	President and Chief Executive Officer, H&R Block Financial Advisors, Inc.	President and Chief Executive Officer, H&R Block Financial Advisors, Inc., since November 2001; President, ING Advisors Network, ING Group, from October 2000 until October 2001; Chief Operating Officer, Advisors Network, ING Advisors Network, from October 1999 until October 2000; Senior Vice President, Strategic Marketing, ING Advisors Network, from May 1999 until October 1999.
Tammy S. Serati, age 45	Senior Vice President, Human Resources	Senior Vice President, Human Resources since December 2002; Vice President, Human Resources Corporate Staffs, for Monsanto Agricultural Company, from May 2000 through November 2002; Vice President, Human Resources, Monsanto Nutrition & Consumer Sector, from January 1997 through April 2000.
Becky S. Shulman, age 39	Vice President and Treasurer	Vice President and Treasurer since September 2001; Chief Investment Officer of U.S. Central Credit Union, from September 1998 until August 2001.
Nicholas J. Spaeth, age 54	Senior Vice President and Chief Legal Officer	Senior Vice President and Chief Legal Officer since February 2004; Senior Vice President, General Counsel and Secretary of Intuit, Inc. from August 2003 to February 2004; Senior Vice President, General Counsel and Secretary, GE Employers Reinsurance Corporation from September 2000 until August 2003; Partner at Cooley Godward LLP from March 1998 until September 2000.
Steven Tait, age 44	President, RSM McGladrey Business Services, Inc.	President, RSM McGladrey Business Services, Inc. since April 2003; Executive Vice President, Sales & Client Operations, Gartner, Inc., from June 2001 through March 2003; Senior Vice President, Sales and Operations at Gartner, Inc. from July 2000 until May 2001; President and Chief Executive Officer of Xerox Connect, a wholly-owned subsidiary of Xerox Corporation, from November 1999 until June 2000; Vice President, Xerox Global Services/VP Xerox Offsite Document Management Services, from September 1998 until October 1999.

Name, age	Current Position	Business Experience Since May 1, 1999
Robert A. Weinberger, age 60	Vice President, Government Relations	Vice President, Government Relations, since March 1996.
Bret G. Wilson, age 45	Vice President and Secretary	Vice President and Secretary since October 2002; Vice President, Corporate Development an Risk Management from October 2000 until October 2002; Vice President, Corporate Plannin and Development from September 1999 until October 2000; Vice President, Corporat Development, from December 1997 until September 1999.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is contained in our definitive proxy statement filed pursuant to Regulation 14A not later than 120 days after April 30, 2004, in the sections entitled "Director Compensation" and "Compensation Executive Officers," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is contained in our definitive proxy statement filed pursuant to Regulation 14A not later than 120 days after April 30, 2004, in the section titled "Equity Compensation Plans" and in the section titled "Information Regarding Security Holders," and is incorporated herein reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by this item is contained in our definitive proxy statement filed pursuant to Regulation 14A no later than 120 days after April 30, 2004, in the section titled "Employee Agreements, Change in Control and Otl Arrangements," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is contained in our definitive proxy statement filed pursuant to Regulation 14A no later than 120 days after April 30, 2004, in the section titled "Audit Fees," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this Report:

1. The following financial statements appearing in Item 8: "Consolidated Income Statements;" "Consolidated Balance Sheets;" "Consolidated Statements of Ca: Flows;" and "Consolidated Statements of Stockholders' Equity."
2. Financial Statement Schedule II – Valuation and Qualifying Accounts with the related Reports of Independent Registered Public Accounting Firms. These will l filed with the SEC but will not be included in the printed version of the Annual Report to Shareholders.
3. Exhibits: The list of exhibits in the Exhibit Index to this Report is incorporated herein by reference. The following exhibits are required to be filed as exhibits to th Form 10-K:

3.3	Amended and Restated Bylaws of H&R Block, Inc., as amended and restated as of June 9, 2004.
10.16	Employment Agreement dated February 2, 2004 between HRB Management, Inc. and Nicholas J. Spaeth.
10.23	Severance and Release Agreement dated February 10, 2004 between HRB Management, Inc. and James H. Ingraham.
10.24	Termination Agreement dated April 16, 2004 between HRB Management, Inc. and Jeffrey G. Brandmaier.
12	Computation of Ratio of Earnings to Fixed Charges for the five years ended April 30, 2004.
21	Subsidiaries of the Company.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Principal Accounting Officer pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

The exhibits will be filed with the SEC but will not be included in the printed version of the Annual Report to Shareholders.

(b) Reports on Form 8-K:

We filed on February 24, 2004 an amended report on Form 8-K/A dated May 12, 2003, with updated Item 4 disclosures as of and through the date ı PricewaterhouseCoopers LLP's resignation (the termination date of the client/auditor relationship) as the Company's independent accountants.

We filed on February 26, 2004 a report on Form 8-K dated February 24, 2004, reporting under Item 12, Results of Operations and Financial Condition, our issuance ı a press release regarding our results of operations for the fiscal quarter ended January 31, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by tl undersigned, thereunto duly authorized.

H&R BLOCK, INC.

July 2, 2004

By /s/ MARK A. ERNST

Mark A. Ernst
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in tl capacities and on the date indicated.

Signature	Title
/s/ MARK A. ERNST Mark A. Ernst	Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer)
/s/ G. KENNETH BAUM G. Kenneth Baum	Director
/s/ THOMAS M. BLOCH Thomas M. Bloch	Director
/s/ DONNA R. ECTON Donna R. Ecton	Director
/s/ ROGER W. HALE Roger W. Hale	Director
/s/ TOM D. SEIP Tom D. Seip	Director
/s/ LOUIS W. SMITH Louis W. Smith	Director
/s/ RAYFORD WILKINS, JR. Rayford Wilkins, Jr.	Director
/s/ MELANIE K. COLEMAN Melanie K. Coleman	Vice President and Corporate Controller (principal accounting officer)

(Signed as to each on June 9, 2004)

EXHIBIT INDEX

The following exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K:

3.1 Restated Articles of Incorporation of H&R Block, Inc., as amended, filed as Exhibit 3.2 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2001, file number 1-6089, are incorporated herein by reference.

3.2 Certificate of Amendment of Articles of Incorporation effective October 15, 2001, filed as Exhibit 3.1 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2001, file number 1-6089, is incorporated herein by reference.

3.3 Amended and Restated Bylaws of H&R Block, Inc., as amended and restated as of June 9, 2004.

4.1 Indenture dated as of October 20, 1997, among H&R Block, Inc., Block Financial Corporation and Bankers Trust Company, as Trustee, filed as Exhibit 4(a) to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 1997, file number 1-6089, is incorporated herein by reference.

4.2 First Supplemental Indenture, dated as of April 18, 2000, among H&R Block, Inc., Block Financial Corporation, Bankers Trust Company and the Bank of New York, filed as Exhibit 4(a) to the Company's current report on Form 8-K dated April 13, 2000, file number 1-6089, is incorporated herein by reference.

4.3 Form of 6¾% Senior Note due 2004 of Block Financial Corporation, filed on October 23, 1997 as Exhibit 2.2 to the Company's current report on Form 8-K, file number 1-6089, is incorporated herein by reference.

4.4 Form of 8½% Senior Note due 2007 of Block Financial Corporation, filed as Exhibit 4(b) to the Company's current report on Form 8-K dated April 13, 2000, file number 1-6089, is incorporated herein by reference.

4.5 Copy of Rights Agreement dated March 25, 1998, between H&R Block, Inc. and ChaseMellon Shareholder Services, L.L.C., filed on July 22, 1998 as Exhibit 1 to the Company's Registration Statement on Form 8-A, file number 1-6089, is incorporated herein by reference.

4.6 Form of Certificate of Designation, Preferences and Rights of Participating Preferred Stock of H&R Block, Inc., filed as Exhibit 4(e) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1995, file number 1-6089, is incorporated by reference.

4.7 Form of Certificate of Amendment of Certificate of Designation, Preferences and Rights of Participating Preferred Stock of H&R Block, Inc., filed as Exhibit 4(j) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1998, file number 1-6089, is incorporated by reference.

4.8 Form of Certificate of Designation, Preferences and Rights of Delayed Convertible Preferred Stock of H&R Block, Inc., filed as Exhibit 4(f) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1995, file number 1-6089, is incorporated by reference.

10.1 * The Company's 1993 Long-Term Executive Compensation Plan, as amended and restated as of September 11, 2002, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2002, file number 1-6089, is incorporated by reference.

10.2 * The Company's 2003 Long-Term Executive Compensation Plan, as amended a restated as of September 10, 2003, filed as Exhibit 10.2 to the Compan quarterly report on Form 10-Q for the quarter ended October 31, 2003, f number 1-6089, is incorporated by reference.

10.3 * The H&R Block Deferred Compensation Plan for Directors, as Amended a Restated effective July 1, 2002, filed as Exhibit 10.2 to the Company's annu report on Form 10-K for the fiscal year ended April 30, 2002, file number 1-608 is incorporated by reference.

10.4 * The H&R Block Deferred Compensation Plan for Executives, as Amended a Restated July 1, 2002, filed as Exhibit 10.3 to the Company's annual report Form 10-K for the fiscal year ended April 30, 2002, file number 1-6089, incorporated by reference.

10.5 * Amendment No. 1 to the H&R Block Deferred Compensation Plan for Executiv as Amended and Restated, effective as of March 12, 2003, filed as Exhibit 10.5 the company's annual report on Form 10-K for the fiscal year ended April 3 2003, file number 1-6089, is incorporated herein by reference.

10.6 * The H&R Block Short-Term Incentive Plan, filed as Exhibit 10.1 to the Compan quarterly report on Form 10-Q for the quarter ended October 31, 2000, f number 1-6089, is incorporated herein by reference.

10.7 * The Company's 1989 Stock Option Plan for Outside Directors, as amend September 12, 2001, filed as Exhibit 10.4 to the Company's quarterly report Form 10-Q for the quarter ended October 31, 2001, file number 1-6089, incorporated herein by reference.

10.8 * The H&R Block Stock Plan for Non-Employee Directors, as amended August 2001, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q f the quarter ended October 31, 2001, file number 1-6089, is incorporated here by reference.

10.9 * The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended August 2001, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q f the quarter ended October 31, 2001, file number 1-6089, is incorporated here by reference.

10.10 * The H&R Block, Inc. Executive Survivor Plan (as Amended and Restated) filed Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the quar ended October 31, 2000, file number 1-6089, is incorporated herein by referen

10.11 * First Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended a Restated), filed as Exhibit 10.9 to the Company's annual report on Form 10-K f the fiscal year ended April 30, 2002, file number 1-6089, is incorporated reference.

10.12 * Second Amendment to the H&R Block, Inc. Executive Survivor Plan (as Amended and Restated), effective as of March 12, 2003, filed as Exhibit 10.12 to the company's annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-6089, is incorporated herein by reference.

10.13 * Employment Agreement dated July 16, 1998, between the Company and Mark A. Ernst, filed as Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarter ended July 31, 1998, file number 1-6089, is incorporated herein by reference.

10.14 * Amendment to Employment Agreement dated June 30, 2000, between HRB Management, Inc. and Mark A. Ernst, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended July 31, 2000, file number 1-6089, is incorporated herein by reference.

10.15 * Employment Agreement dated September 7, 1999, between HRB Management, Inc. and Jeffery W. Yabuki, filed as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2000, file number 1-6089, is incorporated herein by reference.

10.16 * Employment Agreement dated as of February 2, 2004, between HRB Management, Inc. and Nicholas J. Spaeth.

10.17 * Employment Agreement dated September 2, 2003, between HRB Management, Inc. and Brad C. Iversen, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2004, file number 1-6089, is incorporated herein by reference.

10.18 * Employment Agreement between Option One Mortgage Corporation and Robert E. Dubrish, executed on February 9, 2002, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2002, file number 1-6089, is incorporated herein by reference.

10.19 * Employment Agreement dated as of November 5, 2001, between H&R Block Financial Advisors, Inc. and Brian L. Nygaard, filed as Exhibit 10.4 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2002, file number 1-6089, is incorporated herein by reference.

10.20 * Employment Agreement dated December 2, 2002 between HRB Management, Inc. and Tammy S. Serati, filed as Exhibit 10.4 to the quarterly report on Form 10-Q for the quarter ended January 31, 2003, file number 1-6089, is incorporated herein by reference.

10.21 * Employment Agreement dated as of April 1, 2003 between HRB Business Services, Inc. and Steven Tait, filed as Exhibit 10.23 to the annual report on Form 10-K for the fiscal year ended April 30, 2003, file number 1-6089, is incorporated herein by reference.

10.22 * Separation Agreement dated September 4, 2003 between HRB Management, Inc. and Frank J. Cotroneo, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2003, file number 1-6089, is incorporated herein by reverence

10.23 * Severance and Release Agreement dated February 2, 2004 between HI Management, Inc. and James H. Ingraham.

10.24 * Termination Agreement dated April 16, 2004 between HRB Management, Ir and Jeffrey G. Brandmaier.

10.25 Second Amended and Restated Refund Anticipation Loan Operations Agreeme dated as of June 9, 2003, between H&R Block Services, Inc., Household T Masters, Inc. and Beneficial Franchise Company, filed as Exhibit 10.27 to tl annual report on Form 10-K for the fiscal year ended April 30, 2003, file numb 1-6089, is incorporated herein by reference.

10.26 Third Amended and Restated Refund Anticipation Loan Participation Agreeme dated as of January 1, 2004, between Block Financial Corporation and Househc Tax Masters, Inc., filed as Exhibit 10.3 to the quarterly report on Form 10-Q for tl quarter ended January 31, 2004, file number 1-6089, is incorporated herein reference.

10.27 Agreement of Settlement dated March 31, 2003 by and between H&R Block, In H&R Block and Associates L.P., H&R Block Tax Services, Inc., HRBO, Limited, H8 Block of South Texas, Inc., HRB-Delaware, Inc., H&R Block, Ltd., HRBOI, Ltc HRBO III, Ltd., HRBOII, Inc., H&R Block of Dallas, Inc., H&R Block of Houston, Ltc Houston Block, L.C., Block Management, Ltd., and STI-Block, L.C., and Ronr and Nancy Haese, on behalf of themselves individually and on behalf of the Cla as defined in such Agreement, filed as Exhibit 10.29 to the annual report (Form 10-K for the fiscal year ended April 30, 2003, file number 1-6089, incorporated herein by reference.

10.28 Credit and Guarantee Agreement dated as of August 12, 2003 among Blo Financial Corporation, H&R Block, Inc., The Royal Bank of Scotland PLC, Bank America, N.A., JPMorgan Chase Bank, J.P. Morgan Securities, Inc. and oth lending parties thereto, filed as Exhibit 10.3 to the quarterly report on Form 10- for the quarter ended July 31, 2003, file number 1-6089, is incorporated here by reference.

10.29 Settlement Agreement dated January 8, 2004 between (a) Herbert Dicker; HB Inc.; Robert Hildorf; RKL, Inc.; Ray Jiruska; HRB, LLC; RLJ Enterprises, Inc.; D Enterprises, Inc.; RRJ Enterprises, Inc.; DEJ Enterprises, Inc.; Moore Busine Service, Inc.; T.J. Enterprises, Inc.; Block Mountain West, Inc.; Orr Enterpris Limited Partnership; S.E. Iowa Business Services, Inc.; Taxsavers, Inc.; and JB Limited Partnership and (b) H&R Block, Inc.; Block Financial Corporation; HI Royalty, Inc.; H&R Block Tax Services, Inc.; and H&R Block Eastern Tax Servic Inc., filed as Exhibit 10.2 to the quarterly report on Form 10-Q for the quart ended January 31, 2004, file number 1-6089, is incorporated herein by referenc

Indicates management contracts, compensatory plans or arrangements.

H&R Block Inc. (www.hrblock.com) is a diversified company with subsidiaries that deliver tax services and financial advice, investment and mortgage products and services, and business accounting and consulting services. H&R Block empowers clients to make tax and financial decisions by providing a unique combination of tax services, financial information and advice, and related products and services. The company's mission is to help clients achieve their financial objectives by serving as their tax and financial partner.

The world's largest consumer tax services company, H&R Block in 2004 served 21.6 million clients at more than 11,000 retail offices worldwide and with digital tax solutions. H&R Block is the only tax company that offers clients, under a single brand, a choice or a blend of in-person services and TaxCut® software and online solutions. H&R Block is the largest consumer tax company in the U.S., Canada and Australia and also serves clients in the United Kingdom and nine other countries and U.S. territories.

When clients request more than basic financial advice, their H&R Block tax professional refers them to H&R Block Financial Advisors Inc., which can assist them with a detailed investment plan and investment services. H&R Block Financial Advisors, member NYSE, SIPC, employs more than 1,000 financial advisors serving clients in more than 350 branch offices in the U.S. H&R Block Inc. is not a registered broker-dealer.

H&R Block Mortgage Corp. offers a full range of retail mortgage products. Option One Mortgage Corp. offers wholesale mortgage products and other mortgage services through large financial institutions and a network of more than 32,000 independent mortgage brokers. Option One Mortgage Corp., the nation's fifth largest non-prime lender, is recognized by rating agencies and investors as a leader in best practices and client-focused services.

RSM McGladrey Business Services offers a wide range of services to mid-sized companies, including business and tax consulting, wealth management, retirement resources, payroll services, corporate finance and financial process outsourcing. Companies in the business services segment include RSM McGladrey Inc., RSM McGladrey Business Solutions Inc., RSM McGladrey Employer Services, RSM EquiCo Inc. and RSM McGladrey Financial Process Outsourcing, LLC.

World Headquarters: 4400 Main Street, Kansas City, Missouri 64111
Chief Legal Counsel: Nicholas J. Spaeth, Kansas City, Missouri 64111
Independent Auditors: KPMG LLP, Kansas City, Missouri 64106
Transfer Agent & Register: Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660. www.melloninvestor.com
Annual Meeting: The annual meeting of shareholders of H&R Block Inc. will be held at the H&R Block City Stage at Union Station, 30 West Pershing Road, Kansas City, Missouri, at 9 a.m. Central Time, Wednesday, September 8, 2004. Upon written request, we will furnish without charge to our shareholders a copy of our 2004 Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to Investor Relations, 800-869-9220, ext. 2721, or by mail to 4400 Main Street, Kansas City, Missouri 64111.
www.hrblock.com
Client photos and information included in this Annual Report appear courtesy of our clients, who have given their written consent.



H&R BLOCK

H&R Block Inc.
4400 Main Street
Kansas City, MO 64111
816.753.6900
www.hrblock.com